82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **InBev NV/SA**

***CURRENT ADDRESS** **Grand'Place 1**

1000 Brussels

Belgium

****FORMER NAME** **Interbrew S.A./N.V.**

****NEW ADDRESS** ______________________

____

____

FILE NO. **82-5159** **FISCAL YEAR** ______________

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:01/05/05

Exhibit A

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
AVOCATS AU BARREAU DE PARIS

TELEPHONE: +33 (0) 1 73 04 10 00
FACSIMILE: +33 (0) 1 73 04 10 10
WWW.SULLCROM.COM

24, rue Jean Goujon
75008 Paris, France

FRANKFURT • LONDON
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 20, 2001

CONFORMED COPY

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Interbrew S.A./N.V.-- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Interbrew S.A./N.V., a limited liability company organized under the laws of the Kingdom of Belgium (the "Company"), please find enclosed herewith information with respect to the Company being submitted in order to obtain exemptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Rule") thereunder.

1. **Equity Securities Information.**

The Company's shares are listed on the First Market of the Brussels Stock Exchange.

The most recent distribution of equity securities was made on January 15, 2001 pursuant to an offering of shares to employees, including to U.S. employees pursuant to the exemption provided by Rule 701 under the Securities Act of 1933. The Company also issued shares on December 5, 2000 pursuant to the Company's global offering (the "Global Offering"), which consisted of a public offering in Belgium, The Netherlands and Luxembourg to retail investors and a private placement to institutional investors in these and

other countries, including in the United States pursuant to Rule 144A under the Securities Act of 1933.

The Company informs us that 268 employees in the United States and 85 U.S. institutional investors are shareholders or hold rights to purchase shares. These shareholders hold or have rights to acquire a total of 19,643,714 shares. The U.S. employees purchased shares in transactions exempt from the registration requirements of the Securities Act of 1933 pursuant to either Rule 701 under, or Section 4(2) of, the Securities Act of 1933. The U.S. institutional holders purchased shares in the Global Offering in transactions exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 144 thereunder.

2. Foreign Reporting Requirements.

Below is a list of the Company's ongoing requirements to publish, file or distribute information under Belgian corporate, securities and other applicable laws, indicating when and where each publication, filing and distribution is made.

The principal public disclosure and reporting requirements applicable to the Company arise under the Belgian Company Code, the Belgian Royal Decree of 3 July 1996 on the periodic reporting requirements applying to companies listed on the first market or on the new market of a stock exchange, and the Belgian Royal Decree of 3 July 1996 on the *ad hoc* reporting requirements applying to companies listed on the first market or on the new market of a stock exchange. Pursuant to these Royal Decrees, most of the disclosure and reporting that needs to be done by the Company apply not only with respect to the market but also with respect to the Commission Bancaire et Financière (the "CBF"), the authority that regulates Belgian securities markets, and/or the Market Authority of the Brussels Stock Exchange, where the Company's ordinary shares are listed.

Publications may be made, as indicated, in the Belgian Official Gazette ("*Moniteur belge/Belgisch Staatsblad*"), national and regional newspapers, press agencies, or on-line data vendors. Filings may be made, as indicated, with the greffe of the Commercial Court for incorporation in the Commercial Register, the National Bank of Belgium, the CBF, or the Market Authority of the Brussels Stock Exchange. Certain communications made to shareholders must be sent by mail to the holders of

registered shares, i.e. shareholders noted in the share register of the Company, or more generally registered securityholders, and securityholders who completed certain requirements necessary to be admitted to a given shareholders' meeting. Certain documents must be made available to securityholders at the registered office of the Company.

A. Regular Reporting

1. After any shareholders' meeting, the Company is required to publish in the *Moniteur Belge*:

(1) certain excerpts from the minutes of the shareholders' meeting;

(2) any amendment to the Articles of Association ("*Statuts/Statuten*"), including *inter alia*, a merger, division, or liquidation of the Company);

(3) names of any directors who were elected or statutory auditors who were appointed and of directors/statutory auditors who have ceased their functions.

2. Within 3 months of the end of its second fiscal quarter in each year, the Company must publish its semi-annual results (i) in one or more national newspapers, (ii) via at least one national and one international on-line data vendor and (iii) via at least one national and one international press agency.

3. Upon its publication at the latest, the Company's semi-annual report must be sent to the CBF and the Brussels Stock Exchange.

4. The Company must file its annual statutory and consolidated financial statements, annual statutory and consolidated annual reports, and annual statutory and consolidated reports of statutory auditors with the National Bank of Belgium within 30 days following the Annual Shareholders' Meeting. These documents must be made available at the registered office of the Company at least 15 days prior to the Annual Shareholders' Meeting. Within 3 months following the end of its fiscal year, the Company must publish a *communiqué* (i) in one or more national newspapers, (ii) via at least one national and one international on-line data vendor and (iii) via at least one national and one international press agency.

5. Upon its publication at the latest, the Company must send its annual *communiqué* to the CBF and the Brussels Stock Exchange. At the latest when they are made available at the registered office of the Company, the Company must send its annual consolidated and statutory financial statements, annual consolidated and statutory reports, and annual and consolidated reports of statutory auditors to the CBF and the Brussels Stock Exchange.

B. *Shareholder Meetings*

1. At least eight days prior to a shareholders' meeting, the Company must publish in the *Moniteur Belge* a notice of the shareholders' meeting ("*avis de convocation*"), including the agenda for the meeting and the draft resolutions proposed to the shareholders. The *avis de convocation* must also be published twice in a newspaper of nationwide distribution and in a journal distributed in the region of the Company's headquarters. The second of these two publications must occur at least eight days prior to the shareholders' meeting and the first must occur at least eight days prior to that date. The *avis de convocation* must also be filed with the CBF prior to its publication and must be sent to registered shareholders at least 15 days prior to the shareholders' meeting. Specific reports must be prepared by the Board of Directors and/or statutory auditors in connection with certain proposed resolutions (e.g. report relating to the renewal of the authorised capital, report relating to the limitation or cancellation of preferential subscription rights, report on the occasion of a merger). Prior to the shareholders' meeting, these reports must usually be (i) filed with the greffe of the Commercial Court, (ii) sent to registered shareholders with the *avis de convocation*, (iii) sent to the shareholders who completed the requirements for being admitted to the meeting and (iv) be made available to all shareholders. These reports must be sent to the CBF in most cases on or before the date they are made available to the shareholders or made public, as the case may be.

2. At least 15 days prior to the Annual Shareholders' Meeting (which usually takes place on the last Tuesday in April of each year), the Company must send to registered securityholders an *avis de convocation*, including draft resolutions proposed to the shareholders, and its annual report containing consolidated and statutory financial statements, proposed

distribution of profits, consolidated and statutory reports of Board of Directors, consolidated and statutory report(s) of statutory auditors and a list of securities held by the Company at the end of the last fiscal year.

3. At least 15 days before the Annual Shareholders' Meeting, the Company must make available to securityholders:

(1) a list of the securities held by the Company;

(2) a list of the shareholders whose shares are not fully paid-in; and

(3) the annual consolidated and statutory reports of Board of Directors, the annual consolidated and statutory reports of auditors, and the annual statutory and consolidated financial statements.

4. Prior to the Annual Shareholders' Meeting, the annual consolidated and statutory financial statements, the annual consolidated and statutory reports of the Board of Directors and the annual consolidated and statutory of the statutory auditors must be sent to those who, at least seven days prior to the Annual Shareholders' Meeting, fulfilled certain requirements allowing then to be admitted to the Annual Shareholders' Meeting.

C. *Extraordinary Events*

1. As soon as possible, the Company must publish in at least one newspaper of general circulation and at least one national and one international press agency or on-line data vendor, any corporate action regarding rights (and their exercise) associated with financial instruments, as well as any appointment of a paying agent for the Company's securities.

2. In addition, the Company must publish immediately, in the manner described in paragraph 1 above, any price-sensitive or material information and any information relating to the modification of the rights attached to its shares. It is assumed by the Brussels Stock Exchange that the announcement of results and results forecasts or the amount of a dividend constitute price-sensitive information.

3. In most cases, press releases relating to the above must be sent to the Brussels Stock Exchange as soon as possible and upon their release.

4. The Company must also notify the Brussels Stock Exchange of the following events:

(1) Any announced payments on shares;

(2) Coupons being declared valueless;

(3) Any formal regularisation of securities (e.g., modification of data on the share certificate further to a split of the shares, etc.);

(4) Any change to the Articles of Association (any draft documentation relating to a change to the Articles must also be sent to the CBF at the latest on the date of convocation of the shareholders' meeting at which such change will be voted on);

(5) The Company's intention to implement a share buy-back program to the Brussels Stock Exchange (actual individual repurchases made within the framework of the program must usually be reported to the Brussels Stock Exchange at the latest seven business days following the end of the month during which a repurchase took place; if a share buy-back program may be deemed to constitute price-sensitive information, the decision of implementation will also be subject to the rules described above that apply to price-sensitive information);

(6) Any redemption of capital ("*amortissement de capital/kapitaalsaflossing*"); and

(7) Any change in share ownership increasing or decreasing holdings above (or below) 3%, 5% or any multiple of 5% of the Company's voting securities (this information must be provided to the Brussels Stock Exchange on the business day following receipt by the Company of notice thereof).

Except as otherwise noted, notification must be as soon as possible and at the latest on the date that such information is made available to the Company's securityholders.

5. Prior to certain financial transactions (such as public offerings or tender offers), the Company must provide information with respect to such operation in a prospectus submitted for approval to the CBF, and must publish a related detailed press announcement in a newspaper of nationwide distribution. The prospectus submitted to the CBF is publicly available.

3. Information Submitted Herewith.

The following is a list of information considered by the Company to be material pursuant to paragraphs (b)(1)(i) and (b)(3) of Rule 12g3-2(b) under the Act that the Company (i) has made or is required to make public pursuant to the laws of Belgium; (ii) has filed or is required to file with the Brussels Stock Exchange and which is made public by such exchange; or (iii) has distributed or is required to distribute to its security holders, in each case since January 1, 2000, the beginning of the Company's last fiscal year. English-language versions or translations of these documents as required by paragraph (b)(4) of the Rule are enclosed herewith:

(a) The Company's Articles of Association;

(b) The Company's 1999 Annual Report including audited consolidated financial statements;

(c) English language offering circular for the Global Offering, dated November 7, 2000, submitted herewith as the English version of the French and Dutch language prospectuses that were filed with the CBF and distributed in Belgium;

(d) The supplement to the Belgian prospectus that was published in the Belgian financial press on November 28, 2000;

(e) Press release entitled "Interbrew moves decisively to the future", dated January 26, 2001;

(f) Press release entitled "Financial Calendar 2001", dated January 11, 2001;

(g) Press release entitled "UK Competition Commission's stance' excessive", dated January 3, 2001;

(h) Press release entitled "Interbrew proceeds to first capital increase in Employee Share Purchase Programme", dated December 22, 2000;

(i) Press release entitled "Interbrew shares to be listed on Euronext Brussels on December 1, 2000 - Estimated IPO proceeds between EUR 2.6 billion and EUR 3.3 billion", November 8, 2000;

(j) Press release entitled "Interbrew expects to be part of BEL-20 Index; IPO Syndicate of Banks appointed", dated October 20, 2000;

(k) Press release entitled "Interbrew, The World's Local Brewer, seeks listing on Euronext Brussels", dated October 4, 2000;

(l) Press release entitled "Interbrew has taken actions to comply with the European competition rules", dated October 2, 2000;

(m) Press release entitled "Interbrew sells controlling interest in Toronto Blue Jays to Rogers Communications", dated September 1, 2000;

(n) Press release entitled "A new CEO for SUN INTERBREW Ltd.", dated August 29, 2000;

(o) Press release entitled "Changes to the by-laws of Interbrew approved by a unanimous vote", dated July 6, 2000;

(p) Press release entitled "Interbrew appoints Merrill Lynch International and Fortis Bank as Joint Global Co-ordinators and Lazard as Financial Advisor for its initial public offering (IPO)", dated June 15, 2000;

(q) Press release entitled "Interbrew acquires brewing activities of Bass", dated June 14, 2000;

(r) Press release entitled "Interbrew acquires brewing activities of Whitbread", dated May 25, 2000; and

(s) Press release entitled "Interbrew: outstanding results for 1999", dated April 25, 2000.

Representatives of the Company have informed us that the Company will furnish to the Securities and Exchange Commission on an ongoing basis the information required by subparagraph (b)(1)(iii) of the Rule. If the information that the Company makes or is required to make public, distribute or file shall change from that set forth in Section 2 above, the Company will submit to the Securities and Exchange Commission a revised list reflecting such changes promptly after the end of the fiscal year in which such change occurs.

As stated in paragraphs (4) and (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Act.

Please provide the undersigned with the Commission file number to be used in connection with the submission of information by the Company pursuant to the Rule.

If you have any questions regarding this request, please contact (collect) the undersigned at 011.331.44.50.60.51.

Very truly yours,

/s/ Elise C. Masiée
Elise C. Masiée

(Enclosures)

cc: Paul Dudek, Esq. (w/o encl.)
(Securities and Exchange Commission)

Exhibit B.3

Size wise

The what

After we decided to focus on only beer, the World's Local Brewer® strategy transformed Interbrew. It took just a decade to turn us from a small regional player into one of the leading brewers in the world. The key ingredients in that strategy are now familiar. To summarise, they are: a core platform in each country of important local brands; a strong portfolio of international premium and speciality brands; a balance between mature and emerging markets; the ability to consolidate to strengthen market position; and finally (or maybe, firstly) the excellent people who make possible superior execution in implementing our vision and operating the business.

Those five points tell us what the World's Local Brewer® is. But "what" is usually less interesting than "why". Why does this particular pattern of business give us more certainty of creating value?

The why

We can sum up the advantage Interbrew has in a phrase. Essentially our business is "size wise". In other words, it has the footprint, the characteristics, the positioning it needs to cope with the tough demands of modern competition. We can claim to be size wise for four reasons, which have to do with brands, growth, scale and knowledge.

We must start with brands, because these are the *sine qua non* of success in our industry. Local core brands are the heart of a beer business, because they provide the volume base on which economic distribution and efficiencies in the supply chain can be built. Interbrew offers more, however, than just core brands. Our cherry on the cake is the portfolio of premium lagers and speciality beers. With channel costs already paid, these return a higher profit. It is this marriage between volume quantity and volume quality that makes us size wise.


ANNO 1366
STELLA
ARTOIS

Size wise

"Being the World's Local Brewer© gives us the business options we need. That is what makes us size wise"

The growth reason comes second, because growth is the yardstick against which all companies are judged. No brewer can have it all ways. We can get stability and large volumes in mature markets, but these volumes are at best stable. We can get strong growth prospects in emerging markets, but these are volatile. To square this circle brewers must optimise their geography. Industry analysts report that Interbrew currently has an advantageous risk/growth profile*. It is this positioning that also makes us size wise.

We come now to the scale reason. Interbrew's resources and M&A expertise have allowed us to follow up our first acquisition in a particular country or region by further transactions to reinforce market position, witht the approval of the competition authorities. We did just this in Bulgaria, Germany, Korea, Romania, Russia, the UK and Ukraine. The outcome was almost invariably successful. External growth has reliably been turned into organic growth. That is another reason we can claim to be wise about size.

We come finally to the knowledge reason. It is the mix of local and international expertise that is so powerful in our business. What does the international pair of hands bring? It gives us more sophisticated management systems and controls, world class manufacturing standards, more efficient buying, cutting edge software to optimise logistics, and brand marketing models already proved.

What does the local pair of hands bring? It gives us cultural insights into what really makes a brand part of people's lives. It gives us a network of individual breweries as training sites, and test beds for ideas. It gives us a diversity of ways of finding success, rather than the straitjacket of "we do it like this". We know when to be international (*ie* big) and when to be local (*ie* small), and that also makes us size wise

The how

The crux of our strategy is that Interbrew has options available to address the conditions in every country where we operate. If consolidation is possible, we know how to consolidate in a way that adds value. If consolidation is not possible, but segmentation is, we can draw on a superb premium and speciality portfolio. If neither applies, we can use our knowledge, and improve the business through best practice. Or any mixture of the above, as the country requires. Whatever the character of each national business, Interbrew has the opportunity to boost its potential – because of our brands, geography, scale and knowledge. Being the World's Local Brewer© gives us the business options we need. That is what makes us size wise.

* Source Canadean, Economist Intelligence Unit, Euromonitor



Key figures – five year review

Pay out ratio (%)


1997 30.2
1998 25.2
1999 25.6
2000 27.7
2001 25.8

Net turnover (in millions Euro)


1997 2,511
1998 2,715
1999 3,244
2000 5,657
2001 7,303

Volume (in millions hl)


1997 39.4
1998 45.1
1999 55.7
2000 76.4
2001 96.9

Dividend per share (Euro)


1997 0.12
1998 0.15
1999 0.18
2000 0.21
2001 0.29

EBITDA (in millions Euro)


1997 614
1998 651
1999 756
2000 1,156*
2001 1,533

Employees


1997 13,835
1998 16,727
1999 24,348
2000 34,203
2001 37,617**

* 2000 IAS

** Employee number based on full-time equivalents

	2001 IAS	2000 IAS	2000	1999	1998	1997
Volume (in millions hl)	**96.9**	**76.4**	76.4	55.7	45.1	39.4
Net turnover (1) (in millions Euro)	**7,303**	**5,657**	5,657	3,244	2,715	2,511
EBITDA (2) *(in millions Euro)*	**1,533**	**1,156**	1,199	756	651	614
Operating profit (in millions Euro)	**884**	**533**	644	419	383	355
Net profit (share of Group) (in millions Euro)	**698**	**-964**	-910	230	190	132
Net profit (share of Group) (before extraordinary Bass goodwill impairment)	**537**	**271**	325	230	190	132
Cash flow from operations (in millions Euro)	**1,053**	**871**	715	523	438	416
Net Capex (in millions Euro)	**488**	**425**	425	231	165	149
Net financial debt	**2,662**	**2,906**	2,930	2,061	1,750	1,272
Market Capitalisation (in millions Euro)	**13,257**	**15,865**	15,865	N/A	N/A	N/A
Adjusted net profit per share (3) (4) (Euro)	**1.44**	**1.04**	1.21	0.82	0.69	0.51
Dividend per share (3) (Euro)	**0.29**	**0.21**	0.21	0.18	0.15	0.12
Pay out Ratio (%) (7)	**25.8**	**N/A**	27.7	25.6	25.2	30.2
Average Number of Shares (in millions) (6)	**429**	**335**	333	323	322	322
Fully Diluted Number of Shares (in millions) (6)	**434**	**343**	436	332	336	338
Share Price High (Euro)	**37.5**	**38.1**	38.1	N/A	N/A	N/A
Share Price Low (Euro)	**25.5**	**34**	34	N/A	N/A	N/A
Year-end Share Price (Euro)	**30.75**	**37.12**	37.12	N/A	N/A	N/A
Return on Invested Capital (%)	**11.4**	**11.4**	11.7	10.4	12.6	14.2
Cash Interest Coverage	**5.4**	**2.8**	2.7	4.1	4.8	5.6
Debt equity ratio	**0.55**	**0.71**	0.75	1.34	1.53	1.13

(1) Turnover less excise taxes
(2) Operating profit plus depreciation and amortisation and amortisation of Goodwill.
EBITDA does not reflect the impact of extraordinary income (expenses)
(3) Adjusted for stock splits
(4) Net profit (share of the group) (before extraordinary Bass goodwill impairment) plus amortisation of goodwill, divided by the average number of shares outstanding
(5) Gross dividend divided by net profit (share of the Group) excluding Bass write off
(6) Calculation adjusted for IAS
(7) Based on the net profit without the Carling contribution



Letter to Shareholders

A significant year

Is there ever a year with Interbrew that is not a significant year? Perhaps what outside observers will think about first for 2001 is Bass and Beck's. The year certainly started at a low point, when our acquisition of Bass was blocked by the UK regulators. This was a blow, but we were not pushed off course. We worked hard during the year to get a positive outcome on the UK file, while continuing to pursue our strategic agenda. The UK situation was not resolved when unexpectedly a famous international brand, Beck's, came up for sale. Rather than let the opportunity pass, we acted on our convictions about how to be successful, and made the acquisition. The Beck's deal was not completed in 2001, since it closed in February 2002, but the implications for our business, and for the way Interbrew is judged, are so fundamental that we will address this issue first.

The immediate view was that we overpaid. We can say that we remain highly positive about the prospects, having gained full information after completing the transaction. However, only the actual results of Interbrew ownership in years one and two will prove the point one way or another. In the meantime, let us share with you our thinking.

Essentially, what we got for our nearly 1.8 billion euro was four businesses and a worldwide trademark – a glass business, a Coca-Cola business, a German domestic beer business, and an international business. If you add up the fair value of each of those businesses, the difference between that and what we paid is the premium – and for that we got a trademark. A great international trademark. In the right hands this brand can be much bigger than its present volumes.

While some said we paid a full price, we also heard it argued that we overpaid by 10%, making that premium 180m euro. Can the Beck's trademark be worth that to Interbrew? As owners of Stella Artois we have a "make" or "buy" choice in front of us. Where we have a local platform but no Stella Artois presence today, it will be a 10 to 20 year process to build the brand. We face several years of investing ahead of profitability. What is the cost of taking Stella Artois internationally to an extra 2.7m hectolitres – the international premium volumes acquired with Beck's? How many years of spending more than 100m euro a year to achieve this? In weighting these choices, we concluded that the premium we would pay for the international trademark did indeed represent fair value.

There is another factor in the balance. Beck's is a German brand, and it is understood around the world that Germany is the number one country for beer – in the same way that France is number one for wine, that pasta comes from Italy, and hi fi from Japan. At the time of the IPO we heard investors telling us that, vis-à-vis the competition, we lacked a comparable international brand. We were listening.

By buying Beck's, Interbrew reached an important position in six countries with a leading international lager. As for building the brand further, whereas Beck's rented someone else's platform to go to market, we have 22 country platforms available. Can we get from 6 to 10 countries in the next decade? It becomes much more likely if we do "buy" as well as "make". We can develop Beck's without detriment to Stella Artois, letting the stronger brand take the lead in each country (as we explain on page 42). That is how we thought about the premium, beyond the sum of the parts.

It was a great deal because we acquired a great brand. Incidentally, we could also finance this acquisition at very attractive rates. Furthermore changes to the German tax regime allowing us to amortise goodwill made this a highly tax efficient transaction. Germany is a market set to consolidate and through Beck's in combination with Diebels we have built an attractive position offering top line growth and improved profitability underpinned by synergies.

"By buying Beck's, Interbrew reached an important position in six countries with a leading international lager"

Letter to Shareholders

"Being wise about size means volume quality not just quantity"

Results in 2001

We have covered Beck's in some detail, because it is such a clear example of the Interbrew approach to value creation. In a year or two we will be able to report the actual outcome of the deal. In the meantime, let us consider the value created in 2001 (and we exclude Bass in the UK from the figures in this Letter to Shareholders). We achieved double digit growth not just on volume but on all key measures, even though 2000 was itself a record year, and hard to beat.

As a pointer to how we develop the business, the growth in net turnover (+16%) exceeded the growth in volumes (+14%). Being wise about size means volume quality not just quantity. In addition EBIT and net profit showed outstanding growth, up 46.8% and 83.8% respectively. We also recorded a solid improvement in earnings per share before goodwill, up 30.3%. This was realised despite the 28% increase in the number of our shares in 2001 following the IPO at the end of 2000. Profitability rose, with an increase of 94 basis points in return on invested capital, up from 13.0% to 14.0%.

We take particular pride in the rise in our net turnover margin, up from 78.4 to 78.8 euro per hectolitre. Despite the significant growth of volume in emerging markets at considerably lower net sales prices. This is the touchstone for value growth, achieved despite our significant presence in emerging markets. Remember that these figures do not include Bass, so you do not have to deduct anything to account for the departure of Carling Brewers. And the Bass situation has now been retrieved to an extent that seemed unlikely at the beginning of the year.


ONE FULL
PINT
568 ml
Bass
OUR FINEST ALE

The Bass outcome

We were stunned by the blocking of the Whitbread and Bass merger, since all the legal/economic analysis pointed towards a market share that would be finally acceptable, on resolution of the disposal issue. The only appeal mechanism available to us was a draconian judicial review. We believed we had to challenge the decision, and started an uphill battle against the odds. When we won in the high court it was an unprecedented overturning of a Competition Authority decision. It is worth mentioning that the team winning on 24 May was the same team that lost on 3 January, as we saw no need to withdraw trust.

The settlement gave the UK business the tools for expansion *in its own country. It was certainly more than a technical* victory. We achieved a 50% increase in our UK platform, up from an 11% to a 16% share. We doubled our profit, and gained a UK business that was size wise. Synergies became available between Interbrew UK and the businesses in Scotland and Northern Ireland, and between Bass exports and the rest of Interbrew. It constituted a highly promising advance on the position at the start of the year. Scotland and Northern Ireland had the infrastructure in place but needed growth. That growth could be provided by putting two brand *champions together – the leading core lager and the UK's* favourite international premium, Tennent's and Stella Artois.

The UK is currently a growth business in our terms. Lager is our business, and lager, especially premium lager, has grown there for 20 years and is still only 65% of the market. We can now see a clear road to expanding our UK platform, organically and by transaction. We have the prospect of growth in both sales and EBITDA. We should also grow returns, since we started Interbrew UK from a reasonable investment base.

Meanwhile the performance of Bass under Interbrew ownership was outstanding. It was accretive for us from year one, despite the ruling out of synergies. Volumes grew strongly, bringing market share of 22% overall. Notwithstanding of additional marketing and sales expenses EBIT grew significantly, after a five-year period of no growth. This surge in performance improved the value we could achieve on exit, and gave credibility to the plans we bequeathed to the purchaser.

As that chapter closed, we basically ended up with a UK business that was worth what we paid for it. We sold Carling Brewers on time and for an attractive price. After raising £1.2 billion through the disposal, our net investment was approximately £1.8 billion and this for a business that generates 170m euro of EBITDA. Now that the dust has *settled, we can calculate the EBITDA multiple for the* UK acquisition. It amounts to 8.8, very much in line with the industry average. We see it as a reasonable price for an important position in such a huge beer market as the UK. A year of hard work ensured that we could restore shareholder value, something most commentators did not expect.

"A year of hard work ensured that we could restore shareholder value"


Net turnover per Hl
1997 72.4
1998 70.5
1999 66.2
2000 78.4*
2001 78.8

* 2000 IAS

Letter to Shareholders

"We have recorded the best growth in the business, against the best in the business"

EBITDA per HI (Euro)


1997 17.7
1998 16.9
1999 15.4
2000 16.4*
2001 16.0

* 2000 IAS
Volumes Femsa excluded

EBIT Growth 1990-2000, CAGR


Food* 7.6%
Alc Bev.* -0.7%
Brewers* 9.1%
Interbrew 28%

* Average of industry leaders
(Source: Annual Reports)

First year as a public company

The IPO was a strategic step taken to enable us to continue to be a leading consolidator. The timing raised some eyebrows, but proved sensible in terms of consolidation opportunities and the stock market trend. Going public certainly changed the company, in terms of outside perceptions and internal development. We had to learn how to communicate differently with the outside world. Our approach seems to have served us well, and within a relatively short period of time we were viewed as a real peer of the two accepted leaders in the industry. Certainly being stock listed increased the level of professionalism in the company.

At the time of the IPO we committed to a switch in 2001 from Belgian generally accepted accounting principles to International Accounting Standards (IAS). We achieved this on time, well before the regulatory deadline as currently set at 2005 – the first major EU brewer to adopt these internationally accepted standards. Internally it makes more sense for our affiliates across the world to report in IAS rather than Belgian GAAP. More importantly, IAS makes our statements more understandable to shareholders, investors and the capital markets. As such it is an appropriate response to having outside as well as family investors participating in our business. IAS is an important, albeit technical example of our commitment to our shareholders.

Pursuing shareholder value

Shareholder value is an ill-defined concept. Surely it means more than simply growth in share price and dividends.
The share price is clearly part of the value assessment, but it has a one-minute time span attached to it – of most relevance to a trader, interested in short-term movements. An investor who buys to hold, not trade, will look rather to company fundamentals. In our world we look at shareholder value in terms of brand health and growth prospects. We consider not just the vigour of our individual local brands and premium/speciality brands, but the brand mix – the fact that a high proportion of our business is exposed to the inherently attractive growth trend in the premium/speciality segment. We consider not just the vigour of our individual countries, but the mix – the fact that the growth rate expected for our particular geographies is ahead of that of our global competitors. And that's before we do anything operationally to outpace the local market. It is of course the goal of Interbrew to use what we know as a company to outperform the best local competitor.

Our track record

Assessing shareholder value relies on both evidence and judgment – evidence of performance so far, and judgment as to how far the story of the past will continue into the future. Track record not only cumulates performance, it conditions judgment. The more consistent the track record, the more confidence in the underlying pattern. How do we measure up on this front?

Our track record is not just one year as a public company, but stretches back over a decade. We have been second to none for ten years in terms of operational performance.
We have recorded the best growth in the business, against the best in the business. And that is not just a matter of volume. It covers all key metrics. Such results do not come by chance. We must be doing something right.

Before embarking on the Beck's transaction, we reviewed our acquisition history and noted that every major step met a sceptical response when first announced. This was certainly the case with Labatt in 1995, Russia in 1999, Korea in 1998, Croatia in 1994 and the UK in 2000. That pessimism is not surprising, since most mergers and acquisitions fail to deliver the proposition put forward. Yet we have done 30 acquisitions since 1990 and almost without exception have managed to create value. At the root of our success is the skill of our people in integrating the new operations. We salute their achievements and assure them that the leadership of the company will do what it can to make the future of Interbrew worthy of their commitment.

In the past decade, working together, we have turned a regional brewer into a leading international company. We are now in a better position to shape our destiny and create shareholder value for the future.

Reaffirming our targets

When we started our journey to the IPO we set out our parameters for the company, which were as follows: achieving and preserving investment grade status; and ensuring that transactions were neutral or accretive in the first full year of consolidation, in terms of earnings per share before goodwill amortisation. We are still anchored in this discipline as we approach future acquisitions.

We said that for 2001 investors could count on organic EBITDA growth of 8% and earnings per share before goodwill amortisation of 12%. As you now know, this target was achieved. We are now confirming further targets. Over the next three years we are targeting double digit growth in average annual EPS on the same definition. Results in a single year may be better or worse, but taking the three years as a whole this is what we set ourselves to achieve. And this target is irrespective of scope change. In other words, we will avoid an acquisition which would be so dilutive as to put that target out of reach. That is why the theme of this report, size wise, is so apropos. We may drive for size, but we intend to be wise.

Pierre Jean Everaert
Chairman of the Board

Hugo Powell
Chief Executive Officer



A guide to our brands



WESTERN EUROPE
CENTRAL EUROPE
THE AMERICAS
Jupiler
Diekirch
DRY
Blue
TECATE
Narnc


EASTERN EUROPE
ASIA PACIFIC
*

INTERNATIONAL PREMIUMS

Stella Artois is now the world's No.6 international premium lager

Beck's is the leading international premium lager from the country which is synonymous with beer – Germany

INTERNATIONAL SPECIALTIES

Hoegaarden inspired the Belgian white beer revival

Leffe is the world's leading abbey beer

Bass ale now sells more in the US than in the UK

KEY

- Countries where Interbrew has a subsidiary, joint venture or minority shareholding
- Countries where Interbrew has a licence agreement
- Countries where Interbrew beers are distributed

* Brewed under licence

A guide to our businesses

	Volumes in 2001 (hectolitres)	Market position	Market share	Number of breweries	Trading name
The Americas	21.3m				
Canada	9.1m	No. 2	43.3%	8	Labatt Brewing Company
Cuba	0.7m	No. 2	30.4%	1	Bucanero
Mexico	6.7m (1)	-	43.6%	6	FEMSA Cerveza
USA	4.8m	No. 2 (2)	14.5% (2)	1	Labatt USA
Western Europe	44.3m				
Belgium	6.4m	No. 1	56.0%	4	Interbrew Belgium
France	2.7m	No. 3	10.1%	-	Interbrew France
Luxembourg	0.3m	No. 1	43.6%	1	Brasseries de Luxembourg
					Mousel-Diekirch S.A.
Netherlands	2.7m (3)	No. 2	15.8%	3	Interbrew Nederland
UK	10.9m	No. 4	11.1%	3	Interbrew UK
Germany	0.5m (7)	-	1.4%	1	Brauerei Diebels
					Beck & Co (10)
Bass Brewers	17.1m	No. 2	22.4%	6	Bass Holdings Ltd
Export	3.4m			N/A	
Licenses	0.3m			N/A	
Emerging Markets	31.3m				
Bosnia-Herzegovina	0.1m	No. 4	8.5%	1	*Uniline*
Bulgaria	1.3m	No. 1	31.4%	3	Kamenitza AD
Croatia	1.7m	No. 1	42.5%	1	Zagrebacka Pivovara
Czech Republic	2.6m	No. 2	13.7%	3	Prague Breweries
Hungary	2.2m	No. 1	30.1%	1	Borsodi Sörgyar
Montenegro	0.6m	No. 1	84.0%	1	Trebjesa
Romania	1.5m	No. 2	13.2%	3	Compania de Distributie National S.A.
					Bianca Interbrew Bergenbier
					Proberco
					Interbrew EFES Brewery S.A.
Slovenia				1	Pivovarna Union
Russia	7.9m	No. 2	12.8%	8	SUN Interbrew
Ukraine	5.0m	No. 1	34.6%	3	SUN Interbrew
China	0.4m	-	3.0% (4)	2	Nanjing Jinling Brewery Company
South Korea	8.0m	No. 2	44.6%	3	Oriental Breweries

(1) 30% of total volumes
(2) In Domestic Specialities & Imported Beers (Off Trade channel)
(3) Includes domestic subcontracting volumes
(4) Share within own business area
(5) Interbrew has management control
(6) Economic value is 66.3%
(7) 4 months (as of 1st September, 2001)
(8) On December 31, 2001; a stake of 40.8% was attained on January 17, 2002
(9) Brewed under licence
(10) Integrated into Interbrew as of 1st February, 2002

Interbrew voting rights	Key brands Global brands: Stella Artois	Beck's	Leffe	Hoegaarden	Bass	Local brands
100%	•	•	•	•	•	Labatt Blue, Blue Light, Kokanee, Alexander Keith's, Wildcat, Boomerang, Budweiser (9)
50%						Cristal, Bucanero
30%						Tecate, Sol, Dos Equis, Carta Blanca, Superior, Indio, Noche Buena, Bohemia
70%	•	•	•	•	•	Rolling Rock, Labatt Blue, Blue Light, Sol, Dos Equis, Tecate, Löwenbräu (9)
100%	•	•	•	•	•	Hougaerdse Das, Jupiler, Belle Vue, Safir, Vieux Temps, Rolling Rock
100%	•	•	•	•		Lutece, Loburg
78.6%	•	•	•	•		Diekirch, Mousel, Grande Réserve
100%		•				Dommelsch, Oranjeboom, Hertog Jan, Witte Raaf, Elfde Gebod, Hougaerdse Das, Rolling Rock
100%	•	•	•	•		Boddington, Whitbread
80%					•	Diebels, DIMIX
100%		•				Haake-Beck
100%	•		•	•	•	Tennent's, Carling, Caffrey's, Worthington
N/A						
N/A						
59.2%	•					Ožujsko, Bozicno, Tomislav
84.6%	•		•	•		Kamenitza, Astika, Burgasko, Pleven
71.9%	•	•				Ožujsko, Bozicno, Tomislav, Belle-Vue, Rolling Rock, Labatt Blue, Labatt Ice
96.8%	•		•	•		Staropramen, Branik, Ostravar, Velvet, Kelt, Mestan, Vratislav
98.5%	•					Borsodi, Rolling Rock, Holsten (9), Kinizsi, Belle-Vue
72.7%	•		•	•		Niksicko
100%	•					Bergenbier, Noroc, Hopfen König (9)
70.8%						
96%						
50%						
25.6% (8)						Union, Fructal
34.2% (5) (6)						Klinskoye, Tolstiak, Sibirskaya Korona, Bag Beer, Volzhanin, Premier, Bavaria, Viking, Rifey, Pikur
34.2% (5) (6)						Chernigivskoye, Taller, Yantar, Cernyj Prints, Rogan
60%		•				Jinling, Ice Best, Yali, Hu Pi
50% (5)						OB Lager, Cass, Cafri, Red Rock, Budweiser (9)

Corporate governance

"A new bottle for Hoegaarden, which at this stage in its UK lifecycle is bigger than Stella Artois was"

The corporate governance rules established by the Interbrew board of directors support our business ambitions. They ensure that the company is effectively run and properly controlled. Without limiting vision or hampering swift action, the rules put a framework of best practice, clarity and right thinking around the company. The way powers and responsibilities are divided between the board of directors and executive management ensures that all key people give Interbrew the two kinds of leadership it needs – one based on control, and one based on advance. The essential discipline within the company provides a base on which we can build our dream of the Interbrew of tomorrow. The rules are tough in order to give us all confidence – outsiders and insiders alike – that Interbrew pursues its destiny along a proper path.

The Board of Directors

The board is the ultimate decision-making body, except for the powers reserved to the shareholders' meeting by law, or by the charter. The board decides the company's strategy, the long-range plan, and all major investments and divestments. It also controls the implementation of the decisions that result. The board appoints the chief executive officer and members of the three board committees. It also decides, taking note of the CEO's recommendations, on the structure of the group, major or long-term transactions, the appointment or dismissal of members of the executive management, the budget, and investment plans.


Hoegaarden
witbier-bière blanche

Board members, including at least six who are independent of shareholders exercising a decisive or significant influence on Interbrew policy, are selected by the board itself and approved by the shareholders' meeting. The chairman is appointed by the board from among its members. Directors are appointed for three years, and must retire after the shareholders' meeting following their 70th birthday. Current members are:

Directors	Term expires
Pierre Jean Everaert* – Chairman	2003
Charles Adriaenssen	2003
Count Christophe d'Ansembourg (2)	2002
Allan Chapin* (1)	2002
Jean-Luc Dehaene*	2004
Harald Einsmann* (2)	2002
Bernard Hanon* (2)	2002
Remmert Laan	2004
Baron Frédéric de Mevius	2003
Count Arnoud de Pret Roose de Calesberg (1)	2002
Viscount Philippe de Spoelberch	2004
Alexandre Van Damme	2004
Kees J. Storm* (3)	2005
Peter Harf* (3)	2005

Chief Executive Officer
Hugo Powell
Corporate Secretary
Patrice J. Thys

* Independent director – (1) Mandate renewable on 30 April, 2002
(2) Mandate ending on 30 April, 2002 – (3) Starting as of 30 April, 2002


Anno 1445

Corporate governance

Pierre Jean Everaert (62) has served as a Director of Interbrew since 1997. He serves on the boards of KPNQwest, Banque Parisbas PA Group (US), Baan Company and other companies.
Charles Adriaenssen (45) has been an Interbrew Board Member since 2000. He is Managing Director of the CA&P Group (Belgium).
Count Christophe d'Ansembourg (38) has been a Director of Interbrew since 1996. He is a Managing Director of Optimol Tribotechnik S.A. (Belgium).
Allan Chapin (60) has been a Director of our company since 1994. He is a Managing Director of the bank Lazard in New York.
Jean-Luc Dehaene (62) former Prime Minister of Belgium, from 1992 to 1999, has served on our board since 2001.
He is also a board member of Umicore, Telindus, Domo and Corona Lotus.
Harald Einsmann (67) has been a Director of Interbrew since 1999. He is also Director of EMI Music Group, Tesco, BAT and other companies.
Bernard Hanon (67) has been a director of Interbrew since 1990. He is General Manager of Hanon Associates in Paris since 1986.
Remmert Laan (59) has been a Director of Interbrew since 1998. He is a Managing Director of the bank Lazard in Paris.

Baron Frédéric de Mevius (42) joined the Board of Directors of Interbrew in 1991. He is the Managing Director of Verlinvest S.A./N.V. (Belgium), a private holding company.
Count Arnoud de Pret Roose de Calesberg (56) has been a member of our board since 1981. He holds several mandates within the Union Minière Group.
Viscount Philippe de Spoelberch (60) has served on our board since 1977. He is Member of the Board of Mosane, Floridienne and other Belgian private holding companies.
Alexandre Van Damme (40) has been a member of our Board of Directors since 1992. He is Director of Patri SA (Luxembourg).

The board meets regularly and as frequently as required by the company's interests. In 2001 the board held 10 ordinary ad 6 special meetings. These are often held in countries where Interbrew has subsidiaries, to allow directors to learn more of the local situation, issues and activities.

The board is a collegial body. Decisions are made by a simple majority of the votes cast. In the event of a tie, the vote of the chairman is decisive. Any Director with a conflicting financial interest must bring this to the notice of both the statutory auditors and fellow directors, and take no part in related deliberations.



Directors have access to all the corporate information they need to fulfil their fiduciary duties. Administrative assistance is provided by the corporate secretary, who organises and attends the meetings of the board. In addition, a formal procedure allows directors to obtain advice from independent experts. On occasion a director may be granted a special mandate, after the board has determined its duration and objectives. Mandated directors report regularly to the board. Certain directors also serve on the three board committees – the Strategy and Business Development Committee, the Audit and Finance Committee, and the Human Resources and Nominating Committee.

Chief Executive Officer and Executive Management

The Chief Executive Officer (CEO) is in charge of Interbrew's day-to-day management, and has direct operational responsibility for the entire company. He chairs the Corporate Committee (CC), which is responsible for the centralisation and implementation of the strategic development of the company. The Chief Operating Officer (COO), is a member of the Corporate Committee and chairs the Operating Committee (OC), which aligns operations and developments in the different regions.

The CEO makes recommendations on members appointed to the two committees, who together form the executive management of the company. The Corporate Committee makes decisions on all major issues affecting the company which are not reserved to the board. Among these are major short-term financial transactions, short-term fund management, capital contributions, and property transactions. In addition the corporate committee examines all the issues on which the CEO puts recommendations to the board, and makes all executive appointments below executive management level. Both corporate and operating committees meet at least once a month. Normally executives retire at the end of the year following their 65th birthday. Details of interbrew's corporate committee are given on page 24.


Cass



Corporate governance

Board committees

The board of directors is assisted by three formal committees.

The Strategy and Business Development Committee (SBDC) advises the board on strategy, partnerships, acquisitions and divestments. The SBDC has four board members (two independent and two from the controlling shareholders) and four executive members from the corporate committee, including the CEO.

The Human Resources and Nominating Committee advises the board on the management of human resources, particularly in relation to performance monitoring, management succession planning and remuneration.

In its audit function, the Audit and Finance Committee assists the board in its responsibility for control of the company, particularly in relation to the roles of statutory auditors and internal auditors, and the way they work together. The CEO, some members of the executive management and Interbrew's statutory auditors attend its meetings when necessary, but the committee meets in their absence at the request of the statutory auditors or corporate audit director or if any of its members so requests.

The Audit and Finance Committee operates on lines laid down in a charter, which was most recently amended by the board of directors on 12 March 2002. Responsibilities are clearly defined.

Within the framework of financial statements, Interbrew's management prepares, presents and ensures the integrity of the company's financial statements. It is also responsible for the principles which govern the company's accounting and financial reporting, as well as for internal controls and procedures designed to assure compliance with accounting standards, the law and regulations. The statutory auditors are responsible for auditing the company's financial statements, and expressing an opinion as to their conformity with IAS (International Accounting Standard).

In its audit function, the Audit and Finance Committee oversees management as it carries out these responsibilities. Accordingly it considers the audited financial statements, and discusses them with management and the statutory auditors. The committee also evaluates the statutory auditors' independence by discussing with them their written statement delineating all relationships with the company.

The board selects members of the three board committees from among the directors, while certain top executives sit *ex officio*. Current membership is as follows:

Audit & Finance Committee	
Allan Chapin*	Baron Frédéric de Mevius
Pierre Jean Everaert*	Count Arnoud de Pret Roose de Calesberg
Human Resources and Nominating Committee	
Charles Adriaenssen	*Hugo Powell***
Pierre Jean Everaert*	Viscount Philippe de Spoelberch
Strategy and Business Development Committee	
Stéfan Descheemaeker**	Luc Missorten**
Pierre Jean Everaert*	Viscount Philippe de Spoelberch
Hugo Powell**	Alexandre Van Damme
Patrice J Thys**	Bernard Hanon*

* Independent Director

** Corporate Committee member

Corporate governance

Other issues

REMUNERATION In 2001 we paid total compensation, including bonuses, of 18.2m euro to board directors and executive management. Of that sum, 0.8m euro was paid to members of the board, and 17.4m euro to the CEO and other executives.

LONG TERM INCENTIVES We adopted a long-term incentive plan in 1999, under which the board may on occasion issue non-transferable registered subscription rights to directors, executive officers and managers. That issue must satisfy the conditions for limitation or cancellation of shareholders' preferential rights. Each subscription right entitles the holder to subscribe for one share, paying the average share price during the 30 days before the subscription right was issued.

REMUNERATION OF AUDITORS The general meeting of shareholders determines the remuneration of the auditors for their services in connection with the audit of our financial statements. Their annual fee for these services is currently 7,379,000 euro excluding value-added tax. Our statutory auditor is KPMG, represented by Erik Helsen.

EMPLOYEE SHARE PURCHASE PLAN (ESPP) In 2000 and 2001 we put in place an ESPP under which most employees worldwide had the opportunity to purchase Interbrew shares at a 20% discount to the average price over the previous 30 days. As a result of such payments, the employees today own 0.15% of the capital of the company.

INTERESTS IN TRANSACTIONS Our directors, executives and auditors have had no interests in any Interbrew transaction with unusual terms during the past three fiscal years.

DIVIDEND POLICY We intend to retain the majority of our earnings to finance future growth. The sum available to pay dividends is between 25% and 33% of our net after tax earnings.

ENVIRONMENT, HEALTH AND SAFETY POLICY We are committed to conducting our business in a socially responsible way, in order to protect our employees, stakeholders, customers and the environment. In 2001 a new environment, health and safety (EHS) policy was drawn up, setting out the principles we want to act on all over the world. It provides guidance to all our personnel, especially our management people and EHS professionals. Key issues covered are the continuous improvement of our EHS performance, compliance with legal requirements, consultation with employees and the authorities, the definition of concrete objectives and clear targets, and the clarification of employee and management responsibilities.

Shareholding structure

The most recent notification of major shareholdings, made under Belgian law on 31 December 2001, indicates that three organisations acting in concert hold 283,484,940 ordinary shares of the company as in the table below:

	Number of shares (on 31 December 2001)	% of voting rights attached to shares issued by the company
1. Stichting Interbrew	275,620,142	63.93%
2. Fonds Interbrew-Baillet Latour	3,370,800	0.78%
3. Fonds Verhelst	4,494,000	1.04%
Total of 1, 2 and 3	283,484,940	65.75%

Shareholders' arrangements

Our controlling shareholder is Stichting Interbrew, a foundation organised under the laws of the Netherlands. The holders of certificates issued by Stichting Interbrew relating to specific shares are not entitled to require the exchange of their certificate for shares in our company before 30 June 2004. After that 12 months' notice is required.

Stichting Interbrew could only be dissolved if it no longer held any certified shares, or if an 85% majority of the holders of certificates decided for dissolution at a general meeting, following a proposal by the Stichting Interbrew board of directors.

Stichting Interbrew has entered into voting agreements with Fonds Interbrew-Baillet Latour and Fonds Verhelst. These agreements provide for consultations between the three bodies before any shareholders' meeting to decide how they will exercise the voting rights attached to the shares they hold.

Honorary chairmen

Interbrew has three honorary chairmen:
Raymond Boon-Falleur
Jacques Thierry
Baron Paul De Keersmaeker


Ožujsko
Pivo

Who's who: the executive management team

Corporate Committee

Hugo Powell
CHIEF EXECUTIVE OFFICER

Mr. Powell (57) has been the Chief Executive Officer of Interbrew S.A. since 1999. Prior to that he held various operational positions within John Labatt Ltd. and Interbrew since 1984, including Chief Executive Officer of Interbrew Americas since 1995.

Prior to 1984 he was President of Jacobs Suchard Germany, and prior to that President of Nabob Foods Canada.

He started his career with Unilever Companies Inc. in the United Kingdom in 1963 and joined Warner Lambert in U.K. in 1968 before transferring to Canada in 1971. He then served as President of Lowney's Ltd. beginning in 1977. Mr. Powell graduated from Charterhouse, England.

Stéfan Descheemaeker
CHIEF STRATEGY & BUSINESS DEVELOPMENT OFFICER

Born 1960; Commercial Engineer Solvay, University of Brussels (ULB), 1983; started career as consultant, departmental staff of the Minister of Finance, Brussels, 1984; joined Interbrew as director, corporate strategy, 1996.

Jerry Fowden
CHIEF OPERATING OFFICER

Born 1956; BSC Honours in Food Science and Management Studies from the University of London. He held several positions with Mars, PepsiCo, Hero and the Rank Group and was COO of Bass Brewers from 1992 to 1996. He joined Interbrew as CEO Bass Brewers in 2001.

Luc Missorten
CHIEF FINANCIAL OFFICER

Born 1955; law degree from University of Leuven (KUL); Certificate de Hautes Etudes Européennes, College of Europe, Brugge; master of laws from University of California at Berkeley; joined Citibank N.A., 1981; began career at Interbrew as Corporate Finance Director, 1990.

Patrice J Thys
ADVISOR TO THE CHAIRMAN
CHIEF LEGAL & CORPORATE AFFAIRS OFFICER
(REGIONAL PRESIDENT, CHINA)

Born 1955; law degree, University of Louvain (UCL), Certificates in International and European Law, University of Leiden, Netherlands, Master Degree, University of Chicago, started career with F.N. Manufacturing Inc. (South Carolina/ USA), 1980; joined Interbrew as general counsel, 1989.

Chris Verougstraete
CHIEF HUMAN RESOURCES OFFICER

Born 1950; law degrees from the University of Ghent and of Brussels; MBA at Vlerick Institute of Management; started career at Sabena in 1976; also worked with Alcatel Bell, then Alcatel telecom Paris as director of human resources; joined Interbrew as Executive Vice President for Human Resources, June 2000.

Operating Committee

Dieter Ammer
REGIONAL PRESIDENT
GERMANY, SOUTHERN EUROPE & EXPORT
Born 1950; Degree of Economics University of Freiburg (Germany). He joined Brauerei Beck & Co in 1997 as member of the Management Board and became President and Chief Executive Officer of the company in early 2001.

Alain Beyens
REGIONAL PRESIDENT, BENEFRALUX
Born 1961; Commercial Egineer from the Solvay School (Brussels). He started with Interbrew Belgium in 1987 in distribution.

Steve Cahillane
REGIONAL PRESIDENT, USA
Born 1965; BA at Northwest University and MBA at Harvard. He joined Labatt USA as a National Account Operations Manager.

Jaak De Witte
REGIONAL PRESIDENT, CENTRAL EUROPE
Born 1957; Masters in Applied Economics, University of Antwerp and Master in Marketing, University of Ghent. He started with Interbrew as European Marketing Director specialties & premium beers in 1991.

Bruce Elliot
REGIONAL PRESIDENT, CANADA & CUBA
Born 1955; Bachelor Physical Education NB, 1977; joined Labatt in 1977 in New Brunswick as Sales Representative.

Stewart Gilliland
REGIONAL PRESIDENT, UK & EIRE
Born 1957; Graduate in Business Studies; joined Whitbread in 1984 as Regional Account Manager.

Larry J Macauley
CHIEF TECHNICAL OFFICER
Born 1950; Bachelor of Science, University of Waterloo (Canada), 1973; joined Labatt as a production trainee in the London, Ontario brewery, 1973.

Phillip Vandervoort
CHIEF INFORMATION OFFICER
Born 1961; Degree in Engineering, University of Leuven (KUL) and Business Administration, University of Louvain (UCL); started in 2000 with Interbrew as CIO.

Jo Van Biesbroeck
CHIEF PLANNING & PERFORMANCE OFFICER
Born 1956; economy, University of Leuven (KUL), began career with Interbrew in marketing and logistics 1978.

Ignace Van Doorselaere
CHIEF MARKETING OFFICER
Born 1959; Conference Interpreter, Ghent, MBA, The Wharton School of the University of Pennsylvania, USA; joined Interbrew in business development, 1990.

André Weckx
REGIONAL PRESIDENT, RUSSIA-UKRAINE
Born 1953; Engineer in chemistry and agricultural industries, University of Leuven (KUL); joined Interbrew as plant manager, Diamond Breweries, Nigeria, 1982.


Leffe

Leffe®

THE GROWTH REASON

MATURE PLUS EMERGING MARKETS

The growth reason

EBITDA balance (%)


Western Europe 37.1
Americas 33.6
Emerging markets 29.3

Introduction on risk/growth strategy

Being size wise is about giving ourselves as good a chance as possible to deal with market conditions. These are never going to be easy. What was the consequence of putting local brands at the leading edge of expansion? They allowed us to enter emerging markets which were not yet ready for an imported international brand. The stability of our mature market cash flows gave us the security to invest in these riskier markets offering growth. Thus we were able to position our businesses around the world where beer had the best future. The brand strategy led straight into the growth strategy.

Our aim has been to create an intelligent geography, balancing growth against risk. The spread achieved today means that Interbrew is hedged in terms of countries, regions and currencies. The positioning means we are also advantaged, since our volumes as a whole are sited well by comparison with the competition. Balancing the mature and emerging markets is an ongoing process, but we currently have a fundamental equilibrium in the business. Western Europe, North America, and emerging markets each produce roughly a third of Interbrew's EBITDA. And cash flow, or its proxy EBITDA, is what counts in this business. Within the emerging markets themselves, EBITDA is well balanced by region – Central Europe accounts for 31%, Eastern Europe for 28.5%, and Australasia for 40.5%.

North America

CANADA Brand health is the cornerstone of the year's performance, with volumes up 1.7%. A highlight was the success of the Oland Specialty Beer Company, which projects the richness and heritage of our premium and speciality brands. Volumes grew by 30%, on top of a 30% rise in 2000, with Alexander Keith's powering further ahead. In the mainstream market we took advantage of the growth in the light segment to achieve volume increases touching 20% for both Blue Light and Bud Lite.

The organisation was strengthened to exploit the national power of one commercial strategy. We focused on building a stronger creative culture by putting innovation on the agenda of all employees. The motto for some years in Canada has been superior execution, producing a significant compound annual growth rate in EBITDA between 1996 and 2000.

UNITED STATES We continued to grow ahead of the average increase in the import and speciality segment. Rolling Rock, which gives us our local platform, competes in the difficult domestic speciality segment, and was groomed for 2002. Our three pillars of growth in this business – the Canadian brands, the Mexican brands and the Belgian speciality brands – all produced a healthy performance and remained in good shape for the future. The Canadian brands were up over 10%, the Mexican brands around 6%.
The arrival of Beck & Co after the year end made our portfolio even stronger. Adding its 1.1m hectolitres to our existing 4.8m hectolitres turned Labatt USA into the number one import speciality beer company, with three of the top five import brands. Whatever the market impact of the events in New York, we expect to continue to grow faster than the import segment. Our strategy is one of focused effort, with the top 150 wholesalers in the top 20 states as key priorities.

ELSEWHERE IN THE REGION Our 50/50 joint venture in Cuba had a good year, with 22% growth for Cristal in the hard currency market, in spite of the economy, hurricane conditions and the tourist airline bankruptcy. We continued to invest in distribution and brewery infrastructure. In 2002, however, it will be difficult to match previous growth.
In Mexico there was a slight loss of share on the year, but the industry and local demographics remained strong.

Western Europe

Continued innovation contributed to good EBIT growth overall, up 7% despite tougher competition. Belgium, the UK and the Netherlands gained market share, while share was stable in France. Interstingly, all four countries gained share in the off-trade market, a compliment to our brand portfolio. Our first full year with the ex-Whitbread business brought the highest ever market share and double digit profit growth. Our first full year with the Bass business was the best for a decade, notwithstanding the difficult environment of a business in transition.

Across the region almost all our brands improved their position. Three highlights were the fifth year in a row of double digit growth for Stella Artois in the UK, Leffe increasing share everywhere, and the double digit growth of both Hertog Jan and Dommelsch in Holland. Hoegaarden suffered from the drop in the white beer segment, but remained the clear leader. As part of a substantial development programme in the region we launched Dommelsch Ice and a beer mix brand, Conquistor.




Cafri
Premium Beer
돌려주세요

The growth reason

Emerging markets

CENTRAL EUROPE Beer markets were more or less stable in all countries, apart from slight decreases in the depressed markets of Montenegro and Bosnia-Herzegovina. In Romania and Bulgaria purchasing power remained low and consumers continued the drift to the price and value segments, which now represent around 60% of the total market. Whatever the difficulties, we increased our total sales and market share in all countries.

Highlights were the success of Borsodi Sör, which gave us market leadership in Hungary, and the continued excellent performance in Croatia with Ožujsko, where we increased share from 40.6% to 42.5%. We recorded strong net turnover growth in Croatia, the Czech Republic and Hungary. The year saw the operational and financial turnaround of Prague Breweries following the acquisition in August 2000: we gained two points of market share and saw a strong EBITDA increase.

EASTERN EUROPE Russia once again produced strong growth in net turnover, and delivered a healthy improvement in gross margin and EBITDA. The strategic target of 70% of sales in the core segment was achieved, driving a further improvement in net turnover per hectolitre. Beervolumes grew by 2%, but the emphasis on sales value over sales volume, and our absence from certain brand and packaging segments of the market, led to a drop in market share. This will be addressed in 2002.

The business continued to evolve at a very fast pace. Major developments were the reorganisation of the company into four go-to-market business units, and the evolution of the brand strategy to enable us to compete in all segments on a national basis. Our portfolio was shaped to provide a full offering, as follows: Stella Artois, launched in the international premium segment; Sibirskaya Korona, relaunched in October as a local premium; Klinskoye, launched in May in the upper core; and Tostiak in the lower core; with a value brand being identified. In 2001 we implemented EFAS, an enterprise resource planning application, in the remaining six breweries and eight distribution centres, began the reorganisation of our distribution, and carried out a major exercise to redesign our supply chain.

Ukraine made exceptional progress, producing strong growth in net turnover, and moving into profit at the EBIT level ahead of schedule. Volumes grew by 16% and market share attained almost 35%. The realigned brand portfolio made an impressive start with the successful launch of Stella Artois, brewed in Desna for both Russia and Ukraine, the outstanding growth of Chernigivski as an upper core brand, and the convincing repositioning of our Rogan brand from the value segment into the lower core. Other highlights were the sale of Krym and rapid integration of the Rogan business.

AUSTRALASIA Korea saw market growth of 8.4%, helped by an excise reduction that kept consumer prices stable. We increased our volumes by 4.2%, leading to a loss of share. The first stages of a repositioning of OB lager were completed, producing the sort of early returns we hoped to see. The considerable growth of Cass in the core segment, and of Cafri and Bud in the premium segment, helped build the powerful portfolio we need. The fundamental position of the company improved as we recorded extremely strong EBIT growth, and achieved a positive net profit after tax for the first time. The integration of Cass was completed with the legal merger of the two companies. We also secured options to purchase the remainder of the Korean business in the future.

In China, meanwhile, our business in the Nanjing city area experienced the beginning of a revival. The decline in volumes was halted and the evidence of an upturn came through – proof of the strong equity of our local brand, Jinling, which remains the leader of that particular market.

"The position of the company improved as we recorded extremely strong EBIT growth"





Hoegaarden®

witbier-bière blanche

THE SCALE REASON

ORGANIC PLUS EXTERNAL GROWTH

The scale reason

> "Our thinking on consolidation is to be wise about size, because only the post-deal story matters"

Introduction on the scale reason

The next decade promises much. McKinsey projects EBITDA in the beer business to grow by 11.1% in real terms between 2000 and 2010. Of that value, 4.3% is expected to be achieved through national, regional and global consolidation. Interbrew intends to remain one of the leading consolidators in the business, alert to the opportunities opening up. For example, we note Germany's atomised structure with 1,270 breweries, of which only 2% brew more than one million hectolitres a year. That national industry is now ripe for change as market decline accelerates and overcapacities increase.

However, we do not see the consolidation process as a once-only opportunity. Consolidation is not a simple process where smaller bits gradually form a new cluster and that's the end of the story. Because of the nature of the commercial dynamic, some of those clusters are not going to be sensible – and the pieces in the kaleidoscope will shift again.

Our thinking on consolidation is to be wise about size, because only the post-deal story matters. Acquisition is less about scale (how big it is), more about scope (how big it can be). In other words, bigness is the end point, not the beginning point. We reach that end point by getting behind the local management, and helping them grow their operations, adding our skills to theirs. Ours is an organic growth ambition.

This obsession with earnings growth in our acquired businesses conditions our compensation structure. The top 200 managers in the company are rewarded only for superior like-for-like performance. If they achieve organic EBIT growth, the variable component in their pay goes up. If it goes down, the bonus is cut. The same applies to the return on invested capital they deliver, since we are careful of capital use.


dimix
der
cola
mix

Our path to virtuous scale has seen organic and external growth go hand in hand. Year by year, what we do with what we've got explains a higher percentage of our performance. In the future we can expect organic growth of three kinds: a certain amount of inherent growth because of our market mix; plus some market share growth, consistent with what has been achieved in the past; plus some purchasing synergies. That is the reality behind the targets we set, and our optimism about the future. Acquisitions have given us the right platform – an intelligent disposition of our operations around the world. As some beer markets grow and others contract, we expect our footprint to be favoured.

Report on organic growth

In 16 of the countries where we run operations there were no scope changes in 2000 or 2001, making any growth last year entirely organic. And those 16 countries all grew either volume or market share, or both – except for Bulgaria, our minor businesses in China and Luxembourg, and France which remained stable. It is the same story when we look at the organic growth of our operations as a whole. Interbrew volumes, excluding Mexico, increased by 2.9%.

Of course, volume growth needs to go hand in hand with value growth. That is the real test of being better than the best local competitor. Once again last year we achieved a higher increase in net turnover than in volume, pushing up net turnover value by 8.9%. That made for a pleasing earnings result. We regard organic EBITDA growth as the key to creating value for our shareholders. We achieved a strong increase of 13.4% overall, as a result of a 18.1% increase in Western Europe, 8.6% in North America, and 27.1% in emerging markets. EBIT is a key focus for us, since it reflects how wisely we use capital in our business. The story for EBIT in 2001 was even better, up 49.4% across the world. It was particularly satisfying to see return on invested capital in the emerging markets continue to increase.




Diebels

The scale reason

Report on scope changes

ACQUIRING BECK'S With Beck's, we gained one of the world's top brands. This was probably the last truly international beer brand which would become available, the only one left in private hands. The deal was signed in August 2001 and closed in February 2002. In Germany, Beck & Co is the number eight brewer with domestic volumes of 2.7m hectolitres. The German market overall is in decline, but the premium/speciality segment where Beck's plays has been growing in recent years. Beck & Co is also the only German brewer with a real export business, selling more volume internationally than domestically, a total of 2.9m hectolitres in 120 countries.

Its main market is the US, where Beck's is a 900,000 hectolitre brand and the number four import. In the US, Beck's' strength maps well with ours. Beck's has 80% of wholesalers in common with Labatt USA, but the Labatt business is growing much faster. Bringing Beck's into our call to the wholesaler will give the brand more focus and power, and allow it to realise its potential. Beck's in the UK has volumes of 700,000m hectolitres and is distributed by Scottish and Newcastle. The other major export market for Beck's is Italy where it is the leading import brand, having achieved a 14.2% compound annual growth rate over the past six years, building off German proximity and German reputation. Once again, the fit is advantageous. Interbrew recently gained a chunk of business in Italy as part of the Bass settlement when we retained Bass ale and the Tennent's brand worldwide.

ENTERING GERMANY We entered the German market in July with the acquisition of Diebels for 6.5 times EBITDA. Diebels is a classic German brand, the leader in the Alt Bier segment, with volumes of 1.5m hectolitres and a total market share of 1.4%. The business includes the new beer/cola brand DIMIX, which took off on its launch in December 2000 and reached over 100,000 hectolitres at the end of its first year.

EXPANDING FROM ENGLAND INTO THE UK As part of the Bass resolution, Interbrew was allowed to keep the Bass and Tennent's brands, which represent around 5% of the UK market. We gained leading positions in Scotland and Northern Ireland, plus a small business in Eire. These are strong businesses with high margins and good volumes. Our share is 29% in Northern Ireland and 39% in Scotland. We now have the right vehicle in all three territories to launch Stella Artois. How we handle it will be a microcosm of the Interbrew strategy – get a strong platform, then add things to it. Incidentally the Bass settlement brought us similar benefits beyond the UK. The strength of Tennent's in Italy and Bass ale in the US means that both businesses reinforce the local platform we already have.

ENTERING SLOVENIA We acquired a 40.8% stake in the number two brewer, Union Breweries – a typical example of how we use a bolt-on acquisition to reinforce our position in a region, in this case former Yugoslavia. Union has beer volumes of 1.1m hectolitres and state of the art facilities. It also produces the Fructal fruit juices (1.2m hectolitres) as well as soft drinks and mineral water (0.5m hectolitres). The transaction included licence agreements for Interbrew relating to the Union brand in Croatia, Serbia, Albania, Montenegro and Kosovo, and a contract for Union Breweries to produce Interbrew products. Our initial stake (24.6%) was increased to 40.8% during a public tender offer (which closed after the year end), and Interbrew became the biggest single shareholder.


TENNENT'S
SCOTLAND

"We gained leading positions in Scotland and Northern Ireland – strong businesses with high margins and good volumes"




Bass®
THE BRAND REASON
THE MAINSTREAM PLUS THE PREMIUMS


BRAUEREI BECK & CO
REG. TM.
BECK'S
BREMEN 1874 PHILADELPHIA 1876
BREMEN·GERMANY

The brand reason

Introduction on the brand reason

Beer is a rewarding business to be in, grounded in human choice, individual liking and social pleasure. There is simply no alternative to pleasing the consumer. If we were in the mobile phone or computer business, our contact with the consumer would be dramatically reduced. One sale could last several years. It is not like that with beer. People do not buy from us once every two or three years, but twice in one evening. Nor is there any vagueness about the outcome, with purchasers not being quite sure what they're going to get: 99.9% know exactly what they're going to get. Virtually every sale is an endorsement, a vote of confidence. That is why we are so close to people.

To be a profitable brewer you need to be part of people's lives. It's good if you are part of their lives day by day. It's even better if you are part of their lives when they splash out. But the day-by-day is 90% of the market, and the splash-out is only 10%. The day-by-day is the most important part of being the World's Local Brewer®. But we are the splash-out brewer as well, as we take our world famous brands and add them to our local base. We make available the next thing people want, as wealth in a country grows or choice becomes more sophisticated. Our portfolio is a brand tower, which people can ascend.

Advance in the international speciality/premium market

The purchase of Beck's and entry into Germany gave us a much stronger position in the premium/speciality market. The market for premium lagers and the international ale family is a good place to be. It accounts for 12% of global volume but 23% of global profit. Whereas the global beer industry is forecast to grow at 2 to 3%, the speciality/premium market is expected to grow at 4.5% – double the rate. It is interesting to examine the geography of this segment. Half the volume is in three countries** – the US, the UK and Germany – and Interbrew is now active in all of them. Fast growth is expected in a further three countries – Mexico, Russia and Canada – in all of which we have operations.

Currently 20% of our volume is in the premium/speciality category. Beck's strengthens our existing international brand portfolio of Stella Artois, Hoegaarden, Leffe, and Bass ale. Ours is a well-spaced portfolio. All the specialties compete in different segments, and our two premium lagers have differentiated positions. With Beck's added in, we exceed 10m hectolitres sold at premium price, which places us in the second position in the premium segment worldwide.


PREMIUM LAGER BEER
ANNO 1366
STELLA ARTOIS
LEUVEN
BELGIUM'S ORIGINAL BEER

** Source: Canadean, Interbrew data, annual reports, McKinsey analysis

The brand reason

"Stella Artois achieved one of the fastest growth rates in the international premium lager segment"

How Beck's and Stella Artois will fit together

Let us look at it country by country. In each market one of our premium lagers is significantly bigger and will lead. In Germany, Beck's is obviously the one. In the US Beck's is a 900,000 hectolitre brand, while Stella Artois is still on the early rungs of its ascent. There is no conflict in Italy, where Beck's is strong and Stella Artois is licensed to Heineken, or in the UK, where Stella Artois is strong and Beck's is distributed by Scottish and Newcastle. In a country where there is no obvious leader, we will focus on Beck's. It is undoubtedly the case that Beck's gives us opportunities in some markets that would be harder to enter with Stella Artois.

Growth of Stella Artois

The news is good. Stella Artois achieved a double digit volume increase, with growth in just about every market. The brand achieved one of the fastest growth rates in the top ten international premium lagers, and moved up the rankings in that category from seventh to sixth. Its second home is the UK, where it continued to power ahead. Greater availability – it is now the most widely distributed lager in the country – and the underlining of its premium qualities, pushed volumes up a further 20%. As a result Stella Artois became the third largest grocery brand in the UK.

Elsewhere we recorded particularly strong results in Australia, New Zealand, Canada and the US. The story in Central Europe was again encouraging: Stella Artois is a brand people like to afford. Volumes in the region were up 15%, with a good performance in Hungary (a rise of 7%) and in Romania (up 23% to reach 210,000 hectolitres). Looking ahead, the events of last year strengthened the possibilities of the brand. Interbrew UK gained the opportunity to spread Stella Artois' success from England to Scotland and Northern Ireland, while in other countries where Beck's will lead we now have the time to nourish that "reassuringly expensive" theme.

Performance of our international specialties in segmented markets

These are super premium brands that need a patient period of investment to get them seeded and developed. However, after that initial phase, the profit importance of a brand like this can be expected to be twice or three times its volume importance. The leader in our pack last year was Leffe, which raised its volumes worldwide by 11%. The brand continued to be built for the future in Central Europe, in the cities with higher-purchasing power. Hoegaarden continued its steady growth, up 2% overall. In the UK it surged, up 15%, with the result that at this stage is its UK life cycle, Hoegaarden is bigger than Stella Artois was. The Belgian brands as a whole increased their standing in North America.





The brand reason

Report on our million hectolitre local brands

THE BIG THREE The Labatt Blue franchise in Canada is soft because of the erosion of older customers. But this is a brand which is strong with young adults – the best indication of future health. The Blue family as a whole grew in Canada and continued to gain ground in the US, with volume increases for Labatt Blue of 11% and for Blue Light of 33%.

In Korea, the relaunch of our biggest brand gave grounds for optimism. OB lager was in long term decline when we bought it in 1998. Figures for the first six months after relaunch were what we would hope to see, but we need to wait a year for more evidence that the tide has finally turned. Alongside OB lager, Cass showed signs that it could be just as formidable a brand. It added a further 20% to its volumes and passed the three million hectolitre mark, within striking distance of OB lager.

Meanwhile our first three million hectolitre brand, Jupiler in Belgium, proved it is arguably still the best. Volumes continued to grow, reaching 3.5m hectolitres last year. Its share in the mainstream lager off-trade segment is now close to 50% – a major achievement.

TOP PERFORMERS IN CENTRAL EUROPE Ožujsko in Croatia produced another outstanding performance. It had a market share of around 26% when it came into the Interbrew family in 1994, and last year reached 39%, after volume growth around 10%. Our first developing market brand, Borsodi Sör, added lustre to our 10-year celebrations in Hungary with continuing strong growth. Meanwhile our latest developing market brand, Staropramen, showed its underlying potential by responding to a repositioning with double digit growth.

THE SURGE CONTINUED IN EASTERN EUROPE The two brands setting the pace last year were Klinskoye in Russia and Chernigivski in Ukraine. Klinskoye was relaunched in May as our Russian national brand in the upper core, and achieved a 35% increase in volume to reach 2.5m hectolitres. Chernigivski was positioned as our Ukrainian upper core brand, and surged ahead to reach its highest ever market share on volumes up 59%, making it the fastest grower in our worldwide portfolio. Our Russian local premium, Sibirskaya Korona, was not relaunched until October, but immediate results made for optimism, while the volumes over the year grew by 8%. Tolstiak grew by 17% to reach 1.9m hectolitres. Another brand bidding for two million hectolitre status is Rogan in Ukraine, which maintained its growth despite a significant repositioning from the value segment into the core.

Wooing consumers with our brands

Personality is the key to a brand, and across the world we are winning awards for how that personality is portrayed. In Korea Cass picked up the Excellence Award of the Advertising Congress. In Russia Klinskoye was named Brand of the Year in the consumer marketing awards, and also received the International Effie Award for advertising effectiveness. Perhaps our most applauded brand is Stella Artois. The long-running UK campaign surpassed itself last year with the latest commercial accounted the best TV advertising in the world for any alcoholic drink, winning Gold at the Cannes Festival. Our marketing spend shows the depth of our commitment to our brands. Last year, as every year, we spent some 20% of net turnover on marketing and sales activities. We put our money where our mouth is when we say that brands are the lifeblood of our business.


Чернігівське
0,5л
11%

"Chernigivski surged ahead to reach its highest ever market share on volumes up 59%"



REG. TM.

BECK'S

THE KNOWLEDGE REASON

THE INTERNATIONAL PAIR OF HANDS PLUS THE LOCAL PAIR OF HANDS

The knowledge reason

"Year by year we are going deeper into skill transfer and knowledge sharing"

Introduction on the knowledge reason

We cannot be the World's Local Brewer© unless we are good at being local. What does this mean exactly? After all, locals are good at being local. Yet we expect to take a local business and improve it, even transform it. That is because we have a local-plus approach. Local insight plus. Local cultural sensitivity plus. Local relationships plus. The plus is what makes the difference. Our worldwide expertise is the plus.

When a brewery joins the Interbrew family it is no longer alone, there are all these extra pairs of hands. We have shown we are good at making an immediate impact, setting the brewery on a higher growth path. Year by year we are going deeper into skill transfer and knowledge sharing. This is the work of many thousands of individual acts. Each in itself may seem a small matter, but this is a story about cumulation.

One year we institute workshops, and colleagues from different countries meet properly for the first time. A year and several workshops later, there is recognition and familiarity. Come the next year, there is real friendship and ease in the relationship, and it is automatic to lift the phone. That is when knowledge transfer really works, when colleagues across the world are effortlessly in touch.



Knowledge management

Knowledge management allows us to potentially deliver best practice without increasing the corporate overhead. It is the best tool we have as we work towards our goal of outperforming the strongest local competitor. We have some way to go, and do not underestimate the difficulty of matching up to the best, wherever we find it. But if another brewer's team can reach that standard of excellence, so can ours.

We continued to build our network of workshops permeating the organisation, on subjects from engineering to energy. International meetings were driven deeper into the organisation. Central Europe made teamwork the subject for its second senior management convention, and regular gatherings were initiated for the top 230 technical people around the world. We see knowledge management as a moving target, since our knowledge constantly grows. Year by year, innovation adds to the bank of resources available throughout the group.

Skill transfer

The profit potential of pushing up the efficiencies of developing market breweries to the mature-market average is enormous. This is not a matter of one major project, but a multitude of small projects. One theme in this work is the application of world class manufacturing techniques to optimise capacity without significant capital expenditure. Some of the results in 2001 were substantial. Capacity in Klin near Moscow was increased by 20%, saving 3.5m euro. In Zagreb capacity was increased from 165,000 to 200,000 hectolitres a month. Additional fermenting capacity of 1.7m hectolitres was generated in Canada, which allowed an investment of 30m euro to be deferred. In Russia process optimisation deferred 15m euro of capital expenditure, while in Ukraine ongoing work will raise capacity by 500,000 hectolitres.

Other projects focused on SAP, utilities usage, recipe optimisation, environmental management and interactive training. We carried out six projects to raise production line efficiency, following the success of the four we completed in 2000. Those 10 projects had an average hit rate in terms of productivity improvement of around 30%. Estimated recurrent savings on direct labour and energy totalled 0.9m euro. The extra capacity gained via the productivity route was 1.3m hectolitres, equivalent to 15m euro of capital expenditure on bottling lines. Our targets go beyond operational efficiency and cost savings. They seek to extend the life of our assets, thus improving return. Accordingly a maintenance excellence programme, involving both predictive and preventative techniques, was initiated in Croatia and North America.

Ways of using our global resources

Last year we set up a global procurement department, to systematise and increase our purchasing resources. Immediate results include savings of 15m euro in materials costs. Indirect spends, such as travel, capital investment, IT equipment, and third party services, are now being addressed. A brands and sponsorship initiative brought together the Interbrew people with insights into the links between beer and sport. As with other aspects of marketing, first we code what we know, then we make it available to other countries.
The switch we made to international accounting standards required extensive training for hundreds of our accountants. Alongside outside experts, those more familiar with IAS passed on their knowledge to those less familiar, to spread expertise through the whole organisation.

It is not easy to multiply the value of a good idea. We all know the feelings of ownership that prevent people taking up another colleague's brainwave or invention. So all credit to those who cut through the ego barrier. Last year Holland and France adopted the Belgian programme which mobilised the energy of people through performance ethics, while Belgium adopted the sales training programme pioneered in the UK.



The knowledge reason

"We commissioned an independent survey of the top 400 to help us focus on the right things"



People development

Talent moved up our agenda. A raft of changes, large and small, was introduced. A new system of organisational and people reviews was put in place to integrate succession planning for the top 50 management positions. At the next level, we instituted a common system of performance management for the top 350 employees. Across the board minimum standards were established for how all our people are appointed, developed, recognised and rewarded. We drew on the experiences and knowhow of a team from Canada, Hungary, Korea, the UK, Russia and Belgium to identify and make plain to everybody the competencies that really matter to the company.

What do employees think of all this? We want to improve employee satisfaction, so we commissioned an independent survey of the top 400 to help us focus on the right things. It ought to be no surprise, in view of the excellent results Interbrew achieves which can come from no other source but our employees, that we found a high level of commitment, and an above average intention to stay with the company. Not everything was rosy. Where action was needed, plans were agreed.

Like our brewery staff, and everybody else in the company, our human resources people are charged with achieving continuous improvement in the way they operate. Initiatives last year included links to MBA programmes in Europe and the US, a new HR intranet site and corporate jobsite, a new stream of the global leadership programme for young people of high potential, and the circulation of monthly HR reports from each country, to spread news of who's doing what, and encourage good ideas to ripple across the company.

Looking ahead

How much further can we go, in improving the way we operate? We do not have the problem that athletes have. They operate so close to the limits of human performance than breaking any sports record is dogged by injury. By comparison, the beer industry is still on the lower slopes of attainment. The expertise of Interbrew is formidable, but we certainly don't know everything. Even in the mature markets of Western Europe, we have found that Leuven can learn from the UK, and the UK can learn from Leuven. Businesses considered highly efficient are nowhere near the top of their potential. And for many breweries in emerging markets, the limits are out of sight. Just to get all our breweries up to the average standard would bring enormous benefits. As best practice transfer makes local sites technically self-sufficient, all kinds of opportunities will bubble to the surface. As marketing knowhow seeps into every nook and cranny of Interbrew, we will hold more compelling conversations with consumers. We have everything to go for, in pulling together the wonderful expertise that exists within the Interbrew family. If we manage to do it, the company can soar.

The outlook is certainly positive. We expect to continue growing our volumes. Price/mix improvements will also be realised in most of our markets. As a result, we reiterate our financial objectives, which were first stated on the publication of our half year results for 2001. Irrespective of scope changes and acquisition activity, our growth target for earnings per share before goodwill amortisation is an increase which reaches an annual average over the period 2001 to 2004 in double digits.

FINANCIAL REPORT

STELLA ARTOIS BECK'S Leffe Bass Hoegaarden witbier-bière blanche

Financial report

Management Report of the Board of Directors to the Shareholders

Introduction

The following management report should be read in conjunction with our audited consolidated and statutory (non-consolidated) financial statements and the related notes. The discussion and analysis covers two areas – first, the consolidated financial statements of the Interbrew Group, and second the statutory annual accounts of Interbrew SA/NV.

Management Report on the consolidated financial statements of the Interbrew Group.

This year, for the first time, the consolidated financial statements have been prepared according to International Accounting Standards (IAS). The translation to IAS was also carried out on last year's figures, to obtain comparable figures over two years. This translation explains any variances between figures for 2000 given here and those disclosed in the Management Discussion & Analysis section of the 2000 annual report.

MAIN TRANSACTIONS FROM 2000 THROUGH 2001, HIGHLIGHTING CHANGES IN SCOPE
A number of acquisitions, divestitures and joint ventures affected our results of operations and financial condition over the past two years.

TRANSACTIONS 2000

	Date	Accounting treatment
Acquisition of Whitbread in UK	May 2000	Consolidated as of June 2000
Acquisition of Bass in UK	August 2000	Consolidated as of September 2000
Acquisition of Rogan in Russia	December 2000	Consolidated as of December 2000
Sale of equity stake in Blue Jays in Canada	December 2000	Asset held for sale

TRANSACTIONS 2001

Increased stake in Luxembourg
In May 2001, the group paid 13.9 million euro to raise its stake in the Luxembourg holding BM Invest from 31% to 50%. As Interbrew already exercised control and fully consolidated this stake, the transaction did not impact the accounting treatment.

Increased stake in Romania
In view of their proposed merger, Interbrew increased its stake in its three existing legal entities in Romania, and now holds 95.9% of Proberco, 97.3% of CDN, and 70.7% of BIB.

Option purchase for a 5% stakeholding in Korea
In June 2001, the group purchased an option to buy, as of 2006, a 5% additional stake in our Korean affiliate, Oriental Breweries. The option is considered a derivative, and is reflected as a long term prepayment in the balance sheet.

Acquisition of Diebels in Germany
In July 2001, Interbrew purchased 80% of the Diebels brewery in Germany, whose major brand is Diebels Alt. The brewery produced and sold 1.5 million hectoliters in 2000. The closing of the acquisition deal was finalised on 31 August 2001 and consequently results were consolidated as from September 2001.

Acquisition of Brauerei Beck in Germany
In August 2001, the company announced a purchase agreement for the Beck & Co brewery in Bremen, conditional on the agreement of shareholders and approval of the competition authorities. The brewery's main brand is the international premium lager Beck's, and total volumes in 2000 amounted to 8.7 million hectoliters. As the transaction did not close until 1 February 2002, Beck & Co was not consolidated in the 2001 accounts.

Sale of Carling Brewers in the UK
In December 2001, Interbrew agreed to sell Carling Brewers to the Adolph Coors Company. Carling is fully consolidated in the 2001 accounts, as completion of the sale is subject to the approval of the UK competition authorities, as required by the Secretary of State for Trade and Industry decision of 18 September 2001. The sale had its origins in the initial decision of the Secretary of State on 3 January 2001, which vetoed Interbrew's proposed merger of the UK brewing operations of Bass Brewers and the Whitbread Beer Company, and required the company to divest the UK beer business of Bass Brewers. On 2 February 2001, Interbrew applied in the UK for a judicial review of this decision in the High Court of Justice. In May 2001, the High Court decided in favour of Interbrew, and asked for a review of the decision. Public consultation on several remedies was carried out by the Office of Fair Trading (OFT). In September 2001, the UK Secretary of State endorsed the remedy which included the sale of Carling Brewers. Under this resolution Interbrew retained Bass Brewers' businesses in Scotland and Northern Ireland, as well as the global rights to the brands Bass Ale and Tennent's, and the subsidiary in Italy. Not at issue was the Prague Brewery (which produces Staropramen) which had already been integrated into the Interbrew family.

MATURE MARKETS AND EMERGING MARKETS
The businesses we acquire in the emerging markets typically have a lower net turnover per hectoliter and lower operating margins. The ratio of volume in mature and emerging markets is, respectively, 57% and 43% in 2000, and 61% and 39% in 2001. The emerging market figures include 30% of the Mexican FEMSA volumes, in line with our stake.

IMPACT OF FOREIGN CURRENCIES
Foreign currency exchange rates have a significant impact on both our financial condition and results of operations. The most significant foreign currencies for us are the Canadian dollar, the US dollar, the South Korean won, the pound sterling and the Mexican peso. In 2001, turnover in these currencies contributed to our net turnover as follows: Canadian dollars 17.3%, US dollars 7.8%, South Korean won 7.0%, and pounds sterling 38.9%.

On 2001 operating profit, we realize a negative currency impact of (13.8) million euro, of which (9.0) million euro is due to the won – euro evolution. Currency impacts on our net results of operations are generally mitigated by the fact that we incur the substantial majority of our operating expenses in the countries concerned and generally obtain financing in local currency. As a result of our large minority interest in FEMSA Cerveza, Mexican peso-denominated earnings accounted for 9.9% of our net profit (share of the Group) from ordinary activities in 2001.

SELECTED FINANCIAL FIGURES

We calculate "net turnover" as turnover less excise taxes. It forms the largest component of operating revenue. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

The table below sets out the components of our operating income and our operating expenses, as well as certain other data.

	Year ended 31 December 2000	2001
	(in million euro)	
Net turnover	5,656.6	7,302.8
Other (1)	(18.6)	(15.6)
Other operating income	237.4	215.2
Operating income	**5,875.4**	**7,502.4**
Operating expenses	5,342.2	6,618.4
Raw material, consumables and goods for sale (excluding excise taxes)	1,937.8	2,428.8
Services and other goods	1,542.2	2,038.2
Payroll and benefits	1,010.0	1,264.3
Depreciation and amortisation	544.0	569.5
Other (2)	308.2	317.6
Operating profit	**533.2**	**884.0**
Other data:		
EBITDA	1,156.0	1,533.3
ROIC (3)	11.4%	11.4%

(1) Consists of increase (decrease) in inventory of finished goods, work and contracts in progress and operating expenses capitalized to capital assets.
(2) Consists of increase (decrease) in provisions, other operating expenses and amortisation/impairment of goodwill.
(3) Operating profit (EBIT) on invested capital including goodwill.

The table below sets out the key income statement items as a percentage of operating income.

	Year ended 31 December 2000	2001
	(in %)	
Operating income	100.0	100.0
Operating expenses	90.9	88.2
Raw material, consumables and goods for sale (excluding excise taxes)	33.0	32.4
Services and other goods	26.2	27.2
Payroll and benefits	17.2	16.9
Depreciation and amortization (including amortization of goodwill)	10.6	8.7
Operating profit	9.1*	11.8
Profit before tax	5.5	10.4
Net profit & loss from ordinary activities	4.6	7.2

* Before IAS exceptional charges 2000: 10.7%

FINANCIAL PERFORMANCE OF THE GROUP

OPERATING INCOME

Our net turnover increased by 1,646.2 million euro, or 29.1%, from 5,656.6 million euro in 2000 to 7,302.8 million euro in 2001. Of this increase, 1,248.3 million euro is attributable to businesses acquired in 2001, or the impact of including the full 12 months of operations for businesses acquired in 2000. Further, (104.6) million euro is attributable to fluctuations in foreign *exchange rates, and* 502.5 million euro, or 8.9%, to internal growth arising from increased volume and prices, the latter coming from all zones, mature and emerging.

OPERATING EXPENSES

Operating expenses (excluding excise taxes) increased by 1,276.2 million euro, or 23.9%, from 5,342.2 million euro (90.9% of operating income) in 2000 to 6,618.4 million euro (88.2%) in 2001. Raw materials and consumables as a percentage of operating income decreased from 33.0% *in 2000* to 32.4% *in 2001. As a percentage of operating income*, marketing expenses increased, whereas other operating services and goods fell. Payroll and benefits continued to drop as a percentage of operating income. Depreciation and amortization as a percentage of operating income decreased as a result of the inclusion of the UK businesses and the effect of the extraordinary reduction in asset value, booked in 2000. The lower depreciation in the UK more than offset the higher depreciation charges in the emerging markets, especially in Eastern Europe.

EBITDA (Operating profit before depreciation and amortisation)

Operating profit before depreciation and amortisation increased by 377.3 million euro or 32.6%, from 1,156.0 million euro (19.7% of operating income) to 1,533.3 million euro (20.5% of operating income). Of this increase, 248.2 million euro is attributable to businesses acquired in 2001, or the impact of including the full 12 months of operations for businesses acquired in 2000. Further, (25.3) million euro is attributable to fluctuations in foreign exchange rates, and 154.4 million euro, or 13.4%, to *internal growth. This growth is impacted by the reclassification* in 2000 of extraordinary items in EBITDA for an amount of (20.2) million euro. Without the IAS adjustments (including this reclassification), internal growth would amount to 126.1 million euro, or 10.5%.

OPERATING PROFIT

Operating profit increased by 350.8 million euro, or 65.8%, from 533.2 million euro (9.1% of operating income) in 2000, to 884.0 million euro (11.8% of operating income) in 2001. Of this increase, *101.0 million euro is attributable to businesses* acquired in 2001, or the impact of including the full 12 months of operations for businesses acquired in 2000. Further, (13.8) million euro is attributable to fluctuations in foreign exchange rates and 263.5 million euro, or 49.4%, to internal growth. This growth is also impacted by the 2000 IAS adjustments, including the (20.2) million euro on EBITDA and the extraordinary depreciation due to an impairment adjustment in Korea and China for an amount of (74.2) million euro. Excluding the IAS adjustments, internal growth amounts to 172.4 million euro, or 26.8%.

NET FINANCIAL INCOME (expenses)

The *net financial income (expenses) was (176.0) million* euro in 2001 as compared to the (258.9) million euro in 2000. The main reason for the reduced net financial expense is the full impact in 2001 of the proceeds of the IPO realised in late 2000. The IPO resulted in the reduction of the net financial debt of the group.

INCOME TAXES

Income taxes on ordinary profit (current and deferred) were 75 million euro in 2000, or 27.3% of the ordinary profit of the year before income taxes, equity income and minority income, and 180 million euro in 2001, or 25.3% of the ordinary profit of the year before income taxes, equity income and minority income. The 2001 tax rate on the ordinary profit of the year before income taxes, equity income and minority income is 29.7% when we exclude the recognition of deferred tax assets on tax losses in the Czech Republic, and the effect of the tax rate decrease in Russia from 35% to 24%.

SHARE IN RESULT OF ASSOCIATED COMPANIES

Our share in the results of the associated companies was 50.4 million euro in 2000 and 67.3 million euro in 2001. FEMSA Cerveza represents the main share of the equity pick-up. In 2001 FEMSA delivered stable net results and operating results compared to 2000. For 2000 and 2001, our share in the result of associated companies also includes our minority positions in TradeTeam (49%) and Grolsch UK (49%), acquired via the Bass deal.

EXTRAORDINARY INCOME (expenses)

Under IAS, most items considered as extraordinary results according to Belgian GAAP, are classified as operating income or expense. However, the goodwill impairment for (1,234.7) million euro recorded in 2000 with respect to Bass goodwill continues to be considered as extraordinary under IAS. In 2001, due to the OFT decision, a reversal of 360.0 million euro occurred, partially offset by (198.8) million euro deal costs.

NET PROFIT/LOSS (share of Group)

Net profit (share of Group) of ordinary activities increased from 270.5 million euro in 2000 to 536.8 million euro in 2001. The minority interest moved from 20.5 million euro in 2000 to (58.7) million euro in 2001. This results from the better operating results in Russia and Korea, and from the deferred tax bookings in Korea.

OPERATING ACTIVITIES BY ZONE

The table on the next page shows our total worldwide sales volumes by zone and country. Volumes include small amounts of beverages other than beer. Total volumes include not only brands that we own or license, but also third party brands that we brew as a subcontractor and third party products that we sell through our distribution network, particularly in Western Europe. Volumes for Western Europe also include exports to countries where we do not operate breweries, as well as Interbrew brands brewed by third parties under license.

We also show our pro rata share of volume brewed by our Mexican company, not including Mexican beer imported and sold in Canada and the United States by Labatt and Labatt USA.

INTERBREW WORLDWIDE SALES VOLUME (HECTOLITERS IN MILLIONS)

	2000	2001
Western Europe (1)	**23.1**	**27.2**
United Kingdom	8.3	10.9
Belgium	6.5	6.4
Netherlands	2.6	2.7
France	2.7	2.7
Luxembourg	0.3	0.3
Germany	-	0.5
Licenses	0.4	0.3
Export	2.3	3.4
North America	**14.2**	**14.6**
Canada	9.0	9.1
USA	4.6	4.8
Cuba	0.6	0.7
Emerging Markets	**26.0**	**31.3**
Central Europe	8.0	10.0
Hungary	2.1	2.2
Bulgaria	1.4	1.3
Croatia	1.6	1.7
Romania	1.4	1.5
Montenegro	0.6	0.6
Bosnia	0.1	0.1
Czech Republic	0.8	2.6
Eastern Europe	9.9	12.9
Russia	7.9	7.9
Ukraine	2.0	5.0
Australasia	8.1	8.4
South Korea	7.7	8.0
China	0.4	0.4
Total (excluding Mexico & Bass)	**63.3**	**73.1**
Mexico	6.6	6.7
Total excluding Bass	**69.9**	**79.8**
Bass	6.5	17.1
TOTAL	**76.4**	**96.9**

(1) Includes Subcontracting/Commercial Products: 5.1 million Hl in 2000; 6.5 million Hl in 2001

We discuss below net turnover, EBITDA and operating profit for our operations in North America, Western Europe, Bass and the Emerging Markets for the period 2000 - 2001. The amounts presented and discussed below do not reflect the operations of holding companies and of our global export business. For 2001, this export business includes the export business of the Bass brands, which we acquired in 2000. For the years 2000 and 2001, holding companies & global export accounted for (29.8) million euro and 14.0 million euro in EBITDA, respectively and (108.3) million euro and 9.2 million euro in operating profit respectively.

The figures presented are according to IAS. The major IAS adjustments of 2000, referred to above, are allocated to the holding companies in order not to impact the comparative analysis on operational results of the zone. Additionally, the implementation of a new Interbrew service fee and royalty system results in variances in EBITDA and operating result when comparing 2001 to 2000. We considered this impact on zone level as scope variance so that it does not impact the organic growth figures shown below.

NORTH AMERICA

The following table shows key financial statistics for North America for the past two years.

	2000	2001	Change 2000/2001
Net turnover	1,689.3	1,830.3	8.3%
EBITDA	406.9	429.3	5.5%
Operating profit	274.3	312.3	13.8%
ROIC (*)	13.5%	15.4%	188 bp
ROIC (excluding FEMSA stake)	20.6%	25.8%	521 bp

* North America's ROIC includes the invested capital for the minority stake in FEMSA, but does not include the share in the related operating profit.

The net turnover increases by 141.0 million euro, notwithstanding a decrease of (16.1) million euro attributable to changes in foreign exchange rates, due to the strengthening of the euro versus the Canadian dollar. The net increase of 157.1 million euro is thus fully attributable to internal growth, mainly fuelled by volume growth in US, and price increases in Canada and the US.

Of the 37.9 million euro increase in operating profit, 49.5 million euro is attributable to internal growth fuelled by volume and price increases, partly reinvested in the markets as marketing support to the brands. Changes in foreign exchange rates decreased the operating profit by (2.9) million euro and the impact of change in service fee is (8.7) million euro.

WESTERN EUROPE

The following table shows key financial statistics for Western Europe for the past two years. Western Europe includes the results of our business in the UK via Interbrew UK, formerly called Whitbread. The results of the Bass business in the UK are shown separately in the next section.

	2000	2001	Change 2000/2001
Net turnover	2,130.7	2,504.4	17.5%
EBITDA	381.1	412.6	8.3%
Operating profit	209.2	224.0	7.1%
ROIC	14.8%	20.5%	569 bp

The 373.7 million euro increase in net turnover is mainly attributable to the impact of a full year Interbrew UK and partially to volume and price increases, especially in the Netherlands and UK.

The 14.8 million euro increase in operating profit includes a negative currency impact of (0.6) million euro and a scope variance of (62.0) million euro. This scope variance is the combined effect of the 12 month inclusion of Interbrew UK business in 2001 and the change in Group service fees & royalty agreements. The remaining variance of 77.4 million euro represents the organic growth, being 37.0%. This is however impacted by the reclassification under IAS of a non-recurring increase in provisions booked in 2000, for an amount 9.2 million euro, which gives rise to an organic growth of 68.2 million euro or 32.6%.

BASS

The following table shows key financial statistics for the UK Bass businesses acquired in 2000.

	2000	2001	Change 2000/2001
Net turnover	694.9	1,541.3	121.8%
EBITDA	116.9	339.9	190.8%
Operating profit	51.1	176.3	245.0%
ROIC	3.9%	6.5%	263 bp

These figures cover the Bass business for 4 months in 2000 and for 12 months in 2001. The increase on the different performance levels is thus split in scope evolution for a period of 8 months and internal growth for the last 4 months 2001 versus same period in 2000.

The net turnover increases by 846.4 million euro, of which 746.9 million euro is attributable to scope change, hence internal growth accounts for 113.7 million euro or 16.4%. The latter is especially thanks to a strong last quarter sales in 2001. Changes in foreign currencies decreased sales by (14.2) million euro as the pound sterling weakened versus the euro.

The operating profit increases by 125.2 million euro, attributable to scope changes of 74.7 million euro and to internal growth for 52.2 million euro or 102.2%. The above mentioned sales growth is due to improved margins and strong overhead costs management resulting in improved operating results. Brand support remained in 2001 on the same level as 2000. Changes in foreign currencies decreased the operating profit by (1.7) million euro.

EMERGING MARKETS

The following table shows key financial statistics for the emerging markets for each of the past two years.

	2000	2001	Change 2000/2001
Net turnover	1,141.7	1,310.6	14.8%
EBITDA	280.8	337.5	20.2%
Operating profit	106.9	162.2	51.7%
ROIC	6.1%	9.0%	290 bp

Of the 168.9 million euro increase in net turnover, 94.8 million euro is attributable to businesses acquired in 2001, or the impact of including the 12 months of operation for businesses acquired in 2000. A further 129.3 million euro is attributable to internal growth, thanks to both volume and price increases. Changes in foreign currencies decreased sales by 55.2 million euro *due to the weakened Korean won against the euro.* In 2001, we consolidated the full year of Czech business, acquired in August 2000, as well as the Rogan business in Ukraine acquired in December 2000.

The 55.3 million euro increase in operating profit is attributable as follows: (7.2) million euro to new businesses acquired in 2000, (8.0) million euro to changes in foreign exchange rates, and 70.5 million euro to internal growth. The Eastern European and Australasian markets enjoyed substantial volume and value increase.

DETAIL OF EMERGING MARKETS

Central Europe

The following table shows key financial statistics for Central Europe for each of the past two years.

	2000	2001	Change 2000/2001
Net turnover	320.2	396.2	23.7%
EBITDA	86.2	104.6	21.4%
Operating profit	57.6	70.4	22.3%

Net turnover increased by 76.0 million euro, or 23.7%, from 320.2 million euro in 2000 to 396.2 million euro in 2001. An increase of 52.3 million euro is attributable to the new business acquired in the Czech Republic. Currency gains were 2.9 million euro and organic growth (volume and price increases) pushed net turnover expressed in euro up by 20.8 million, or 6.5%.

Operating profit grew by 12.8 million euro, or 22.3%, from 57.6 million euro in 2000 to 70.4 million euro in 2001. This increase results from a currency impact of 1.0 million euro, a scope impact of (7.7) million euro and an organic growth of 19.5 million euro, or 33.9%. The organic growth was partially contributed by the new Czech business and by the other countries where we were already present. The latter mainly realized in Croatia and Hungary with strong sales resulting in share gain and improved profitability.

Eastern Europe

The following table shows key financial statistics for Eastern Europe for each of the past two years.

	2000	2001	Change 2000/2001
Net turnover	283.0	393.1	38.9%
EBITDA	62.3	96.1	54.2%
Operating profit	22.6	34.3	51.8%

Net turnover increased by 110.1 million euro from 283.0 million euro in 2000 to 393.1 million euro in 2001. Of this increase, 42.5 million euro is attributable to new businesses acquired, or the impact of including the full 12 months for operations acquired in 2000. A further 67.6 million euro, or 23.9%, is attributable to internal growth mainly driven by volume and price increases above the level of inflation required to reposition our brands as mainstream lagers.

Operating profit increased by 11.7 million euro from 22.6 million euro in 2000 to 34.3 million euro in 2001. Of this increase, (0.4) million euro is attributable to scope changes. 12.1 million euro or 53.8% is organic growth.

Australasia

The following table shows key financial statistics for Australasia for each of the past two years.

	2000	2001	Change 2000/2001
Net turnover	538.5	521.3	(3.2)%
EBITDA	132.3	136.8	3.4%
Operating profit	26.7	57.5	115.3%

Net turnover decreased by (17.2) million euro from 538.5 million euro in 2000 to 521.3 million euro in 2001. Changes in foreign exchange rates (mainly the negative evolution of the won versus the euro) decreased net turnover by (58.1) million euro. An increase of 40.9 million euro, or 7.6%, is attributable to organic growth. In Korea, for the third consecutive year, prices were increased (in combination with lower excise duties). This resulted in an organic 43.5 million euro net turnover increase. In China, net turnover decreased by (2.6) million euro organically as a result of volume loss and competitive pricing.

Operating profit increased by 30.8 million euro, from 26.7 million euro in 2000 to 57.5 million euro in 2001. Of this increase, (9.0) million euro is currency impact, and 38.9 million euro, or 145.6%, is attributable to organic growth. This strong growth is the combined result of volume growth, price increase and cost management.

LIQUIDITY POSITION AND CAPITAL RESOURCES OF THE GROUP

We have generally funded our working capital and capital expenditure needs from our operations. From time to time, however, we have financed major acquisitions with loans from banks. Our expansion in emerging markets typically involved not only the acquisition of brewing assets and creation of joint ventures with local partners, but also substantial planned capital expenditures targeted at improving product quality and increasing capacity. Cash flows from operations in mature markets has generally enabled us to fund these capital expenditures in Emerging markets.

CASH FLOWS

Our operating cash flow amounted to 871 million euro in 2000 and 1,053 million euro 2001. The increase of 182 million euro is mainly attributable to the growth in results before depreciation and amortization, and before the non-cash gain on disposal of capital assets and investments and the movements in deferred taxes. The cash used in investment activities ((5,132) million euro in 2000 and (640) million euro in 2001) includes acquisition of investments (Bass, Whitbread and Rogan) and capital assets, and increase in term deposits. The financing activities for 2000 were significantly influenced by the IPO proceeds and the increased debt to finance the acquisitions. The impact of the IPO proceeds in 2001 resulted in a reduction of net financial expenses.

CAPITAL EXPENDITURES AND ACQUISITIONS

Capital expenditures represent the acquisition of specific assets which are intended to be used either directly in the brewing or distribution process or in an administrative or supportive role. Investments consist of acquisitions of all or part of another business.

We spent 487.0 million euro in 2000 and 559.0 million euro in 2001 on acquiring capital assets. The increase is mainly due to the impact of full year inclusion of businesses acquired in 2000. The investment in the Eastern European region was in line with 2000. Out of the total capital expenditures, approximately 56% was used to improve our production facilities and/or the purchase of returnable packaging; while 30% was used for logistics and commercial investments reflecting mainly investment in our primary and secondary logistic facilities and outlet material for the on trade business. Finally, 14% was used for improving administrative capabilities and purchase of hardware and software, especially to develop further the worldwide network.

We spent 4,511.2 million euro in 2000 and 191.3 million euro in 2001 on acquiring businesses. Our principal investments in *2000 included Whitbread and Bass in the UK and Rogan in Ukraine. Our principal investments in 2001 include Diebels in* Germany and the option for an increased share in Korea.

CAPITAL RESOURCES

Our net debt (long- and short-term debt, cash and deposits) as at 31 December 2001 was 2,661.7 million euro as compared with a 2000 net debt of 2,906 million euro. The main reason for the reduced debt base is the repayment of some of the UK debt from the proceeds of the IPO received at the end of 2000. Furthermore, there are the normal repayments on the existing loans.

EQUITY

The consolidated equity (share of the Group) amounts to 4,818 million euro or, an increase of 752 million euro versus 2000. Equity was mainly increased by the net result (share of the Group) and the Employee Share Purchase Plan.

Managing market risk

The principal categories of market risk we face are changes in interest rates, foreign exchange and commodity prices. Our risk management committee, which consists of our Chief Financial Officer, the Chief Planning & Performance Officer, our Internal Audit Director and other senior corporate officers from Treasury, Procurement and Controlling, meets at least semi-annually and is responsible for reviewing the results of our risk assessment, approving recommended risk management strategies, monitoring compliance with our risk management policy and reporting to the audit committee. Our risk management committee also sets policy for our balance sheet structure and the investment of our short-term liquid funds.
Please refer to note 28 of the consolidated financial statements for more information.

Management Report on the statutory (non-consolidated) Annual Accounts of Interbrew SA/NV

The corporate objective of Interbrew S.A. is to manage and control the companies of the Group.

Comments on the statutory annual accounts

COMMENTS ON THE BALANCE SHEET

INTANGIBLE FIXED ASSETS
There were no additions during the year.

TANGIBLE FIXED ASSETS
The net decrease of the tangible fixed assets is the result of the yearly depreciation of furniture and vehicles.

FINANCIAL FIXED ASSETS
The increase of the financial fixed assets is the result of several transactions that took place in the course of the year:
- subscription of 166,144 Cobrew shares through capital increases on 12 January 2001 and 31 May 2001;
- purchase of 5,500 B.M. Investment shares on 12 June 2001;
- purchase of 27,000 Interbrew Belgium shares from Immobrew N.V. on 17 December 2001;
- split of 1,284 Brasserie de Luxembourg-Diekirch shares into 1,284 Brasserie de Luxembourg shares and 1,284 M Immobilier shares on 12 June 2001;
- several purchases of Immobrew shares at an exchange counterpart of 4.16 during the months of September, October and December 2001.

RECEIVABLES DUE AFTER ONE YEAR
Other receivables decreased by 19.7 million euro mainly following the repayment of group loans.

RECEIVABLES DUE WITHIN ONE YEAR
Trade receivables increased by 26.2 million euro mainly by invoicing of service fees to our subsidiaries.

Other receivables decreased by 306.7 million euro mainly as a result of the repayment of a loan granted to Cobrew N.V. for an amount of 317.5 million euro.

CAPITAL AND RESERVES
The net increase of capital and reserves originates from 3 kinds of changes:
- 13 capital increases for a total amount of 2.866 million euro increasing the number of outstanding shares to 431,125,962. Additionally, the share premium account increased by 13.911 million euro;
- the result of the year, and
- the payment of a dividend.

FINANCIAL DEBT PAYABLE AFTER ONE YEAR
Financial debt payable after one year decreased following the repayment of a group loan for an amount of 5.5 million euro and following a partial repayment of loans from credit institutions for an amount of 7,3 million euro.

AMOUNTS PAYABLE WITHIN ONE YEAR
The increase in amounts payable within one year mainly results from an increase in the current account with Cobrew for an amount of 39.4 million euro.

COMMENTS ON THE INCOME STATEMENT

The result of the year 2001 is a profit after taxes of 133.952 million euro, versus a loss after taxes of 113.985 million euro in 2000.

The implementation of a new group costing method results in an increase of the turnover for an amount of 83.6 million euro.

The increase in operating expenses by 70.6 million euro results from the costs of the recent acquisitions as well as the costs relating to the growing Group.

A significant part of the increase in financial income relates to the dividends received from affiliated companies for an amount of 125.0 million euro.

Subsequent Events

We refer to note 33 of the Consolidated Financial Statements.

Research and Development

Innovation was achieved in the areas of process optimization, especially as it pertains to capacity, new product developments and packaging initiatives primarily in Eastern and Central Europe. In 2001, we invested 7.6 million euro in research and development compared to 6.6 million euro in 2000. Our research and development centers are located at headquarters in Leuven, Belgium and breweries in Canada, the United Kingdom and South Korea.

Knowledge management and learning is also an integral part of research and development and thus a lot of value is placed on collaborations with universities, outside institutes and other industries to continuously enhance our knowledge.

Issuance of subscription rights – Long Term Incentive Program

Further to the authorization given by the General Shareholders' Meeting of 24 June 1999 to the Board of Directors in order to increase the corporate capital of the company by means of the authorized capital, the Board decided on 13 March, 23 April, 4 September and 11 December 2001:

- to suppress the preferential subscription right for the benefit of key management employees of the company or of its subsidiaries, to be determined by the "Human Resources and Nominating Committee" or by the "Chief Executive Officer", and (Board decisions of 23 April and 11 December 2001) for the benefit of the independent directors of the Company;
- to issue for the benefit of those same key management employees 1,092,315 subscription rights for a price of 30.23 euro per subscription right (decision of 13 March 2001), 266,400 subscription rights for a price of 29.74 euro (decision of 23 April 2001), 51,320 subscription rights for a price of 28.70 euro (decision of 4 September 2001) and 1,703,357 subscription rights for a price of 28.87 euro (decision of 11 December 2001), and
- to issue for the benefit of the independent directors of the Company 56,700 subscription rights for a price of 29.74 euro per subscription right (decision of 23 April 2001) and 48,600 subscription rights for a price of 28.87 euro (decision of 11 December 2001).

The abovementioned numbers of subscription rights are the aggregate numbers accepted by the grantees. All are registered subscription rights.

Each subscription right gives the right to subscribe to one ordinary share of the Company.

The rights issued on 13 March, 24 April and 4 September 2001 may be exercised, in principle, as from 1 May 2005 until the tenth anniversary of their respective dates of issuance.

The rights issued on 11 December 2001 may be exercised as follows: a first third of the subscription rights may be exercised form 1 January 2003 to 10 December 2011. A second third may be exercised form 1 January 2004 to 10 December 2011. The last third may be exercised from 1 January 2005 to 10 December 2011.

The issues of rights described above are in accordance with the interest of the Company with a view to the development of its activities in the long run.

Considering the number of shares representing the capital, the issues of rights described above are relatively moderate and shall, in case of exercise of the subscription rights, only result in a limited dilution of the holding of the current shareholders. Hence, the suppression of the preferential subscription right has only a slight impact for the shareholders, among others, with regard to their share in the profits and proper funds.

Report on conflicts of interests (article 523 of the Company Code)

Pursuant to the Company Code, a director having a conflicting interest in a decision of the Board of Directors, is not allowed to attend the discussions and deliberations preceding the Board's decision, nor is he allowed to participate in the vote. Moreover, he must inform the auditor of the company about his conflicting interest.

During the year 2001, this procedure has been applied twice. Below is reported the content of the minutes with regard to these decisions of the Board, indicating the reasons for the conflicting interest, the nature of the decision, its justification and its patrimonial consequences for the company.

1. On the occasion of the decision of the Board of Directors of 23 April 2001 to issue subscription rights within the framework of the authorized capital for the benefit of management employees of the company or of its subsidiaries, as well as secondarily for the benefit of the independent directors of the company, Baron Paul de Keersmaeker declared, as a beneficiary of the subscription rights, he had a conflicting interest. Consequently he did not participate to the deliberations of the Board, nor to the vote. He declared that he informed the auditor about the aforementioned. After Baron Paul de Keersmaeker had left, the meeting continued under the presidency of Mr Arnoud de Pret Roose de Calesberg.

   Pursuant to article 523, paragraph 1, section 2 of the Company Code, the Chairman explains the following elements. Each subscription right gives the right to subscribe to a new ordinary share of the company for a price of 29.74 euro per subscription right. The subscription rights are offered within the Long Term Incentive plan of the company. The offer is principally reserved for management employees of the company and its subsidiaries and, secondarily, for directors of the company. The offer aims at lining up the interests of the shareholders and the interests of the management employees and, hence, at involving the latter more in the long term strategy of the company. It also aims at a greater loyalty due to the expiration of a certain period. Finally, and more particularly with regard to Baron Paul de Keersmaeker, it takes into consideration the services rendered to the company. The issue of a certain number of subscription rights for the benefit of independent directors of the company is made in accordance with previous offerings of subscription rights within the Long Term Incentive plan since 1999. A total of 56,700 subscription rights will be offered to this director at the occasion of the present issue.

   Considering the number of shares representing the capital, the issue of subscription rights for the benefit of directors is relatively moderate and shall, in case of exercise of the subscription rights, only result in a limited dilution of the holding of the current shareholders. Indeed, if all subscription rights the Board intends to issue today for the benefit of directors were exercised, the new shares that would result from this exercise would only represent a minimal percentage of the existing shares today. The issue could also entail a financial dilution for the shareholders, resulting from the difference between the exercise price of the subscription rights and the value of the share of the company at the moment of exercise. This financial dilution will in any case be limited, having regard to the number of subscription rights issued. Hence, this issue will only have a slight impact for the shareholders, among others, as regards their share in the profits and proper funds.

2. On the occasion of the décision of the Board of Directors of 11 December 2001 to issue subscription rights within the framework of the authorized capital for the benefit of management employees of the company or of its subsidiaries, as well as secondarily for the benefit of the independent directors of the company, Mr. Pierre Jean Everaert, Mr. Jean-Luc Dehaene, Mr. Allan Chapin, Mr. Harald Einsmann and Mr. Bernard Hanon declared, as beneficiaries of the subscription rights, they had a conflicting interest. Consequently they did not participate to the deliberations of the Board, nor to the vote. They declared that they informed the auditor about the aforementioned. Given the absence of Mr. Pierre Jean Everaert, Mr. Philippe de Spoelberch chaired the meeting.

Pursuant to article 523, paragraph 1, section 2 of the Company Code, the Chairman explains the following elements. Each subscription right gives the right to subscribe to a new ordinary share of the company for a price of 28.87 euro per subscription right. The subscription rights are offered within the Long Term Incentive plan of the company. The offer is principally reserved for management employees of the company and its subsidiaries and, secondarily, for directors of the company. The offer aims at lining up the interests of the shareholders and the interests of the management employees and, hence, at involving the latter more in the long term strategy of the company. It also aims at a greater loyalty due to the expiration of a certain period.

The issue of a certain number of subscription rights for the benefit of independent directors of the company is made in accordance with previous offerings of subscription rights within the Long Term Incentive plan since 1999. A total of 48,600 subscription rights will be offered to these directors at the occasion of the present issue.

Considering the number of shares representing the capital, the issue of subscription rights for the benefit of directors is relatively moderate and shall, in case of exercise of the subscription rights, only result in a limited dilution of the holding of the current shareholders. Indeed, if all subscription rights the Board intends to issue today for the benefit of directors were exercised, the new shares that would result from this exercise would only represent a minimal percentage of the existing shares today. The issue could also entail a financial dilution for the shareholders, resulting from the difference between the exercise price of the subscription rights and the value of the share of the company at the moment of exercise. This financial dilution will in any case be limited, having regard to the number of subscription rights issued. Hence, this issue will only have a slight impact for the shareholders, among others, as regards their share in the profits and proper funds.

Information on the Auditors' assignments and related fees

Our statutory auditor is KPMG Reviseurs d'Entreprises, represented by Erik Helsen, partner. Recurring audit fees are determined by *the General Meeting of Shareholders after review and approval by the Company's Audit Committee and Board* of Directors. Audit and other fees relating to the year 2001 in relation to services offered by KPMG on a worldwide basis amount to 8,439,000 euro, of which 7,379,000 euro is in relation to recurring audit work (3,047,000 euro) and other audit services (4,332,000 euro: mainly due diligence work and vendor due diligence work in the UK and in Germany), 258,000 euro to tax advice, 693,000 euro to IT consulting and 109,000 euro to other services. In its main countries KPMG already separated its audit and consultancy practice but we nevertheless include fees paid to KPMG consulting (or to KCI Inc. the consulting group created in the USA out of the former KPMG Consulting practice) in the period until separation also takes place in Belgium.

Discharge of the Directors and the Auditor

We recommend the approval of the financial statements as presented to you and, by special vote, the discharge of the Directors *and the Auditor in respect of the execution of their mandate during the past accounting year.*

Appropriation of Results

We propose to pay a gross dividend of 0.29 euro per share, or a total dividend distribution of 125,026,565.23 euro.
If approved, the net dividend of 0.22 euro per share will be payable as of 2 May 2002 against delivery of coupon number 2, attached to the company's new bearer shares or a net dividend of 0.25 euro per share when "VVPR strip" number 2 is additionally attached.

12 March 2002

Consolidated IAS financial statements and notes

Preliminary note: Information on Transition to International Accounting Standards ("IAS")

During 2001, Interbrew fulfilled its commitment of transitioning to IAS. Previously Interbrew reported in accordance with the requirements of Belgian accounting legislation which did not comply with all requirements of IAS. The 2001 consolidated financial statements have been prepared in accordance with IAS, and the comparative 2000 consolidated financial statements have been reworked to be in accordance with IAS.

During this year of transition, the consolidated financial statements reflect the following:

- For the 2000 Income Statement and Balance Sheet, the figures reported in last year's annual report are produced in the first column, followed by IAS restatements and reclassification columns, to arrive at the 2000 IAS figures.

- The 2000 Cash Flow Statement is presented in IAS format only, due to the impracticality of following the same presentation as described above for the *Income Statement and Balance Sheet.*

- The 2000 and 2001 Income Statements are presented "by nature" which is acceptable under IAS. The preferred IAS presentation is "by function" however it was impracticable to rework the 2000 Income Statement by function.
  Hence, in this year of transition, the 2001 Income Statement by function is included in the notes as additional information, and in 2002, by function will become the basis of presentation for Interbrew's consolidated financial statements.

Consolidated financial statements are presented for 2001 with comparatives for 2000, however comparatives for 1999 are not presented due to the impracticality of reworking 1999 figures in accordance with IAS.

Consolidated Income Statement

Expressed in million euro (except per share figures)

For the year ended 31 December	Note	2000 As reported	IAS Restatements	IAS Reclassi-fications	2000 IAS	2001 IAS
Turnover	2	8,000	–	(2,343) [1]	5,657	7,303
Changes in inventories of finished goods and work in progress		(19)	–	–	(19)	(16)
Other operating income	4	186	–	51	237	215
Operating income		**8,167**	**–**	**(2,292)**	**5,875**	**7,502**
Raw materials and consumables		4,281	–	(2,343) [1]	1,938	2,428
Services and other goods		1,542	1	–	1,543	2,038
Payroll and related benefits	6	1,010	–	–	1,010	1,264
Depreciation and amortisation		482	–	62	544	570
Inventory provisions and bad debt expense		23	(1)	–	22	23
Increase (decrease) in provisions		(30)	(1)	31	–	–
Amortisation/impairment of goodwill		72	–	7	79	80
Other operating expenses	5	143	–	63	206	215
Operating expenses		**7,523**	**(1)**	**(2,180)**	**5,342**	**6,618**
Operating profit (loss)		**644**	**1**	**(112)**	**533**	**884**
Financial income	7	292	–	(94)	198	181
Financial expenses	8	(585)	(3)	132	(456)	(357)
Share in result of associated Companies		59	(9)	–	50	67
Profit (loss) before tax		410	(11)	(74)	325	775
Income tax expense	9	16	47	12	75	179
Profit (loss) after tax		394	(58)	(86)	250	596
Minority interests		21	–	–	21	(59)
Net profit (loss) from ordinary activities		415	(58)	(86)	271	537
Extraordinary items	10	(1,325)	4	86	(1,235)	161
Net profit (loss) of the year		**(910)**	**(54)**	**(0)**	**(964)**	**698**
Basic earnings per share		(2.73)			(2.88)	1.63
Diluted earnings per share		(2.09)			(2.81)	1.61
Cash earnings per share (ordinary) [2]		1.21			1.04	1.44
Cash earnings per share (diluted) [3]		0.92			1.02	1.42

[1] Represents excise duties
[2] Net profit from ordinary activities plus amortisation/impairment of goodwill, divided by the average number of shares
[3] Net profit from ordinary activities plus amortisation/impairment of goodwill, divided by the fully diluted number of shares

Consolidated Statement of recognised gains and losses

For the year ended 31 December	2000 IAS	2001 IAS
	Expressed in million euro	
Foreign exchange translation differences	137	101
Cash flow hedges:		
Effective portion of the changes in fair value	–	(9)
Transferred to the income statement	–	1
Included in cost of recognised asset/liability	–	–
Other items recognised directly in equity	–	(1)
Net profit recognised directly in equity	137	92
Net profit/(loss) for the year	**(964)**	**698**
Total recognised gains and (losses)	(827)	790
Effect of changes in accounting policy	134	35

Consolidated Balance Sheet

As at 31 December	Note	2000 As reported	IAS Restatements	IAS Reclassifications	2000 IAS	2001 IAS
			Expressed in million euro			
ASSETS						
Non-current assets						
Property, Plant and Equipment	11	3,725	–	–	3,725	3,800
Goodwill	12	2,738	–	–	2,738	3,145
Intangible assets other than goodwill	13	59	(2)	–	57	114
Interest bearing loans granted		–	–	15	15	14
Investments in associates	14	629	50	–	679	784
Investment securities	15	–	–	168	168	196
Deferred tax assets	17	–	(13)	158	145	149
Employee benefits	25	–	–	252	252	310
Other financial assets		163	–	(163)	–	–
Long-term receivables	16	742	(1)	(315)	426	405
		8,056	34	115	8,205	8,917
Current assets						
Interest bearing loans granted		–	–	–	–	7
Investment securities	15	–	–	29	29	–
Inventories	18	452	37	–	489	556
Income tax receivable		–	–	31	31	76
Trade and other receivables	19	1,692	–	(1)	1,691	1,944
Prepayments and deferred expenses		143	–	(143)	–	–
Short-term investments		399	–	(399)	–	–
Cash and cash equivalents	20	417	–	368	785	401
		3,103	37	(115)	3,025	2,984
Total assets		**11,159**	**71**	**0**	**11,230**	**11,901**

Consolidated Balance Sheet (continued)

Expressed in million euro

As at 31 December	Note	2000 As reported	IAS Restate-ments	IAS Reclassifi-cations	2000 IAS	2001 IAS
EQUITY AND LIABILITIES						
Capital and reserves						
Issued capital	21	329	–	–	329	332
Share premium	21	3,195	–	–	3,195	3,209
Reserves	21	385	67	–	452	525
Retained Earnings	21	(14)	13	91	90	752
Deferred government grants		4	–	(4)	–	–
		3,899	80	87	4,066	4,818
Minority interest		416	(2)	–	414	497
Non-current liabilities						
Interest bearing loans and borrowings	24	2,753	–	–	2,753	2,006
Other long-term liabilities		172	–	(172)	–	–
Employee benefits	25	–	–	296	296	304
Pension and similar obligations		316	–	(316)	–	–
Deferred government grants		–	–	4	4	3
Trade and other payables		–	–	4	4	6
Provisions other than pensions and similar obligations	26	258	(27)	45	276	250
Deferred tax liabilities	17	230	21	(8)	243	276
		3,729	(6)	(147)	3,576	2,845
Current liabilities						
Current portion of long-term liabilities		835	–	(835)	–	–
Bank overdrafts		158	–	(36)	122	52
Interest bearing loans and borrowings	24	–	–	862	862	1,028
Income tax payables		–	–	100	100	131
Trade and other payables	27	896	–	1,193	2,089	2,510
Provisions current		–	–	1	1	20
Social and tax liabilities		846	–	(846)	–	–
Other payables		193	–	(193)	–	–
Accrued charges and deferred income		187	(1)	(186)	–	–
		3,115	(1)	60	3,174	3,741
Total liabilities		**11,159**	**71**	**0**	**11,230**	**11,901**

Consolidated Cash Flow Statement

For the year ended 31 December	2000 IAS	2001 IAS
	Expressed in million euro	
OPERATING ACTIVITIES		
Net profit from ordinary activities	271	537
Depreciation	451	550
Amortization	100	100
Write-offs on non-current and current assets	28	1
(Reversal of) Impairment losses	71	–
Foreign exchange losses/(gains)	9	(14)
Interest income	(29)	(38)
Investment income	(32)	(43)
Interest expense	267	218
Investment expense	–	32
Loss/(gain) on sale of plant and equipment	–	19
Loss/(gain) on sale of intangible assets	–	(5)
Deferred government grants	(1)	–
Income tax expense	75	179
Income from associates	(50)	(67)
Minority interests	(21)	59
Operating profit before changes in WC and provisions	1,139	1,528
Decrease/(Increase) in trade and other receivables	19	(138)
Decrease/(Increase) in inventories	(61)	(51)
Increase/(Decrease) in trade and other payables	89	105
Increase/(Decrease) in provisions	9	(95)
Cash generated from the operations	1,195	1,349
Interest paid	(251)	(211)
Interest received	20	33
Dividends received	24	34
Income tax paid/received	(117)	(145)
Cash flows before extraordinary activities	871	1,060
Extraordinary items, net of tax	–	(7)
CASH FLOW FROM OPERATING ACTIVITIES	**871**	**1,053**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	59	65
Proceeds from sale of intangible assets	3	7
Proceeds from sale of investments	205	34
Repayments of loans granted	–	4
Sale of subsidiary, net of cash disposed of	–	13
Acquisition of subsidiary, net of cash acquired	(4,445)	(148)
Acquisition of property, plant and equipment	(465)	(535)
Acquisition of intangible assets	(22)	(24)
Acquisition of other investments	(65)	(43)
Payments of loans granted	(402)	(13)
CASH FLOWS FROM INVESTING ACTIVITIES	**(5,132)**	**(640)**

Consolidated Cash Flow Statement (continued)

For the year ended 31 December	Expressed in million euro 2000 IAS	2001 IAS
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	3,224	17
Proceeds from other borrowings	5,647	421
Proceeds from sale of treasury shares	143	–
Repayment of borrowings	(4,223)	(1,057)
Payment of finance lease liabilities	–	(7)
Payment of transaction costs	(117)	–
Dividends paid	(80)	(106)
CASH FLOWS FROM FINANCING ACTIVITIES	**4,594**	**(732)**
Net increase in cash and cash equivalents	**333**	**(319)**
Cash and cash equivalents at the beginning of the year	321	663
Effect of exchange rate fluctuations on cash held	9	5
Cash and cash equivalents at the end of the year	**663**	**349**

Notes to the consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Interbrew NV is a company domiciled in Belgium. The consolidated financial statements of the Company for the year ended 31 December 2001 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates. The financial statements were authorised for issue by the Board of Directors on 12 March 2002.

(A) STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the Standing Interpretations Committee of the IASB. The consolidated financial statements have been prepared on this basis for the first time in the current year. The application of IAS was approved by the Belgian Banking and Finance Commission on 19 December 2000. The applied accounting standards comply, in all material aspects, with the European Union's Directives on financial statements.

(B) BASIS OF PREPARATION

The financial statements are presented in euro, rounded to the nearest million. They are prepared on the historical cost basis except for derivative financial instruments, investments held for trading and investments available-for-sale which are stated at fair value. Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost as and when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable. Recognised assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The consolidated financial statements are prepared as of and for the period ending on 31 December 2001.

They are presented before the effect of the profit appropriation of the parent company proposed to the General Assembly of Shareholders.

Comparative information has been restated in accordance with IAS.

(C) PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power, directly or indirectly, to exercise control over the operations so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are undertakings in which the Group has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. They are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

All intercompany transactions, balances and unrealised gains and losses on transactions between Group Companies have been eliminated.

A listing of the Group's significant subsidiaries and associates is set out in note 35.

(D) SCOPE OF CONSOLIDATION

The only major company which is included for the first time in the Group's consolidated financial statements as of and for the period ending on 31 December 2001, is Diebels GmbH & Co. KG in Germany.

(E) FOREIGN CURRENCIES

(1) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

(2) Financial statements of foreign operations

The Group's foreign operations are not considered as an integral part of the Company's operations. Accordingly, assets and liabilities of foreign entities are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign entities, excluding foreign entities in hyperinflationary economies, are translated to euro at exchange rates for the year approximating the foreign exchange rates ruling at the dates of the transactions. The components of shareholders' equity are translated at historical rates. Exchange differences arising from the translation of shareholders' equity to euro at year-end exchange rates are taken to "Translation reserves" in shareholders' equity.

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, related income statement accounts as well as equity accounts is made by applying a general price index*. These re-measured accounts are used for conversion into euro at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilized and does not provide reliable results, the financial statements are re-measured into euro as if it was the operation's measurement currency. As a result, non-monetary assets, liabilities and related income statement accounts are re-measured using historical rates in order to produce the same result in terms of the reporting currency that would have occurred if the underlying transaction was initially recorded in this currency.

* Method currently applied for the main businesses operating in hyperinflationary economies (see also note 23)

(3) Exchange rates

The following exchange rates have been used in preparing the financial statements:

1 euro equals to:

Currency		Closing rate 2000	Closing rate 2001	Average rate 2000	Average rate 2001
Canadian Dollar	CAD	1.396492	1.407697	1.370533	1.382694
Pound Sterling	GBP	0.624100	0.608498	0.607424	0.620496
US Dollar	USD	0.930501	0.881298	0.923052	0.894950
Korean Won	KRW	1,177.856	1,161.440	1,034.126	1,152.074
Mexican Peso	MXN	8.911068	8.087998	8.739807	8.364351
Russian Rouble	RUB	26.13695	26.49007	25.95245	25.98077
Ukrainian Hryvnia	UAH	5.045943	4.669620	5.006208	4.822058
Hungarian Forint	HUF	264.9708	245.1581	259.6728	257.5992
Bulgarian Lev	BGN	1.955799	1.955830	1.955799	1.955830
Romanian Lei	ROL	24,390.24	27,855.15	19,607.84	25,703.208
Chinese Yuan	CNY	7.704160	7.293946	7.648067	7.408615
Croatian Kuna	HRK	7.598207	7.370283	7.668947	7.492938

(F) INTANGIBLE ASSETS

(1)Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (refer accounting policy N).

(2) Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation (see below) and impairment losses (refer accounting policy N). Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(3) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(4) Amortisation

Intangible assets are amortised using the straight line method over their useful lives with a maximum of 5 years.

(G) GOODWILL

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition.

Goodwill is amortised using the straight-line method over its estimated useful life. Goodwill arising on the acquisition of breweries is generally amortised over 20 years. Goodwill arising on the acquisition of distribution companies is generally amortised over 5 years. The goodwill which arose from the acquisitions of Labatt Brewing Company Ltd., Interbrew UK Ltd. (ex-Whitbread), Bass Holding Ltd./Bass Beers Worldwide Ltd. (ex-Bass) and Diebels GmbH & Co. KG are amortised over 40 years due to the strategic importance of these acquisitions to the long term development of the Group, the nature and stability of the markets in which these companies operate and their position on these markets.

Goodwill is expressed in the currency of the subsidiary to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to euro using the year-end exchange rate.

Goodwill is stated at cost less accumulated amortisation and impairment losses (refer accounting policy N).

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

(2) Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net identifiable assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses which are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the weighted average useful life of those assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the income statement.

The carrying amount of negative goodwill is deducted from the carrying amount of goodwill.

In respect of associates, the carrying amount of negative goodwill is included in the carrying amount of the investment in the associate

(H) PROPERTY, PLANT AND EQUIPMENT

(1) Owned assets

All property, plant and equipment is recorded at historical cost less accumulated depreciation and impairment losses (refer accounting policy N). Cost includes the purchase price and other direct acquisition costs (e.g. non refundable taxes, transport). The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

(2) Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. Repairs and maintenance, which do not increase the future economic benefits of the asset to which they relate, are expensed as incurred.

(3) Depreciation

Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful life of the assets.

The rates used are as follows:

Industrial buildings	20 years
Production plant and equipment:	
- Production equipment	15 years
- Storage and packaging equipment	7 years
- Handling and other equipment	5 years
- Duotanks	7 years
Identified reusable packaging:	
- Kegs	10 years
- Bottles	5 years
- Crates	10 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 or 5 years
Other real estate properties	33 years

Land is not depreciated as it is deemed to have an infinite life.

(I) ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer accounting policy H) and impairment losses (refer accounting policy N).

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset (refer accounting policy H).

Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(J) INVESTMENTS

(1) Investments in equity securities

Investments in equity securities comprise non-consolidated associated companies and companies in which the Company holds less than 20% of the voting rights. These investments do not have a quoted market price in an active market and their fair value cannot be reliably measured and are therefore carried at cost less impairment losses. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to income.

(2) Investments in debt securities

Investments in debt securities are classified as trading or as being available-for-sale and are stated at fair value, with any resultant gain or loss recognised in the income statement.

The fair value of investments in debt securities held for trading and investments in debt securities available-for-sale is their quoted bid price at the balance sheet date.

(3) Other investments

Other investments held by the Group are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised in the income statement.

(K) INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Cost is determined by the weighted average method.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labour, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling costs.

(L) TRADE RECEIVABLES

Trade receivables are carried at cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off during the year in which they are identified.

(M) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprises cash balances and call deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

(N) IMPAIRMENT

The carrying amounts of the Group's assets, other than inventories (refer accounting policy K) and deferred tax assets (refer accounting policy T), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, and for goodwill amortised over a period exceeding twenty years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(1) Calculation of recoverable amount

The recoverable amount of the Group's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(2) Reversal of impairment

An impairment loss in respect of a held-to-maturity security or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature, which is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(O) SHARE CAPITAL

(1) Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

(2) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(P) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(1) Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the Group are not provided for.

(2) Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(Q) EMPLOYEE BENEFITS
(1) Pension obligations
The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

For defined benefit plans, the pension accounting costs are assessed separately for each plan using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans each year. The pension obligations are measured as the present value of the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability, and the fair value of plan assets is deducted. All actuarial gains and losses exceeding a corridor of 10% of the higher of the fair value of plan assets and the present value of the defined benefit obligations are recognised in the income statement over the average remaining service lives of employees participating in the plan.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The Group's obligations for contributions to the defined contribution pension plans are charged to the income statement as incurred.

(2) Other Post-Retirement Obligations
Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans and determined by independent qualified actuaries.

(3) Equity and Equity-Related Compensation Benefits
Different stock option programmes allow Group employees, Group senior management and members of the Board to acquire shares of the Company. The option exercise price equals the market price of the underlying shares at the date of the grant and no compensation cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

(4) Bonuses
Bonuses received by Group senior management are based on target financial key indicators. The estimated amount of the bonus is recognised as an expense based on an estimation at balance sheet date.

(R) INTEREST-BEARING LOANS AND BORROWINGS
Interest-bearing loans and borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowings on an effective interest basis.

(S) TRADE AND OTHER PAYABLES
Trade and other payables are stated at cost.

(T) INCOME TAXES
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Under this method the Group is required to make a provision for deferred income taxes on the difference between the fair values of the net assets acquired and their tax base as a result of a business combination.

The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(U) REVENUE
(1) Goods sold and services rendered
In relation to the sale of goods, revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods.

(2) Rental income
Rental income is recognised in the income statement on a straight-line basis over the term of the lease.

(3) Financial income (Interests, royalties and dividends)
Financial income comprises interests receivable on funds invested, dividend income, royalty income, foreign exchange gains and gains on hedging instruments that are recognised in the income statement (refer accounting policy W).
Interest, royalties and dividends arising from the use by others of the Company's resources are recognised when it is probable that the economic benefits associated with the transaction will flow to the Company and the revenue can be measured reliably. Interest income is recognised as it accrues (taking into account the effective yield on the asset) unless collectibility is in doubt. Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement. Dividend income is recognised in the income statement on the date that the dividend is declared.

(4) Government grants
A government grant is recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attached to it. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the income statement as revenue on a systematic basis over the useful life of the asset.

(V) EXPENSES

(1) Financial expenses

Financial expenses comprise interest payable on borrowings, foreign exchange losses, and losses on hedging instruments that are recognised in the income statement (refer accounting policy W).

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of financial expenses. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(2) Research and Development, Advertising and Promotional Costs and Systems Development Costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalisation (refer accounting policy F).

(W) DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments primarily to reduce the exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. The Group's policy prohibits the use of derivatives for speculation. The Group does not hold or issue financial instruments for trading purposes.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any resultant unrealised gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(1) Cash flow hedges

Where a derivative financial instrument hedges the variability in cash flows of a recognised liability, a firm commitment or a forecasted transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in equity. When the firm commitment or the forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss (at that point) remains in equity and is recognised in accordance with the above policy when the transaction occurs.

If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(2) Hedging of recognised assets and liabilities

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resultant gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair values of the hedged items, in respect of the risk being hedged, are their carrying amounts at the balance sheet date translated to euro, at the foreign exchange rate ruling at that date.

(3) Hedging of net investment in foreign operations
Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to euro are recognised directly in "Translation reserves" in shareholders' equity.

Where a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognised directly in "Translation reserves" in shareholders' equity, the ineffective portion is reported in the income statement.

(X) SEGMENT REPORTING
A segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group is a single product business, products or services provided other than beer representing less than 10% *(actual percentage for 2001: 7.2%) of the Group's activities, which is why its chosen segment reporting format is geographical* segments. Making a segmentation between the different beers produced is not part of the internally reported financial information and is not feasible especially while the same installations are used to produce the different types of beer and while brand differential between "premium", "specialties" and "standard lager" is different from one geographical market to another for the same brand.

(Y) DISCONTINUING OPERATIONS
A discontinuing operation is a clearly distinguishable component of the Group's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

2. SEGMENT REPORTING

Segment information is presented in respect of the Group's geographical segments based on location of customers. Amounts reported for holding companies include customers in countries where the Company has no industrial platform. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Expressed in million euro

	Western Europe		North America		Emerging markets		Bass		Holding Companies		Consolidated	
	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001
Net turnover	2,131	2,505	1,689	1,830	1,142	1,311	695	1,541	–	116	5,657	7,303
EBITDA (*)	381	412	407	429	281	338	117	340	(30)	14	1,156	1,533
Operating profit (loss)	209	224	274	313	107	162	51	176	(108)	9	533	884
Net financial income (expenses)											(258)	(176)
Share in the result of associated companies											50	67
Income tax expense											(75)	(179)
Minority interest											21	(59)
Extraordinary items											(1,235)	161
Net profit (loss) of the year											(964)	698
Segment assets	2,408	2,593	1,896	1,926	2,228	2,378	2,997	3,271	946	904	10,475	11,072
Investment in associated companies											679	784
Inter-segment eliminations											(280)	(321)
Non segmented assets											356	366
Total assets											11,230	11,901
Segment liabilities	1,308	1,466	595	613	508	550	553	652	181	308	3,145	3,589
Inter-segment eliminations											(257)	(317)
Non segmented liabilities											8,342	8,629
Total liabilities											11,230	11,901
Gross capital expenditure	113	159	105	87	198	203	61	108	10	2	487	559
Impairment losses	–	–	–	–	71	–	1,235	–	–	–	1,306	–
Impairment losses reversed	–	–	–	–	–	–	–	360	–	–	–	360
Depreciation	148	171	96	87	160	166	47	125	–	1	451	550
Amortisation	24	22	38	31	14	10	19	23	5	14	100	100

(*) EBITDA is defined as earnings before depreciation and amortisation, financial result and income taxes and excludes profit on intersegmental transactions

3. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

Expressed in million euro	2000 Acquisition	2001 Acquisition	2001 Disposal
Property, plant and equipment	1,292	60	(18)
Intangible assets other than goodwill	10	49	–
Interest bearing loans granted, non-current	–	1	–
Investments in associates	23	–	–
Investment securities, non-current	3	–	–
Deferred tax assets	7	–	–
Employee benefits	240	–	–
Receivables, non-current	342	26	–
Inventories, current	186	6	(2)
Income tax receivable	–	1	–
Trade and other receivables	901	18	(2)
Cash and cash equivalents	95	10	–
Deferred government grants	(4)	–	–
Minority interests	(4)	(22)	3
Interest bearing loans and borrowings, non-current	(21)	(3)	–
Employee benefits	(3)	(11)	–
Provisions, non-current	(8)	–	–
Deferred tax liabilities	(133)	(1)	–
Interest bearing loans and borrowings, current	(3)	(1)	2
Income tax payables	–	(1)	–
Trade and other payables	(1,002)	(36)	2
Net identifiable assets and liabilities	1,921	96	(15)
Goodwill on acquisition	2,619	33	5
Goodwill on shareholdings increases	–	19	–
Decrease of minority shareholdings	–	10	–
Consideration paid/(received), satisfied in cash	4,540	158	(13)
Cash (acquired)/disposed of	(95)	(10)	–
Net cash outflow/(inflow)	**4,445**	**148**	**(13)**

On 28 August 2001, Interbrew acquired 79.98% of the Diebels brewery in Germany for an amount of 108 million euro (including subsequent price adjustment). The acquisition was accounted for using the purchase method. In the four months up to 31 December 2001, the subsidiary contributed net profit of 2.1 million euro to the consolidated net profit of the year. Other acquisitions relate to additional shares purchased from minority shareholders in Central Europe and in Luxembourg as well as investments made to acquire small distribution companies in France and Belgium.

Investments made in 2000 relate to the acquisition of Whitbread (UK) on 25 May 2000 for a consideration of 649 million euro, of Bass (UK) on 24 August 2000 for 3,841 million euro and of Rogan (Ukraine) on 1 December 2000 for 46 million euro. The remaining amount of 4 million euro relates mainly to the acquisition of distribution companies in Belgium. These acquisitions were all accounted for using the purchase method.

4. OTHER OPERATING INCOME

	Expressed in million euro 2000	2001
Release of unused provisions	42	48
Gain on disposal of property, plant and equipment	9	18
Rent income	80	74
Other operating income	106	75
	237	**215**

The decrease in other operating income as compared to 2000, is mainly due to the sale of material and waste (28 million euro in 2000), which in 2001 is shown as a reduction of cost of sales (raw materials and consumables).

5. OTHER OPERATING EXPENSES

	Expressed in million euro 2000	2001
Rent cost	54	47
Losses from sale of tangible assets	12	32
Addition other provisions	49	95
Other operating expenses	91	41
	206	**215**
Research and development expenses as incurred	10	10

6. PAYROLL AND RELATED BENEFITS

	Expressed in million euro 2000	2001
Wages and salaries	776	957
Compulsory social security contributions	127	175
Other personnel cost	69	96
Contributions to defined contribution plans	7	6
Increase in liability for defined benefit plans	31	44
Movement in asset for defined benefit plans	–	(14)
	1,010	**1,264**
Full Time Equivalents during the year	36,463	37,617

The increase in 2001 of total payroll cost of 254 million euro as compared to 2000, is mainly scope driven; in 2000 the Interbrew UK payroll costs are only included for 7 months, and the Bass payroll costs are only included for 4 months, while in 2001 both companies' payroll costs are included for 12 months.

7. FINANCIAL INCOME

	Expressed in million euro 2000	2001
Interest income	29	38
Dividend income, non-consolidated companies	6	5
Foreign exchange gains	130	88
Gain on disposal of financial investments	25	–
Revaluation to fair value of derivatives	–	39
Hyperinflation gains	8	2
Other	–	9
	198	**181**

8. FINANCIAL EXPENSES

	Expressed in million euro 2000	2001
Interest expense	(267)	(218)
Foreign exchange losses	(143)	(85)
Revaluation to fair value of derivatives	–	(32)
Bank fees	(38)	(11)
Expenses on financial instruments	(1)	(11)
Other	(7)	–
	(456)	**(357)**

The impact of the IAS 39 implementation, gross of tax, amounts to 7 million euro: 39 million euro as financial income, and 32 million euro as financial expenses (revaluation to fair value of derivatives). In the 2002 presentation of financial statements by function, only the net financing cost and thus only the net IAS 39 effect will be shown.

9. INCOME TAX EXPENSE

Expressed in million euro	2000	2001
Recognised in the income statement		
Current tax expense		
Current year	140	150
Under/(over) provided in prior years	7	9
Current year's tax expense	147	159
Deferred tax expense/(income)		
Origination and reversal of temporary differences	(10)	34
Deferred tax asset recognition/utilisation on prior years' losses	(16)	(5)
Deferred tax on current year's losses	(46)	(9)
	(72)	**20**
Total income tax expense in income statement	75	179
Reconciliation of effective tax rate		
Profit before tax	325	775
Deduct share in result of associated companies	(50)	(67)
Profit before tax consolidated group companies	275	708
Adjustments on taxable basis		
Non-deductible amortization of goodwill and intangibles	76	77
Cumulative translation difference on return of investment	3	–
Untaxed capital gain on sale of investment	(14)	–
Expenses not deductible for tax purposes	38	67
Non-taxable dividends from investments in non-group companies	(1)	(8)
Non-taxable financial and other income	(48)	(28)
	329	**816**
Aggregated weighted tax rate for the group	*34.55%*	*34.56%*
Tax at average rate	114	282
Adjustments on tax expenses		
Utilisation/(recognition) of tax losses not previously recognised	12	(17)
Under/(over) provided in prior years	(9)	9
Tax savings from tax credits	(1)	–
Tax savings from special tax status	(57)	(95)
Change in tax rate	–	(12)
Other tax adjustments, mainly withholding tax	16	12
	75	**179**
Effective tax rate of the year	*27.27%*	*25.28%*

The aggregated weighted tax rate for the group is calculated by applying the statutory tax rate of the country on the profit before tax and any extraordinary items of each entity of the Group and by dividing the resulting tax charge by the total profit before tax and extraordinary items of the Group.

DEFERRED TAX EXPENSE (INCOME) RECOGNISED DIRECTLY IN EQUITY	Expressed in million euro 2000	2001
Relating to deductible transaction costs of the initial public offer directly attributed to equity	(47)	–
Impact of first time application of IAS as the primary basis of accounting	34	–
Change in accounting policy	–	(14)
	(13)	**(14)**

The proceeds of the December 2000 Initial Public Offer of Interbrew were directly attributed to share capital as were the corresponding transaction costs and their relating tax impact of 47 million euro.

As a result of Interbrew's first application of IAS, opening retained earnings were increased by an amount of 80 million euro net of deferred tax expenses of 34 million euro. The former amount of 80 million euro is prior to the additional corrections of 90 million euro dividend declared in 2001, which is included in equity whereas in the local Belgian accounts the amount was already deducted, as well as to the capital gain on sale of own shares and initial public offer costs directly attributed to equity.

10. EXTRAORDINARY ITEMS

	Expressed in million euro 2000	2001
Extraordinary income before tax	–	360
Extraordinary expense before tax	(1,235)	(215)
Income tax credit	–	16
Extraordinary expense after tax	**(1,235)**	**161**

The 2000 extraordinary expense relates to the impairment loss on the Bass goodwill, following the January 2001 OFT decision.

The 19 September 2001 decision of the British Minister of Trade, which allowed Interbrew to keep a part of the Bass business, qualifies as an external event (IAS 36, § 109) which requires the reversal of the relevant portion of the impairment loss recognized in 2000. Consequently, 360 million euro is reversed in 2001 to reflect the final outcome of the disposal of the assets to be sold as a result of this decision. In addition, de-merger costs for the retained business, disposal costs and fees for the Carling Brewers sale and deal-related provisions amounting to 199 million euro, net of tax, were charged to the 2001 income statement.

11. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Plant and Equipment	Fixtures and fittings	Under Construction	Total
	Expressed in million euro				
Acquisition cost					
Balance at the end of the previous year	1,716	4,122	1,441	110	7,389
Change in accounting policy	–	91	–	–	91
Balance as restated	1,716	4,213	1,441	110	7,480
Effect of movements in foreign exchange	22	52	23	1	98
Acquisitions through business combinations	23	31	27	1	82
Other acquisitions	33	263	182	57	535
Transfer to other asset categories	5	(20)	40	(56)	(31)
Disposals through business transactions	(8)	(12)	(1)	(1)	(22)
Disposals	(36)	(62)	(51)	–	(149)
Other movements	2	(11)	(3)	1	(11)
Balance at the end of the year	1,757	4,454	1,658	113	7,982
Depreciation and impairment losses					
Balance at the end of the previous year	(471)	(2,233)	(960)	–	(3,664)
Change in accounting policy	–	–	–	–	–
Balance as restated	(471)	(2,233)	(960)	–	(3,664)
Effect of movements in foreign exchange	(4)	(26)	(15)	–	(45)
Acquisitions through business combinations	(1)	(1)	(20)	–	(22)
Depreciation charge for the year	(61)	(329)	(160)	–	(550)
Disposals through business transactions	1	2	–	–	3
Transfer to other asset categories	2	36	(18)	–	20
Disposals	8	30	28	–	66
Other movements	1	9	–	–	10
Balance at the end of the year	(525)	(2,512)	(1,145)	–	(4,182)
Carrying amount					
at January 1, 2001	1,245	1,889	481	110	3,725
at December 31, 2001	1,232	1,942	513	113	3,800

Leased assets

The Group leases land and buildings as well as equipment under a number of finance lease agreements. At the end of each of the leases the Group has the option to purchase the equipment at a beneficial price. At 31 December 2001 the net carrying amount of leased land and buildings was 15.4 million euro and leased plant and equipment was 12.7 million euro.

12. GOODWILL

	Expressed in million euro
Cost	
Balance at the end of the previous year	4,196
Acquisitions through business combinations	66
Effect of movements in foreign exchange	58
Adjustments arising from subsequent identification or changes in value of identifiable assets and liabilities	19
Disposals	5
Other	2
Balance at the end of the year	4,346
Amortisation and impairment losses	
Balance at the end of the previous year	(1,458)
Amortisation charge	(80)
Impairment losses for the year	–
Effect of movements in foreign exchange	(23)
Reversal of impairment losses	360
Disposals	–
Balance at the end of the year	(1,201)
Carrying amount	
At January 1, 2001	2,738
At December 31, 2001	3,145

During the year, the Group acquired Diebels in Germany (voting share 79.98%). Diebels is fully consolidated as from 1 September 2001 onwards.

As explained in note 10, 360 million euro impairment loss on Bass has been reversed.

13. INTANGIBLE ASSETS OTHER THAN GOODWILL

	Expressed in million euro		
	Patents Licenses	Devel. Costs	Total
Acquisition cost			
Balance at the end of the previous year	196	4	200
Effect of movements in foreign exchange	2	–	2
Acquisitions through business combinations	56	–	56
Acquisitions	24	–	24
Disposals	(26)	–	(26)
Transfers to other categories	2	–	2
Other movements	2	–	2
Balance at the end of the year	256	4	260
Amortisation and impairment losses			
Balance at the end of the previous year	(139)	(4)	(143)
Effect of movements in foreign exchange	(1)	–	(1)
Acquisitions through business combinations	(7)	–	(7)
Depreciation charge for the year	(20)	–	(20)
Disposals	24	–	24
Transfers to other categories	2	–	2
Other movements	(1)	–	(1)
Balance at the end of the year	(142)	(4)	(146)
Carrying value			
at January 1, 2001	57	–	57
at December 31, 2001	114	–	114

14. INVESTMENTS IN ASSOCIATES

The Group has the following significant investments in associates:

	Country	Ownership
Femsa Cerveza	Mexico	30%
Femsa Logistica	Mexico	30%
Grolsch UK Limited	United Kingdom	49%
TradeTeam Limited	United Kingdom	49%

These investments are accounted for under the equity method.

15. INVESTMENT SECURITIES

	Expressed in million euro 2000	2001
Non-current investments		
Non-current equity securities available for sale	166	194
Non-current debt securities held to maturity	2	2
	168	196
Current investments		
Current debt securities held to maturity	29	–
	29	**-**

With the adoption of IAS 39 (refer note 28), the Group now states available-for-sale investments at fair value. The fair value of these investments at 1 January 2001 was adjusted against the opening balance of retained earnings at that date.

16. LONG TERM RECEIVABLES

	Expressed in million euro 2000	2001
Trade receivables long term	3	3
Cash guarantees	26	24
Other receivables long term	397	378
	426	**405**

The option to buy as of 2006 a 5% additional stakeholding in our Korean affiliate, Oriental Breweries, is included in the other receivables long term, for an amount of 30 million euro.

Doosan Corporation transferred to Hops Coöperative U.A., a co-operative incorporated in the Netherlands, all of its rights, title and interests and benefits in a stake of approximately 45% in Oriental Breweries.

Interbrew sold to Merrill Lynch International a European-style put option and Merrill Lynch International sold to Interbrew an American-style call option on the Hops shares. The put option is automatically exercisable on 2 January 2004 and has a strike price of 612 million euro. The call option becomes exercisable at any time beginning three months after
26 June 2001 up to 2 January 2006, excluding 2 January 2004 and the eight business days preceding 2 January 2004 and has a strike price of 642 million euro.

Under IAS, these options are considered as a derivative. Nevertheless, these options are recorded at cost, because no quoted market price in an active market is available and because other methods of estimating the fair market value are dependent on the application of benchmark criteria and multipliers which can make the change in value so big that their usefulness for accounting purposes is highly questionable.

17. DEFERRED TAX ASSETS AND LIABILITIES

Expressed in million euro

RECOGNISED DEFERRED TAX ASSETS AND LIABILITIES	Assets 2000	Assets 2001	Liabilities 2000	Liabilities 2001	Net 2000	Net 2001
Property, plant and equipment	34	52	257	244	223	192
Intangible assets	20	3	15	27	(5)	24
Other investments	4	–	15	45	11	45
Inventories	2	2	9	9	7	7
Interest bearing loans and borrowings	1	1	–	6	(1)	5
Employee benefits	81	107	69	91	(12)	(16)
Deferred government grants	–	–	2	1	2	1
Provisions	70	39	1	6	(69)	(33)
Other items	6	12	27	6	21	(6)
Tax value of loss carry-forwards utilised	79	92	–	–	(79)	(92)
Tax assets/liabilities	297	308	395	435	98	127
Set off of tax	(152)	(159)	(152)	(159)	–	–
Net tax assets/liabilities	**145**	**149**	**243**	**276**	**98**	**127**

Expressed in million euro

TEMPORARY DIFFERENCES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNISED	2000	2001
Investments in affiliated companies (taxable)	193	226
Unused tax losses, tax credits and other items	198	145

Tax losses begin to expire in 2005. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised on these items because it is not probable that future taxable profit will be available against which the affiliates can utilise the benefits therefrom.

18. INVENTORIES

Expressed in million euro

	2000	2001
Prepayments	2	21
Raw materials and consumables	239	281
Work in progress	77	72
Finished goods	96	97
Goods purchased for resale	75	85
	489	**556**
Inventories other than WIP		
Inventories stated at NRV	–	1
Carrying amount of inventories subject to retention of title clauses	–	6

19. TRADE AND OTHER RECEIVABLES

	Expressed in million euro 2000	2001
Trade receivables	1,314	1,502
Interest receivable	2	8
Non-income tax receivable	11	57
Derivative financial instruments with positive fair values	–	27
Other receivables	364	350
	1,691	**1,944**

20. CASH AND CASH EQUIVALENTS

	Expressed in million euro 2000	2001
Short term bank deposits	369	90
Bank current accounts	416	307
Cash	–	4
Cash and cash equivalents	785	401
Bank overdrafts	(122)	(52)
	663	**349**

21. CAPITAL AND RESERVES

Expressed in million euro

RECONCILIATION OF MOVEMENTS IN CAPITAL AND RESERVES	Issued capital	Share premium	Translation Reserves	Hedging Reserves	Reserves own shares	Retained Earnings	Total
As per January 1, 2000	252	48	248	–	–	1,046	1,594
Restatements as a result of first time application IAS	–	–	67	–	–	67	134
Recognised gains and losses for the period	–	–	137	–	–	(964)	(827)
Shares issued	77	3,147	–	–	–		3,224
Dividends to shareholders	–	–	–	–	–	(59)	(59)
As per December 31, 2000	329	3,195	452	–	–	90	4,066
As per January 1, 2001	329	3,195	452	–	–	90	4,066
Restatements as a result of changes in accounting policies (IAS 29 / SIC-19)	–	–	(20)	–	–	60	40
Adjustement as a result of adopting IAS 39							
Impact on opening balance	–	–	–	–	–	(5)	(5)
CTA	–	–	(3)	–	–	–	(3)
Income Statement	–	–	–	–	–	5	5
Through reserves (effective portion of cash flow hedges)	–	–	–	(8)	–	–	(8)
Recognised gains and losses for the period	–	–	104	–	–	693	797
Other item recognised directly in equity	–	–	–	–	–	(1)	(1)
Shares issued	3	14	–	–	–	–	17
Dividends to shareholders	–	–	–	–	–	(90)	(90)
As per December 31, 2001	332	3,209	533	(8)	–	752	4,818

Expressed in thousands of shares

SHARE CAPITAL AND SHARE PREMIUM	2000	2001
On issue at January 1	163,560	427,404
Issued for cash	1,358	3,466
Stock split	164,918	–
IPO	88,200	–
Greenshoe	8,913	–
Employee shares	455	256
On issue at December 31- fully paid	**427,404**	**431,126**

The authorised share capital comprises 643,896,104 ordinary shares. The shares have no par value.
Employee shares were granted with a discount of 20% on each lot of 5 shares acquired (plan 2000) and with a discount of 33.33% for each 15 shares bought up to 30 shares and 20% discount on each lot of 5 shares acquired above 30 shares (plan 2001). The issue price was determined based on the IPO introduction price of 33 euro per share for the employee stock purchase plan 2000 and on the average market value of the share over the last three months prior to 4 October 2001 (28.4 euro per share) for the employee stock purchase plan 2001.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings of the Company.

Warrants
On 31 December 2001, 4,272 warrants for an aggregate of 1,708,800 shares were outstanding at a weighted average exercise price of 4.018 euro per share. The issuances must be within the authorised capital and must satisfy the conditions for limitation or cancellation of shareholders' preferential rights.

Dividends
After the balance sheet date, a dividend of 125 million euro, or 0.29 euro per share, is proposed by the Board of Directors. The dividend has not been recorded in the 2001 Financial Statements.

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities and the fair value adjustment of derivative financial instruments that hedge the Company's net investment in foreign subsidiaries.

Hedging reserve
The hedging reserve comprises the cumulative net change in the fair value of cash flow hedges where the hedged transaction has not yet occurred.

22. EARNINGS PER SHARE

Basic earnings per share:

The calculation of basic earnings per share is based on the net profit of 698 million euro (2000: net loss of 964 million euro) attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the period of 428,866 (2000: 334,872), calculated as follows:

	Expressed in million euro	
NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	2000	2001
Net profit/(loss) for the year	(964)	698
Net profit attributable to ordinary shareholders	**(964)**	**698**

	Expressed in thousands of shares	
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	2000	2001
Issued ordinary shares at January 1	163,560	427,404
Stock split	163,560	0
Effect of shares issued	7,752	1,462
Weighted average number of ordinary shares at December 31	**334,872**	**428,866**

Diluted earnings per share
The calculation of diluted earnings per share is based on net profit attributable to ordinary shareholders of 698 million euro (2000: (964) million euro) and a weighted average number of ordinary shares (diluted) outstanding during the period of 434,156 (2000: 342,785), calculated as follows:

NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (DILUTED)	Expressed in million euro 2000	2001
Net profit/(loss) attributable to ordinary shareholders	(964)	698
Net profit attributable to ordinary shareholders (diluted)	**(964)**	**698**

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (DILUTED)	Expressed in thousands of shares 2000	2001
Weighted average number of ordinary shares at December 31	334,872	428,866
Effect of share option on issue	7,913	5,290
Weighted average number of ordinary shares (diluted) December 31	**342,785**	**434,156**

23. CHANGES IN ACCOUNTING POLICY

On 19 December 2000 the "Commissie voor het Bank- en Financiewezen/Commission Bancaire et Financière", decided, in accordance with article 8 of the Royal Decree of 1 September 1986 and based on a formal request, to allow Interbrew to present its financial statements in accordance with IAS. As a result of such decision the 31 December 2001 financial statements are presented in full compliance with IAS.

In the current year the Group adopted IAS 39 *Financial Instruments: Recognition and Measurement.*

The adoption of IAS 39 has resulted in the Group recognising available-for-sale investments at fair value and recognising all derivative financial instruments as assets or liabilities (refer note 28). This change has been accounted for by adjusting the opening balance of retained earnings at 1 January 2001; comparatives have not been restated.
The adoption of IAS 39 in 2001 had the following impact (net of tax) on retained earnings:

	Expressed in million euro Retained earnings 2001
Opening balance as previously reported	90
Impact of adopting IAS 39	(5)
Restated balance	85

Net profit for the year has been increased by 5 million euro, net after tax, relating to the adoption of IAS 39.

Interpretation SIC-19 (Reporting Currency - Measurement and Presentation of Financial Statements under IAS 21 and IAS 29), imposing the exclusive use of an index reflecting changes in the general purchasing power to restate non monetary assets and liabilities (not stated at net realisable value or fair value) of companies operating in an hyperinflationary economy, became effective for annual financial periods beginning on or after January 1, 2001.

The change has been accounted for by adjusting the opening balance of equity (retained earnings and translation reserves). The comparatives have not been restated because it was impracticable to do so.

The impact of the adoption of SIC-19 (net of tax) can be summarised as follows:

	Expressed in million euro Group	Minorities
Opening retained earnings	60	31
Net profit (loss) for the period	(11)	4
Translation reserves	(20)	(10)

24. INTEREST BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Group's interest bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, refer note 28.

NON-CURRENT LIABILITIES	Expressed in million euro 2000	2001
Unsecured bank loans	2,499	1,732
Unsecured bond issues	210	232
Unsecured other loans	26	27
Finance lease liabilities	18	15
	2,753	**2,006**

CURRENT LIABILITIES	Expressed in million euro 2000	2001
Unsecured bank loans	622	850
Unsecured bond issues	205	139
Unsecured other loans	30	36
Finance lease liabilities	5	3
	862	**1,028**

	Expressed in million euro				
TERMS AND DEBT REPAYMENT SCHEDULE	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Unsecured bank loans	2,582	850	507	1,006	219
Unsecured bond issues	371	139	–	–	232
Unsecured other loans	63	36	3	23	1
Finance lease liabilities	18	3	2	7	6
	3,034	**1,028**	**512**	**1,036**	**458**

	Expressed in million euro					
FINANCE LEASE LIABILITIES	Payments 2000	Interest 2000	Principal 2000	Payments 2001	Interest 2001	Principal 2001
Less than one year	7	2	5	4	1	3
Between one and five years	15	4	11	12	3	9
More than five years	13	6	7	10	4	6
	35	**12**	**23**	**26**	**8**	**18**

25. EMPLOYEE BENEFITS

	Expressed in million euro 2000	2001
Present value of unfunded obligations	(123)	(167)
Present value of funded obligations	(2,591)	(2,598)
Fair value of plan assets	2,799	2,504
Present value of net obligations	85	(261)
Unrecognised actuarial gain	(135)	(26)
Unrecognised actuarial loss	7	293
Unrecognised past service cost	(1)	–
Net liability recognised in the balance sheet	**(44)**	**6**
Liability amount recognised in the balance sheet	(296)	(304)
Asset amount recognised in the balance sheet	252	310
	(44)	**6**

Liability for defined benefit obligations
The Group makes contributions to 37 defined benefit plans of which most are retirement plans in the form of final pay programs and 10 plans are medical cost plans for employees upon retirement.

The plan assets do not include ordinary shares issued by the Company or any property occupied by the Group companies.

The present value of obligations for 2001 includes the full impact of Bass, amounting to 63 million GBP.

MOVEMENTS IN THE NET LIABILITY RECOGNISED IN THE BALANCE SHEET	Expressed in million euro 2000	2001
Net liability at January 1 as previously reported	259	44
Transitional liability recognised in retained earnings	(195)	9
Net liability at January 1 as restated	64	53
Contributions received	(61)	(85)
Expense recognised in the income statement	31	30
Exchange difference	10	(4)
Net liability/(asset) at December 31	**44**	**(6)**

EXPENSE RECOGNIZED IN THE INCOME STATEMENT	Expressed in million euro 2000	2001
Current service costs	45	53
Interest on obligation	107	180
Expected return on plan assets	(116)	(208)
Recognised past service cost	–	11
Actuarial gain	(3)	(4)
Gains on settlement or curtailments	(2)	(2)
	31	**30**

The actual return on (decrease of) plan assets during 2001 and 2000 respectively were 328 million euro and (52) million euro.

In the income statement classification of expenses by function (refer note 34), the net periodic pension cost is included in the following line items:

	Expressed in million euro 2001
Cost of sales	9
Distribution expenses	5
Sales expenses	4
Marketing expenses	1
Administrative expenses	12
Other operating expenses	(1)
	30

Liability for defined benefit obligations
Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2000	2001
Discount rate at December 31	6.6%	6.3%
Expected return on plan assets at December 31	7.2%	7.4%
Future salary increases	4.0%	3.7%
Medical cost trend rate	10% p.a. reducing by 1% p.a. down to 5% and 4% for dental claims	9% p.a. reducing by 0.5% p.a. down to 5% and 4% for dental claims
Future pension increases	2.0%	2.3%

Equity compensation benefits
In 1999 the Group established a long term incentive programme for key management employees. Each subscription right gives the right to subscribe to a new ordinary share in the Group. Those rights may be exercised, in principle, as from the expiry of the third calendar year of the notification of their offer, until the expiry of the tenth calendar year of the notification of their offer. The issues of rights are in accordance with the interest of the Group and its shareholders, as the purpose is to motivate management in the long run.

	Expressed in numbers of options 2000	2001
Options vested during the year	–	–
Options outstanding at January 1	1,282,400	3,729,048
Options issued during the year	2,637,416	3,170,092
Options exercised during the year	–	–
Options canceled during the year	(190,768)	(82,570)
Options outstanding at December 31	**3,729,048**	**6,816,570**

The weighted average price of options outstanding at 31 December 2001 is 21.03 euro per share (2000: 13.85 euro per share)

26. PROVISIONS OTHER THAN PENSION AND SIMILAR OBLIGATIONS

Expressed in million euro	Restructuring	Disputes	Other	Total
Opening balance	116	12	149	277
Change in accounting policy	–	–	–	–
Restated opening balance	116	12	149	277
Effect of movements in foreign exchange	–	–	1	1
Provisions made during the year	53	5	69	127
Provisions used during the year	(37)	–	(53)	(90)
Provisions reversed during the year	(22)	(1)	(25)	(48)
Other movements	4	1	(2)	3
Closing balance	**114**	**17**	**139**	**270**
Non-current closing balance	110	14	126	250
Current closing balance	4	3	13	20
	114	**17**	**139**	**270**

The restructuring provisions relate to announced restructuring plans, mainly in Canada and in Belgium in respect of the centralisation of distribution and production as well as the closure of the malting operations. In Belgium, these provisions include 36 million euro early retirement provisions discounted at a rate of 5%.

Other provisions relate to provisions for litigations or expected litigations, claims, disputed tax assessments and the negative outcome of commitments in respect of operational activities. These provisions are established based on management's estimate of the expenditure required to settle the present obligation at the balance sheet date.

27. TRADE AND OTHER PAYABLES

Expressed in million euro	2000	2001
Trade payables	894	958
Payroll and social security payables	143	168
Non-income tax payable	602	612
Interest payable	2	10
Consigned packaging	158	195
Cash guarantees	1	2
Derivative financial instruments with negative fair values	–	32
Dividends	–	3
Other payables	289	530
	2,089	**2,510**

28. FINANCIAL INSTRUMENTS

TERMS, CONDITIONS AND ACCOUNTING POLICIES

Exposure to interest rate, currency, credit and commodity risk arises in the normal course of the Group's business. *Derivative financial instruments* are used to mitigate those risks. The Group's policy prohibits the use of derivatives in the context of trading.

The main financial instruments used to cover foreign exchange risk are forward exchange contracts and currency swaps. The objective of the Group's use of currency derivatives is to eliminate or mitigate the exposure of its foreign currency denominated receivables, payables and investments.

Interest rate swaps, collars and forward rate agreements are used in order to fix or limit the interest rate paid on existing variable rate debt.

The Group measures commodity risk annually and will hedge the identified risk using a combination of fixed price contracts, exchange traded options or futures and other derivative contracts.

FOREIGN CURRENCY RISK

Impact of exchange rates on the net investment in self-sustaining foreign operations and the net monetary assets of foreign operations in hyperinflationary economies does not represent a true economic risk to the Group unless there is an intent to actually convert the net assets or liabilities to the base currency.

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than euro. The currencies giving rise to this risk are primarily USD, CAD and GBP. The Group generally hedges net transactional exposures when the amounts are known or can be assessed.

As at 31 December 2001 the Group had entered into forward exchange contracts EUR/CAD for a total amount of 32.8 million euro (forward sales of CAD), forward exchange contracts of EUR/GBP of 339.6 million euro (forward purchases of euro), forward exchange contracts of GBP/USD of 47.4 million GBP (forward purchases of GBP), all maturing in the course of 2002. The Group also entered into forward exchange contracts MXN/USD for a total amount of 5.3 million USD maturing within one month. Of lesser importance are the forward contracts in GBP/SEK, CAD/GBP and EUR/USD.

The Group entered into three cross-currency interest rate swap agreements which effectively convert a 162 million USD denominated fixed rate debt maturing in 2008 into a 236 million CAD floating rate debt. These agreements expire on 23 July 2008.

Hedges of a net investment in a foreign entity

The Group entered into one forward EUR/GBP contract of 616.7 million euro maturing in January 2002 in order to hedge the foreign currency risk of the net investment in Bass.

For new investments, foreign exchange exposures will be analysed and hedging recommendations will be made.

INTEREST RATE RISK

The Group adopts a policy of insuring that at least 45% of its exposure to changes in interest rates of the total debt is hedged on a weighted average term to maturity basis. As per this policy the Group should never have more than 80% of its total debt fixed.

Interest rate risk expressed in euro

In order to hedge the floating rate on a 567 million euro multi currency credit facility agreement (dated 10 June 2000 maturing after 5 years) with an outstanding amount of 200 million euro per 31 December 2001, the Group entered into several interest rate collar agreements, for a total notional contract amount of 200 million euro, maturing over the next 3 years. Some of these collars have a knock-in option included. The collar agreements limit the interest rate to a maximum ranging from 4.25% to 4.50% and to a minimum ranging from 1.98% to 4.25% (the latter figure resulting from the presence of a knock-in option).

In order to hedge the floating rate on a 60.4 million euro long term advance facility agreement (dated 29 April 1998 maturing after 7 years) with an outstanding amount of 60.4 million euro per 31 December 2001, the Group entered into an instalment step up collar agreement of 35 million euro maturing in 2002. The collar agreement limits the interest rate to a maximum of 4.75% or 5.50% and to a minimum ranging from 3.65% to 4.50% (the latter figure resulting from the presence of a knock-in option). The instalment amounts to 0.25%.

In order to hedge the floating rate on a 247.89 million euro roll-over credit facility agreement (dated 25 November 1998 maturing after 10 years) with an outstanding amount of 247.89 million euro per 31 December 2001 the Group entered into the following:

- a strip of three month forward rate agreements for a total amount of 40 million euro from 16 January 2002 till 16 October 2002 and 20 million euro from 16 October 2002 till 16 April 2003. The forward rate agreements are fixing the interest rates to be paid to a range between 3.10% and 3.44%;
- several interest rate collar agreements, for a total notional contract amount of 100 million euro, maturing over the next 3 years. The collar agreements limit the interest rate to a maximum ranging from 4.00% to 4.25% and to a minimum ranging from 2.75% to 3.40%;
- three Interest Rate Swaps with forward start 16 January 2002 and maturing 16 January 2005 for a total notional amount of 30 million euro, paying a fixed interest rate of 3.8%.

Interest rate risk expressed in CAD

In order to hedge the floating rate on a 652 million CAD syndicated loan (dated 15 April 1996 maturing after 7 years) and the floating rate on a synthetic 236 million CAD loan (= 162 million USD private placement with fixed interest rate payments swapped into a 236 million CAD loan with floating interest rate payments), the Group entered into several interest rate swap agreements, interest rate collar agreements and a strip of forward rate agreements.

The total notional contract amount of the interest rate swap agreements is 310 million CAD. The swap agreements have expiry dates ranging from 29 January 2002 to 23 July 2008 and the fixed rate ranges from 5.055% to 5.795%. The total notional contract amount of the interest rate collar agreements is 75 million CAD with maturity 31 January 2004 and 31 January 2006. The interest rate collar agreements limit the interest rate to a maximum of 6% and to a minimum ranging from 4.40% to 4.60%. The strip of three month forward rate agreements fixes the interest rate on 100 million CAD between 23 January 2002 and 23 January 2003. The forward rate agreements are fixing the interest rate to a range between 2.19% (first quarter 2002) and 3.125% (last quarter 2002).

Interest rate risk expressed in KRW

In order to hedge the floating rate on three syndicated loans of 100,000 million KRW maturing in 2002 and 2003, the Group entered into three interest rate swap agreements for a total notional contract amount of 100,000 million KRW maturing in 2002 and 2003 with fixed rates ranging from 8.00% to 9.77%.

CREDIT RISK

Credit risk represents the risk of loss resulting from counterparty default in relation to on- and off-balance sheet products. Management has a credit policy in place and the exposure to credit risk is monitored. The Group does not require collateral in respect to financial assets. Its investment policy specifically allocates the investment lines to an approved list of counterparties with an established maximum investment for each. All investments are fairly short term (< 1 year) and only in high quality investment grade companies.
At balance sheet date the Group had no significant concentrations of credit risk.
With respect to derivative financial instruments, credit risk exposure is 59.7 million euro. This amount being the total of the positive fair values of derivatives and the maximum loss that could result from non-performance of contractual obligations by these parties.

COMMODITY RISK

The Group essentially uses fixed price contracts to minimize exposure to unfavourable commodity price changes (e.g. glass, cans, crowns, malt, corn syrup, corn grits, hops, labels, corrugated). It is the Group's policy to hedge a minimum of 20% of commodity exposure.

FAIR VALUE

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. In determining the fair value of its financial assets and financial liabilities, the Group takes into account its current circumstances and the costs that would be incurred to exchange or settle the underlying financial instrument.

FAIR VALUE LOANS

	Expressed in million euro			
	Carrying amount 2000	Fair Value 2000	Carrying amount 2001	Fair value 2001
Financial derivatives				
Forward exchange contracts:				
Assets	–	23	1	1
Liabilities	–	–	(21)	(21)
Interest Rate Swaps:				
Assets	–	2	–	–
Liabilities	–	(3)	(8)	(8)
Forward Rate Agreements:				
Assets	–	–	–	–
Liabilities	–	(1)	–	–
Collars:				
Assets	–	3	1	1
Liabilities	–	–	(2)	(2)
Cross Currency Swaps:				
Assets	–	–	25	25
Liabilities	–	(6)	–	–
Bank loans				
NLG fixed rate loans	(14)	(15)	(3)	(3)
KRW fixed rate loans	–	–	(43)	(44)
Debentures				
CAD fixed rate notes	(36)	(35)	(36)	(37)
USD fixed rate notes	(174)	(179)	(197)	(197)
KRW fixed rate notes	–	–	(139)	(141)
Total	**(224)**	**(211)**	**(422)**	**(426)**
Unrecognised gains/(losses)	**–**	**(13)**	**–**	**4**

The above fair values are based on investment dealer quotes or quotes from the Group's bankers. The fair value of these instruments generally reflects the estimated amounts that the Group would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealised gains or losses on open contracts.

EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

Expressed in million euro

	2000					2001				
	Effective Interest rate	Total	≤ 1 years	1 - 5 years	≥ 5 years	Effective interest rate	Total	≤ 1 years	1 - 5 years	≥ 5 years
Bank loans:										
BEF floating rate loans	5.740%	248	248	–	–	–	–	–	–	–
BGN floating rate loans	6.073%	11	11	–	–	11.250%	2	2	–	–
CAD floating rate loans	5.762%	480	480	–	–	4.748%	429	429	–	–
CNY fixed rate loans	6.199%	6	6	–	–	6.274%	9	9	–	–
CZK floating rate loan	–	–	–	–	–	5.090%	3	3	–	–
DEM floating rate loans	7.222%	9	9	–	–	8.000%	7	7	–	–
EUR floating rate loans	5.705%	700	700	–	–	4.072%	574	574	–	–
EUR fixed rate loans	–	–	–	–	–	5.083%	43	23	20	–
GBP floating rate loans	6.968%	1,439	1,439	–	–	5.573%	1,323	1,323	–	–
KRW floating rate loans	5% to 12%	217	217	–	–	6.218%	138	138	–	–
KRW fixed rate loans	–	–	–	–	–	11.000%	43	–	43	–
NLG fixed rate loans	5.961%	14	1	6	7	5.875%	3	–	3	–
ROL floating rate loans	47.600%	11	11	–	–	39.881%	8	8	–	–
RUB fixed rate loans	–	–	–	–	–	19.244%	26	26	–	–
UAH fixed rate loans	27.489%	2	2	–	–	–	–	–	–	–
USD floating rate loans	6.454%	40	40	–	–	4.295%	37	37	–	–
Debentures:										
CAD fixed rate notes	6.070%	36	–	–	36	6.070%	36	–	–	36
KRW floating rate notes	5% to 12%	205	205	–	–	10.000%	139	131	8	–
USD fixed rate notes	6.560%	174	–	–	174	6.560%	196	–	–	196
Bank overdrafts UK	–	77	77	–	–	–	–	–	–	–
Other bank overdrafts	11.937%	45	45	–	–	17.826%	52	52	–	–
Non-subordinated debentures	–	–	–	–	–	–	–	–	–	–
Finance lease liabilities	–	23	5	11	7	–	18	11	7	–
Total	–	**3,737**	**3,496**	**17**	**224**	–	**3,086**	**2,773**	**81**	**232**

29. OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

Expressed in million euro

	2000	2001
Less than one year	71	95
Between one and five years	241	328
More than five years	203	163
	515	**586**

The Group leases a number of warehouse and factory facilities under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases includes contingent rentals.

During the current year 47 million euro was recognised as an expense in the income statement in respect of operating leases (2000: 54 million euro).

Leases as lessor
The group leases out part of its property under operating leases. Non-cancellable operating lease rentals are receivable as follows:

Expressed in million euro	2000	2001
Less than one year	77	65
Between one and five years	286	266
More than five years	191	116
	554	**447**

During the current year 74 million euro (2000: 80 million euro) was recognised as rental income in the income statement.

30. CAPITAL COMMITMENTS
The Group has entered into contracts to purchase property, plant and equipment for 66 million euro (2000: 57 million euro).

31. CONTINGENCIES
The Group has received claims in the normal course of business, however has rejected most of the claims and an arbitration procedure is going on.

32. RELATED PARTIES
The Group has a related party relationship with its Associates (refer note 14) and with its Directors and Executive Officers.

Transactions with Directors and Executive Officers
Loans to Directors and Executive Officers, amounting to 3.9 million euro (2000: 3.6 million euro) are included in "other receivables" (refer note 16) of which, 3.2 million euro are interest bearing (2000: 2.6 million euro).

In addition to their salaries, the Group also provides non-cash benefits to Executive Committee members, and contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, Executive Committee members retire between the age of 60 and 65 and are entitled to receive annual payments ranging up to 70% of their salary (depending on the length of service in the Group) or a corresponding lump sum payment. In case of early retirement the annual payment is reduced based on actuarial calculations and the terms of the pension plan. Executive Officers also participate in the Group's share option program (refer note 25).

Total Directors and Executive Officers remuneration included in "Payroll and related benefits" (refer note 6):

Expressed in million euro	2000	2001
Directors	1	1
Executive officers	8	18
	9	**19**

Directors' payments consist mainly of Directors' fees (tantièmes).

In 2000, the Executive Management Committee was built up gradually over the year. In 2001, the Executive Management Committee was complete for the entire year, hence explaining the increase in expense.

Other related party transactions
Associates did not make material purchases of goods in 2000 and 2001 and accordingly no major trade receivables from Associates are outstanding at the balance sheet dates. Transactions with Associates are priced on an arm's length basis. Dividends were received from Associates for an amount of 29 million euro (2000: 18 million euro).

33. SUBSEQUENT EVENTS

On 1 February 2002, the Group acquired 80.02% of the shares in Brauerei Beck GmbH & Co. KG ("Beck & Co.") for a provisional purchase price of 1.7 billion euro. The remaining 19.98% of shares in Beck & Co. are held by a subsidiary of Beck & Co. A portion (0.96%) of this subsidiary is owned by minority shareholders. Hence, the Group acquired, directly and indirectly, 99.81% of the economic interest in Beck & Co. According to the purchase contract the provisional purchase price is subject to adjustments which will be determined within the next months. The acquisition will be accounted for using the purchase method of consolidation.

Beck & Co. is - directly or indirectly through subsidiaries - in the business of (i) brewing and marketing beer under the brand "Beck's" and other brands, (ii) producing and marketing non-alcoholic beverages and (iii) producing and marketing container glass.

The goodwill on the acquisition of Beck & Co., including the value of the brands acquired, is approximately 1.4 billion euro, subject to adjustments due to the final determination of purchase price and of the fair values of the assets and liabilities acquired. Goodwill and brands will be amortized over a period of 40 years.

Based on the figures currently available the acquisition will have the following impact on the Group's assets and liabilities.

AQUISITION BECK & CO.,BREMEN	Expressed in million euro Estimated impact
Intangibles (other than goodwill)	18
Property, plant and equipment	446
Investments	51
Inventories	65
Trade and other receivables	200
Cash and cash equivalents	26
Minority interest	(25)
Interest-bearing loans and borrowings	(36)
Provisions including employee benefits	(235)
Deferred tax liabilities (net)	(6)
Trade payables	(140)
Net identifiable assets and liabilities	364
Goodwill on acquisition	1.374
Provisional purchase price, paid in cash	1.738
Cash acquired	(26)
Net cash outflow	1.712

34. FUNCTIONAL INCOME STATEMENT

	Expressed in million euro 2001 IAS
Net turnover	**7,303**
Cost of sales	(3,593)
Gross profit	**3,710**
Distribution expenses	(807)
Sales expenses	(767)
Marketing expenses	(608)
Administrative expenses	(566)
Other operating income/expenses	(78)
Profit from operations	**884**
Net financing costs	(176)
Income from associates	67
Profit before taxes	**775**
Income tax expense	(179)
Profit after tax	**596**
Minority interest	(59)
Net profit from ordinary activities	**537**
Extraordinary items	161
Net profit for the year	**698**

35. GROUP COMPANIES

Listed below are the most important Group companies.A complete list of the Group's investments is available at Interbrew S.A., Vaartstraat 94, B-3000 Leuven (Belgium). The total number of companies (fully consolidated and accounted for under the equity method) is 261.

(A) LIST OF MOST IMPORTANT CONSOLIDATED COMPANIES

Name, registered office and, for the companies governed by Belgian law, the V.A.T. number

Name and registered office	V.A.T. No	% of shareholding
BELGIUM		
INTERBREW S.A.		
Grand'Place 1 - 1000 Bruxelles	BE 417.497.106	Consolidating Company
BRASSERIE DE L'ABBAYE DE LEFFE S.A		
Place de l'Abbaye 1 - 5500 Dinant	BE 402.531.885	99
BROUWERIJ VAN HOEGAARDEN N.V		
Stoopkensstraat 46 - 3320 Hoegaarden	BE 421.085.413	100
COBREW N.V.		
Vaartstraat 98 - 3000 Leuven	BE 428.975.372	100
DE WOLF-COSYNS MALTINGS N.V.		
Gentsestraat 80 - Aalst	BE 400.291.482	100
IMMOBREW N.V.		
Industrielaan 21 - 1070 Brussel	BE 405.819.096	99.9
INTERBREW BELGIUM N.V.		
Industrielaan 21 - 1070 Brussel	BE 433.666.709	100
BOSNIA-HERZEGOVINA		
UNILINE d.o.o.		
Ivana Gunduliceva b.b. - 88340 Grude		59
BULGARIA		
KAMENITZA LTD		
Kap. Raitcho Street 95 - 4000 Plovdiv		83.6
PLEVENSKO PIVO AD		
5 Vit St - 5800 Pleven		94.6
CANADA		
LABATT BREWING COMPANY LTD		
Labatt House, Queen's Quay Terminal		
207 Queen's Quay West, Suite 299		
P.O. Box 133 - M5J 1A7 Toronto, Ontario		100
CHINA		
NANJING JINLING BREWERY COMPANY LTD		
408 Longpan Zhonglu - Nanjing		60
NANJING BREWERY COMPANY LTD		
Qi Li QIAO - 211800 Nanjing		80
CROATIA		
ZAGREBACKA PIVOVARA D.D.		
Ilica 224 - 10000 Zagreb		72
CZECH REPUBLIC		
PRAZSKE PIVOVARY A.S.		
Nadrazni 84 - 150 54 Praha 5 - Smichov		96.8

FRANCE	
AUXINDAL S.A.	
14 avenue Pierre Brossolette BP 9 - 59426 Armentières Cedex	100
INTERBREW FRANCE S.A.	
14 avenue Pierre Brossolette BP 9 - 59426 Armentières Cedex	100
GERMANY	
STAROPRAMEN PRAGER BIER GmbH	
Schwesswitzer Strasse - 06686 Lützen	96.8
DIEBELS GmbH	
Brauerei Diebels Strasse 1 - 47661 Issum	80
GRAND DUCHY OF LUXEMBOURG	
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH	
1 Rue de la Brasserie - 9214 Diekirch	40.9
HUNGARY	
BORSODI SORGYAR Rt.	
Rackoczi UT 81 - 3574 Böcs	98.7
ROMANIA	
BIANCA INTERBREW BERGENBIER S.A.	
Str. Gh. Baritiu 30b - 3175 Blaj, Jud. Alba	70.7
CDN S.A.	
Av. M. Zorileanu Street 18 - District 1 - Bucarest	97.3
INTERBREW EFES BREWERY	
Gh. Gr. Cantacuzino str. 287 - 2000 - Ploiesti	50
PROBERCO S.A.	
Str. Fabricii 7 - 4800 Baia Mare	95.8
RUSSIA	
SUN INTERBREW LTD	
6 Vorontsovsky Park – 117630 Moscow	66
CJSC KLIN BREWING COMPANY	
28 Moscowskaya Street, Moscow region - 141600 Klin	66
ZAO ROSAR	
27a Solnechnaya Street - 644073 Omsk	52.8
SLOVAK REPUBLIC	
STAROPRAMEN SLOVAKIA s.r.o.	
Nitrianska 32 - 821 08 Bratislava	96.8
SOUTH KOREA	
ORIENTAL BREWERY COMPANY LTD	
18-12 Ulchi-ro 6Ka - Chung-Ku	
Seoul 100-730	50
THE NETHERLANDS	
INTERBREW NEDERLAND N.V.	
Ceresstraat 13 - 4811 CA Breda	100
INTERBREW INTERNATIONAL B.V.	
Ceresstraat 19 - 4811 CA Breda	100

U.S.A.	
LABATT USA INC.	
CT Corp.- 1209 Orange Street	
Wilmington, DE 19801	70
LATROBE BREWING COMPANY	
CT Corp.- 1209 Orange Street	
Wilmington, DE 19801	70
UKRAINE	
CJSC CHERNIHIV BREWERY DESNA	
20 Instrumentalnaya Street - Chernigiv	47.6
OJSC "MYKOLAIV" BREWERY "YANTAR"	
320 Yantarna Street - 327050 Nykolayev	35
OJSC BREWERY ROGAN	
161 Roganskaya Street - 61161 Kharkiv	57
UNITED KINGDOM	
BASS BEERS WORLDWIDE LTD	
14 Dominion Street - EC2M 2TQ London	100
BASS HOLDINGS LTD	
New Bass House, 137 High Street - DE 14 1JZ Burton-on-Trent	100
INTERBREW UK LTD - BREWERY	
Porter Tun House, 500 Capability Green - Luton	100
YUGOSLAVIA	
TREBJESA BREWERY	
29 Novembra 18 - 81400 Niksic	72.6

(B) LIST OF MOST IMPORTANT COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Name and registered office	% of shareholding
MEXICO	
FEMSA CERVEZA S.A. de C.V.	
Ave. Alfonso Reyes 2202 – Monterrey	30
UNITED KINGDOM	
GROLSCH UK LIMITED	
137 High Street - DE14 1JZ Burton-on-Trent	49
TRADETEAM LIMITED	
The Merton Centre, 45 St. Peter's Street - MK40 2UB Bedford	49

36. ABBREVIATED NON CONSOLIDATED ACCOUNTS OF INTERBREW SA

The following documents are extracts of the statutory annual accounts of Interbrew SA prepared under Belgian GAAP. The management report of the Board of Directors to the General Assembly of Shareholders and the annual accounts of Interbrew SA/NV, as well as the Auditors' Report, will be filed with the National Bank of Belgium within the statutory periods. These documents are available on request from: Interbrew SA/NV, Vaartstraat 94, 3000 Leuven.

Only the consolidated annual financial statements as set forth in the preceding pages present a true and fair view of the financial position and performance of the Interbrew Group.

Since Interbrew SA is essentially a holding company, which records its investments at acquisition cost in its non-consolidated annual financial statements, those statements present no more than a limited view of the Group's financial position. For this reason, the Board of Directors, acting in accordance with article 105 of the Company Code, deemed it advisable to publish only an abbreviated version of the annual financial statements, as at and for the year ended December 31, 2001, namely:

- the Balance Sheet;
- the Income Statement;
- the Valuation Rules;
- the State of Capital.

The statutory auditor's report is unqualified and certifies that the non-consolidated financial statements of Interbrew NV/SA for the year ended 31 December 2001 give a true and fair view of the financial position and results of the company in accordance with all legal and regulatory dispositions.

NON-CONSOLIDATED BALANCE SHEET

Expressed in million euro	2001	2000
ASSETS		
Fixed assets	**4,882**	**4,283**
Tangible assets	–	–
Financial assets	4,882	4,283
Current assets	**250**	**757**
Total assets	**5,132**	**5,040**
LIABILITIES		
Capital and reserves	**4,686**	**4,536**
Capital	332	329
Share premium	3,209	3,195
Legal reserve	33	33
Reserves not available for distribution	1	1
Tax-exempt reserves	4	4
Reserves available for distribution	260	260
Profit carried forward	847	714
Provisions for liabilities & deferred taxes	**2**	**2**
Creditors	**444**	**502**
Amounts payable after more than one year	314	326
Amounts payable within one year, accrued charges and deferred income	130	176
Total liabilities	**5,132**	**5,040**

NON-CONSOLIDATED INCOME STATEMENT

Expressed in million euro	2001	2000
Operating Income	153	73
Operating result	(18)	(27)
Financial result	152	(70)
Extraordinary result	-	(17)
Income taxes	-	-
Result after taxes	134	(114)
Net result for the year		
Available for appropriation	134	(114)

SUMMARY OF MOST SIGNIFICANT VALUATION RULES

The Board of Directors made the following decision in accordance with article 15 of the Royal Decree of 8 October 1976 on the annual accounts of the company:

Tangible and intangible fixed assets
The fixed assets are recorded as an asset in the annual accounts at acquisition value, including the additional costs.

The percentages and methods used for the amortization are those agreed with the tax authorities. The additional costs are added to the fixed assets they are related to, and are amortized at the same rate.

Financial fixed assets
The participations, without the additional costs, are recorded as an asset in the annual accounts at acquisition value.

Corrections are booked in case of permanent value deterioration.

Provision for risks and costs
Provisions are recorded at nominal value.

Foreign currency
Transactions in foreign currency are converted taking into account the exchange rate of the day of the transaction. Monetary assets and liabilities in foreign currency are converted at balance sheet date rate. The exchange rate differences arising from this conversion are reflected in the income statement.

Other
The company has capital commitments in favour of branches that will redeem when certain conditions are fulfilled.

STATE OF CAPITAL

CAPITAL	*Amounts in thousands of euro*	Number of shares
Issued capital		
At the end of the previous year	329,363	427,404,010
Changes during the year	2,866	3,721,952
	332,229	431,125,962
Capital representation		
Shares without par value	332,229	431,125,962
Registered or bearer shares	–	–
Registered	N/A	251,335,304
Bearer	N/A	179,790,658

COMMITMENTS TO ISSUE SHARES	Amounts in thousands of euro	Number of shares
Pursuant to subscription rights		
Amount of subscription rights outstanding	–	8,554,415
Amount of capital to subscribe	6,587	–
Maximum number of corresponding shares to be issued	–	8,554,415

AUTHORIZED, UNISSUED CAPITAL	Amounts in thousands of euro
	163,571

Bedrijfsrevisoren - Reviseurs d'Entreprises

Independent auditor's report

To the Board of Directors and the Shareholders of Interbrew NV

We have audited the accompanying consolidated balance sheets of Interbrew NV and its subsidiaries (the 'Group') as of December 31, 2001 and 2000, and the related consolidated income statements, statements of recognised gains and losses and cash flows statements for the years then ended. These consolidated financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits.

Unqualified audit opinion on the consolidated financial statements

We conducted our audits in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2001 and 2000, and of the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards as adopted by the International Accounting Standards Board.

Member of KPMG International, a Swiss association.

Bourgetlaan -
Avenue du Bourget 40
1130 Brussel - Bruxelles
België - Belgique
Tel.: + 32 2 708 43 00
Fax: + 32 2 708 43 99

Bollebergen 2B - bus 13
9052 Gent
België - Belgique
Tel.: + 32 9 241 88 00
Fax: + 32 9 241 88 99

rue Van Opré 76
5100 Jambes
Belgique
Tel.: + 32 81 32 69 90
Fax: + 32 81 32 69 98

Spoorweglaan 3
2610 Antwerpen (Wilrijk)
België - Belgique
Tel.: + 32 3 821 17 00
Fax: + 32 3 825 20 25

Ilgatlaan 7
3500 Hasselt
België - Belgique
Tel.: + 32 11 28 66 10
Fax: + 32 11 28 66 19

De lijst van de vennoten kan in de zetels geraadpleegd worden. La liste des associés peut être consultée aux sièges.

CVBA/SCRL
RBV-RSC:
Brussel-Bruxelles 4141
BTW-TVA:
BE 418.122.648

KPMG

Additional information

The following additional information is provided in order to complete the audit report but does not alter our audit opinion on the consolidated financial statements:

- the consolidated Board of Directors' report contains the information required by law and is in accordance with the consolidated financial statements;
- as indicated in notes 1(A) and 23, the consolidated financial statements have been prepared in accordance with International Accounting Standards as adopted by the International Accounting Standards Board. The decision to apply International Accounting Standards was accepted by the "Commissie voor het Bank- en Financiewezen/Commission Bancaire et Financière" on December 19, 2000. The regulations of the Seventh EU Directive have been substantially complied with, except for some financial instruments which, as described in notes 1(W) and 28, are accounted for at fair value as required under International Accounting Standards.

Leuven, March 12, 2002

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Statutory auditor

represented by

E. Helsen

2/8/02

Information to our Shareholders

Earnings, dividends, share and share price

	2001 IAS	2000 IAS	2000	1999	1998	1997
Adjusted net profit per share (1) (2) (euro)	1.44	1.04	1.21	0.82	0.69	0.51
Dividend per share (1) (euro)	0.29	0.21	0.21	0.18	0.15	0.12
Average Number of Shares (in millions)	429	335	333	323	322	322
Fully Diluted Number of Shares (in millions)	434	343	436	332	336	338
Share Price High (euro)	37.5	38.1	38.1	N/A	N/A	N/A
Share Price Low (euro)	25.5	34.0	34.0	N/A	N/A	N/A
Year-end Share Price (euro)	30.75	37.12	37.12	N/A	N/A	N/A

(1) Adjusted for stock splits
(2) Net profit (share of the group) (before extraordinary Bass goodwill impairment) plus amortization of goodwill, divided by the number of shares outstanding

INTERBREW SHARE PRICE EVOLUTION COMPARED TO DOW JONES EURO STOXX 50


38
37
36
35
34
33
32
31
30
29
28
27
26
25
24
23
22
21
20
19
30-11-2000
14-12-2000
28-12-2000
11-01-2001
25-01-2001
08-02-2001
22-02-2001
08-03-2001
22-03-2001
05-04-2001
19-04-2001
03-05-2001
17-05-2001
31-05-2001
14-06-2001
28-06-2001
12-07-2001
26-07-2001
09-08-2001
23-08-2001
06-09-2001
20-09-2001
04-10-2001
18-10-2001
01-11-2001
15-11-2001
29-11-2001
13-12-2001
27-12-2001
10-01-2002
24-01-2002
07-02-2002
– Interbrew – Eurostoxx 50

Financial Calendar

PUBLICATION OF THE 2001 RESULTS

In line with Interbrew's commitment to equivalence of information for all shareholders, the presentation of the full-year 2001 results to sell-side analysts was webcasted live on Interbrew's website www.interbrew.com on 13th March 2002 at 15.00 CET (09.00 New York time). The webcast will remain accessible in the video archive.

PUBLICATION OF 2001 ANNUAL REPORT AND GENERAL SHAREHOLDERS MEETING

On 25th March 2002, Interbrew's Annual Report 2001 and Statistical Review 1996-2001 are available on www.interbrew.com. A printed version of the annual report is available from 12th April 2002.
On 30th April 2002, Interbrew will hold its General Shareholders Meeting, followed by a press briefing.

DIVIDEND PAYMENT

Interbrew will pay its dividend to shareholders on 2nd May 2002.

FUTURE FINANCIAL RESULTS COMMUNICATIONS

On 4th September 2002, Interbrew's half-year 2002 results will be published.
On 28th October 2002, Interbrew will publish its 9 months trading update.
On 12th March 2003, Interbrew's full-year 2002 results will be published.

Investor relations contact

Patrick Verelst
Vice President Investor Relations
Vaartstraat 94
3000 Leuven
Belgium
Tel: +32-16-31-55-41
E-mail: patrick.verelst@interbrew.com

Contact Details

HEADQUARTERS
Grand'Place 1
1000 Brussels
Belgium
Tel: + 32-2 504 96 60
www.interbrew.com

BELGIUM
S.A. Interbrew Belgium N.V.
Vaartkom 31
3000 Leuven
Tel: + 32-16 24 71 11
Fax: + 32-16 24 74 07

BOSNIA-HERZEGOVINA
Uniline d.o.o.
Ivana Gunduliceva b.b.
88340 Grude
Tel: + 387-88 661 670
Fax: + 387-88 662 700

BULGARIA
Kamenitza A.D.
Kap. Raitcho Str. 95
4000 Plovdiv
Tel: + 359-32 63 20 05
Fax: + 359-32 62 87 06

CANADA
Labatt Brewing Company Ltd
207 Queen's Quay West
Suite 299
P.O. Box 133
Toronto, Ontario
M5J 1A7
Tel: + 1-416 361 50 50
Fax: + 1-416 361 52 00
www.labatt.com

CHINA
Nanjing Jinling Brewery
Company Ltd
408 Longpan Zhonglu
Nanjing
Jiangsu Province, 2/000/ PRC
Tel: + 86-25 458 80 22
Fax: + 86-25 459 71 49

CROATIA
Zagrebacka Pivovara d.d.
Ilica 224
10000 Zagreb
Tel: + 385-1 39 00 199
Fax: + 385-1 37 74 639

CUBA
Cervecería Bucanero S.A.
Ave Kohly # 269 esq a26
Plaza de la Revolución
Ciudad Habana, Cuba
Tel: + 537-8816521, 8816578
Fax: + 537-8816379

CZECH REPUBLIC
Pražské Pivovary a.s.
Nadrazni 84
150 54 Praha 5 - Smichov
Tel: + 42-02 571 91 111
Fax: + 42-02 571 91 288

FRANCE
Interbrew France S.A.
14, Av. Pierre-Brossolette
B.P. 9
59426 Armentières Cedex
Tel: + 33-3 2048 30 30
Fax: + 33-3 2048 31 97

GERMANY
Brauerei Beck & Co
Am Deich 18/19
28199 Bremen
Tel: + 49-421 5094 0
Fax: + 49-421 5094 667

Brauerei Diebels
GmbH & Co KG
Brauerei Diebels Strasse 1
47661 Issum
Tel: + 49-2835 300
Fax: + 49-2835 30 145

HUNGARY
Borsodi Sörgyár Rt.
Rákóczi u. 81
3574 Bőcs
Tel: + 36-46 329 139
Fax: + 36-46 318 481

ITALY
Interbrew Italia SRL
Via Sanvito Silvestro 103
21100 Varese
Tel: + 39-332 825011
Fax: + 39-332 229281

LUXEMBOURG
Brasserie de Luxembourg
Mousel Diekirch S.A.
1, Rue de la Brasserie - BP 148
9214 Diekirch
Tel: + 352-80 21 31 1
Fax: + 352-80 39 23

MEXICO
Cervecería Cuauhtemoc
Moctezuma
S.A. de C.V.
Avenida Alfonso Reyes
2202 Nte, Monterrey, Nuevo León
64442 México
Tel: + 52-8 328 54 30
Fax: + 52-8 328 54 54

ROMANIA
S.C. Compania de Distributie
National S.A.
Str. Av. M. Zorileanu, 18
Sector 1, Bucharest
Tel: + 40-1 224 02 00
Fax: + 40-1 224 02 59

RUSSIA
SUN Interbrew Russia
6 Vorontsovsky Park
Moscow 117630
Tel: + 7-095 960 23 60
Fax: + 7-095 960 23 62

SINGAPORE
Interbrew Asia Pacific
360 Orchard Road
International Building, 11-03
Singapore 238869
Tel: + 65-6738 17 42
Fax: + 65-6737 59 75

SLOVAKIA
Staropramen-Slovakia s.r.o.
Košická 52
82108 Bratislava
Tel: + 421-2 555 74 772
Fax: + 421-2 555 74 976

SLOVENIA
Pivovarna Union d.d.
Pivovarniška ul. 2
SI - 1000 Ljubljana
Tel: + 386-1 471 72 17
Fax: + 386-1 471 72 55

SOUTH-KOREA
Oriental Brewery Co., Ltd.
18-12, Ulchi-ro 6Ka, Chung-Ku
Seoul 100-730
Tel: + 82-2 3398 52 52
Fax: + 82-2 3398 52 59

SPAIN
Interbrew Spain
Fructuos Gelabert, 2-4, 8° 2ª
Edificio Conata I
08970 Sant Joan Despi
(Barcelona)
Tel: + 34-93 480 83 20
Fax: + 34-93 477 15 40

THE NETHERLANDS
Interbrew Nederland N.V.
Ceresstraat 13
Postbus 3212
4800 MA Breda
Tel: + 31-76 525 24 24
Fax: + 31-76 525 25 05

UKRAINE
SUN Interbrew Ukraine
5A Tereshchenkovskaya str.
01004 Kiev
Tel: + 380-44 490 73 10
Fax: + 380-44 490 73 23

UNITED KINGDOM
Interbrew UK Ltd
Porter Tun House
500 Capability Green, Luton
Bedfordshire LU1 3LS
Tel: + 44-1582 39 11 66
Fax: + 44-1582 39 73 97

UNITED STATES OF AMERICA
Labatt USA
CT Corp.- 1209 Orange Street
Wilmington, DE 19801
Tel: + 1-203 750 66 00
Fax: + 1-203 750 66 99

YUGOSLAVIA
IPS Trebjesa A.D.
Njegoseva 18
81400 Niksic/Montenegro
Tel: + 381-83 242 433
Fax: + 381-83 243 866

Exhibit B.4

INBEV

Public Limited Liability Company

Grand'Place 1

1000 Brussels

VAT number BE 417.497.106

Register of Legal Entities number 0.417497106

CONSOLIDATED ARTICLES

as of 27 August 2004

This English version of the Articles of association of InBev SA/NV is a free translation of the French and Dutch versions thereof. The French and Dutch versions are the official versions. This version is intended for information purposes only and has no legal value.

CONSOLIDATED ARTICLES

as of 27 August 2004

HISTORY

The company was incorporated with the name "BEMES" by deed executed by and before notary Pierre Braas in Liège on the second of August nineteen hundred and seventy-seven, published in the Annex to the Belgian State Gazette on the twentieth of August nineteen hundred and seventy-seven under number 3385-1.

The Articles were altered:

- by deed executed by and before notary PIERRE BRAAS on the thirtieth of September nineteen hundred and seventy-seven, published in the Annex to the Belgian State Gazette on the twenty-seventh of October nineteen hundred and seventy-seven under number 3875-5;

- by deed executed by and before notary ANDRÉ van der VORST in Ixelles on the twenty-eighth of February nineteen hundred and eighty-six, published in the Annex to the Belgian State Gazette on the twenty-ninth of March nineteen hundred and eighty-six under number 860329-336;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the thirtieth of June nineteen hundred and eighty-seven, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the fourteenth of July nineteen hundred and eighty-seven, published together in the Annex to the Belgian State Gazette on the twelfth of August nineteen hundred and eighty-seven under number 870812-102;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the first of September nineteen hundred and eighty-seven, published in the Annex to the Belgian State Gazette on the eighth of October nineteen hundred and eighty-seven under number 871008-59, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-eighth of September nineteen hundred and eighty-seven, published in the Annex to the Belgian State Gazette on the twenty-fourth of October nineteen hundred and eighty-seven under number 871024-281;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the thirtieth of October nineteen hundred and eighty-seven, published in the Annex to the Belgian State Gazette on the twenty-seventh of November nineteen hundred and eighty-seven under number 871127-89, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-third of November nineteen hundred and eighty-seven, published in the Annex to the Belgian State Gazette on the twenty-third of December nineteen hundred and eighty-seven under number 871223-246;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-first of December nineteen hundred and eighty-seven, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the sixth of January nineteen hundred and eighty-eight, published in the Annex to the Belgian State Gazette on the second of February nineteen hundred and eighty-eight under number 880202-379;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-third of February nineteen hundred and ninety, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the sixteenth of March nineteen hundred and ninety, published in the Annex to the Belgian State Gazette on the nineteenth of April nineteen hundred and ninety under number 900419-369;

- by resolution of the Board of Directors of the twenty-fifth of February nineteen hundred and ninety-one, published in the Annex to the Belgian State Gazette on the thirteenth of April nineteen hundred and ninety-one under number 910413-104, the registered office was transferred to its present address;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the fourth of March nineteen hundred and ninety-two, followed by a deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twentieth of March nineteen hundred and ninety-two, published in the Annex to the Belgian State Gazette on the eighteenth of April nineteen hundred and ninety-two under number 920408-146;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the eighteenth of November nineteen hundred and ninety-three, published in the Annex to the Belgian State Gazette on the seventeenth of December nineteen hundred and ninety-three under number 931217-110;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twentieth of April nineteen hundred and ninety-four, published in the Annex to the Belgian State Gazette on the seventeenth of May nineteen hundred and ninety-four under number 940517-122; followed by a deed executed by and before notary JEAN-PIERRE ROOMAN in Leuven substituting for notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the fourth of July nineteen hundred and ninety-seven, as indicated hereinafter;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twenty-seventh of April nineteen hundred and ninety-five, published in the Annex to the Belgian State Gazette on the twentieth of May nineteen hundred and ninety-five under number 950520-427;

- by deed executed by and before notary CLAUDE HOLLANDERS de OUDERAEN in Leuven on the twentieth of May nineteen hundred and ninety-six, published in the Annex to the Belgian State Gazette on the fifteenth of June nineteen hundred and ninety-six under number 960615-313;

- by deed executed by and before notary JEAN-PIERRE ROOMAN substituting for notary DAVID HOLLANDERS de OUDERAEN in Leuven on the fourth of July nineteen hundred and ninety-seven, published in the Annex to the Belgian State Gazette on the ninth of August nineteen hundred and ninety-seven under number 970809-167;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-eighth of October nineteen hundred and ninety-seven, published in the Annex to the Belgian State Gazette on the twenty-second of November nineteen hundred and ninety-seven under number 971122-37;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-second of December nineteen hundred and ninety-seven, published in the Annex to the Belgian State Gazette on the fourteenth of January nineteen hundred and ninety-eight under number 980114-205;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-fourth of February nineteen hundred and ninety-eight, published in the Annex to the Belgian State Gazette on the twenty-first of March nineteen hundred and ninety-eight under number 980321-29;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-ninth of May nineteen hundred and ninety-eight, published in the Annex to the Belgian State Gazette on the thirtieth of June nineteen hundred and ninety-eight under number 980630-76;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the thirty-first of August nineteen hundred and ninety-eight, published in the Annex to the Belgian State Gazette on the twenty-second of September nineteen hundred and ninety-eight under number 980922-261;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-fourth of November nineteen hundred and ninety-eight, published in the Annex to the Belgian State Gazette on the twenty-second of December nineteen hundred and ninety-eight under number 981222-146;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the first of March nineteen hundred and ninety-nine, published in the Annex to the Belgian State Gazette on the nineteenth of March nineteen hundred and ninety-nine under number 990319-406;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-seventh of May nineteen hundred and ninety-nine, published in the Annex to the Belgian State Gazette on the twenty-second of June nineteen hundred and ninety-nine under number 990622-181;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the fourth of June nineteen hundred and ninety-nine, published in the Annex to the Belgian State Gazette on the second of July nineteen hundred and ninety-nine, under number 990702-273;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-fourth of June nineteen hundred and ninety-nine, published in the Annex to the Belgian State Gazette on the twenty-eighth of July nineteen hundred and ninety-nine under number 990728-473;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the twenty-ninth of June nineteen hundred and ninety-nine, published in the Annex to the Belgian State Gazette on the twenty-eighth of July nineteen hundred and ninety-nine under number 990728-471;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the thirtieth of September nineteen hundred and ninety-nine, published in the Annex to the Belgian State Gazette on the twenty-third of October nineteen hundred and ninety-nine under number 991023-148;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the thirtieth of May two thousand, published in the Annex to the Belgian State Gazette on the twenty-seventh of June two thousand under number 20000627-260;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the sixth of July two thousand, published in the Annex to the Belgian State Gazette on the first of August two thousand under number 20000801-403;

- by a second deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the sixth of July two thousand, published in the Annex to the Belgian State Gazette on the first of August two thousand under number 20000801-406;

- by deed executed by and before notary DAVID HOLLANDERS de OUDERAEN in Leuven on the thirteenth of September two thousand, published in the Annex to the Belgian State Gazette on the fifth of October two thousand under number 20001005-233;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the seventeenth of October two thousand, published in the Annex to the Belgian State Gazette on the twenty-fifth of October two thousand under number 20001025-520;

- by deed executed by and before notary BENEDIKT VAN DER VORST in Brussels on the thirty-first of October two thousand, published in the Annex to the Belgian State Gazette on the fifteenth of November two thousand under number 20001115-429;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the sixth of November two thousand, published in the Annex to the Belgian State Gazette on the fifth of December two thousand under number 20001205-271;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the fifth of December two thousand, published in the Annex to the Belgian State Gazette on the fourth of January two thousand and one under number 20010104-482;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the twelfth of December two thousand, published in the Annex to the Belgian State Gazette on the fourth of January two thousand and one under number 20010104-578;

- by deed executed by and before notary ERIC SPRUYT in Brussels on the twenty-second of December two thousand, published in the Annex to the Belgian State Gazette on the twenty-first of February two thousand and one under number 20010221-183;

- by deed executed by and before notary Eric SPRUYT in Brussels on fifteenth January two thousand and one, published in the Annex to the Belgian State Gazette on the twenty-second of February under number 20010222-345;

- by deed executed by and before notary Eric SPRUYT in Brussels on the third of April two thousand and one, published in the Annex to the Belgian State Gazette on the fifteenth of May under number 20010515-119;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-fourth of April two thousand and one, published in the Annex to the Belgian State Gazette on the thirtieth of May under number 20010530-453;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-six of April two thousand and one, published in the Annex to the Belgian State Gazette on the thirtieth of May two under number 20010530-451;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-third of May two thousand and one, published in the Annex to the Belgian State Gazette on the twenty-ninth of June under number 20010629-277;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-eight of June two thousand and one, published in the Annex to the Belgian State Gazette on the twenty-first of July under number 20010721-1214;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirtieth of July two thousand and one, published in the Annex to the Belgian State Gazette on the twenty-ninth of August under number 20010829-610;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirtieth of August two thousand and one, published in the Annex to the Belgian State Gazette on the eighth of November two thousand and one under number 20011108-172;

- by deed executed by and before notary Carl OCKERMAN in Brussels on the twenty-eighth of September two thousand and one, published in the Annex to the Belgian State Gazette on the fourteenth of November two thousand and one under number 20011114-297;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirtieth of October two thousand and one, published in the Annex to the Belgian State Gazette on the nineteenth of December two thousand and one under number 20011219-550;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-ninth of November two thousand and one published in the Annex to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-509, recording the realisation of a capital increase decided within the framework of the authorised capital;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-ninth of November two thousand and one, published in the Annex to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-507, recording the realisation of a capital increase further to the exercise of subscription rights;

- by deed executed by and before notary Eric SPRUYT in Brussels on the nineteenth of December thousand and one, published in the Annex to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-502, recording the realisation of the a capital increase decided within the framework of the authorised capital;

- by deed executed by and before notary Eric SPRUYT in Brussels on the nineteenth of December two thousand and one, published in the Annex to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-099, recording the realisation of the a capital increase further to the exercise of subscription rights;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-seventh of March two thousand and two, published in the Annex to the Belgian State Gazette on the ninth of May two thousand and two under number 20020509-095, recording the realisation of the a capital increase further to the exercise of subscription rights;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirtieth of April two thousand and two, filed for publication in the Annex to the Belgian State Gazette;

- by deed executed by and before notary Eric SPRUYT in Brussels on the thirteenth of June two thousand and two, filed for publication in the Annex to the Belgian State Gazette;

- by deed executed by and before notary Eric SPRUYT in Brussels on the second of July two thousand and two, published in the Annex to the Belgian State Gazette on the ninth of August two thousand and two under number 20020908-58;

- by deed executed by and before notary Eric SPRUYT in Brussels on the first of October two thousand and two, published in the Annex to the Belgian State Gazette on the fourth of December two thousand and two under number 02145202;

- by deed executed by and before notary Eric SPRUYT in Brussels on the sixth of November two thousand and two, published in the Annex to the Belgian State Gazette on the eleventh of December two thousand and two under number 02147799;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-eighth of November two thousand and two, published in the Annex to the Belgian State Gazette on the third of January two thousand and three under number 03001176;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-ninth of April two thousand and three, published in the Annex to the Belgian State Gazette on the third of June two thousand and three under number 03061386;

- by deed executed by and before notary Eric SPRUYT in Brussels on the sixth of June two thousand and three, published in the Annex to the Belgian State Gazette on the twenty-eighth of July two thousand and three under number 81604;

- by deed executed by and before notary Benedikt VAN DER VORST in Brussels on the twenty-ninth of October two thousand and three, published in the Annex to the Belgian State Gazette on the twenty-first of November two thousand and three under number 03122303;

- by deed executed by and before notary Benedikt VAN DER VORST in Brussels on the twenty-fifth of November two thousand and three, published in the Annex to the Belgian State Gazette on the fifth of January two thousand and four under number 20040105-001172;

- by deed executed by and before notary Benedikt VAN DER VORST in Brussels on the twenty-second of December two thousand and three, published in the Annex to the Belgian State Gazette on the ninth of February two thousand and four under number 20040209-020403;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-eighth of January two thousand and four, published in the Annex to the Belgian State Gazette on the twenty-seventh of February two thousand and four under number 20040227-033964;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-seventh of April two thousand and four, published in the Annex to the Belgian State Gazette on the twenty-seventh of May two thousand and four under number 20040527-077931;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-seventh of April two thousand and four, published in the Annex to the Belgian State Gazette on the twenty-seventh of May two thousand and four under number 20040527-077934;

- by deed executed by and before notary Eric SPRUYT in Brussels on the ninth of June two thousand and four, filed for publication in the Annex to the Belgian State Gazette;

- by deed executed by and before notary Daisy DEKEGEL in Brussels on the thirtieth of June two thousand and four, filed for publication in the Annex to the Belgian State Gazette;

- by deed executed by and before notary Eric SPRUYT in Brussels on the twenty-seventh of August two thousand and four (comprising the latest modifications to the Articles, which include, *inter alia*, the modification of the name of the company into the current name), which will be filed shortly for publication in the Annex to the Belgian State Gazette.

Grand'Place 1- 1000 Brussels
R.L.E 0417497106 - VAT BE 417.497.106

Consolidated Articles as of 27 August 2004

ARTICLES OF INCORPORATION

CHAPTER I. - Nature of the Company

ARTICLE 1. - NAME

The company is a public limited liability company[1] with the name "InBev".

The company is classed as a company which makes or has made a public offer of its securities.

ARTICLE 2. - REGISTERED OFFICE

The registered office is situated at 1 Grand'Place, 1000 Brussels.

The Board of Directors may by resolution transfer the registered office to any other town or municipality within Belgium.

The company may by resolution of the Board of Directors establish seats of administration or exploitation, branch offices, offices and agencies both within and outside Belgium.

ARTICLE 3. - DURATION

The Company is incorporated in perpetuity.

It may be wound up by resolution of the Shareholders' Meeting passed in the conditions and forms required for an alteration of the Articles.

ARTICLE 4. - CORPORATE PURPOSE

The corporate purpose for which the company is incorporated is:

a) to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, fabricate, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

b) to purchase, construct, convert, sell, let, sublet, lease, license and exploit in any form whatsoever all real property and real property rights and all businesses, goodwill, movable property and movable property rights connected with the business of the Company;

c) to acquire and manage investments shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; to take part in the management of the aforesaid companies through membership of the Board of Directors or the like governing body;

---

[1] *In French and Dutch, respectively, société anonyme ("SA")" / "naamloze vennootschap ("NV")*

d) to carry out all administrative, technical, commercial and financial work, studies and research for the account of undertakings in which it holds an interest or on behalf of third parties.

It may, within the limits of its corporate purpose, engage in all civil, commercial, financial and industrial operations and transactions connected with its corporate purpose either within or outside Belgium.

It may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all companies, undertakings or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.

CHAPTER II. - SHARE CAPITAL

ARTICLE 5. - **CAPITAL - NATURE OF SHARES**

The issued, paid-up capital of the company amounts to four hundred forty-three million one hundred eigthy-eight thousand six hundred forty-four euros and forty-three eurocents (443,188,644.43 €).

It is represented by five hundred seventy-five million two hundred twenty-nine thousand five hundred fifty-nine (575,229,559) fully paid up shares without nominal value, each share representing one five hundred seventy-five million two hundred twenty-nine thousand five hundred fifty-ninth ($1/575,229,559^{th}$) part of the capital.

The shares are bearer shares.

Security holders may elect to have shares or other bearer securities issued by the company converted into registered shares or securities, and vice versa, at their own expense. A holder of single securities may, at its own expense, have its securities exchanged by the company for one or more collective bearer security (securities) representing multiple securities having consecutive serial numbers. Conversely, a holder of collective securities representing multiple shares may, at its own expense, have such securities exchanged for single securities.

Securities may, by ordinary resolution of the Board of Directors, be split into smaller securities, a sufficient number of which will, even in the absence of consecutive serial numbers, confer all the rights of an entire security.

ARTICLE 5 *BIS*. - **SHARES SUBSCRIBED AS A RESULT OF THE EXERCISE OF SUBSCRIPTION RIGHTS**

By derogation from Article 5 of these Articles, the shares resulting from the exercise of any subscription rights issued by the Board of Directors within the framework of the authorised capital in favour of, principally, employees or directors of the company or of its subsidiaries, will be registered. Such shares may however be converted into bearer shares upon request of their holder.

ARTICLE 5 *TER.* - DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS

Any natural person or legal entity which acquires or holds securities, whether or not representing share capital, must notify the Board of Directors of the company and the Banking and Finance Commission of the number of securities it holds directly, indirectly or by acting jointly with one or several other persons, when the proportion of voting rights held by it on these securities reaches or exceeds 3% of the whole amount of voting rights outstanding at the time of the occurrence of the event giving rise to notification.

Any additional acquisition or disposal which occurs under the same conditions as covered by the previous indent must also be notified to the Board of Directors of the Company and to the Banking and Finance Commission when, as a consequence of such transaction, the proportion of voting rights linked to the securities reaches a quota of five per cent, ten per cent, fifteen per cent, twenty per cent and so on in five-point increments, of the total of the voting rights existing at the time of realisation of the transaction giving rise to the notification, or when it falls below one of the above-mentioned thresholds or below the first threshold of three per cent mentioned in indent 1.

The declarations relating to the acquisition or disposal of securities made in accordance with the provisions of this Article must be directed to the Banking and Finance Commission and, by registered letter, to the Board of Directors of the company, within two working days following the acquisition or the disposal giving rise to it. Securities acquired by inheritance are only required to be declared thirty days after acceptance by the heir, where applicable, under reservation for inventory.

The company will take all necessary steps to make public any declaration received, by bill posting and by posting information on the list of the stock exchange concerned, at the latest on the first working day following receipt of the declaration.

Without prejudice to the preceding provisions, this Article shall be governed by the terms and conditions of the Law of 2 March 1989 on the disclosure of significant shareholdings in listed companies and the regulation of public takeover bids, as well as by its implementing Royal Decree of 10 May 1989, and Articles 514 to 516, 534 and 545 of the Companies Code.

ARTICLE 6. - AUTHORISED CAPITAL

The Board of Directors may increase the share capital of the company, in one or several times, by an amount of shares, or by financial instruments giving right to an amount of shares, not higher than 3% of the shares issued and outstanding on the day following the closing of the capital increase resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four (the amount obtained shall be, to the extent necessary, rounded down to result in an entire number of shares), provided that, in accordance with Article 603, indent 1, of the Companies Code, this may not result in the share capital being increased, in one or several times, by an amount exceeding the amount of share capital prevailing on the day following the closing of the capital increase resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four. The Board of Directors may use this authorisation in the event of an issue of securities as provided for in Article 8.

The increase(s) of capital decided under the present authorisation may be effected:

- either by contribution in cash or in kind, including as the case may be an issue premium not available for distribution, the amount of which shall be fixed by the Board of Directors, and by creation of new shares conferring such rights as the Board of Directors shall determine, or

- by capitalisation of reserves, including those not available for distribution, or an issue premium, with or without the creation of new shares.

Such authorisation is granted to the Board of Directors for a period of five (5) years as from the date of publication of the modification to the Articles resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four. It can be renewed, once or several times, in accordance with applicable statutory rules.

In the event of a capital increase decided by the Board of Directors pursuant to the authorised capital, it shall allocate the issue premiums, if any, to an account not available for distribution which shall afford the same third-party guarantees as the share capital of the company and may, subject to its capitalisation by the Board of Directors as hereinbefore provided, be reduced or cancelled only by resolution of a Shareholders' Meeting passed in the conditions and forms prescribed by Article 612 of the Companies Code.

The Board of Directors is expressly authorised, in case of public take-over bids on securities of the company, to increase the capital, under the conditions set out in Article 607 of the Companies Code. This authorisation is granted for a period of three (3) years as from the 27th of August two thousand and four. If the Board of Directors decides upon an increase of authorised capital pursuant to this authorisation, this increase will be deducted from the remaining part of the authorised capital specified in the first indent.

ARTICLE 7. - INCREASE OF CAPITAL - PREFERENTIAL SUBSCRIPTION RIGHT

In case of an increase of capital, the new shares which are to be subscribed in cash shall first be offered to the existing shareholders in proportion to that share of the capital represented by their shares.

The time within which the preferential subscription right may be exercised shall be fixed by the Shareholders' Meeting, or by the Board of Directors as the case may be, but shall not be less than fifteen (15) days from the date on which the subscription was opened.

The preferential subscription right shall be negotiable during the subscription period to the extent to which the shares may be transferred.

The Board of Directors may decide that preferential subscription rights which were not or were only partly exercised by any shareholders shall accrue proportionally to the other shareholders who have already exercised their subscription rights, and shall fix the practical terms for such subscription. The Board of Directors may also conclude, upon such terms as it shall determine, all agreements intended to secure the subscription of part or all of the new shares to be issued.

The Shareholders' Meeting acting in accordance with Article 596 of the Companies Code and in the interests of the company, may restrict or cancel the preferential subscription right.

In case of a capital increase pursuant to the authorised capital, the Board of Directors may likewise, in the interests of the company and subject to compliance with Article 603, third indent, and Article 596 of the Companies Code, restrict or cancel the preferential subscription right, including such right in favour of one or more specific persons other than employees of the company or one of its subsidiaries.

ARTICLE 8. - BONDS, SUBSCRIPTION RIGHTS AND OTHER SECURITIES GIVING RIGHT TO SHARES

The company may issue mortgage bonds or other bonds by resolution of the Board of Directors and on such conditions as it shall determine.

The Shareholders' Meeting, or the Board of Directors acting within the framework of the authorised capital, may decide to issue convertible bonds, bonds repayable into shares, subscription rights or any other financial instrument giving right to shares.

The Shareholders' Meeting or the Board of Directors acting within the framework of the authorised capital, may in the interests of the company restrict or cancel shareholders' preferential subscription rights in accordance with Articles 596 and 603, indents 2 and 3, of the Companies Code.

The holders of bonds or subscription rights have the right to attend the Shareholders' Meetings, but only in a consultative capacity.

ARTICLE 9. - PAYMENTS

The Board of Directors may make calls upon the shareholders in such amounts and at such times as it shall fix in respect of any moneys to be paid on the shares issued further to a capital increase.

Any shareholder who, after fifteen days as from notice given by registered letter, remains in default of payment, shall pay the company interest at the statutory rate plus two per cent as from the payability date.

Where such failure is not remedied within one month of a second notice, the Board of Directors may declare the shareholder's rights forfeit and cause the shares to be sold without prejudice to the right to claim from it any remainder outstanding plus such damages as may apply.

The Board of Directors may authorise shareholders to pay in anticipation the moneys uncalled on their shares on such terms as it shall fix.

ARTICLE 10. - ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Save with respect to those repurchases (buy-backs) of shares referred to in Article 23, indent 3, 2nd dash bullet (which shall require a specific prior authorisation by the Shareholders' Meeting resolving according to the conditions provided in the above-mentioned provision), the company may, without any prior authorisation by the Shareholders' Meeting, in accordance with Articles 620 ff. of the Companies Code and within the limits set out in this provision, acquire, on or outside the stock exchange, its own shares for a price which will respect the legal requirements, but will in any case not be more than twenty percent (20%) below the lowest closing price in the last twenty (20) days preceding the transaction and not more than twenty percent (20%) above the highest closing price in the last twenty (20) days preceding the transaction. This power covers the acquisition on or outside the stock exchange by a direct subsidiary within the meaning and the limits set out by Article 627, indent 1 of the Companies Code. If the acquisition is made by the company outside the stock exchange, even from a subsidiary, the company shall, as the case may be, make an offer on the same terms and conditions to all the shareholders, in accordance with Article 620, § 1, 5° of the Companies Code.

The above authorisation is only valid for an 18-month period starting as from the twenty-seventh of April two thousand and four.

The company may, without any authorisation of the Shareholders' Meeting and without any limit as to time, in accordance with Article 622, § 2, first indent of the Companies Code divest itself of its own shares on the stock exchange. This power covers the divestment on the stock exchange of shares of the company by one of its direct subsidiaries.

The company may, without any authorisation of the Shareholders' Meeting and without any limit as to time, in accordance with Article 622, § 2, first indent of the Companies Code divest itself of its own shares outside the stock exchange at a price determined by the Board of Directors. This power covers the divestment outside a stock exchange of shares of the company by one of its direct subsidiaries, at a price determined by the Board of Directors of the latter.

By resolution of the Extraordinary Shareholders' Meeting of the thirtieth of April two thousand and two, the Board of Directors was authorised - subject to compliance with the provisions of Articles 620 ff. of the Companies Code - to purchase the company's own shares for the company's account where such acquisition is necessary to avoid serious and imminent harm to the company. Such authority is valid for three (3) years as from the date on which the aforesaid resolution was published.

ARTICLE 11. - INDIVISIBILITY OF SECURITIES

All securities shall be held in undivided ownership *vis-à-vis* the company.

Without prejudice to Article 26 of the Articles, relating to representation at the Shareholders' Meeting, the company may suspend all rights attaching to securities until such time as one individual shall have been appointed holder thereof *vis à vis* the company.

ARTICLE 12. - SUCCESSORS IN TITLE

The rights and obligations attaching to a share follow that share regardless of whom it is transferred to.

Neither the heirs nor the creditors of a shareholder may, on any grounds whatsoever, require the division or sale by auction of the company's assets, nor interfere in any way whatsoever with the administration of the company.

They shall, in exercising their rights, abide by the annual accounts and decisions of the Shareholders' Meeting.

ARTICLE 12 *BIS*. - CERTIFICATION OF THE SECURITIES OF THE COMPANY

The Board of Directors may resolve that the company will give assistance to a third party for the issuing by the latter of certificates, under the conditions set out by law, in order to represent securities issued by the company. It may resolve that the company will pay all or part of the charges of such certification and of the setting up and operating charges of the issuer of the certificates, insofar as such payment is in the interests of the company.

A certificate holder or issuer or any third party of any kind may only invoke the assistance of the company in their issuing if the company has confirmed this assistance in writing to the issuer. The holders of such certificates may only exercise rights towards the company that are granted to

them by law if the form of the bearer certificates as well as the evidence of ownership of the registered certificates have previously been approved in writing by the company.

An issuer of certificates, whether or not issued with the assistance of the company, intending to participate in a Shareholders' Meeting and exercise the voting rights linked to the certified securities shall comply with the particular notice formalities described in Article 25.

A holder of certificates issued with the assistance of the company, intending, as authorised by the law, to attend a Shareholders' Meeting in a consultative capacity, shall comply with the particular notification and notice formalities described in Article 25.

Chapter III. - Administration - Audit - Management

ARTICLE 13. - COMPOSITION OF THE BOARD OF DIRECTORS

The company shall be managed by a Board of Directors of between three (3) and fourteen (14) directors, who may be natural persons or legal entities, may but need not be shareholders, are appointed by the Shareholders' Meeting and are dismissible by it at any time.

When a legal entity is appointed as a director, it must specifically appoint an individual as its permanent representative, such individual to be chosen from among its shareholders, managers, directors or employees and to carry out the office of director in the name and on behalf of the legal entity. The legal entity may not revoke its permanent representative without simultaneously appointing a successor. The appointment and termination of the office of the permanent representative are governed by the same disclosure rules as if he/she were exercising the office on his/her own behalf.

The term of office of the directors shall be three (3) years, unless the Shareholders' Meeting fixes a shorter term.

The directors shall be eligible for re-election.

The term of office of a retiring director who has not been re-elected shall terminate immediately after the closing of the Annual Shareholders' Meeting.

ARTICLE 14. - CASUAL VACANCIES

The remaining directors convened as a Board may make appointments to fill one or several casual vacancy (vacancies) arising on the Board until the next Shareholders' Meeting, which shall proceed to the firm appointment.

ARTICLE 15. - CHAIRMAN OF THE BOARD

The Board of Directors shall elect one of its members to be chairman, and may elect one or more vice-chairman (chairmen).

The Shareholders' Meeting may, upon proposal of the Board of Directors, confer honorary status on former chairmen, vice-chairmen or directors. The Board may then invite them to attend its meetings in an advisory capacity.

ARTICLE 16. - MEETINGS

The Board of Directors shall meet as frequently as the interests of the company shall require.

The Board of Directors shall hold regular meetings at such times as may be from time to time fixed by a resolution of the Board of Directors. A meeting of the Board of Directors shall be held without notice immediately following the Annual Shareholders' Meeting.

In addition, special meetings of the Board of Directors may be called and held at any time upon the call of either the Chairman or at least two (2) directors, by notice to each director at least three (3) business days before the meeting. Reasonable efforts shall be made to ensure that each director actually receives timely notice of any such special meeting. Where duly justified by emergency and by the corporate interest of the company, the above notice period of three (3) business days may be waived by the unanimous consent of the directors expressed in writing.

Convening notices may validly be made in writing, or sent by electronic mail, provided that no notice (other than the resolution fixing their time) need be given as to regularly scheduled meetings.

The meetings of the Board of Directors shall be conducted under the chairmanship of the Chairman or, in case of impediment, a vice-chairman (if any has been elected) or a director appointed by his/her fellow directors.

Meetings of the Board of Directors shall be convened at the registered office of the company or at the place indicated in the notice convening the meeting.

Any or all of the directors may participate in a meeting of the Board of Directors by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

Where duly justified by emergency and by the corporate interest of the company, decisions of the Board of Directors may be adopted, without any physical meeting, by the unanimous consent of the directors expressed in writing. Such procedure may not be used for the approval of the annual accounts or the use of the authorised capital.

ARTICLE 17. - DELIBERATIONS

Except in cases of *force majeure*, and, namely, war, civil disturbance and disaster, in which case the quorum for the Board of Directors shall be three (3) directors present or represented and in which case the Board of Directors may validly deliberate only with respect to actions required to be taken to protect the interests of the company in connection with the circumstances of force majeure, the Board of Directors may validly deliberate only if the majority of the directors are present or represented.

Any director may grant a proxy to another director in order to be represented at a specific meeting. Such proxies must be recorded in a proxy form bearing the director's signature (which may be a digital signature as defined in Article 1322, paragraph 2 of the Civil Code) and must be notified to the Board of Directors by letter, fax, e-mail, or any other means specified in Article 2281 of the Civil Code.

However, no director may hold a proxy for more than one (1) director. A director so represented shall be deemed to be present in person.

The decisions of the Board shall be taken by a majority of the votes cast, discounting abstentions.

In case of an equality of votes, the chairman of the meeting shall not have a casting vote.

ARTICLE 18. - MINUTES

The decisions of the Board of Directors shall be recorded in minutes, kept at the registered office of the company, and signed by the majority of members present at the meeting.

Copies of the minutes under private deed, to be produced in court or in any other place, may validly be signed by two (2) directors. Extracts from the minutes under private deed to be produced in court or in any other place, may validly be signed by one (1) person to whom the day-to-day management of the company has been delegated.

Copies or extracts of these minutes that must be produced in court or elsewhere are signed by one (1) director.

ARTICLE 19. - POWERS OF THE DIRECTORS

The Board of Directors shall have the powers to do all that is necessary or useful to achieve the corporate purpose of the company, with the exception of those powers reserved to the Shareholders' Meeting by law or these Articles.

Irrespective of the Board's general powers of representation as a collegial body, the company shall be validly represented in legal proceedings, and in instruments including those involving the officiation of a public civil servant or a ministerial officer, by two (2) directors acting jointly.

ARTICLE 20. - MANAGEMENT COMMITTEE - DELEGATED POWERS

The Board of Directors may appoint a Management Committee from amongst or outside its members.

It shall fix the powers and procedures thereof and set the remuneration of its members which shall be charged to overheads.

The Board of Directors may confer the powers of day-to-day management of the company, together with the power to represent the company for such day-to-day management, upon one or more persons who may but need not be directors.

The Board of Directors, the Management Committee, and the persons with the powers of day-to-day management within the limits of those management powers, may likewise grant special and specific authority to one or more persons of their choice.

Agents granted special authority may appoint one or more substitutes to exercise their powers.

Agents granted special authority and their substitutes may represent the company in instruments including those involving the officiation of a public civil servant or officer. The production of a copy of the decision of the Board of Directors or the authority conferred by one or

more persons with the powers of day-to-day management, by the Management Committee or agents holding special authority shall constitute sufficient proof of their powers.

ARTICLE 21. - AUDIT

The financial position, annual accounts and compliance with the law and these Articles or transactions required to be disclosed in the annual accounts shall be audited by one or more statutory auditors, who may be natural or legal persons, appointed by the Shareholders' Meeting.

The statutory auditors shall hold office for renewable periods of three (3) years.

The appointment of retiring auditors which have not been re-appointed shall terminate immediately after the closing of the Annual Shareholders' Meeting.

ARTICLE 22. - REMUNERATION - EMOLUMENTS

The Shareholders' Meeting may grant the directors' emoluments, which shall be chargeable to overheads.

The statutory auditor(s) shall be remunerated by a fixed fee determined by the Shareholders' Meeting at the beginning of his (their) mandate and which may be changed only by agreement between the parties.

CHAPTER IV - SHAREHOLDERS' MEETINGS

ARTICLE 23. - POWERS

A duly constituted Shareholders' Meeting represents all the shareholders.

It has the powers conferred on it by law and these Articles.

The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:

- any decision to apply for the delisting of the securities of the company from any stock market;
- any repurchase (buy-back) of outstanding shares, options, warrants or rights to acquire shares in the company, for the purpose of distributing them to its employees, outside the ordinary course of business (it being understood that share buy-back programs of a size and scope customary in the market for companies of similar sizes and entered into in connection with stock option plans shall be considered to be in the ordinary course of business);
- any acquisition or disposal of tangible assets by the company for an amount higher than the value of 1/3 of the company's consolidated assets;
- any modification of the company's dividend payout policy, it being understood that the current policy consists in issuing a dividend representing 25 to 33% on average

of the company's consolidated net earnings before goodwill amortisation, subject to applicable legal provisions on distributable profit.

The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 50% plus one of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:

- the approval of the individual to whom the Board of Directors proposes to delegate authority for the day-to-day management of the company and appoint as Chief Executive Officer, and the ratification of any decision by the Board of Directors to dismiss such individual;
- any modification of the company's executive remuneration and incentive compensation policy;
- the ratification of any transaction of the company or one of its direct or indirect subsidiaries with a controlling shareholder of the company or with a legal or natural person affiliated to or associated with such controlling shareholder within the meaning of Article 11 and 12 of the Companies Code, it being understood that, for the purposes of this provision of the by-laws, the direct or indirect subsidiaries of the company are not considered as affiliated to or associated with the controlling shareholders;
- any modification of the company's target capital structure and the maximum level of net debt.

ARTICLE 24. - <u>MEETINGS</u>

The Annual Shareholders' Meeting, called "ordinary", shall be held, each year, at eleven (11) o'clock in the morning the last Tuesday of April, in one of the municipalities of the Brussels-Capital Region, in Leuven or in Liège, at the place designated by the convening notice. If such day is a legal public holiday, the meeting shall be held at the same hour on the following working day, Saturdays excepted.

The other Shareholders' Meetings shall be held on the day, at the hour and in the place designated by the convening notice. They may be held at locations other than the registered office.

The body convening a meeting shall designate the places where the bearer shares shall be deposited and blocked and where the certified statement of blocking of dematerialised shares is to be deposited.

The convocations made by the Board of Directors may validly be signed in its name by a person to whom the day-to-day management has been delegated.

ARTICLE 25. - <u>ADMISSION TO SHAREHOLDERS' MEETINGS</u>

a) <u>Notice formalities</u>

In order to have the right to participate in the meeting, holders of bearer shares shall be required to deposit and block their shares at the places indicated in the convening notices, at the latest on the third (3rd) working day before the day of the meeting.

Except where the body which convenes the meeting decides otherwise and so indicates in the notice convening the meeting:

- the physical deposit of the shares may be validly replaced by the deposit, at the places and within the times indicated, of a certificate established by a financial institution, Belgian or foreign, certifying the blocking of the shares until the Shareholders' Meeting date and indicating the serial numbers of such blocked shares;

- if the bearer shares to be deposited are held up in an account of fungible shares by the inter-professional organisation approved by the King in accordance with Royal Decree no. 62 of the tenth of November nineteen hundred and sixty-seven promoting the circulation of securities or by an affiliate of this organisation, their deposit and physical blocking may validly be replaced by the deposit, at the places and within the times indicated, of a certified statement of unavailability issued by this organisation or one of its affiliates.

For owners of dematerialised shares, the right to participate in the meeting is conditional upon the deposit, at the places indicated in the convening notice, at the latest on the third (3rd) working day prior to the day chosen for the meeting, of a certificate issued by a recognised registrar approved in accordance with Article 468 of the Companies Code or by the clearing organisation approved in accordance with the same Article, and certifying the unavailability of the shares until the date of the Shareholders' Meeting.

The designated depository shall give the depositor an acknowledgement of receipt, on presentation of which the owner of the bearer or dematerialised shares, or his proxy, is admitted to the place where the meeting is convened. For bearer shares, the acknowledgement of receipt shall indicate their serial number.

If the body which convenes the Meeting designates financial institutions abroad where deposits can be made, these institutions shall be authorised to appoint, in their respective countries, other financial institutions where bearer shares or the certified statement of unavailability of dematerialised shares may also be deposited, and to publish the list thereof.

To participate in the meeting, owners of registered shares are required to be recorded in the register of the registered shares of the company, at the latest on the third (3rd) working day before the day chosen for the meeting. The body which convenes the meeting may indicate in the convening notice that, in order to participate in the Meeting, the company must also have received, within the same time period, the written notification of the shareholder, expressing its intention to participate in the meeting, and indicating the number of shares in respect of which it intends to exercise the rights during the meeting.

An issuer of certificates relating to registered shares must advise this capacity to the company, which will record it in the register of such shares. An issuer which refrains from notifying this capacity to the company can only vote at a Shareholders' Meeting if the written advice indicating its intention to participate in that Shareholders' Meeting specifies its capacity of issuer.

An issuer of certificates linked to bearer shares or dematerialised shares must notify the company of its capacity of issuer before exercising any vote, at the latest at the time of the deposit of the shares with a view to participating in the Meeting during which it will exercise this right. In the absence of such notification, these shares cannot participate in voting.

Working days must be understood as meaning all the days of the week with the exception of Saturdays, Sundays and legal holidays.

b) Proxies and powers of attorney

Any shareholder with the right to vote may personally participate in the meeting or may give a proxy to another shareholder to represent it at a Shareholders' Meeting . The body which convenes the meeting may determine the form of written proxy to be given to the proxy holder. It can require that the signed proxies be deposited before the meeting at the places and within the time limits that it determines.

A natural or legal person holding shares, in a capacity of "trustee", "nominee" or in any other fiduciary capacity on behalf of the employees of the company or its subsidiaries, of which the latter are the ultimate beneficiaries, must exercise the voting rights related to those shares in accordance with the instructions received from those beneficiaries. This person cannot exercise voting rights relating to shares for which it has not received any voting instruction on how to vote.

c) Formalities for admission

Prior to the meeting, the shareholders or their proxies are required to sign an attendance sheet, indicating their first name, last name, and place of residence or corporate denomination and registered office, as well as the number of shares in respect of which they are participating in the Meeting. Holders of bearer and dematerialised shares, as well as the proxy holders of shareholders, must deposit the acknowledgement of receipt issued by the depository designated in the convening notices. Representatives of legal entities must provide the documents evidencing their capacity as bodies or special proxy holders.

Moreover, the proxy holders of shareholders which have the form of a legal entity and those of shareholders who are natural persons must also provide the company with the original of the proxy evidencing their powers, unless the convening notice has required the previous filing thereof. The natural persons, shareholders, bodies or proxy holders who take part in the Shareholders' Meeting must be able to prove their identity.

d) Other securities

The holders of profit sharing certificates, non-voting shares, bonds, subscription rights or other securities issued by the company, as well as the holders of certificates issued with the assistance of the company and representing securities issued by the latter, may participate in the Shareholders' Meeting insofar as the law entitles them to do so, and, as the case may be, gives them the right to participate in voting. If they propose to participate, they are subject to the same formalities concerning notice and access, and forms and deposit of proxies, as those imposed on the shareholders.

ARTICLE 26. - COMPETING RIGHTS

Co-owners, as well as pledgors and pledgees, must be represented by a sole person. The bare owners will represent the usufructuaries unless otherwise provided in the deed establishing the usufruct or agreed upon. In the event of dispute between the bare owner and the usufructuary concerning the existence or scope of such agreement or provision, only the bare owner shall be admitted to participate in the Shareholders' Meeting and participate in voting.

ARTICLE 26 *BIS*. - VOTE BY CORRESPONDENCE

Any shareholder may vote by correspondence at any Shareholders' Meeting by means of a special form stating (i) the shareholder's name and address or registered office, (ii) the number of shares with which it is voting, and (iii) a statement for each item of the agenda as to how its vote

shall be cast, or on which it shall abstain. For the calculation of the quorum, only forms received by the company at the address specified in the convening notice, at the latest on the third (3rd) working day before the meeting, will be taken into account.

The Board of Directors may organise a vote by correspondence in electronic form or by means of one or several Web sites. It shall specify the practical terms of this electronic vote, and will ensure that the system used may include the details set out in the first indent and will monitor compliance with the time limit for receipt set out therein.

Shareholders voting by correspondence, as the case may be in electronic form, must comply with the formalities set out in item a) of Article 25.

ARTICLE 27. - CHAIRMANSHIP AND OFFICE

The Meeting shall be chaired by the Chairman of the Board of Directors, or, in case of absence or impediment, by a Vice-Chairman, or in the absence of all such, by a director previously appointed for this purpose by the Board of Directors, or, in the absence of such appointment, by the other directors present.

The Chairman of the meeting shall appoint the Secretary, who does not need to be a shareholder. If the number of participants so requires, he shall appoint two (2) Tellers from among the shareholders or their representatives. The Chairman, the Secretary and the Tellers together make up the Office.

The Chairman can appoint the Office prior to the opening of the meeting, and the latter, thus constituted, can proceed to the verification of the powers of the participants prior to this opening.

ARTICLE 28. - DELIBERATIONS

The Shareholders' Meeting may deliberate only the business on its agenda. No item of business moved by shareholders representing one-fifth of all shares shall be included on the agenda unless notified to the Board of Directors sufficiently far in advance to be included in the notices convening the meeting, and not later than thirty (30) days before the date of the Meeting.

For all matters, except where a statutory quorum is required, resolutions shall be passed by a majority of the votes cast plus one.

Each share gives entitlement to one (1) vote.

Without prejudice to what is specified below concerning voting in relation to appointments, voting shall be by show of hands unless, in view of the number of participants, the Chairman of the meeting thinks it preferable to vote by roll-call or by vote of named and signed bills.

Voting in relation to appointments to vacant posts shall be done separately for each post to which an appointment is to be made.

Voting is done by named and signed bills, unless the Meeting, at the request of one or more participants, and resolving with a quorum of the majority of votes expressed by the shares present and represented, decides to proceed by secret ballot. In that case, voting is done by means of unnamed bills, with multiple votes of different numbers given to each of the participants in proportion to the amount of the total amount of votes attributable to him.

The bills, named or unnamed, carry the name of the candidates for the vacant posts and the shareholder indicates the candidate for which he is voting. All the candidates are voted upon for the first vacancy. The candidate who receives one-half of the votes plus one shall obtain the first post. For the second post, the name of the first candidate to be elected is removed, and so on until all the vacancies have been decided upon. Where, in any election, no candidate receives an absolute majority of the votes, a run-off ballot shall be held between the two (2) candidates who received the highest number of votes. The candidate who receives the highest number of votes in this run-off ballot is elected. In case of an equality of votes in the run-off ballot, the candidate most senior by age shall be elected.

Shareholders' Meetings may be broadcast by way of live or recorded video conferences or audio conferences, in part or as a whole, via one or more Web sites as the case may be, from the place where the meeting is held to one or more remote places where some people, identified or not, are located. Physical persons who attend a Meeting agree by this very fact that their picture may be so transmitted.

ARTICLE 29. - MINUTES

The minutes of Shareholders' Meetings shall be signed by the Chairman of the Meeting, the Secretary, the Tellers and such shareholders or their proxies as wish to do so.

Copies of the minutes under private deed ,to be produced in court or in any other place, are signed by two (2) directors. Extracts of the minutes under private deed, to be produced in court or in any other place, may validly be signed by a person delegated to the day-to-day management of the company.

ARTICLE 30. - ADJOURNMENTS

Irrespective of the items on the agenda, the Board of Directors may adjourn any ordinary or other Shareholders' Meeting. It can use this right at any time, but only after the opening of the meeting. Its decision, which does not have to be justified, must be notified to the Shareholders' Meeting before the end of the meeting, and mentioned in the minutes.

Such adjournment cancels all decisions taken during the meeting.

The Shareholders' Meeting shall be convened again within three (3) weeks and with the same agenda. The formalities completed in order to attend the first meeting, including the deposit of the bearer shares and certified statement of dematerialised shares, the advice of presence of registered shareholders, and, as the case may be, the deposit of the proxies, shall remain valid for the second meeting. Additional deposits of bearer shares and certified statements of unavailability of dematerialised shares, as well as additional advice of presence of shareholders, will be admitted within the time limits.

CHAPTER V. - INVENTORY AND ANNUAL ACCOUNTS

ARTICLE 31. - ACCOUNTING RECORDS

The financial year shall begin on the first of January and end on the thirty-first of December each year.

At the end of each financial year, the Board of Directors shall draw up an inventory and the annual accounts of the company.

ARTICLE 32. - PROFIT ALLOCATION

No less than five per cent (5%) of the net profits of the company, after deduction of overheads and depreciation, shall be allocated each year to the legal reserve. Such allocation shall cease to be compulsory once the legal reserve has become equal to one tenth ($1/10^{th}$) of the share capital.

The Shareholders' Meeting shall allocate the balance of the net profit on the recommendation of the Board of Directors.

ARTICLE 33. - PAYMENT OF DIVIDENDS

The annual dividends shall be paid at the dates and places appointed by the Board of Directors.

The Board of Directors may pay an interim dividend in accordance with the provisions of the Companies Code.

CHAPTER VI. - DISSOLUTION - WINDING UP

ARTICLE 34. - WINDING UP

If the company shall be dissolved, it shall be wound up in the manner decided by the Shareholders' Meeting, which shall appoint the liquidators.

The Shareholders' Meeting shall have the widest powers to determine the powers of the liquidators, fix their emoluments and grant them discharge, even while the liquidation is still pending.

ARTICLE 35. - DISTRIBUTION

After all liabilities have been cleared, the balance of the assets owned by the Company shall be distributed equally among all the shares.

CHAPTER VII. - MISCELLANEOUS PROVISIONS

ARTICLE 36. - ADDRESS FOR SERVICE

Any shareholder, bondholder, director, statutory auditor or liquidator of the company not residing in Belgium shall elect an official address in Belgium. Otherwise he shall be deemed to have elected the registered office of the company as his official address where all communications, notices, processes and documents may validly be sent to or served upon him.

ARTICLE 37. - CAPITAL HISTORY

The company was incorporated on the second of August nineteen hundred and seventy-seven with a share capital of BEF one million two hundred and fifty thousand (1,250,000) divided into two hundred and fifty (250) shares without nominal value, each representing one two hundred and fiftieth (1/250th) part of the share capital.

By resolution of the Extraordinary Shareholders' Meeting held on the thirtieth of September nineteen hundred and seventy-seven, the share capital of the company was increased to BEF two hundred and fifty million (250,000,000) divided into forty-eight thousand and six (48,006) shares without nominal value, each representing one forty-eight thousand and sixth (1/48,006th) part of the share capital.

By resolution of the Extraordinary Shareholders' Meeting held on the twenty-eighth of February nineteen hundred and eighty-six, the share capital of the company was increased to BEF one billion five hundred million (1,500,000,000) divided into four hundred and sixty thousand (460,000) shares without nominal value, each representing one four hundred and sixty thousandth (1/460,000th) part of the share capital.

By resolution of the Board of Directors meeting held on the first of September nineteen hundred and eighty-seven, the capital was increased by a contribution in kind within the framework of the authorised capital to BEF two billion six hundred and fifty-seven million sixty-seven thousand five hundred and forty-five (2,657,067,545) by the creation of three hundred and fifty-four thousand eight hundred and thirty-four (354,834) shares, without nominal value.

By resolution of the Board of Directors meeting held on the thirtieth of October nineteen hundred and eighty-seven, followed by a deed of record dated the twenty-third of November, the share capital was first increased by contributions in kind within the framework of the authorised capital to BEF two billion nine hundred and seven million sixty-five thousand four hundred and four (2,907,065,404) by the creation of seventy-six thousand six hundred and sixty-six (76,666) new shares, without nominal value, and thereafter, without further asset contributions or the creation of further new shares, increased by a transfer from the issue premium account to BEF ten billion (10,000,000,000).

By resolution of the Extraordinary Shareholders' Meeting held on the eighteenth of November nineteen hundred and ninety-three, the share capital was first reduced by BEF eight hundred and two million nineteen thousand and sixty-eight (802,019,068) by the purchase of seventy-one thousand five hundred (71,500) of the company's own shares for destruction immediately after purchase in accordance with Article 52 *bis* 4, 1, of the Consolidated Laws on Commercial Companies. The share capital was then increased forthwith by BEF eight hundred and two million nineteen thousand and sixty-eight (802,019,068) to restore it to BEF ten billion (10,000,000,000) by transfer from the fully paid tax capital as contained in the issue premium account without creation of new shares.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of April nineteen hundred and ninety-four:

- a deed of record of the fourth of July nineteen hundred and ninety-seven evidenced that the share capital had been increased by BEF four million three hundred and seventeen thousand and thirty (4,317,030) by the subscription of three hundred and fifty-four (354) new registered shares, paid in cash, such that the share capital then stood at ten billion four million three hundred and seventeen thousand and thirty (10,004,317,030), divided into eight hundred and four thousand one hundred and fifty-five (804,155) shares without nominal value.

- a deed of record of the twenty-second of December nineteen hundred and ninety-seven evidenced that the share capital had been increased by BEF three million eight hundred and ninety thousand two hundred and five (3,890,205) by the subscription of three hundred and nineteen (319) new registered shares, paid in cash, such that the capital then stood at BEF ten billion eight million two hundred and seven thousand two hundred and thirty-five (10,008,207,235), divided into eight hundred and four thousand four hundred and seventy-four (804,474) shares without nominal value.

- a deed of record of the twenty-fourth of February nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF one million nine hundred and two thousand four hundred and twenty (1,902,420) by the subscription of one hundred and fifty -six (156) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion ten million one hundred and nine thousand six hundred and fifty-five (10,010,109,655), divided into eight hundred and four thousand six hundred and thirty (804,630) shares without nominal value.

- a deed of record of the twenty-ninth of May nineteen hundred and ninety-eight evidenced that the share capital had been increased by five million nine hundred and seventy-five thousand five hundred and fifty (5,975,550) by the subscription of four hundred and ninety (490) new registered shares, paid in cash, such that the share capital then stood at ten billion sixteen million eighty-five thousand two hundred and five (10,016,085,205), divided into eight hundred and five thousand one hundred and twenty (805,120) shares without nominal value.

- a deed of record of the thirty-first of August nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF two million six hundred and seventy thousand seven hundred and five (2,670,705) by the subscription of two hundred and nineteen (219) new registered shares, paid in cash, such that the share capital then stood at ten billion eighteen million seven hundred and fifty-five thousand nine hundred and BEF ten (10,018,755,910) , divided into eight hundred and five thousand three hundred and thirty-nine (805,339) shares without nominal value.

- a deed of record of the twenty-fourth of November nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF two million nine hundred and two thousand four hundred and ten (2,902,410) by the subscription of two hundred and thirty-eight (238) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion twenty-one million six hundred and fifty-eight thousand three hundred and twenty (10,021,658,320), divided into eight hundred and five thousand five hundred and seventy-seven (805,577) shares without nominal value.

- a deed of record of the first of March nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF thirty-seven million two hundred and ninety-two thousand three hundred and ten (37,292,310) by the subscription of three thousand and fifty-eight (3,058) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion fifty-eight million nine hundred and fifty thousand six hundred and thirty (10,058,950,630), divided into eight hundred and eight thousand six hundred and thirty-five (808,635) shares without nominal value.

- a deed of record of the twenty-seventh of May nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF seventy-two million one hundred and ninety-four thousand four hundred (72,194,400) by the subscription of five thousand nine hundred and twenty (5,920) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion one hundred and thirty-one million one hundred and forty-five thousand and thirty (10,131,145,030), divided into eight hundred and fourteen thousand five hundred and fifty-five (814,555) shares without nominal value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six:

- a deed of record of the fourth of June nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF eight hundred and ninety-five thousand six hundred and eighty (895,680) by the subscription of seventy-two (72) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion one hundred and thirty-two million forty thousand seven hundred and ten (10,132,040,710), divided into eight hundred and fourteen thousand six hundred and twenty-seven (814,627) shares without nominal value.

The Extraordinary Shareholders' Meeting held on the twenty-fourth of June nineteen hundred and ninety-nine resolved to express the share capital in euro, to increase this capital by capitalisation of available reserves, without issue of new shares, and to divide each outstanding share into two hundred shares. Consequently, the Shareholders' Meeting determined that the capital had been increased to euro two hundred and fifty-one million one hundred and sixty-seven thousand (251,167,000) divided into one hundred and sixty-two million nine hundred and twenty-five thousand four hundred (162,925,400) shares without nominal value, fully paid, each representing one hundred and sixty-two million nine hundred and twenty-five thousand four hundredth (1/162,925,400th) part of the share capital.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six:

- a deed of record of the thirtieth of September nineteen hundred and ninety-nine evidenced that the share capital had been increased by euro nine hundred and seventy-seven thousand five hundred and ninety-two (977,592) by the subscription of six hundred and thirty-four thousand eight hundred (634,800) new registered shares, paid in cash, such that the share capital then stood at euro two hundred and fifty-two million one hundred and forty-four thousand five hundred and ninety-two (252,144,592), divided into one hundred and sixty-three million five hundred and sixty thousand two hundred (163,560,200) shares without nominal value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of April nineteen hundred and ninety-six and a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six respectively:

- a deed of record of the thirtieth of May two thousand evidenced that the share capital had been increased by euro six hundred and forty-six thousand one hundred and eighty-four (646,184) by the subscription of four hundred and nineteen thousand six hundred (419,600) new registered shares, paid in cash, such that the share capital then stood at euro two hundred and fifty-two million seven hundred and ninety thousand seven hundred and seventy-six (252,790,776), divided into one hundred and sixty-three million nine hundred and seventy-nine thousand eight hundred (163,979,800) shares without nominal value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six:

- a deed of record of the sixth of July two thousand evidenced that the share capital had been increased by euro thirty thousand eight hundred (30,800) by the subscription of twenty thousand (20,000) new registered shares, paid in cash, such that the capital then stood at euro two hundred and fifty-two million eight hundred and twenty-one thousand five hundred and seventy-six (252,821,576), divided into one hundred and sixty-three million nine hundred and ninety-nine thousand eight hundred (163,999,800) shares without nominal value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders' Meeting of the twentieth of April nineteen hundred and ninety-four and a resolution of the Shareholders' Meeting of the twentieth of May nineteen hundred and ninety-six respectively:

- a deed of record of the thirteenth of September two thousand evidenced that the share capital had been increased by euro one million four hundred and fourteen thousand and twenty-eight (1,414,028) by the subscription of nine hundred and eighteen thousand two hundred (918,200) new registered shares without nominal value, paid in cash, such that the share capital then stood at euro two hundred and fifty-four million two hundred and thirty-five thousand six hundred and four (254,235,604), divided into one hundred and sixty-four million nine hundred and eighteen thousand (164,918,000) shares without nominal value.

The Extraordinary Shareholders' Meeting held on the thirty-first of October two thousand decided to split each of the one hundred and sixty-four million nine hundred and eighteen thousand (164,918,000) outstanding shares into two shares; as a consequence, the share capital, standing at euro two hundred and fifty-four million two hundred and thirty-five thousand six hundred and four (254,235,604), is now represented by three hundred and twenty-nine million eight hundred and thirty-six thousand (329,836,000) shares without nominal value.

A deed of record of the fifth of December two thousand evidenced that the share capital had been increased by euro sixty-seven million nine hundred and fourteen thousand (67,914,000) by

the subscription of eighty-eight million two hundred thousand (88,200,000) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-two million one hundred and forty-nine thousand six hundred and four (322,149,604), divided into four hundred and eighteen million thirty-six thousand (418,036,000) shares without nominal value.

A deed of record of the twelfth of December two thousand evidenced that the share capital had been increased by euro six million eight hundred and sixty-two thousand eight hundred and fifty-six (6,862,856) by the subscription of eight million nine hundred and twelve thousand eight hundred (8,912,800) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-nine million twelve thousand four hundred and sixty (329,012,460), divided into four hundred and twenty-six million nine hundred and forty-eight thousand eight hundred (426,948,800) shares without nominal value.

A deed of record of the twenty-second of December two thousand evidenced that the share capital had been increased by euro three hundred and fifty million five hundred and eleven and seventy cents (350,511.7) by the subscription of four hundred and fifty-five thousand two hundred and ten (455,210) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-nine million three hundred and sixty-two thousand nine hundred and seventy one and seventy cents (329,362,971.7), divided into four hundred and twenty seven million four hundred and four thousand and ten (427,404,010) shares without nominal value.

A deed of record of the fifteenth of January two thousand and one evidenced that the capital had been increased by euro four hundred and sixty seven and thirty-nine cents (467.39) by the subscription of six hundred and seven (607) new ordinary shares, paid in cash, such that the capital then stood at euro three hundred and twenty-nine million three hundred and sixty-three thousand four hundred and thirty-nine and nine cents (329,363,439.09), divided into four hundred and twenty-seven million four hundred and four thousand six hundred and seventeen (427,404,617) shares without nominal value.

A deed of record of the third of April two thousand and one evidenced that the share capital had been increased by euro two hundred and eighty-seven thousand three hundred sixty-four (287,364 €) by the subscription of three hundred seventy-three thousand two hundred (373,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and twenty-nine million six hundred and fifty thousand eight hundred and three and nine cents (329,650,803.09 €), divided into four hundred and twenty-seven million seven hundred seventy-seven thousand eight hundred and seventeen (427,777,817) shares without nominal value.

A deed of record of the twenty-sixth of April two thousand and one evidenced that the share capital had been increased by euro six hundred and eighty-four thousand three hundred seventy-six (684,376 €) by the subscription of eight hundred eighty-eight thousand eight hundred (888,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million three hundred and thirty-five thousand hundred seventy-nine and nine cents (330,335,079.09 €), divided into four hundred and twenty-eight million six hundred sixty-six thousand six hundred and seventeen (428,666,617) shares without nominal value.

A deed of record of the twenty third of May two thousand and one evidenced that the share capital had been increased by euro three hundred and thirty-four thousand one hundred eighty (334,180 €) by the subscription of four hundred thirty-four thousand (434,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and

thirty million six hundred and sixty-nine thousand three hundred fifty-nine and nine cents (330,669,359.09 €), divided into four hundred and twenty-nine million one hundred thousand six hundred seventeen (429,100,617) shares without nominal value.

A deed of record of the twenty eight of June two thousand and one evidenced that the share capital had been increased by euro eighty-three thousand seven hundred and seventy-six (83,776 €) by the subscription of one hundred and eight thousand eight hundred (108,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and fifty-three thousand one hundred thirty-five and nine cents (330,753,135.09 €), divided into four hundred and twenty-nine million two hundred and nine thousand four hundred seventeen (429,209,417) shares without nominal value.

A deed of record of the thirtieth of July two thousand and one evidenced that the share capital had been increased by euro fourteen thousand four hundred seventy-six (14,476 €) by the subscription of eighteen thousand eight hundred (18,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and sixty-seven thousand six hundred and eleven and nine cents (330,767,611.09 €), divided into four hundred and twenty-nine million two hundred twenty-eight thousand and two hundred seventeen (429,228,217) shares without nominal value.

A deed of record of the thirtieth of August two thousand and one evidenced that the share capital had been increased by euro eleven thousand eighty-eight (11,088 €) by the subscription of fourteen thousand four hundred (14,400) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and seventy-eight thousand six hundred ninety-nine and nine cents (330,778,699.09 €), divided into four hundred and twenty-nine million two hundred forty-two thousand and six hundred seventeen (429,242,617) shares without nominal value.

A deed of record of the twenty-eight of September two thousand and one evidenced that the share capital had been increased by euro three hundred and twenty-four thousand and sixteen (324,016€) by the subscription of four hundred twenty thousand eight hundred (420,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million one hundred and two thousand seven hundred fifteen and nine cents (331,102,715.09 €), divided into four hundred and twenty-nine million six hundred sixty-three thousand and four hundred seventeen (429,636,417) shares without nominal value.

A deed of record of the thirtieth of October two thousand and one evidenced that the share capital had been increased by euro two hundred eighty-seven thousand and fifty-six (287056 €) by the subscription of three hundred seventy-two eight hundred (372,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million three hundred eighty-nine thousand seven hundred seventy-one and nine cents (331,389,771.09 €), divided into four hundred thirty million thirty-six thousand two hundred seventeen (430,036,217) shares without nominal value.

A deed of record of the twenty-ninth of November two thousand and one evidenced that the share capital had been increased by euro fifty-eight thousand and sixty-nine and fifty-five cents (58,069.55 €) by the subscription of seventy-five thousand four hundred fifteen (75,415) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million four hundred forty-seven thousand eight hundred forty and sixty-four cents

(331,447,840.64€), divided into four hundred thirty million one hundred and eleven thousand six hundred thirty-two (430,111,632) shares without nominal value.

A deed of record of the twenty-ninth of November two thousand and one evidenced that the share capital had been increased by euro three hundred forty thousand nine hundred fifty-six (340,956 €) by the subscription of four hundred forty two thousand eight hundred (442,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million seven hundred eighty-eight thousand seven hundred ninety-six and sixty-four cents (331,788,796.64€), divided into four hundred thirty million five hundred fifty-four thousand four hundred thirty-two (430,554,432) shares without nominal value.

A deed of record of the nineteenth of December two thousand and one evidenced that the share capital had been increased by euro one hundred thirty-eight thousand eight hundred fifty-four and ten cents (138,854.10 €) by the subscription of one hundred eighty thousand three hundred thirty (180,330) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million nine hundred twenty-seven thousand six hundred fifty and seventy-four cents (331,927,650.74 €), divided into four hundred thirty million seven hundred thirty-four thousand seven hundred sixty-two (430,734,762) shares without nominal value.

A deed of record of the nineteenth of December two thousand and one evidenced that the share capital had been increased by euro three hundred and one thousand two hundred twenty-four (301,224 €) by the subscription of three hundred ninety-one thousand two hundred (391,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred twenty-eight thousand eight hundred and seventy-four and seventy-four cents (332,228,874.74 €), divided into four hundred thirty-one million one hundred twenty-five thousand nine hundred and sixty-two (431,125,962) shares without nominal value.

A deed of record of the twenty-seventh of March two thousand and two evidenced that the share capital had been increased by euro ninety-six and twenty-five cents (96.25 €) by the subscription of one hundred and twenty-five (125) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred and twenty-eight thousand nine hundred seventy and ninety-nine cents (332,228,970.99 €), divided into four hundred thirty-one million one hundred and twenty-six thousand eighty-seven (431,126,087) shares without nominal value.

A deed of record of the twenty-seventh of March two thousand and two evidenced that the share capital had been increased by euro fifty-three thousand nine hundred (53,900 €) by the subscription of seventy thousand (70,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred eighty-two thousand eight hundred and seventy and ninety-nine cents (332,282,870.99 €), divided into four hundred thirty-one million one hundred and ninety-six thousand eighty-seven (431,196,087) shares without nominal value.

A deed of record of the thirteenth of June two thousand and two evidenced that the share capital had been increased by euro one hundred and thirty-two thousand one hundred and thirty-two (132,132 €) by the subscription of one hundred and seventy-one thousand six hundred (171,600) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million four hundred and fifteen thousand and two and ninety-nine

cents (332,415,002.99 €), divided into four hundred and thirty-one million three hundred and seventy-six thousand six hundred and eighty-seven (431,367,687) shares without nominal value.

A deed of record of the second of July two thousand and two evidenced that the share capital had been increased by euro eighty-five thousand and eight (85,008 €) by the subscription of one hundred and ten thousand four hundred (110,400) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred thousand and ten and ninety-nine cents (332,500,010.99 €), divided into four hundred and thirty-one million four hundred and seventy-eight thousand eighty-seven (431,478,087) shares without nominal value.

A deed of record of the first of October two thousand and two evidenced that the share capital had been increased by euro seventy-four thousand five hundred and thirty-six (74,536 €) by the subscription of ninety-six thousand eight hundred (96,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred and seventy-four thousand five hundred and forty-six and ninety-nine cents (332,574,546.99 €), divided into four hundred and thirty-one million five hundred and seventy-four thousand eight hundred and eighty-seven (431,574,887) shares without nominal value.

A deed of record of the sixth of November two thousand and two evidenced that the share capital had been increased by euro nine thousand two hundred and forty (9,240 €) by the subscription of twelve thousand (12,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred and eighty-three thousand seven hundred and eighty-six and ninety-nine cents (332,583,786.99 €), divided into four hundred and thirty-one million five hundred and eighty-fix thousand eight hundred and eighty-seven (431,586,887) shares without nominal value.

A deed of record of the twenty-eighth of November two thousand and two evidenced that the share capital had been increased by euro forty-three thousand eight hundred and nine and fifteen cents (43,809.15 €) by the subscription of fifty-six thousand eight hundred and ninety-five (56,895) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million six hundred and twenty-seven thousand five hundred and ninety-six and fourteen cents (332,627,596.14 €), divided into four hundred and thirty-one million six hundred and forty-three thousand seven hundred and eighty-two (431,643,782) shares without nominal value.

A deed of record of the sixth of June two thousand and three evidenced that the share capital had been increased by euro fifty-seven thousand nine hundred and four (57,904 €) by the subscription of seventy-five thousand two hundred (75,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million six hundred and eighty-five thousand five hundred and fourteen cents (332,685,500.14 €), divided into four hundred and thirty-one million seven hundred and eighteen thousand nine hundred and eighty-two (431,718,982) shares without nominal value.

A deed of record of the twenty-ninth of October two thousand and three evidenced that the share capital had been increased by euro sixty-eight thousand three hundred and seventy-six (68,376 €) by the subscription of eighty-eight thousand eight hundred (88,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million seven hundred and fifty-three thousand eight hundred and seventy-six and

fourteen cents (332,753,876.14 €), divided into four hundred and thirty-one million eight hundred and seven thousand seven hundred and eighty-two (431,807,782) shares without nominal value.

A deed of record of the twenty-fifth of November two thousand and three evidenced that the share capital had been increased by euro ninety-nine thousand seven hundred and ninety-two (99,792 €) by the subscription of one hundred and twenty-nine thousand six hundred (129,600) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million eight hundred and fifty-three thousand six hundred and sixty-eight and fourteen cents (332,853,668.14 €), divided into four hundred and thirty-one million nine hundred and thirty-seven thousand three hundred and eighty-two (431,937,382) shares without nominal value.

A deed of record of the twenty-second of December two thousand and three evidenced that the share capital had been increased by euro forty-six thousand eight hundred and sixteen (46,816 €) by the subscription of sixty thousand eight hundred (60,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-two million nine hundred thousand four hundred and eighty-four euro and fourteen cents (332,900,484.14 €), divided into four hundred and thirty-one million nine hundred and ninety-eight thousand one hundred and eighty-two (431,998,182) shares without nominal value.

A deed of record of the twenty-eighth of January two thousand and four evidenced that the share capital had been increased by euro seventy-seven thousand (77,000 €) by the subscription of one hundred thousand (100,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-two million nine hundred and seventy-seven thousand four hundred and eighty-four euro and fourteen cents (332,977,484.14 €), divided into four hundred and thirty-two million ninety-eight thousand one hundred and eighty-two (432,098,182) shares without nominal value.

A deed of record of the twenty-seventh of April two thousand and four evidenced that the share capital had been increased by euro two hundred nineteen thousand two hundred ninety-six (219,296 €) by the subscription of two hundred and eighty-four thousand eight hundred (284,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-three million one hundred and ninety-six thousand seven hundred and eighty euro and fourteen cents (333,196,780.14 €), divided into four hundred and thirty-two million three hundred and eighty-two thousand nine hundred and eighty-two (432,382,982) shares without nominal value.

A deed of record of the ninth of June two thousand and four evidenced that the share capital had been increased by euro eight hundred sixty-two thousand five hundred and thirty-six euro and twenty-nine cents (862,536.29 €) by the subscription of one million one hundred and twenty thousand one hundred and seventy-seven (1,120,177) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-four million fifty-nine thousand three hundred and sixteen euro and forty-three cents (334,059,316.43), divided into four hundred and thirty-three million five hundred and three thousand one hundred and fifty-nine (433,503,159) shares without nominal value.

A deed of record of the thirtieth of June two thousand and four evidenced that the share capital had been increased by euro eleven thousand eighty-eight (11,088 €) by the subscription of fourteen thousand four hundred (14,400) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-four million seventy thousand four hundred

and four euro and forty-three cents (334,070,404.43 €), divided into four hundred and thirty-three million five hundred and seventeen thousand five hundred and fifty-nine (433,517,559) shares without nominal value.

A deed of record of the twenty-seventh of August two thousand and four evidenced that the share capital had been increased by euro one hundred and nine million one hundred and eighteen thousand two hundred and forty (109,118,240 €) by a contribution in kind and by the subscription of one hundred and forty-one million seven hundred and twelve thousand (141,712,000) new ordinary shares, fully paid up, such that the share capital has been brought to four hundred and thirty-three million one hundred and eighty-eight thousand six hundred and forty-four euro and forty-three cents (433,188,644.43 €), divided into five hundred and seventy-five million two hundred and twenty-nine thousand five hundred and fifty-nine (575,229,559) shares without nominal value.

Chapter VIII. - BONDHOLDERS' MEETINGS

ARTICLE 38.

General Meetings of bondholders shall be held in accordance with the provisions of Articles 568 ff. of the Companies Code.

The Office for General Meetings of bondholders shall be composed as provided for in Article 27 of these Articles.

TRANSITORY PROVISIONS

ARTICLE 39. - EXCHANGE OF PRINTED BEARER SECURITIES

Holders of single or collective bearer securities printed before such time as the shares of the company are admitted to the official listing of a stock exchange may only be allocated new printed bearer securities at the company's expense if they are securities in denominations identical to or higher than those of the former printed bearer securities, after the multiplication of such denomination by four hundred to take into account the splits decided by the Shareholders' Meeting of the twenty-fourth of June nineteen hundred and ninety-nine and by the Shareholders' Meeting of the thirty-first of October two thousand respectively. Any exchange of former printed bearer securities for new printed securities in denominations lower than those of the former original securities, multiplied by four hundred as provided for above, shall be made at the owner's expense.

The delivery of new printed securities in exchange for original printed securities, or pursuant to the conversion of existing registered securities into bearer securities before the sixty-day period mentioned in Article 41, shall only take place at the end of the said sixty-day period, except for the existing shares mentioned sub (ii) in Article 41 insofar as they are offered for sale or lent to the banks intervening in the transaction. The same shall apply to the delivery of new printed securities

representing new shares which may be issued during this period pursuant to the exercise of subscription rights issued by the company.

In any event, the delivery of new printed securities representing securities referred to in the previous paragraph shall take place at the earliest when, within the time periods indicated in the issue prospectus, the new printed securities, representing the new shares issued by the company and offered for subscription simultaneously with the admission to the official listing or admission to negotiation mentioned in Article 41, are available.

ARTICLE 40. - DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS

Cancelled.

ARTICLE 41. - TEMPORARY NON-TRANSFERABILITY OF CERTAIN SHARES

In case of admission of shares of the company to the official listing of a stock exchange or their admission to negotiation on any other regulated market, the sole shares which the shareholders shall be authorised to transfer, on the stock exchange or the relevant market, during a sixty-day period starting as from the day that transactions on the shares of the company are included for the first time in the listing of the stock exchange or relevant market, are (i) the new shares issued by the company and offered for subscription simultaneously with the admission and (ii) the existing shares offered for sale, as the case may be, as part of the same transaction or which are lent by their owner to the banks intervening in the transaction in order to allow them to proceed, as the case may be, to an over-allotment.

The remaining existing shares, except the existing shares mentioned under sub (ii) hereabove insofar as they are offered for sale or lent to banks intervening in the transaction, may not be transferred, including on the stock exchange or on the regulated market, during this sixty-day period. The same applies to all new shares which may be issued during this period pursuant to the exercise of subscription rights issued by the company, without prejudice to more restrictive conditions that may be provided for by the issuing conditions of such subscription rights or by any agreement between the owner and the company or one of its affiliates.

The Board of Directors may, in the interests of the company, resolve to lift the above-mentioned transfer restriction, even if only for a portion of these shares.

Should the company, if applicable, request for technical reasons the admission to official listing or admission to negotiation of such shares as from the beginning of the above-mentioned sixty-day period and should this request be granted by the stock exchange or the relevant market respectively, this shall not constitute an exemption from the transfer restriction mentioned hereabove.

CERTIFIED AS TRUE CONSOLIDATION

Benoît LOORE

***Ad hoc* proxy**

Exhibit C.1

English version
Official versions are in French and Dutch

Interbrew

Limited Liability Company

Grand' Place 1
1000 Brussels

Register of Legal Entities No. 0.417.497.106

The Board of Directors of Interbrew SA/NV ("**Interbrew**") invites the shareholders and, in an advisory capacity, holders of other securities issued by or in cooperation with Interbrew as mentioned at the end of this notice, to attend an Extraordinary Shareholders' Meeting on 27 August 2004 at 9:30 a.m., at Sodehotel, Auditoire Lindbergh, Avenue E. Mounier 5, 1200 Brussels (Belgium).

Shareholders and holders of other securities wishing to attend the meeting are invited to arrive at least 45 minutes before the time set for the meeting, in order to proceed with the registration formalities.

AGENDA

1 New authorised capital

1.1 Special report by the Board of Directors concerning the use and purpose of the authorised capital, drawn up in accordance with Articles 604 and 607 of the Belgian Companies Code.

1.2 New authorised capital and corresponding amendments to Article 6 of the Articles of Association.

Proposed resolutions:

(i) To authorise, with effect as at the date of the publication in the Belgian State Gazette of the resolution of the Extraordinary Shareholders Meeting approving this proposal and for a duration of five years, the Board of Directors to increase, in one or several times, the share capital of Interbrew in order to bring it to a maximum amount of €495,800,000.

(ii) To replace, accordingly, indent 3 of Article 6 of the Articles of Association with the following text: "*Such authorisation is granted to the Board of Directors for a period of five (5) years as from the date of publication of the modification to the Articles resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two*

thousand and four. It can be renewed, once or several times, in accordance with applicable statutory rules".

(iii) To renew, for a period of 3 years with effect as at the 27th of August two thousand and four, the authorisation granted to the Board of Directors to increase the share capital in case of public takeover bid on securities of the company, under the conditions set forth in Article 607 of the Belgian Companies Code.

(iv) To replace, accordingly, the second sentence of indent 5 of Article 6 of the Articles of Association with the following sentence: "*This authorisation is granted for a period of three (3) years as from the 27th of August two thousand and four*".

2 Acknowledgement of directors' independence within the meaning of Article 524 of the Companies Code

Proposed resolutions:

(i) To acknowledge that (i) Mr. Pierre-Jean Everaert, whose office was renewed by the Shareholders' Meeting held on 29 April 2003 and whose office will end after the Shareholders' Meeting which will be called to approve the accounts relating to the financial year of 2005, meets the functional, family and shareholding criteria of independence set forth in Article 524, §4, indent 2 of the Belgian Companies Code; (ii) none of the circumstances set forth in 1°, 2° and 3° of Article 524, §4, indent 2 of the Belgian Companies Code and which would prevent Mr. Pierre-Jean Everaert from qualifying as independent, are applicable to him and (iii) Mr. Pierre-Jean Everaert has expressly stated and the Board of Directors is of the opinion that he does not have any ties with any other company which could compromise his independence.

(ii) To acknowledge that (i) Mr. Peter Harf, who was appointed by the Shareholders' Meeting held on 30 April 2002 and whose office will end after the Shareholders' Meeting called to approve the accounts relating to the financial year of 2004, meets the functional, family and shareholding criteria of independence set forth in Article 524, §4, indent 2 of the Belgian Companies Code; (ii) none of the circumstances set forth in 1°, 2° and 3° of Article 524, §4, indent 2 of the Belgian Companies Code and which would prevent Mr. Peter Harf from qualifying as independent, are applicable to him and (iii) Mr. Peter Harf has expressly stated and the Board of Directors is of the opinion that he does not have any ties with any other company which could compromise his independence.

(iii) To acknowledge that (i) Mr. Kees J. Storm, who was appointed by the Shareholders' Meeting held on 30 April 2002 and whose office will end after the Shareholders' Meeting called to approve the annual accounts relating to the financial year of 2004, meets the functional, family and shareholding criteria of independence set forth in Article 524, §4, indent 2 of the Belgian Companies Code; (ii) none of the circumstances set forth in 1°, 2° and 3° of Article 524, §4, indent 2 of the Belgian Companies Code and which would prevent Mr. Kees J. Storm from qualifying as independent, are applicable to him and (iii) Mr. Kees J. Storm has expressly stated and the Board of Directors is of the opinion that he does not have any ties with any other company which could compromise his independence.

3 Capital increase by way of issuance of 141.712.000 new ordinary shares further to a contribution in kind, with conditional closing

3.1 Special report by the Board of Directors and report by the statutory auditor, drawn up in accordance with Article 602 of the Belgian Companies Code, concerning a capital increase by way of issuance of 141,712,000 new ordinary shares of Interbrew to BRC S.A.R.L., a company incorporated under the laws of Luxembourg, with registered offices at 73, Côte d'Eich, L-1450 Luxembourg ("**BRC**"), as a result of BRC contributing in kind, to the share capital of Interbrew, 100% of the issued and outstanding capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg, with registered offices at 73, Côte d'Eich, L-1450 Luxembourg ("**Tinsel Investments**"), which will own indirectly, upon closing of the contribution in kind, a total of 8,253,913,260 common shares of Companhia de Bebidas das Américas-AmBev, a company incorporated under the laws of Brazil, with registered offices at Rua Dr Renato Paes de Barros 1017, 4° andar, 04530-001 São Paulo, Brazil ("**AmBev**").

3.2 Capital increase by way of issuance of 141.172.000 new ordinary shares further to a contribution in kind, with conditional closing.

Proposed resolutions:

(i) To approve the contribution in kind by BRC, to the share capital of Interbrew, of 100% of the issued and outstanding capital stock of Tinsel Investments, which will own indirectly, upon closing of the contribution in kind, a total of 8,253,913,260 common shares of AmBev, the contribution in kind being valued at €3,341,568,960 (the "**Contribution In Kind**").

(ii) As a result of the Contribution In Kind, to increase the share capital of Interbrew by €109,118,240 in order to bring it from €334,070,404.43 (or any other relevant amount, in the case that the amount mentioned above is modified after the publication of this convening notice, as a result of any exercise of warrants issued by Interbrew in connection with its employee warrants plan) to €443,188,644.43 (or such other relevant amount in the case of modification, as mentioned above, of the current share capital).

(iii) To allocate the remaining value of the Contribution In Kind, i.e. an amount of €3,232,450,720, to the issuance premium account of Interbrew, which is an account that affords the same guarantee to third parties as that afforded by the share capital of Interbrew and may not be terminated nor the amounts which it contains distributed except further to a resolution by the Shareholders' Meeting resolving in accordance with the requirements referred to in Article 612 of the Belgian Companies Code.

(iv) As a result of the share capital increase mentioned in (ii) above, to issue 141,712,000 new ordinary shares of Interbrew to BRC, which (a) shall: (i) be of the same kind as the existing ordinary shares of Interbrew, (ii) benefit, upon their issuance, from the same rights and privileges as the existing ordinary shares of Interbrew, (iii) entitle holders to the dividend relating to the financial year during which the closing of the share capital increase will occur and to subsequent financial years, (iv) by way of derogation from Article 5, indent 3 of the Articles of Association, be in registered form, provided that any first conversion of the shares into bearer shares shall not be at the expense of their holder at such time, (v) have no nominal value and (b) shall increase the total number of shares of capital stock

of Interbrew from 433,517,559 shares (or any other relevant amount, in the case that the amount mentioned above is modified after the publication of this convening notice, as a result of the exercise of warrants issued by Interbrew in connection with its employee warrants plan) to 575,229,559 shares (or such other relevant amount in the case of modification, as mentioned above, of the current number of shares).

The transactions described in (ii) to (iv) above are hereinafter collectively referred to as the "**Capital Increase**".

(v) To subject the closing of the Contribution In Kind to the satisfaction (or waiver by BRC) of the conditions precedent set forth in Sections 11.01 and 11.03 (including what is provided for in Sections 11.04 and 11.05) of Article 11 of the Contribution and Subscription Agreement dated as of 3 March 2004 by and among Interbrew, BRC and Tinsel Investments (and the other signatories thereto) (the "**Contribution and Subscription Agreement**"), as published on the website of Interbrew at www.interbrew.com and available upon request at the addresses and time mentioned at the end of this notice.

(vi) To subject the closing of the Capital Increase to (a) the satisfaction (or waiver by Interbrew) of the conditions precedent set forth in Sections 11.01 and 11.02 (including what is provided for in Sections 11.04 and 11.05) of the Contribution and Subscription Agreement and (b) the closing of the Contribution In Kind.

The conditions precedent referred to in (v) and (vi) above are hereinafter collectively referred to as the "**Conditions Precedent**".

(vii) To amend indents 1 and 2 of Article 5, and Article 37, of the Articles of Association as follows, subject to and with effect as of the closing of the Capital Increase:

- Replacement of indent 1 of Article 5 with the following text: "*The issued, paid-up capital of the company amounts to four hundred forty three million one hundred eigthy eight thousand six hundred forty four euros and forty three eurocents* (€443,188,644.43)" or with a text reflecting such other figures as may be appropriate as per what is indicated in 3.2. (ii) above.
- Replacement of indent 2 of Article 5 with the following text: "*It is represented by five hundred seventy five million two hundred twenty nine thousand five hundred fifty nine* (575,229,559) *fully paid up shares without nominal value, each share representing one five hundred seventy five million two hundred twenty nine thousand five hundred fifty ninth* ($1/575,229,559^{th}$) *part of the capital*" or with a text reflecting such other figures as may be appropriate as per what is indicated in 3.2. (iv) above.
- Complete the capital history provided in Article 37 as appropriate in order to reflect the Capital Increase.

4 Conditional change of name

<u>Proposed resolutions</u>:

(i) To approve, as the new name of the company, the name which will be communicated during or before the Extraordinary Shareholders' Meeting, subject to and with effect as of the closing of the Capital Increase.

(ii) To amend, accordingly, indent 1 of Article 1 of the Articles of Association, subject to and with effect as of the closing of the Capital Increase.

5 Other conditional amendments to the Articles of Association

5.1 Amendment to Article 6 of the Articles of Association.

Proposed resolution: subject to and with effect as of the closing of the Capital Increase, to replace indent 1 of Article 6 of the Articles of Association with the following text: "*The Board of Directors may increase the share capital of the company, in one or several times, by an amount of shares, or by financial instruments giving right to an amount of shares, not higher than 3% of the shares issued and outstanding on the day following the closing of the capital increase resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four (the amount obtained shall be, to the extent necessary, rounded down to result in an entire number of shares), provided that, in accordance with Article 603, indent 1, of the Companies Code, this may not result in the share capital being increased, in one or several times, by an amount exceeding the amount of share capital prevailing on the day following the closing of the capital increase resolved upon by Extraordinary Shareholders' Meeting of the 27th of August two thousand and four. The Board of Directors may use this authorisation in the event of an issue of securities as provided for in Article 8*".

5.2 Amendment to Article 10 of the Articles of Association.

Proposed resolution: subject to and with effect as of the closing of the Capital Increase, to amend indent 1 of Article 10 of the Articles of Association by introducing the following words before the first sentence of indent 1: " *Save with respect to those repurchases (buy-backs) of shares referred to in Article 23, indent 3, 2nd dash bullet (which shall require a specific prior authorisation by the Shareholders' Meeting resolving according to the conditions provided in the above-mentioned provision)*".

5.3 Amendment to Article 13 of the Articles of Association.

Proposed resolution: to amend indents 1 and 2 of Article 13 of the Articles of Association as follows, subject to and with effect as of the closing of the Capital Increase:

(i) Replacement of indent 1 of Article 13 with the following text: "*The company shall be managed by a Board of Directors of between three (3) and fourteen (14) directors, who may be natural persons or legal entities, may but need not be shareholders, are appointed by the Shareholders' Meeting and are dismissible by it at any time* ".

(ii) Replacement of indent 2 of Article 13 with the following text: "*When a legal entity is appointed as a director, it must specifically appoint an individual as its permanent representative, such individual to be chosen from among its shareholders, managers, directors or employees and to carry out the office of director in the name and on behalf of the legal entity. The legal entity may not revoke its permanent representative without simultaneously appointing a successor. The appointment and termination of the office of the permanent representative are governed by the same disclosure rules as if he/she were exercising the office on his/her own behalf.*"

5.4 Amendment to Article 16 of the Articles of Association.

Proposed resolution: subject to and with effect as of the closing of the Capital Increase, to replace Article 16 of the Articles of Association with the following text: "*The Board of Directors shall meet as frequently as the interests of the company shall require.*

The Board of Directors shall hold regular meetings at such times as may be from time to time fixed by a resolution of the Board of Directors. A meeting of the Board of Directors shall be held without notice immediately following the Annual Shareholders' Meeting.

In addition, special meetings of the Board of Directors may be called and held at any time upon the call of either the Chairman or at least two (2) directors, by notice to each director at least three (3) business days before the meeting. Reasonable efforts shall be made to ensure that each director actually receives timely notice of any such special meeting. Where duly justified by emergency and by the corporate interest of the company, the above notice period of three (3) business days may be waived by the unanimous consent of the directors expressed in writing.

Convening notices may validly be made in writing, or sent by electronic mail, provided that no notice (other than the resolution fixing their time) need be given as to regularly scheduled meetings.

The meetings of the Board of Directors shall be conducted under the chairmanship of the Chairman or, in case of impediment, a vice-chairman (if any has been elected) or a director appointed by his/her fellow directors.

Meetings of the Board of Directors shall be convened at the registered office of the company or at the place indicated in the notice convening the meeting.

Any or all of the directors may participate in a meeting of the Board of Directors by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

Where duly justified by emergency and by the corporate interest of the company, decisions of the Board of Directors may be adopted, without any physical meeting, by the unanimous consent of the directors expressed in writing. Such procedure may not be used for the approval of the annual accounts or the use of the authorised capital ".

5.5 Amendment to Article 17 of the Articles of Association.

Proposed resolution: to amend Article 17 of the Articles of Association as follows, subject to and with effect as of the closing of the Capital Increase:

(i) Replacement of indent 1 of Article 17 with the following text: "*Except in cases of force majeure and, namely, war, civil disturbance and disaster, in which case the quorum for the Board of Directors shall be three (3) directors present or represented and in which case the Board of Directors may validly deliberate only with respect to actions required to be taken to protect the interests of the company in connection with the circumstances of force majeure, the Board of Directors may validly deliberate only if the majority of the directors are present or represented* ".

(ii) Replacement of indent 2 of Article 17 with the following text: "*Any director may grant a proxy to another director in order to be represented at a specific meeting. Such proxies must be recorded in a proxy form bearing the director's signature*

(which may be a digital signature as defined in Article 1322, paragraph 2 of the Civil Code) and must be notified to the Board of Directors by letter, fax, e-mail, or any other means specified in Article 2281 of the Civil Code".

(iii) Replacement of indent 5 of Article 17 with the following text: "*In case of an equality of votes, the chairman of the meeting shall not have a casting vote*".

5.6 Amendment to Article 23 of the Articles of Association.

Proposed resolution: subject to and with effect as of the closing of the Capital Increase, to introduce a new indent 3 in Article 23 of the Articles of Association, reading as follows: "*The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:*

- *any decision to apply for the delisting of the securities of the company from any stock market;*
- *any repurchase (buy-back) of outstanding shares, options, warrants or rights to acquire shares in the company, for the purpose of distributing them to its employees, outside the ordinary course of business (it being understood that share buy-back programs of a size and scope customary in the market for companies of similar sizes and entered into in connection with stock option plans shall be considered to be in the ordinary course of business);*
- *any acquisition or disposal of tangible assets by the company for an amount higher than the value of 1/3 of the company's consolidated assets;*
- *any modification of the company's dividend payout policy, it being understood that the current policy consists in issuing a dividend representing 25 to 33% on average of the company's consolidated net earnings before goodwill amortisation, subject to applicable legal provisions on distributable profit.*

The following matters shall be within the exclusive jurisdiction of the Shareholders' Meeting and shall be adopted with a positive vote of 50% plus one of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:

- *the approval of the individual to whom the Board of Directors proposes to delegate authority for the day-to-day management of the company and appoint as Chief Executive Officer, and the ratification of any decision by the Board of Directors to dismiss such individual;*
- *any modification of the company's executive remuneration and incentive compensation policy;*
- *the ratification of any transaction of the company or one of its direct or indirect subsidiaries with a controlling shareholder of the company or with a legal or natural person affiliated to or associated with such controlling shareholder within the meaning of Article 11 and 12 of the Companies Code, it being understood that, for the purposes of this provision of the by-laws, the direct or indirect subsidiaries of the company are not considered as affiliated to or associated with the controlling shareholders;*
- *any modification of the company's target capital structure and the maximum level of net debt.*"

6 Acknowledgement of the conditional resignation of directors and conditional appointment of directors

6.1 Acknowledgement of the conditional resignation of directors.

Proposed resolutions:

(i) To acknowledge the honourable resignation of Mr. Charles Adriaenssen from his office as director, such resignation being subject to the closing of the Capital Increase and taking effect on the day following the date of such closing.

(ii) To acknowledge the honourable resignation of Mr. Frédéric de Mevius from his office as director, such resignation being subject to the closing of the Capital Increase and taking effect on the day following the date of such closing.

6.2 Conditional appointment of directors.

Proposed resolutions:

(i) To appoint Mr. Jorge Paulo Lemann, subject to the closing of the Capital Increase and for a period beginning on the day following the date of such closing and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

(ii) To appoint Mr. Carlos Alberto da Veiga Sicupira, subject to the closing of the Capital Increase and for a period beginning on the day following the date of such closing and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

(iii) To appoint Mr. Marcel Herrmann Telles, subject to the closing of the Capital Increase and for a period beginning on the day following the date of such closing and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

(iv) To appoint Mr. Roberto Moses Thompson Motta, subject to the closing of the Capital Increase and for a period beginning on the day following the date of such closing and ending after the Shareholders' Meeting which will be called to approve the accounts relating to the year 2006.

7 Conditional setting of remuneration of all directors

Proposed resolution: subject to and with effect as of the closing of the Capital Increase, to set the remuneration of each director of the company at €67,000 based on 10 meetings of the Board of Directors per year (with a corresponding proportional reduction of such remuneration in the case that less than 10 meetings are convened in a given year) and €1,500 per each additional meeting of the Board of Directors or of its committees, the Chairman of the Board of Directors being awarded the double of these amounts.

8 Powers

8.1 Acknowledgement of the satisfaction or waiver of the Conditions Precedent.

Proposed resolution: to delegate to two directors of Interbrew acting jointly (i) the acknowledging, in due course, of the satisfaction of the Conditions Precedent or of the

waiver by BRC of the Conditions Precedent referred to in 3.2 (v) above or (ii) the waiving of the Conditions Precedent referred to in 3.2 (vi) above.

8.2 Acknowledgement and enactment of the closing of the Contribution In Kind and of the Capital Increase.

Proposed resolution: to delegate to two directors of Interbrew acting jointly the acknowledging, in due course, and requesting of a notary to enact in a notarial deed, (i) that all the issued and outstanding capital stock of Tinsel Investments has been effectively contributed by BRC to Interbrew and that Tinsel Investments owns indirectly a total of 8,253,913,260 common shares of AmBev, (ii) that, as a result, the 141,712,000 new shares of Interbrew have been effectively issued by Interbrew and paid up and subscribed in their entirety by BRC and the issuance premium in an amount of €3,232,450,720 has been effectively paid up by BRC and booked on an unavailable account of Interbrew and (iii) that, as a result of the issuance of the 141,712,000 new shares of Interbrew, the share capital of Interbrew has been effectively increased by an amount of €109,118,240.

8.3 Restatement of the Articles of Association.

Proposed resolution: to grant a power to Mr. Benoit Loore, Legal Director Company & Securities Law, with right of substitution, for the restatement of the Articles of Association as a result of the modifications set forth in points 1.2, 3, 4 and 5 of the agenda, for the signing of such restated version and its filing with the office of the clerk of the Commercial Court of Brussels.

8.4 Amendments to the company's records held with the Register of Legal Entities and other formalities

Proposed resolution: to grant a power to Mr. Benoit Loore, Legal Director Company & Securities Law, with right of substitution, to amend, as a result of the modifications to the Articles of Association referred to in point 8.3 of the agenda, the records of the company held with the Register of Legal Entities and, to the extent necessary, to carry out any formalities with the Administration of the Value Added Tax.

* * *

The proposed resolution under point 5.2 of the agenda shall be validly adopted provided the shareholders attending the meeting, physically or by proxy, represent at least 50% of the share capital and the proposed resolution is approved by 80% of the votes cast, in accordance with Article 620, § 1, litt. 1 *juncto* Article 559 of the Belgian Companies Code.

The proposed resolutions under points 1.2, 3.2, 4 and 5 (except 5.2) of the agenda shall be validly adopted provided the shareholders attending the meeting, physically or by proxy, represent at least 50% of the share capital and the proposed resolutions are approved with 75% of the votes cast, in accordance with Article 558 of the Belgian Companies Code.

The proposed resolutions under points 2, 6, 7 and 8 of the agenda shall be validly adopted provided they are approved with 50% plus one of the votes cast, regardless of the number of shareholders attending the meeting, in accordance with Article 28 of the Articles of Association.

* * *

In order to attend, physically or by proxy, the Shareholders' Meeting, the shareholders and holders of securities issued by or in cooperation with Interbrew must, as provided by Article 25 of the Articles of Association, comply with the following respective deposit and notification formalities:

(i) Any holder of bearer shares must, on 24 August 2004 at the latest, deposit their shares with a branch of Fortis Bank in Belgium. The bank shall deliver a receipt of deposit that the shareholder or his proxyholder will have to present on the day of the Shareholders' Meeting to be given access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadline mentioned above, of:

- if the bearer shares are in printed form, a certificate, issued by a Belgian or a foreign bank, certifying the blocking of the shares until and including 27 August 2004 and indicating the number of such blocked shares;
- if the bearer shares are deposited in a securities account with a Belgian or foreign bank under the benefit of Belgian Royal Decree n° 62 of 10 November 1967 (as subsequently modified), a certificate of unavailability until and including 27 August 2004 issued by such bank, indicating the number of such unavailable shares.

(ii) Any holder of registered shares must, on 24 August 2004 at the latest, be registered in the register of shares. On the same date at the latest, the Board of Directors of Interbrew (c/o Mr. Benoit Loore, Legal Director Company & Securities Law, Interbrew S.A., Vaartstraat 94, 3000 Leuven, Belgium) must have received a notification in writing from the shareholder, indicating the number of shares for which the shareholder intends to vote at the Shareholders' Meeting.

(iii) In case any holder of bearer or registered shares wishes to attend the meeting through a proxyholder, the proxyholder, in order to be granted access to the meeting room, will have to hand over the signed original of a written proxy prepared in accordance with the form required by Interbrew (the form can be obtained from Mr. Benoit Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above and is also available on Interbrew's website at www.interbrew.com). A copy of the signed original of the proxy must reach Interbrew, by mail or by fax, on 24 August 2004 at the latest (c/o Mr. Benoit Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above; fax n° + 32 (0) 16 24 70 21).

(iv) In case any holder of bearer or registered shares wishes to vote by correspondence in the meeting in accordance with Article 26bis of the Articles of Association, the vote by correspondence must be cast on the form prepared by Interbrew (the form can be obtained from Mr. Benoit Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above and is also available on Interbrew's web site at www.interbrew.com). The signed original of the form must reach Interbrew on 24 August 2004 at the latest (c/o Mr. Benoit Loore, Legal Director Company & Securities Law, at the address mentioned in (ii) above). The holder of bearer or registered shares who wishes to vote by correspondence must, in addition, comply with the formalities described in (i) or (ii) as relevant.

(v) The holders of bonds, of warrants or of share certificates issued with the cooperation of Interbrew, who may, as provided by Article 537 of the Belgian Code of Companies, attend the meeting in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of securities or notification, and of proxies (if appropriate), as those required from the holders of shares.

Individuals who wish to attend the meeting in their capacity as holders of securities, proxyholders or representatives of a legal entity must be able to give evidence of their identity in order to be granted access to the meeting room. The representatives of legal entities must, in addition, be able to hand over any appropriate documentation establishing their capacity as legal representative or attorney-in-fact.

Shareholders and holders of bonds, warrants or shares certificates issued with the cooperation of Interbrew will be able to obtain, as from 10 August 2004, copies of the special reports by the Board of Directors mentioned in points 1.1 and 3.1. of the agenda and of the report by the statutory auditor mentioned in point 3.1 of the agenda as well as copies of the Contribution and Subscription Agreement mentioned in point 3.2 (v) and (vi) of the agenda, on the website of Interbrew at www.interbrew.com and, during normal office hours on working days, at the following offices of Interbrew:

- Interbrew SA/NV, Grote Markt 1, Grand'Place 1, 1000 Brussels;
- Interbrew SA/NV, Vaartstraat 94, 3000 Leuven;
- Interbrew Belgium SA/NV, Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse.

*

Interbrew

Limited Liability Company

Grand'Place 1
1000 Brussels

Register of Companies Nr 0.417.497.106

The Board of Directors invites the shareholders to attend an **extraordinary** shareholders meeting to be held on **Tuesday 27 April 2004** at **9.30 a.m**. at Sodehotel, Auditoire Lindbergh, Avenue E. Mounier 5, 1200 Brussels (Belgium), as well as the **ordinary** shareholders meeting to be held on the same day at **11.00 a.m.** at the same place.

The persons attending the meetings are invited to arrive 45 minutes at least before the time set for each of the two meetings, in order to proceed with the registration formalities.

A. AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING

I. Renewal of the powers of the Board of Directors with regard to the acquisition of own shares.

Amendment of Article 10, 1 & 2 of the bylaws :

Proposed resolution : proposal to renew for a term of 18 months as from 27 April 2004, the authorization to the Board of Directors to purchase the company's own shares for a price which will comply with the legal provisions, but in any case not be more than 20 % below the lowest closing price in the last twenty days preceding the transaction and not more than 20 % above the highest closing price in the last twenty days preceding the transaction. The previous authorization expires on 29 October 2004 : it is proposed to the Extraordinary Shareholders Meeting to grant a new authorization during this meeting in order to avoid the call of a separate Extraordinary Shareholders Meeting.

II. Powers with regard to I.

Proposed resolution : proposal to grant to the Secretary General of the company, with power of subdelegation, the authority to co-ordinate the text of the bylaws as a consequence of the abovementioned amendments.

III. Issuance of subscription rights without pre-emption right and increase of the company's capital to the amount and to the extent of the exercise of the subscription rights

1. Special report by the Board of Directors with regard to the issuance of 5.000.000 subscription rights, pursuant to the provisions of Article 583 of the Companies Code.

2. Special report by the Board of Directors and report by the statutory auditor with regard to the cancellation of the pre-emption right in favour of one or more specific persons, pursuant to the provisions of Articles 596 and 598 of the Companies Code.

3. Cancellation of the pre-emptive right with regard to the issuance of subscription rights :

   Proposed resolution : proposal to cancel the pre-emptive right with regard to the issuance of subscription rights in favour of certain senior management employees of the company and of its subsidiaries, to be determined by the Human Resources & Nominating Committee, and accessorily, in favour of all current directors of the company.

4. Issuance of subscription rights and granting for free :

   Proposed resolution : proposal to issue 5.000.000 subscription rights and determination of the issuance and exercise conditions in accordance with the issuance and exercise conditions set forth in the special report of the Board of Directors mentioned above under 1. The main provisions of these conditions can be summarized as follows:

   Each subscription right confers the right to subscribe in cash to one new ordinary share of the company with the same rights as the existing shares of the company in particular with respect to the profits. The exercise price equals the average price of the Interbrew SA share over the thirty days before the offering of the rights by the Extraordinary Shareholders Meeting. The subscription rights have a term of ten years as from their issuance and become exercisable as follows : a first third may be exercised from 1 January 2006 to 26 April 2014, a second third may be exercised from 1 January 2007 to 26 April 2014 and the last third may be exercised from 1 January 2008 to 26 April 2014. A the end of the exercise period, the subscription rights automatically become null and void.

   Proposal to grant for free the subscription rights to the beneficiaries.

5. Conditional increase of the capital :

   Proposed resolution : proposal to increase the capital of the company, under the condition and to the extent of the exercise of the subscription rights, for a maximum amount equal to the number of subscription rights issued multiplied by the exercise price of the subscription rights and allocation of the share premium to an account not available for distribution.

IV. Powers with regard to III.

1. *Proposed resolution :* proposal to grant to the Human Resources & Nominating Committee the power to determine the identity of the recipients and the number of subscription rights which they are offered.

2. *Proposed resolution* : proposal to grant authority to two directors acting jointly to have established in a deed the exercise of the subscription rights and the corresponding increase of the capital and of the number of new shares issued, the alteration of the bylaws as a consequence thereof, the share premiums and the allocation of these premiums to an account not available for distribution, as well as to co-ordinate the text of the bylaws and to deposit them at the clerk's office.

The proposed *resolution under I* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolution is approved by 80 % of the votes cast, in accordance with Article 559 of the Companies Code. The proposed *resolutions under III* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by 75% of the votes cast, in accordance with Article 558 of the Companies Code. The proposed *resolutions under II and IV* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by the majority of the votes cast, in accordance with Article 28 of the bylaws and the Companies Code.

B. AGENDA OF THE ORDINARY SHAREHOLDERS MEETING

1. Management report by the Board of Directors on the accounting year ending on 31 December 2003.

2. Report by the statutory auditor on the accounting year ending on 31 December 2003.

3. Communication of the consolidated annual accounts relating to the accounting year ending on 31 December 2003.

4. Approval of the annual accounts :

   Proposed resolution : approving the annual accounts relating to the accounting year ending on 31 December 2003, including the following allocation of the result :

Profit of the accounting year :	+	272,289,001.27 Euro	
Profit carried forward from the preceding accounting year :	+	655,231,753.31 Euro	
Result to be allocated :	=	927,520,754.58 Euro	
Deduction for the legal reserve :	-	27,288.80 Euro	
Gross dividend for the shares :	-	155,519,345.52 Euro	*
Balance of carried forward profit :	=	771,974,120.26 Euro	

(*) i.e., a gross dividend of 0.36 Euro per share, giving right to a dividend net from withholding tax of 0.27 Euro per ordinary share and of 0.306 Euro per VVPR share.

5. Discharge to the directors :

Proposed resolution : granting discharge to the directors for the performance of their duties during the accounting year ending on 31 December 2003.

6. Discharge to the statutory auditor :

Proposed resolution : granting discharge to the statutory auditor for the performance of his duties during the accounting year ending on 31 December 2003.

7. Appointment of directors :

a. *Proposed resolution* : renewing the appointment as director of Mr. Alexandre Van Damme, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2006 ;

b. *Proposed resolution* : renewing the appointment as director of Mr. Philippe de Spoelberch, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2006;

c. *Proposed resolution* : renewing the appointment as director of Mr. Remmert Laan, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2006 ;

d. *Proposed resolution* : renewing the appointment as director of Mr. Jean-Luc Dehaene, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2006. Mr. Jean-Luc Dehaene complies with the functional, family and financial criteria of independence as provided for in the law. None of the criteria as enumerated in 1°, 2° and 3° of Article 524, § 4 of the Companies Code and which would prevent him from being independent, are applicable to him. Moreover, Mr. Jean-Luc Dehaene expressly stated and the Board is of the opinion that he does not have any ties with a company which could compromise his independence ;

e. *Proposed resolution* : renewing the appointment as director of Mr. Bernard Hanon, for a period of one year ending after the shareholders meeting which will be asked to approve the accounts for the year 2004. Mr. Bernard Hanon complies with the functional, family and financial criteria of independence as provided for in the law. None of the criteria as enumerated in 1°, 2° and 3° of Article 524, § 4 of the Companies Code and which would prevent him from being independent, are applicable to him. Moreover, Mr. Bernard Hanon expressly stated and the Board is of the opinion that he does not have any ties with a company which could compromise his independence ;

8. Renewal of the appointment of the statutory auditor :

   Proposed resolution: renewing, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2006, the appointment as statutory auditor of Klynveld Peat Marwick Goerdeler, in short "KPMG", 1130 Brussels, avenue du Bourget 40, represented by Mr. Erik Helsen, reviseur d'entreprises, and setting, in agreement with this company, its yearly remuneration to 57.717 Euro.

9. Miscellaneous.

The ordinary shareholders meeting can validly proceed whatever the number of shareholders attending physically or by proxy.

*

In order to take part, physically or by proxy, in one and/or the other of the two shareholders meetings, the holders of stock issued by the company must, as provided by Article 25 of the by-laws, comply with the following deposit and notification formalities :

a. the owners of **bearer shares** must, on **Thursday 22 April 2004** at the latest, deposit their shares with a branch of Fortis Bank in Belgium, specifying whether they will attend the extraordinary shareholders meeting and/or the ordinary shareholders meeting. The bank shall deliver a receipt of deposit, separate for each meeting, which the owner of the stock or his proxyholder will have to show on the day of the shareholders meetings to be given access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadlines mentioned above, of (i) if the bearer shares are in printed form, a certificate, issued by a Belgian or a foreign bank, confirming the immobilization of the shares until and including 27 April 2004, with an indication of the quantity of shares so immobilized or (ii) if the bearer shares are in a securities account with a Belgian or a foreign bank, a certificate of no transferability until and including 27 April 2004 issued by such bank, with an indication of the quantity of shares so blocked ;

b. the owners of **registered shares** must, on **Thursday 22 April 2004** at the latest, notify in writing to the Board of Directors (c/o the Secretary General, Interbrew S.A., Vaartstraat 94, 3000 Leuven, Belgium) the quantity of shares for which they intend to take part in the votes respectively (i) at the extraordinary shareholders meeting and/or (ii) at the ordinary shareholders meeting ;

c. the owner of bearer or registered shares can attend each of the meetings through a **proxyholder**. To be granted access to the meeting room, the proxyholder will have to hand over the signed original of a written proxy, separate for each meeting and prepared in accordance with the forms determined by the company (the form for each of the two proxies can be obtained with the Secretary General, at the address mentioned in item b. and is also available on the company's web site www.interbrew.com). A copy of the signed originals of each of the two proxies must reach the company, on **Thursday 22 April 2004** at the latest (c/o the Secretary General, at the address mentioned in item b.).

d. the owner of bearer or registered shares can **vote by correspondence** in the two meetings, in accordance with Article 26bis of the by-laws. The vote by correspondence must be cast on the form, separate for each meeting, prepared by the company (the form for each of the two forms can be obtained with the Secretary General, at the

address mentioned in item b. and is also available on the company's web site www.interbrew.com). The signed original of each of the two forms for voting by correspondence must reach the company, on **Thursday 22 April 2004** at the latest (c/o the Secretary General, at the address mentioned in item b.). The owner of bearer shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described in item a.

d. the holders of bonds, of warrants or of certificates issued with the co-operation of the company, who may, as provided by Article 537 of the Belgian Code of Companies, attend each of the two meetings in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of their stock and of notification, and of format and deposit of proxies, as those imposed upon the owners of shares.

The natural persons who attend the meetings in their capacity as owners of stock, proxyholders or organs of a legal entity must be able to give evidence of their identity in order to be granted access to the meeting room. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact.

The shareholders, bondholders, holders of warrants or of certificates issued with the co-operation of the company may, as from Monday 12 April 2004, during workdays and during normal office hours, consult, at the places indicated below, the documents which the law requires to put at their disposal :

- Interbrew N.V./S.A., Grote Markt 1, Grand'Place 1, 1000 Brussels
- Interbrew N.V./S.A., Vaartstraat 94, 3000 Leuven
- Interbrew Belgium N.V./S.A., Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse

The annual report is already available on the company's web site www.interbrew.com.

Interbrew

Limited Liability Company

Grand'Place 1
1000 Brussels

Register of Commerce of Brussels Nr 478.821
V.A.T. Nr BE 417.497.106

The Board of Directors invites the shareholders to attend an **extraordinary** shareholders meeting to be held on **Tuesday 29 April 2003** at **9.30 a.m.** at Kinepolis, Room 8, Boulevard du Centenaire 20, 1020 Brussels (Belgium), as well as the **ordinary** shareholders meeting to be held on the same day at **11.00 a.m.** at the same place.

The persons attending the meetings are invited to arrive 45 minutes at least before the time set for each of the two meetings, in order to proceed with the registration formalities.

A. AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING

I. Renewal of the powers of the Board of Directors with regard to the use of the authorized capital in case of a public take-over bid.

1. Special report by the Board of Directors with regard to the renewal of the authorized capital in case of a public take-over bid, pursuant to the provisions of Article 604 of the Companies Code.

2. Amendment of Article 6, 5 of the bylaws :

   Proposed resolution : proposal to renew the authorization to the Board of Directors to increase the subscribed capital pursuant to Article 6 of the bylaws, under the conditions set forth in Article 607, 2 of the Companies Code, as soon as the company receives a notification by the Banking and Finance Commission of a public take-over bid on the securities of the company. This authorization is granted for a period of three years as from today.

II. Renewal of the powers of the Board of Directors with regard to the acquisition of own shares.

Amendment of Article 10, 2 of the bylaws :

Proposed resolution : proposal to renew for a term of 18 months as from 29 April 2003, the authorization to the Board of Directors to purchase the company's own shares for a price which will not be more than 20 % below the lowest closing price in the last twenty days preceding the transaction and not more than 20 % above the highest closing price in the last twenty days preceding the transaction. The previous authorization expires on 30 October 2003 : it is proposed to the Extraordinary Shareholders Meeting to grant a new authorization during this meeting in order to avoid the call of a separate Extraordinary Shareholders Meeting.

III. Deletion of transitory provisions.

Proposed resolution : proposal to delete Article 5bis, 2 to 4 and Article 40 of the bylaws containing transitory provisions with regard to the Initial public offering of the company.

IV. Powers with regard to I., II. and III.

Proposed resolution : proposal to grant to the Secretary General of the company, with power of subdelegation, the authority to co-ordinate the text of the bylaws as a consequence of the abovementioned amendments.

V. Issuance of subscription rights without pre-emption right and increase of the company's capital to the amount and to the extent of the exercise of the subscription rights

1. Special report by the Board of Directors with regard to the issuance of 66,096 subscription rights, pursuant to the provisions of Article 583 of the Companies Code.

2. Special report by the Board of Directors and report by the statutory auditor with regard to the cancellation of the pre-emption right in favour of one or more specific persons, pursuant to the provisions of Articles 596 and 598 of the Companies Code.

3. Cancellation of the pre-emptive right with regard to the issuance of subscription rights :

   Proposed resolution : proposal to cancel the pre-emptive right with regard to the issuance of subscription rights in favour of the directors Charles Adriaenssen, Frédéric de Mevius, Arnoud de Pret Roose de Calesberg, Philippe de Spoelberch, Remmert Laan and Alexandre Van Damme.

4. Issuance of subscription rights and granting for free :

   Proposed resolution : proposal to issue 66,096 subscription rights and determination of the issuance and exercise conditions in accordance with the issuance and exercise conditions set forth in the special report of the Board of Directors mentioned above under 1. The main provisions of these conditions can be summarized as follows:

Each subscription right confers the right to subscribe in cash to one new ordinary share of the company with the same rights as the existing shares of the company in particular with respect to the profits. The exercise price equals the average price of the Interbrew SA share over the thirty days before the offering of the rights by the Extraordinary Shareholders Meeting. The subscription rights have a term of five years as from their issuance and become exercisable as follows : a first third may be exercised from 1 January 2004 to 28 April 2008, a second third may be exercised from 1 January 2005 to 28 April 2008 and the last third may be exercised from 1 January 2006 to 28 April 2008. A the end of the exercise period, the subscription rights automatically become null and void.

Proposal to grant for free the subscription rights to the beneficiaries.

5. Conditional increase of the capital :

Proposed resolution : proposal to increase the capital of the company, under the condition and to the extent of the exercise of the subscription rights, for a maximum amount equal to the number of subscription rights issued multiplied by the exercise price of the subscription rights and allocation of the share premium to an account not available for distribution.

VI. Powers with regard to V.

Proposed resolution : proposal to grant authority to two directors acting jointly to have established in a deed the exercise of the subscription rights and the corresponding increase of the capital and of the number of new shares issued, the alteration of the bylaws as a consequence thereof, the share premiums and the allocation of these premiums to an account not available for distribution, as well as to co-ordinate the text of the bylaws and to deposit them at the clerk's office.

The proposed *resolutions under I, III, and V* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by 75% of the votes cast, in accordance with Article 558 of the Companies Code. The proposed *resolution under II* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolution is approved by 80 % of the votes cast, in accordance with Article 559 of the Companies Code. The proposed *resolutions under IV and VI* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by the majority of the votes cast, in accordance with Article 28 of the bylaws and the Companies Code..

B. AGENDA OF THE ORDINARY SHAREHOLDERS MEETING

1. Management report by the Board of Directors on the accounting year ending on 31 December 2002.

2. Report by the statutory auditor on the accounting year ending on 31 December 2002.

3. Communication of the consolidated annual accounts relating to the accounting year ending on 31 December 2002.

4. Approval of the annual accounts :

   Proposed resolution : approving the annual accounts relating to the accounting year ending on 31 December 2002, including the following allocation of the result :

Profit of the accounting year :	+	75,278,512.95 Euro	
Profit carried forward from the preceding accounting year :	+	722,435,560.56 Euro	
Result to be allocated :	=	797,714,073.51 Euro	
Deduction for the legal reserve :	-	39,872.14 Euro	
Gross dividend for the shares :	-	142,442,448.06 Euro	*
Balance of carried forward profit :	=	655,231,753.31 Euro	

   (*) i.e., a gross dividend of 0.33 Euro per share, giving right to a dividend net from withholding tax of 0.2475 Euro per ordinary share and of 0.2805 Euro per VVPR share.

5. Discharge to the directors :

   Proposed resolution : granting discharge to the directors for the performance of their duties during the accounting year ending on 31 December 2002.

6. Discharge to the statutory auditor :

   Proposed resolution : granting discharge to the statutory auditor for the performance of his duties during the accounting year ending on 31 December 2002.

7. Appointment of directors :

   a. *Proposed resolution* : renewing the appointment as director of Mr. Pierre Jean Everaert, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2005 ;

b. *Proposed resolution*: renewing the appointment as director of Baron Frédéric de Mevius, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2005;

c. *Proposed resolution* : renewing the appointment as director of Mr. Charles Adriaenssen, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2005 ;

d. *Proposed resolution* : renewing the appointment as director of Mr. Bernard Hanon, for a period of one year ending after the shareholders meeting which will be asked to approve the accounts for the year 2003 ;

8. Miscellaneous.

The ordinary shareholders meeting can validly proceed whatever the number of shareholders attending physically or by proxy.

*

In order to take part, physically or by proxy, in one and/or the other of the two shareholders meetings, the holders of stock issued by the company must, as provided by Article 25 of the by-laws, comply with the following deposit and notification formalities :

a. the owners of **bearer shares** must, on **Thursday 24 April 2003** at the latest, deposit their shares with a branch of Fortis Bank in Belgium, specifying whether they will attend the extraordinary shareholders meeting and/or the ordinary shareholders meeting. The bank shall deliver a receipt of deposit, separate for each meeting, which the owner of the stock or his proxyholder will have to show on the day of the shareholders meetings to be given access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadlines mentioned above, of (i) if the bearer shares are in printed form, a certificate, issued by a Belgian or a foreign bank, confirming the immobilization of the shares until and including 29 April 2003, with an indication of the quantity of shares so immobilized or (ii) if the bearer shares are in a securities account with a Belgian or a foreign bank, a certificate of no transferability until and including 29 April 2003 issued by such bank, with an indication of the quantity of shares so blocked ;

b. the owners of **registered shares** must, on **Thursday 24 April 2003** at the latest, notify in writing to the Board of Directors (c/o Mr. Patrice Thys, Secretary General, Interbrew S.A., Vaartstraat 94, 3000 Leuven, Belgium) the quantity of shares for which they intend to take part in the votes respectively (i) at the extraordinary shareholders meeting and/or (ii) at the ordinary shareholders meeting ;

c. the owner of bearer or registered shares can attend each of the meetings through a **proxyholder**. To be granted access to the meeting room, the proxyholder will have to hand over the signed original of a written proxy, separate for each meeting and prepared in accordance with the forms determined by the company (the form for each of the two proxies can be obtained with Mr. Patrice Thys, Secretary General, at the address mentioned in item b. and is also available on the company's web site www.interbrew.com). A copy of the signed originals of each of the two proxies must reach the company, on **Thursday 24 April 2003** at the latest (c/o Mr. Patrice Thys, Secretary General, at the address mentioned in item b.).

d. the owner of bearer or registered shares can **vote by correspondence** in the two meetings, in accordance with Article 26bis of the by-laws. The vote by correspondence must be cast on the form, separate for each meeting, prepared by the company (the form for each of the two forms can be obtained with Mr. Patrice Thys, Secretary General, at the address mentioned in item b. and is also available on the company's web site www.interbrew.com). The signed original of each of the two forms for voting by correspondence must reach the company, on **Thursday 24 April 2003** at the latest (c/o Mr. Patrice Thys, Secretary General, at the address mentioned in item b.). The owner of bearer shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described in item a.

d. the holders of bonds, of warrants or of certificates issued with the co-operation of the company, who may, as provided by Article 537 of the Belgian Code of Companies, attend each of the two meetings in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of their stock and of notification, and of format and deposit of proxies, as those imposed upon the owners of shares.

The natural persons who attend the meetings in their capacity as owners of stock, proxyholders or organs of a legal entity must be able to give evidence of their identity in order to be granted access to the meeting room. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact.

The shareholders, bondholders, holders of warrants or of certificates issued with the co-operation of the company may, as from Monday 14 April 2003, during workdays and during normal office hours, consult, at the places indicated below, the documents which the law requires to put at their disposal :

- Interbrew N.V./S.A., Grote Markt 1, Grand'Place 1, 1000 Brussels
- Interbrew N.V./S.A., Vaartstraat 94, 3000 Leuven
- Interbrew Belgium N.V./S.A., Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse

The annual report is already available on the company's web site www.interbrew.com.

Interbrew

Limited Liability Company

Grand'Place 1
1000 Brussels

Register of Commerce of Brussels Nr 478.821
V.A.T. Nr BE 417.497.106

The Board of Directors invites the shareholders to attend an **extraordinary** shareholders meeting to be held on **Tuesday 30 April 2002** at **9.45 a.m.** at Sodehotel, auditorium Lindbergh, Avenue E. Mounier 5, 1200 Brussels (Belgium), as well as the **ordinary** shareholders meeting to be held on the same day at **11.00 a.m.** at the same place.

The persons attending the meetings are invited to arrive 45 minutes at least before the time set for each of the two meetings, in order to proceed with the registration formalities.

A. AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING

I. Renewal of the powers of the Board of Directors with regard to the acquisition of own shares.

1. Amendment of Article 10, 2 of the bylaws :

   Proposed resolution : proposal to renew for a term of 18 months as from April 30th, 2002, the authorization to the Board of Directors to purchase the company's own shares.

2. Amendment of Article 10, 5 of the bylaws :

   Proposed resolution : proposal to renew for a term of 3 years as from de date on which this resolution was gazetted, the authorization to the Board of Directors to purchase the company's own shares where such acquisition is necessary to avoid serious and imminent harm to the company.

II. Deletion of all references to the consolidated Companies Acts.

Proposed resolution : proposal to delete all references to the consolidated Companies Acts and to retain only references to the Code of Companies.

III. Powers with regard to I. and II.

Proposed resolution : proposal to grant to the Secretary General of the company, with power of subdelegation, the authority to co-ordinate the text of the bylaws as a consequence of the amendments above.

The proposed resolutions under I of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by 80% of the votes cast, in accordance with Article 559 of the Code of Companies. The proposed resolutions under II of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by 75 % of the votes cast, in accordance with Article 558 of the Code of Companies. The proposed resolutions under III of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by the majority of the votes cast, in accordance with Article 28 of the bylaws and the Code of Companies.

B. AGENDA OF THE ORDINARY SHAREHOLDERS MEETING

1. Managagement report by the Board of Directors on the accounting year ending on 31 December 2001.

2. Report by the statutory auditor on the accounting year ending on 31 December 2001.

3. Communication of the consolidated annual accounts relating to the accounting year ending on 31 December 2001.

4. Approval of the annual accounts :

   Proposed resolution : approving the annual accounts relating to the accounting year ending on 31 December 2001, including the following allocation of the result :

Profit of the accounting year :	+	133.951.530,46 Euro	
Profit carried forward from the preceding accounting year :	+	713.797.185,64 Euro	
Result to be allocated :	=	847.748.716,10 Euro	
Deduction for the legal reserve :	-	286.590,31 Euro	
Gross dividend for the shares :	-	125.026.565,23 Euro	*
Balance of carried forward profit :	=	722.435.560,56 Euro	

(*) i.e., a gross dividend of 0,29 Euro per share, giving right to a dividend net from withholding tax of 0,2175 Euro per ordinary share and of 0,2465 Euro per VVPR share.

5. Discharge to the directors :

   Proposed resolution : granting discharge to the directors for the performance of their duties during the accounting year ending on 31 December 2001.

6. Discharge to the statutory auditor :

   Proposed resolution : granting discharge to the statutory auditor for the performance of his duties during the accounting year ending on 31 December 2001.

7. Appointment of directors :

   a. *Proposed resolution* : renewing the appointment as director of Mr. Allan Chapin, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2004 ;

   b. *Proposed resolution* : renewing the appointment as director of Count Arnoud de Pret Roose de Calesberg, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2004 ;

   c. *Proposed resolution* : appointing Mr. Peter Harf, Keizersgracht 698F, 1017 EV Amsterdam, Netherlands, as an independent director for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2004. Mr Harf is Chairman of Coty Inc., New York and Deputy Chairman of the Board of Reckitt Benckiser plc, London ;

   d. *Proposed resolution* : appointing Mr. Kees J. Storm, Vondellaan 24, 2111 CP Aerdenhout, Netherlands, as an independent director for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2004. Mr. Storm is Chairman of the Executive Board of Aegon NV, The Hague and member of the Supervisory Board of several companies, such as Koninklijke Wessanen NV and Laurus NV ;

   e. *Proposed resolution* : appointing Mr. ... as an independent director for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2004.

8. Miscellaneous.

The ordinary shareholders meeting can validly proceed whatever the number of shareholders attending physically or by proxy.

*

In order to take part, physically or by proxy, in one and/or the other of the two shareholders meetings, the holders of stock issued by the company must, as provided by Article 25 of the by-laws, comply with the following deposit and notification formalities :

a. the owners of **bearer shares** must, on **Thursday 25 April 2002** at the latest, deposit their shares with a branch of Fortis Bank in Belgium, specifying whether they will attend the extraordinary shareholder meeting and/or the ordinary shareholders meeting. The bank shall deliver a receipt of deposit, separate for each meeting, which the owner of the stock or his proxyholder will have to show on the day of the shareholders meetings to be given access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadlines mentioned above, of (i) if the bearer shares are in printed form, a certificate, issued by a Belgian or a foreign bank, confirming the immobilization of the shares until and including 30 April 2002, with an indication of the quantity of shares so immobilized or (ii) if the bearer shares are in a securities account with a Belgian or a foreign bank, a certificate of no transferability until and including 30 April 2002 issued by such bank, with an indication of the quantity of shares so blocked ;

b. the owners of **registered shares** must, on **Thursday 25 April 2002** at the latest, notify in writing to the Board of Directors (c/o Mr. Patrice Thys, Secretary General, Interbrew S.A., Vaartstraat 94, 3000 Leuven, Belgium) the quantity of shares for which they intend to take part in the votes respectively (i) at the extraordinary shareholders meeting and/or (ii) at the ordinary shareholders meeting ;

c. the owner of bearer or registered shares can attend each of the meetings through a **proxyholder**. To be granted access to the meeting room, the proxyholder will have to hand over the signed original of a written proxy, separate for each meeting and prepared in accordance with the forms determined by the company (the form for each of the two proxies can be obtained with Mr. Patrice Thys, Secretary General, at the address mentioned in item b. and is also available on the company's web site www.interbrew.com). A copy of the signed originals of each of the two proxies must reach the company, on **Thursday 25 April 2002** at the latest (c/o Mr. Patrice Thys, Secretary General, at the address mentioned in item b.).

d. the owner of bearer or registered shares can **vote by correspondence** in the two meetings, in accordance with Article 26bis of the by-laws. The vote by correspondence must be cast on the form, separate for each meeting, prepared by the company (the form for each of the two forms can be obtained with Mr. Patrice Thys, Secretary General, at the address mentioned in item b. and is also available on the company's web site www.interbrew.com). The signed original of each of the two forms for voting by correspondence must reach the company, on **Thursday 25 April 2002** at the latest (c/o Mr. Patrice Thys, Secretary General, at the address mentioned in item b.). The owner of bearer shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described in item a.

d. the holders of bonds, of warrants or of certificates issued with the co-operation of the company, who may, as provided by Article 537 of the Belgian Code of Companies, attend each of the two meetings in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of their stock and of notification, and of format and deposit of proxies, as those imposed upon the owners of shares.

The natural persons who attend the meetings in their capacity as owners of stock, proxyholders or organs of a legal entity must be able to give evidence of their identity in order to be granted access to the meeting room. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact.

The shareholders, bondholders, holders of warrants or of certificates issued with the co-operation of the company may, as from Wednesday 10 April 2002, during workdays and during normal office hours, consult, at the places indicated below, the documents which the law requires to put at their disposal :

- Interbrew N.V./S.A., Grote Markt 1, Grand'Place 1, 1000 Brussels
- Interbrew N.V./S.A., Vaartstraat 94, 3000 Leuven
- Interbrew Belgium N.V./S.A., Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse

The annual report is also available on the company's web site www.interbrew.com.

*

Exhibit C.2

English version
Official versions are in French and Dutch

Interbrew

The World's Local Brewer ©

INTERBREW SA/NV

Grand'Place 1
1000 Brussels

VAT No. BE 417.497.106
Register of Legal Entities No. 0.417.497.106

SPECIAL REPORT BY THE BOARD OF DIRECTORS TO SHAREHOLDERS

on the use and purpose of the authorised capital

prepared in accordance with Articles 604 and 607 of the Belgian Companies Code

---

Dear Shareholders,

In accordance with Articles 604 and 607 of the Belgian Companies Code, the Board of Directors has the pleasure to report, in this special report, on the proposal that shall be made to the Extraordinary Shareholders' Meeting convened on 27 August 2004 at 9:30 a.m., at Sodehotel, Auditoire Lindbergh, Avenue E. Mounier 5, 1200 Brussels (Belgium), to grant a new authorisation to the Board of Directors to increase the share capital of Interbrew SA/NV ("**Interbrew**") under the conditions set forth below, further to the expiry, on 28 July 2004, of the previous authorisation granted by the Extraordinary Shareholders' Meeting on 24 June 1999.

1 Request for new capital authorisation

On 24 June 1999, the Extraordinary Shareholders' Meeting renewed its authorisation to the Board of Directors to increase the share capital of Interbrew and updated the provisions of the Articles of Association relating thereto.

The Board of Directors was thereby authorised to increase the share capital of Interbrew to bring it to a maximum amount of €495,800,000. In accordance with Article 604 of the Belgian Companies Code, the authorisation expired on 28 July 2004.

As of the date of this report, the share capital of Interbrew is €334,070,404.43, represented by 433,517,559 ordinary shares.

In order to allow the Board of Directors to react to future business opportunities and achieve such other objectives as set out in this special report, the Extraordinary Shareholders' Meeting is respectfully requested to grant a new authorisation which would enable, with effect as from the date of the publication in the Belgian State Gazette of the resolution of the Extraordinary Shareholders Meeting approving this proposal and for a duration of five years, the Board of Directors to increase, in one or several times, the share capital in order to bring it to a maximum amount of €495,800,000, in accordance with the conditions set forth in Article 6 of the Articles of Association.

2 Rationale

The Board of Directors proposes that the Extraordinary Shareholders' Meeting grants the above-mentioned authorisation in order to allow the Board of Directors to use the authorised capital:

(i) when the sound management of Interbrew's business would call for a restructuring, an acquisition (whether private or public) of shares or assets in one or more companies, or, generally, an increase of Interbrew's equity; or

(ii) within the framework of a stock warrant plan aimed at management executives and directors of Interbrew and its subsidiaries.

In both cases, the flexibility of the authorised capital (as compared to the rather burdensome procedure for increasing the share capital through a Shareholders' Meeting) will allow Interbrew to react swiftly and efficiently to fluctuations in the capital markets and to growth opportunities (such as the acquisition of other companies with a view to strengthening the market position of Interbrew or the acquisition of additional shareholdings in companies of which Interbrew is already, or will become, a (direct or indirect) shareholder). Without limiting the generality of the foregoing, if deemed appropriate by the Board of Directors, the issue of new shares may be decided and used as consideration for a public take-over bid (including a mandatory public take-over bid) on one or more companies.

The authorisation granted by Article 7, indent 6 of the Articles of Association of Interbrew will remain unchanged: when using the authorised capital, the Board of Directors may restrict or exclude the shareholders' preferential subscription right. This applies also to capital increases made in favour of the management executives as well as the directors of Interbrew and its subsidiaries in the framework of stock warrant plans.

Moreover, should the Board of Directors resolve, while increasing the share capital, to restrict or exclude the preferential subscription right, its justification will be set out in the Annual Board Report, which will set out the issue price and the financial consequences of the decision.

The Board of Directors hereby confirms that any capital increase carried out in accordance with the authorised capital, whatever its aim and purpose, will comply with the provisions of the Belgian Companies Code, notably Article 604 *et seq*. *Inter alia*, the Board of Directors will not be allowed to increase the share capital mainly by means of a contribution in kind reserved exclusively to a shareholder of Interbrew holding securities to which more than 10% of the voting rights are attached.

3 Request for use of authorised capital in case of public take-over bid

According to Article 607, indent 1 of the Belgian Companies Code, from the time a company has been informed by the Banking, Finance and Insurance Commission that the latter has been notified of a launch of a public take-over bid on the securities of the company, the board of directors of the company may not, until the end of the bid, increase the share capital while restricting or excluding the shareholders' preferential subscription right.

Nevertheless, pursuant to Article 607, paragraph 2 of the Belgian Companies Code, the aforementioned prohibition does not apply to increases of the share capital of a company to which the board of directors of such company has been expressly authorised prior thereto by a resolution of the shareholders' meeting adopted in the manner required for an amendment of the articles of association of the company.

On 29 April 2003, the Extraordinary Shareholders' Meeting of Interbrew granted such authorisation to the Board of Directors of Interbrew for a period of three years.

Due to the new capital authorisation being requested from the Extraordinary Shareholders' Meeting convened on 27 August 2004, the Board of Directors deems it appropriate to renew the authorisation granted pursuant to Article 607, paragraph 2 of the Belgian Companies Code, for a period of three years.

This authorisation is appropriate for the following reasons: an increase of the share capital in the event of a public take-over bid constitutes, if justified by the circumstances, a legitimate means to safeguard the interests of Interbrew and those of its shareholders.

Should the Board of Directors decide to make use of this authorisation, the Board of Directors will comply with the conditions set forth in Article 607, indent 2 of the Belgian Companies Code, i.e.:

(i) the shares issued on account of such capital increase will be paid up in full at the time of their issue;

(ii) the issue price of the shares issued on account of such capital increase will not be less than the public take-over bid price; and

(iii) the number of shares issued on account of such capital increase will not exceed 10% of the shares constituting its capital issued prior to such capital increase.

4 Corresponding amendments to Articles of Association

In the event that the Extraordinary Shareholders' Meeting decides affirmatively upon the requests mentioned in sections 1 and 3 above, Article 6 of the Articles of Association would be amended as follows:

(i) Indent 3 of Article 6 of the Articles of Association would be replaced with the following text: "*Such authorisation is granted to the Board of Directors for a period of five (5) years as from the date of publication of the modification to the Articles resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four. It can be renewed, once or several times, in accordance with applicable statutory rules*".

(ii) The second sentence of indent 5 of Article 6 of the Articles of Association would be replaced with the following sentence: "*This authorisation is granted for a period of three (3) years as from the 27th of August two thousand and four*".

As a result of these amendments, Article 6 of the Articles of Association would read as follows:

"<u>Article 6. - Authorised Capital</u>

The Board of Directors may increase the capital of the company, in one or several times, to bring it to a maximum of €495,800,000. It may use this authorisation in the event of an issue of securities as provided for in Article 8.

The increase(s) of capital decided under the present authorisation may be effected:

- *either by contribution in cash or in kind, including, as the case may be, an issue premium not available for distribution, the amount of which shall be fixed by the Board of Directors, and by issue of new shares conferring such rights as the Board of Directors shall determine; or*
- *by capitalisation of reserves, including those not available for distribution, or an issue premium, with or without the issue of new shares.*

Such authorisation is granted to the Board of Directors for a period of five (5) years as from the date of publication of the modification of the Articles resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four. It can be renewed, once or several times, in accordance with applicable statutory rules.

In the event of a capital increase decided by the Board of Directors pursuant to the authorised capital, it shall allocate the issue premium, if any, to an account not available for distribution which shall afford the same guarantee to third parties as that afforded by the share capital of the company and may, subject to its capitalisation by the Board of Directors as hereinbefore provided, be reduced or cancelled only by resolution of a Shareholders' Meeting resolving in accordance with the requirements set forth in Article 612 of the Companies Code.

The Board of Directors is expressly authorised, in case of public take-over bids on securities of the company, to increase the capital under the conditions set out in Article 607 of the Companies Code. This authorisation is granted for a period of three (3) years as from the 27th of August two thousand and four. If the Board of Directors decides upon an increase of the share capital pursuant to this authorisation, this increase will be deducted from the remaining part of the authorised capital specified in the first indent."

Article 7, indent 6 of the Articles of Association remains unamended and provides:

"In the event of a capital increase in the framework of the authorised capital, the Board of Directors may likewise, in the interest of the company and subject to compliance with Article 603, indent 3 and Article 596 of the Companies Code, restrict or exclude the preferential subscription right, including in favour of one or more specific persons other than employees of the company or of one of its subsidiaries."

5 Conditional amendment to authorised capital ceiling

In addition to resolving upon the requests mentioned in sections 1 and 3 above, the Extraordinary Shareholders' Meeting convened on 27 August will also resolve on the increase of the share capital of the company by way of the issuance of 141,712,000 new ordinary shares of the company to BRC S.à.R.L. ("**BRC**"), a company incorporated under the laws of Luxembourg, as a result of BRC contributing in kind to the share capital of Interbrew 100% of the issued and outstanding capital stock of Tinsel Investments S.A.

("**Tinsel Investments**"), a company incorporated under the laws of Luxembourg, which will own indirectly, at the time of the closing of the contribution in kind, a total of 8,253,913,260 common shares of Companhia de Bebidas das Américas-AmBev ("**AmBev**"). More details are available on this transaction in the special report prepared by the Board of Directors in accordance with Article 602 of the Belgian Companies Code.

Furthermore, the Extraordinary Shareholders' Meeting will be proposed to:

(i) Subject the closing of the contribution in kind mentioned above to the satisfaction (or waiver by BRC) of the conditions precedent set forth in Sections 11.01 and 11.03 (including what is provided for in Sections 11.04 and 11.05) of Article 11 of the Contribution and Subscription Agreement dated as of 3 March 2004 by and among Interbrew, BRC and Tinsel Investments (and the other signatories thereto) (the "**Contribution and Subscription Agreement**"), as published on the website of Interbrew at www.interbrew.com.

(ii) Subject the closing of the share capital increase mentioned above to (a) the satisfaction (or waiver by Interbrew) of the conditions precedent set forth in Sections 11.01 and 11.02 (including what is provided for in Sections 11.04 and 11.05) of the Contribution and Subscription Agreement and (b) the closing of the contribution in kind.

In connection with the contribution in kind and capital increase mentioned above, the Extraordinary Shareholders' Meeting will also resolve upon a number of modifications to the Articles of Association of Interbrew (which are set forth in the agenda contained in the notice convening the Extraordinary Shareholders' Meeting, as published in *l'Echo*, *De Tijd*, *Le Soir*, *De Standaard*, *La Libre Belgique* and *De Morgen*, of 30 July and 10 August 2004, and in the Belgian State Gazette of 10 August 2004).

One of the proposed modifications to the Articles of Association will be to amend the ceiling of the authorised capital, subject to and with effect as of the closing of the share capital increase mentioned above. More specifically, the proposed modification will consist in replacing indent 1 of Article 6 of the Articles of Association with the following text: "*The Board of Directors may increase the share capital of the company, in one or several times, by an amount of shares, or by financial instruments giving right to an amount of shares, not higher than 3% of the shares issued and outstanding on the day following the closing of the capital increase resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four (the amount obtained shall be, to the extent necessary, rounded down to result in a whole number of shares), provided that, in accordance with Article 603, indent 1, of the Companies Code, this may not result in the share capital being increased, in one or several times, by an amount exceeding the amount of share capital prevailing on the day following the closing of the capital increase resolved upon by the Extraordinary Shareholders' Meeting of the 27th of August two thousand and four. The Board of Directors may use this authorisation in the event of an issue of securities as provided for in Article 8*".

Leuven, 4 August 2004

On behalf of the Board of Directors of Interbrew:

Allan Chapin	Pierre Jean Everaert
Director	Chairman of the Board

Exhibit C.3

KPMG

Interbrew NV/SA

Special report by the statutory auditor On the increase of the share capital By means of a contribution in kind (drawn up in accordance with Article 602 of the Belgian Companies Code)

Bedrijfsrevisoren - Reviseurs d' Entreprises

July 30, 2004

Contents

1 Mission

As statutory auditor of Interbrew NV/SA (hereafter referred to as Interbrew) we were engaged by the Board of Directors of Interbrew to report on a proposed capital increase by means of a contribution in kind in accordance with article 602 of the Belgian Companies Code (BCC).

Article 602 of the Companies Code provides that:

"When a capital increase consists of contributions in kind, a report must be prepared in advance, either by the statutory auditor, or, for companies which do not have a statutory auditor, by the auditor appointed by the board of directors.

This report should address the description of each contribution in kind and the valuation methods adopted. The report should indicate whether the valuation which results from the valuation methods adopted corresponds at least to the number and the nominal value, or, in the absence of nominal value, the book value and, if applicable, the issue premium of the shares to be issued as consideration. The report should indicate what the effective remuneration of the contributions is.

This report should be attached to the special report prepared by the board of directors which addresses the interest which the contribution and the capital increase represent for the company, as well as, if need be, the reasons why the conclusions reached in the special board report differ from the conclusions reached in the auditor's report.

The auditor's report and the special board report must be submitted to the commercial court in accordance with Article 75.

If the capital increase is submitted to the general meeting of shareholders in accordance with Article 581, the reports referred to in paragraph 3 should be indicated in the agenda of the shareholders' meeting. A copy can be obtained in accordance with Article 535.

In the absence of the reports required by this article, any decision taken by the general meeting of shareholders is void."

2 Description of the contribution and related transactions

2.1 Deal structure

The deal consists of a number of interrelated transactions resulting in Interbrew obtaining a majority of the voting and economic interests in Companhia de Bebidas das Américas-AmBev (hereafter referred to as AmBev), a company incorporated under the laws of Brazil. The transactions are laid out in formal agreements, each of which is dated as of March 3, 2004. These agreements include (i) the Contribution and Subscription Agreement (hereafter referred to as the CSA) among Interbrew, BRC S.à.R.L., a company incorporated under the laws of Luxemburg (hereafter referred to as BRC), Tinsel Investments SA, a company incorporated under the laws of Luxemburg (hereafter referred to as Tinsel Investments) and the other parties named therein, and (ii) the Incorporação Agreement (hereafter referred to as the Incorporação Agreement and, together with the CSA, referred to as the Transaction Agreements) among Interbrew, AmBev, Labatt Brewing Company Limited, an indirect wholly owned subsidiary of Interbrew incorporated under the laws of Canada (hereafter referred to as Labatt) and the other party named therein.

The Transaction Agreements describe the terms and conditions upon which the parties thereto will complete the principal transactions that will lead to the combination of Interbrew and AmBev, namely:

- pursuant to the CSA, the contribution by BRC to Interbrew of AmBev common shares (indirectly by means of contribution of Tinsel Investments shares as explained further) in exchange for newly issued Interbrew shares; and

- pursuant to the Incorporação Agreement, the indirect transfer of all of the outstanding capital stock of Labatt from Interbrew to AmBev in exchange for a specified number of newly issued AmBev shares.

<u>CSA Contributions.</u> Upon the closing of the CSA, BRC will contribute to Interbrew 100% of the capital stock of Tinsel Investments, an entity indirectly owning approximately 52,8% of the common (voting) shares of AmBev (represented by Tinsel Investments' ownership of 100% of the capital stock of Braco Investimentos SA, an entity owning, directly and indirectly, in the aggregate, 8.253.913.260 common shares of AmBev), in exchange for 141.712.000 newly issued Interbrew shares. As a result of the contribution, Interbrew will obtain indirect ownership of a majority of the voting shares of AmBev.

As a result of, and following the completion of the contribution contemplated by the CSA, Interbrew will be required to launch a mandatory tender offer ("MTO") to acquire all remaining common shares of AmBev owned by the public, at a price and pursuant to other terms that are subject to approval by the Brazilian Securities Commission ("CVM").

Incorporação. Upon the closing of the transactions contemplated by the Incorporação Agreement (hereinafter referred to as the Incorporação), a wholly owned subsidiary of Interbrew that will indirectly own all of the shares of Labatt will be merged into AmBev (with AmBev being the surviving company). Pursuant to the Incorporação Agreement, Labatt transferred its indirect 30% equity interest in Mexican brewer Femsa Cerveza, S.A. de C.V. and its indirect 70% equity interest in Labatt USA L.L.C. to another subsidiary of Interbrew that is not a subsidiary of Labatt. Furthermore, Labatt and its subsidiaries transferred the other non-Canadian businesses owned by Labatt to other subsidiaries of Interbrew that is not a subsidiary of Labatt. These assets will therefore not be contributed to AmBev pursuant to the Incorporação. In accordance with the Incorporação, Labatt, which will only consist of its Canadian brewing and distribution operations, will be contributed to AmBev in exchange for the issuance by AmBev to Interbrew of 19.264.363.201 new shares (consisting of 7.866.181.882 common (voting) shares and 11.398.181.319 preferred (non-voting) shares). Labatt, at the time it is contributed to AmBev pursuant to the Incorporação, will, together with Labatt's subsidiaries, have an aggregate third party net debt of C$1,3 billion.

For further details on the structure of the deal and transactions contemplated by the CSA and the Incorporação Agreement, reference is made to sections 2 and 3 of the special report prepared by the Board of Directors dated July 30, 2004 (hereafter referred to as Board of Directors Report).

2.2 Impact of the contribution in kind of the Tinsel Investments shares; Incorporação

Completion of the contribution pursuant to the CSA is conditional upon the Incorporação being able to be completed pursuant to the Incorporação Agreement. Accordingly, the transactions under each of the Transaction Agreements will only happen as a whole and will occur substantially concurrently.

The ownership rights to be obtained by Interbrew as a result of the contribution in kind are all shares of Tinsel Investments (representing an indirect investment in 8.253.913.260 common (voting) shares of AmBev). The indirect ownership rights to be obtained by Interbrew as a result of the Incorporação are 7.866.181.882 common (voting) shares and 11.398.181.319 preferred (non-voting) shares of AmBev. The resulting impact will be that Interbrew, upon completion of all of the transactions contemplated by the Transaction Agreements, will indirectly obtain 19.703.309.948 common (voting) shares[1] and 11.398.181.319 preferred (non-voting) shares of AmBev, representing, approximately 83,9%

---

[1] Including an estimated 3.583.214.806 common shares (representing approximately 6,3% of the total number of shares) resulting from a successful MTO.

of the voting power in AmBev and 54,4%[2] of the total number of issued and outstanding shares of AmBev[3].

We also note that the transactions as a whole are expected by Interbrew's management to generate significant synergies, as described in Section 7.5 of the Board of Directors Report.

2.3 Valuation of the assets and net rights contributed

In order to determine the fair value of Interbrew's investment in AmBev to be acquired as a result of the Interbrew capital increase, one has to take into account the market value of the AmBev investment and consider the dilution in control over Labatt as a result of the shift of control from a 100% subsidiary into a subgroup (AmBev) with a 45,6%[4] minority stake.

The value of the AmBev investment (prior to the shift of Labatt from Interbrew to AmBev) was determined by a project team under control of Interbrew's management, including members of Interbrew's mergers & acquisition and finance department, and assisted by external advisors from two international investment banks.

The project team first established a valuation model based on a discounted cash-flow model using projected cash-flows for the years 2004 through 2013, including a terminal value calculation. Inputs in the model were:

- Macro-economic, market and operational assumptions;
- Financial information as included in forecasts of AmBev's business furnished to us by Interbrew's management; and
- Adjustments based on financial evaluations and Interbrew's market evaluations.

We refer to Section 7.4 of the Board of Directors Report for further details in relation to the valuation method being used.

The model we reviewed was based on February 25 input, a perpetuity growth rate of 4,5% and a discount rate of 12,5% and such model indicated a value of EUR 9,0 billion. Without differentiating between voting and non-voting stock, a 54,4% interest in AmBev represents a value of EUR 4,9 billion (the Board of Directors Report indicates a value between EUR 3,9 billion and EUR 6,2 billion or an average value of EUR 5,1 billion).

[2] Or 54,3% if one excludes the economic interest held by the 1,36% minority shareholder of ECAP, an intermediate holding between Braco Investmentos SA and AmBev.

[3] These percentages may increase as a result of the share buyback programs on preferred AmBev shares launched by AmBev in May and July 2004.

[4] Or a 51,9% minority stake if the MTO transaction is excluded.

In order to determine the value of the contribution based on the above mentioned EUR 9,0 billion and the upper-scale of the costs[5] resulting from the contribution of Labatt into AmBev (as indicated in the table included under Section 7 of the Board of Directors Report), but excluding the impact of the MTO, we obtain the following value for the contribution:

	Million EUR
1. Value of AmBev shares: EUR 9 billion x 54,4%	4.896
2. Less: impact[6] of the MTO[7] transaction which will be concluded subsequent to the date of contribution	-1.250
3. Less: cost of loss of ownership in Labatt due to minority shareholders in AmBev: EUR 4,2[8] billion x 51,9%[9]	-2.180
4. Plus: synergy-effects[10]	2.230
Value of the contribution	3.696

[5] Representing the loss of ownership of part of Labatt to minority shareholders of AmBev resulting from the contribution of Labatt into AmBev.

[6] Being the average cost as included under Section 7.2 of the Board of Directors Report.

[7] Without the MTO the ownership rights in AmBev decrease from 54,4% to 48,1% (with however control remaining well above 50% with a control percentage of 68,6%).

[8] Being the highest of the equity values as per Section 7.3 of the Board of Directors Report.

[9] Without the MTO the minority rights in AmBev increase from 45,6% to 51,9%.

[10] Being the amount of EUR 2,3 billion as in the Board Report adjusted for the decreased ownership in AmBev by excluding the MTO transaction.

3 Remuneration of the contribution in kind

The Board of Directors proposes to issue 141.712.000 shares of Interbrew as remuneration for the contribution in kind.

The value of the new shares issued as consideration for the contribution of Tinsel Investments amounts to EUR 3.341.568.960 (141.712.000 newly issued Interbrew shares at EUR 23,58 per share (as at close of business on February 25, 2004, being the date agreed for the purposes of the Board of Directors Report for the valuation of the transaction).

It can thus be concluded that the value of the assets contributed is at least equal to the number and par value of the newly issued Interbrew shares (EUR 109.118.240[11]) increased with the share premium of EUR 3.232.450.720.

[11] Being 141.712.000 shares x EUR 0.77p/share.

4 Work performed

We performed or relied on the following work:

- Audit of the Interbrew consolidated financial statements over the past three years;
- Review of working papers of the external auditor of AmBev in connection with the 2003 financial statements of AmBev (Brazilian GAAP);
- KPMG Corporate Finance review of the AmBev valuation model, including evaluation of the underlying assumptions using input of KPMG Brazil; review of external information such as recent analyst reports on the value of AmBev's American Depositary Receipts, which trade on the New York Stock Exchange; comparison with recent transactions within the sector and publications on main assumptions used;
- Audit of Labatt's Canadian financial statements over the past three years;
- ISA 810 review of the 2004/2005/2006 forecasted figures;
- Obtaining confirmation regarding Tinsel Investments's (indirect) ownership of the AmBev shares and ability to freely contribute such shares at closing; review of the terms of the CSA to ensure Tinsel Investments SA should not have any assets, liabilities or contingent liabilities other than its indirect investment in AmBev shares; and
- Obtaining confirmation that the AmBev shares to be contributed are free of any pledges.

5 Conclusion

The contribution in kind increases the share capital of Interbrew through the contribution of 100% of the capital stock of Tinsel Investments to Interbrew and will be effected along with the merger of Labatt into AmBev.

Upon completion of our procedures performed, we are of the opinion that:

- the transaction was reviewed in accordance with the standard of the Belgian Institute of Chartered Accountants (IBR-IRE) on the audit of contributions in kind. The Board of Directors of Interbrew is responsible for the valuation of the assets contributed and for the determination of the number of new shares issued by Interbrew as remuneration for the contribution in kind;

- the description of the contribution in kind meets normal requirements of precision and clarity;

- the valuation methods applied are economically justified and lead to a value, which corresponds, at least to the number and the par value of the newly issued Interbrew shares increased with the share premium.

The remuneration of the contribution comprises 141.712.000 shares of Interbrew without nominal value.

We would finally like to remind the reader that our engagement does not consist in expressing a fairness opinion. Our report is provided on the basis that it is for the intended recipients' information only and can only be used in the context of the transactions described above.

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren - Reviseurs d'Entreprises
Statutory Auditor
represented by

Erik Helsen
Partner

Brussels, July 30, 2004

Exhibit C.4

Interbrew

File No. 82-5159

Special Report to Shareholders

30 July 2004

Special Report
to Shareholders

30 July 2004

Notices

No offer of securities
The shares which will be issued by Interbrew SA/NV ("Interbrew") pursuant to the transactions described in this Special Report to Shareholders will be reserved to BRC S.à.R.L. ("BRC"), a company incorporated under the laws of Luxembourg, in consideration for the contribution in kind which will be made by BRC in relation to the capital increase of Interbrew as described hereinafter.

Moreover, neither this Report nor any of the transactions referred to herein constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States.

The securities that may be issued pursuant to the terms and conditions of the transactions referred to herein have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transactions referred to herein, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

Forward-looking statements
This Report contains certain forward-looking statements reflecting the current views of the management of Interbrew with respect to, among other things, InterbrewAmBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, as well as the successful integration of their businesses, projected synergies from the proposed combination and other plans and objectives of management for future operations. These statements involve risks and uncertainties. The ability of InterbrewAmBev to achieve these objectives and targets is dependent on many factors which are outside of management's control.

In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons. Interbrew cannot assure you that the future results, level of activity, performance or achievements of InterbrewAmBev will meet the expectations reflected in the forward-looking statements.

Language
The official versions of this Report are the French and Dutch language versions. This English version of the Report has been prepared for convenience only and should therefore not be relied upon for any purpose. In the event of any discrepancies between this document and the French and Dutch language versions, the French and Dutch language versions shall prevail.

Responsibility
The Board of Directors of Interbrew assumes responsibility for this Report, except for the following: the information relating to (i) the controlling shareholders of Interbrew and their Shareholders' Agreement and related arrangements and (ii) the information concerning the controlling shareholders of AmBev has been taken from information filed with the United States Securities and Exchange Commission ("SEC"). All other information concerning AmBev or its affiliates and the Brazilian beverage industry has been taken from information filed by AmBev with the SEC, the *Comissão de Valores Mobiliários* ("*CVM*"), the Brazilian securities regulatory authority, the Luxembourg Stock Exchange or posted on AmBev's website at *www.ambev-ir.com* (other than information attributed to ACNielsen, which has been obtained from ACNielsen and is included herein with ACNielsen's consent).

Registered trademarks
The following brands are registered trademarks of Interbrew or affiliated companies: Stella Artois®, Beck's®; Hoegaarden®, Leffe®, Bass® Ale, Staropramen®, Labatt®, Jupiler®, Tennent's®, Hasseröder®, OB®, Cass®, Klinskoye®, Sibirskaya Korona® and Chernigivskoye Pivo®.

The following brands are registered trademarks of AmBev or brands licensed to AmBev: Skol®, Brahma Chopp®, Antarctica Pilsen®, Guaraná Antarctica®, Sukita®, Gatorade®, Marathon®, Fratelli Vita®, Pepsi Cola®, Pepsi Twist® and Lipton Iced Tea®.

Pursuant to a decision issued on 15 July 2004 by the *Conselho Administrativo de Defesa Econômica* ("*CADE*"), the Brazilian antitrust authority, AmBev will be requested to sell the Marathon trademark. The timing of such sale and other terms and conditions relating thereto will be subject to an undertaking agreement to be signed by AmBev and *CADE*. We believe that such sale will have no significant impact on AmBev's sales volumes, revenues and other financial figures, market shares, or industry rankings, which are provided in this Report.

Currency translation
In this document, references to "real", "reais" or "R$" are to Brazilian currency, references to "USD" and "US$" are to U.S. dollars, references to "C$" are to Canadian dollars and references to "EUR", "€" or "euro" are references to euros. Solely for your convenience, this document contains translations of certain real amounts, U.S. dollar amounts and Canadian dollar amounts into euros. Those translations have been made at the exchange rates specified in the relevant sections, and exchange rates between currencies can be highly volatile. In some instances where indicated, we have translated reais into euros by applying the exchange rate between reais and U.S. dollars and then the exchange rate between U.S. dollars and euros. By including those translations we do not represent that the reais actually represent those euro amounts, or could have been or could be converted into euros at such rates or at any rate. Unless otherwise mentioned, the following exchange rates have been applied throughout this Report.

Period	R$ / US$	US$ / €	C$ / US$
Average between 01/Jan/03 and 31/Dec/03	3.0721 / 1	1.1329 / 1	1.3993 / 1
Spot Rate as of 31/Dec/03	2.8915 / 1	1.2595 / 1	1.2970 / 1
Spot Rate as of 25/Feb/04	2.9395 / 1	1.2501 / 1	1.3334 / 1
Spot rate as of 30/Jun/04	3.0850 / 1	1.2199 / 1	1.3328 / 1

Source: Bloomberg

Period	C$ / €	R$ / €
Spot Rate as of 31/Dec/03	1.6336 / 1	3.6418 / 1
Spot Rate as of 25/Feb/04	1.6669 / 1	3.6747 / 1
Spot rate as of 30/Jun/04	1.6259 / 1	3.7634 / 1

Source: Interbrew

Summaries of agreements

This Report contains summaries of terms of certain agreements. These summaries do not purport to be complete and each summary description is qualified in its entirety by reference to the actual text of the applicable agreement. We urge you to refer directly to the actual text of the applicable agreements (which are publicly available as described in section 9 of this Report) for a complete understanding of their terms.

Certain websites

This Report refers to certain websites where information, documents or views concerning AmBev and its affiliates may be consulted, as well as to other websites. Interbrew has not verified the accuracy, relevance, timeliness, fairness or completeness of any information, document or views posted on such websites, nor does Interbrew endorse or accept any responsibility therefore.

Shareholdings

Percentages with respect to the economic interest in AmBev mentioned in this Report, may change as a result of the carrying out of the buyback programs on preferred shares launched by AmBev on 24 May 2004 and on 6 July 2004 (respectively, the "May 2004 Buyback" and the "July 2004 Buyback").

The total number of AmBev preferred shares to be acquired pursuant to the May 2004 Buyback was 1,838,823,087 shares, representing approximately 8.94% of the total AmBev preferred shares issued and outstanding. The maximum financial volume of the share buy-back was R$500,000,000. The program was to be carried out during 180 days as from 24 May 2004.

Shortly before the approval of this Report, AmBev announced that it had achieved approximately 98% of the maximum financial volume under the May 2004 Buyback and had decided to close this program and launch a new program (the July 2004 Buyback). As a result of the May 2004 Buyback, Interbrew's economic interest in AmBev (assuming full acceptance of the mandatory tender offer, as described in this Report) should increase from 54.4% to 55.6%.

The total number of AmBev preferred shares to be acquired pursuant to the July 2004 Buyback is 997,114,332 preferred shares, representing approximately 4.88% of the total AmBev preferred shares issued and outstanding. The maximum financial volume of the share buy-back is R$500,000,000. The program will be carried out during 365 days as from 6 July 2004.

Certain information

This Report refers to certain information regarding the beverage market and its segments from certain market research or consulting companies. The relevant studies containing such information can be obtained, for a charge, at the following addresses.

Company	Address	Contact Information
ACNielsen	Rua Monte Castelo 55 / Granja Viana; 06710.675 Cotia São Paulo, Brazil	Tel: + 55 11 4613.7000; fax: + 55 11 4613.7077; brasil@acnielsen.com
Canadean	12 Faraday Court, Rankine Road, Basingstoke, Hampshire, RG24 8PF, UK	Tel: + 44 1256 394200; Fax: + 44 1256 394201; sales@canadean.com
Euromonitor	60-61 Britton Street, London, EC1M 5UX, UK	Tel: + 44 20 7251 8024; Fax: + 44 2076083149; info@euromonitor.com
McKinsey & Company	Avenue Louise 480 (B23), 1050 Brussels, Belgium	Tel: + 32 2 645 42 11; Fax : + 32 2 646 45 48

Special Report
by the Board of Directors to Shareholders

prepared in accordance with Article 602 of the Belgian Companies Code

on the increase of the share capital of Interbrew SA/NV ("Interbrew") by way of the issuance of 141,712,000 new ordinary shares of Interbrew, representing a 24.7% interest in Interbrew, to BRC S.à.R.L. ("BRC"), a company incorporated under the laws of Luxembourg, as a result of BRC contributing in kind to the share capital of Interbrew 100% of the issued and outstanding capital stock of Tinsel Investments S.A. ("Tinsel Investments"), a company incorporated under the laws of Luxembourg, which will own indirectly, at the time of the closing of the contribution in kind, a total of 8,253,913,260 common shares of Companhia de Bebidas das Américas-AmBev ("AmBev"), a company incorporated under the laws of Brazil, such shares representing approximately a 52.8% voting interest and 21.8% economic interest in AmBev, as this transaction will be placed to the vote of the Extraordinary Shareholders' Meeting of Interbrew convened on 27 August 2004.

Interbrew SA/NV

Public Limited Liability Company
Grand'Place 1 - 1000 Brussels

VAT n° BE 417.497.106
Register of legal entities n° 0417497106

Table of contents

Foreword

On 22 March 2004, Interbrew and AmBev announced the combination of the two companies through a series of agreements to form InterbrewAmBev. To complete the combination with AmBev, Interbrew's shareholders must approve a share capital increase. This Report provides the shareholders of Interbrew with information on the combination and on the proposed share capital increase.

AmBev is the largest brewer in Latin America in terms of sales volumes and the fifth largest brewer in the world by volume, with its major brands, Skol, Brahma and Antarctica all ranking among the top 20 in the world by volume. AmBev is the leading brewer in Brazil, which is the world's fourth largest beer market, with a 65% market share in Brazil as of March 2004. Through the acquisition of its interest in Quilmes Industrial Société Anonyme ("Quinsa") in 2003, AmBev also has market-leading positions in Argentina, Uruguay, Paraguay and Bolivia, as well as positions in other Latin American countries. AmBev is also one of the largest soft drink producers in Latin America and the second largest soft drinks producer in Brazil, which is the world's third largest soft drink market, with a 17.3% market share in Brazil as of February 2004. Recently, AmBev has also taken steps to develop positions in the brewing sector in regions such as Peru, Guatemala, Ecuador and the Caribbean, generally through using the distribution platform of the relevant Pepsi bottler.

On 24 May 2004, Interbrew and Fomento Economico Mexicano, S.A. de C.V. ("Femsa") announced the unwinding of their Mexican and US joint ventures, both of which had been conducted by Interbrew through Labatt Brewing Company Limited ("Labatt"). Interbrew will sell to Femsa its indirect 30% interest (the "Femsa Cerveza Interest") in the Mexican brewer Femsa Cerveza, S.A. de C.V. ("Femsa Cerveza") (of which the remaining 70% is owned by Femsa). Concurrently, Labatt USA L.L.C. ("Labatt USA"), in which Interbrew has an indirect 70% equity interest (the "Labatt USA Interest"), will assign the rights to distribute Femsa Cerveza's brands in the United States to a subsidiary of Femsa Cerveza, in exchange for the redemption of Femsa Cerveza's indirect 30% equity interest in Labatt USA.

Upon completion of these transactions, Interbrew will own 100% of Labatt USA and Femsa will own 100% of Femsa Cerveza. On 28 May 2004, Labatt transferred the Femsa Cerveza Interest and the Labatt USA Interest to another subsidiary of Interbrew that is not a subsidiary of Labatt. As a result, neither the Femsa Cerveza Interest nor the Labatt USA Interest will be part of Labatt when the InterbrewAmBev combination is consummated.

The combination will create the world's largest brewer by volume with solid positions in many of the world's most attractive markets. On a pro forma basis, InterbrewAmBev would have had a global market share of approximately 13%, consolidated net turnover of €9.3 billion and consolidated EBITDA of €2.3 billion, for the year ended 31 December 2003.

We believe that the combination brings together two highly complementary companies in terms of market presence and management competencies. In particular, the transaction will significantly improve Interbrew's strategic position and its ability to capture a significant share of the sizeable future growth in the Latin American industry profit pool. We believe that, as a result of these benefits, taken together with the financial benefits discussed in this Report, the combination with AmBev will enhance Interbrew's prospects and that it is in the best interests of Interbrew, its shareholders and employees.

Accordingly, the Board of Directors unanimously recommends that you vote in favour of the resolutions placed before you.

Key background information on AmBev[1]

AmBev is the largest brewer in Latin America in terms of sales volumes and the fifth largest brewer in the world. AmBev is also one of the largest Latin American soft drinks producers and the sole distributor of Pepsi beverage products in Brazil. AmBev produces, distributes and sells beer, soft drinks and other beverage products primarily in Brazil, but also in Argentina, Venezuela, Uruguay, Paraguay, Guatemala, Peru, Ecuador and the Dominican Republic. The balance of AmBev's business is comprised primarily of sales of non-alcoholic non-carbonated ("NANC") beverage products, including water, isotonic sport drinks, iced tea, and other products.

In early 2003, through the acquisition of its interest in Quinsa, AmBev expanded its presence in Argentina, Uruguay, Paraguay and other Latin American countries, such as Bolivia and Chile.

Worldwide, AmBev had consolidated net sales of R$8,716.4 million (€2,392.6 million) in 2003. The proportion of AmBev's consolidated net sales generated outside of Brazil was approximately 12.0% in 2003. For the year ended 31 December 2003, net sales from international operations totalled R$1,046.1 million (€287.1 million), compared to R$396.3 million (€108.8 million) for the year ended 31 December 2002 and its total volumes sold reached 20.6 million hectoliters (including Quinsa's total volumes sold).

For the year ended December 31, 2003, net sales from its beer operations in Brazil were R$6,114.6 million (€1,678.4 million) accounting for approximately 70.4% of its consolidated net sales in 2003. Its beer production capacity in Brazil was 98.3 million hectoliters as of 30 November 2003 (based on AmBev's own estimates). AmBev's sales volumes of beer in Brazil totalled 55.3 million hectoliters in 2003 and 58 million hectoliters in 2002. In March 2004, AmBev had a 65.0% market share of the Brazilian beer market.

AmBev's proprietary beer brands Skol, Brahma Chopp and Antarctica Pilsen are among the most-consumed brands in the world and occupy the first, the second and the fourth position, respectively, in the Brazilian beer sector as of February 2004, according to ACNielsen.

In February 2004, AmBev had a 17.3% market share of the Brazilian soft drink sector. For the year ended 31 December 2003, net sales from the Brazilian soft drink operations were R$1,205.1 million (€330.8 million), accounting for approximately 13.9% of AmBev's consolidated net sales. Its soft drink production capacity in Brazil was 42.8 million hectoliters as of 30 November 2003 (based on AmBev's own estimates), which includes the production of proprietary and Pepsi soft drinks. In total, AmBev sold 17.7 million hectoliters of soft drinks in Brazil in 2003 and 18.2 million hectoliters of soft drinks in 2002.

Through its strategic alliance with PepsiCo, AmBev is the sole Pepsi bottler in Brazil and a producer and distributor of certain Pepsi beverage products, which accounted for 40.4% of AmBev's soft drink sales volumes in 2003 (based on AmBev's own estimates). AmBev's principal soft drink brands include also its proprietary brand Guaraná Antarctica, which accounted for 44.9% of its soft drink sales volume in 2003 (based on AmBev's own estimates).

AmBev's NANC portfolio is comprised of a wide variety of products, including isotonic sport drinks (Gatorade and Marathon), iced tea (Lipton Iced Tea), mineral water and juices. In 2003, total NANC volumes sold was 1.1 million hectoliters. Net sales amounted to R$127.1 million (€34.9 million), and it accounted for approximately 1.5% of AmBev's consolidated net sales.

1 The financial data relating to AmBev's past financial performance are expressed in Brazilian GAAP and may thus differ from AmBev's pro forma financial data expressed in IFRS.

Key financials of AmBev, Interbrew and InterbrewAmBev

	AmBev Pro Forma IFRS 2003		Interbrew IFRS 2003	InterbrewAmBev Pro Forma Consolidated 2003
	R$ (Millions except for share numbers)	Euro (Millions)	Euro (Millions except for share number)	Euro (Millions except for share number)
Net Turnover	8,716	2,393	7,044	9,287
EBITDA[2]	2,993	821	1,498	2,287
Profit from Operations	2,068	567	839	1,268
Net profit from Ordinary Activities	1,753	480	505	511
Net Profit	1,753	480	505	511
Net Financial Debt	2,982	818	2,434	3,500
Number of outstanding shares of capital stock on 31 December 2003	15,631,332,792 common shares[7] 22,281,302,330 preferred shares[7]		432,382,982 ordinary shares	574,094,982 ordinary shares
EPS[3]			1.17	0.89
EPS before Goodwill Amortization			1.45	1.40

The full pro forma figures for InterbrewAmBev are included in the exhibits to the Report.

Number of outstanding shares

	AmBev (as of 22 March 2004)	Interbrew (as of 30 June 2004)
Number of outstanding shares of capital stock	15,631,332,792 common shares[7] 22,235,714,532 preferred shares[7]	433,517,559 ordinary shares

Key financials of Labatt[4]

	Labatt Pro Forma IFRS[5] 2003
	Euro[6] (Millions)
Net Turnover	1,227
EBITDA[2]	357
Profit from Operations	294
Income from associates	0
Net Profit	**184**

A more detailed pro forma income statement for Labatt is included in the exhibits to the Report.

2 Net income before interest, tax, depreciation and amortisation.
3 Net profit from ordinary activities, divided by the weighted average number of ordinary Interbrew shares. The weighted average number of Interbrew shares used in the computation of the pro-forma EPS amounts to 574 million (see the Consolidated Pro Forma 2003 Financial Statements of InterbrewAmBev in schedule hereto for more detail on the computation).
4 Including the Canadian brewing and distribution operations, but excluding Femsa Cerveza, Labatt USA and certain other businesses owned by Labatt, that have been transferred to other subsidiaries of Interbrew that are not subsidiaries of Labatt and hence will not be acquired by AmBev. For more information about the transfer of Femsa Cerveza and Labatt USA, see section 3.2.6.
5 Excluding the estimated negative impact of the Quebec strike, the pro forma EBITDA would have amounted to € 386 million.
6 Translated in € using a rate of €1/C$1.6336 (spot rate as of 31 December 2003).
7 Excluding treasury shares.

Interbrew and AmBev's Historical Stock Price Performance

Interbrew Historical Stock Price Performance - in EUR

Source: Factset



Closing price
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
LTM Average 22.13
6 Month Average 23.62
3 Month Average 24.85
1-day Prior to Announcement 23.00
Spot (25/02/04) 23.58
Spot (30/06/04) 26.15
Jan-2003
Apr-2003
Jul-2003
Sept-2003
Dec-2003
Mar-2004
Jun-2004
Daily from 2-Jan-2003 to 30-Jun-2004

AmBev Common Share Historical Stock Price Performance (Local Market) – in R$ per 1,000 shares

Source: Factset



Closing price
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
LTM Average 748.4
6 Month Average 929.1
3 Month Average 1,084.3
1-day Prior to Announcement 870.0
Spot (25/02/04) 640.0
Spot (30/06/04) 1,200.0
Jan-2003
Apr-2003
Jun-2003
Sept-2003
Dec-2003
Mar-2004
Jun-2004
Daily from 2-Jan-2003 to 30-Jun-2004

AmBev Preferred Share Historical Stock Price Performance (Local Market) – in R$ per 1,000 shares

Source: Factset



Closing price
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
LTM Average 629.3
6 Month Average 620.8
3 Month Average 564.2
1-day Prior to Announcement 762.0
Spot (25/02/04) 727.0
Spot (30/06/04) 616.0
Jan-2003
Apr-2003
Jul-2003
Sept-2003
Dec-2003
Mar-2004
Jun-2004
Daily from 2-Jan-2003 to 30-Jun-2004

Summarised terms and structure of the InterbrewAmBev combination

Interbrew will issue 141,712,000 new ordinary shares (with a total market value of €3.7 billion based on a share price on 30 June 2004 of €26.15 per share), to BRC in exchange for the contribution in kind which will be made by BRC of 100% of the issued and outstanding capital stock of Tinsel Investments wich, at the time of the closing of the contribution, will own indirectly a total of approximately 8.25 billion AmBev common shares, representing approximately a 52.8% voting interest and a 21.8% economic interest in AmBev (the "contribution"), and will have no liabilities.

BRC will have its 141,712,000 shares certified by the Stichting Interbrew, by exchanging these shares against Stichting Interbrew certificates. As of the closing of the InterbrewAmBev combination, Stichting Interbrew will own 321,712,000 Interbrew shares (which includes 141,712,000 shares certified by BRC and 180 million shares certified by the existing Interbrew founding families), representing approximately a 56% interest in Interbrew. The existing Interbrew founding families, whose interests in Stichting Interbrew will be held through Eugénie Patri Sébastien ("EPS"), a company limited by shares (*"société en commandite par actions"*) incorporated under Luxembourg law (which will be transformed into a limited liability company (*"société anonyme"*) prior to closing), and BRC will have equal voting and control rights with respect to Stichting Interbrew and, indirectly, with respect to the Interbrew shares held by Stichting Interbrew.

A holding company ("Mergeco") directly owning Labatt Holding ApS, a corporation organised under the laws of Denmark ("Labatt Holdco") (Labatt Holdco having acquired all the capital stock of Labatt), will be merged into AmBev (AmBev being the surviving company) pursuant to an *Incorporação* under Brazilian law (the *"Incorporação"* and, with the contribution, the "combination"). In the *Incorporação*, AmBev will issue approximately 7.9 billion AmBev common shares and approximately 11.4 billion AmBev preferred shares to Interbrew (through the sole shareholder of Mergeco which is wholly owned by Interbrew, Interbrew International B.V.). At the time of the *Incorporação*, Labatt will only consist of its Canadian brewing and distribution operations (as described below, Labatt's 30% interest in Femsa Cerveza, Labatt's 70% interest in Labatt USA and certain other businesses owned by Labatt have been transferred to other subsidiaries of Interbrew (that are not subsidiaries of Labatt) and hence will not be contributed to AmBev pursuant to the *Incorporação*). In addition, pursuant to the *Incorporação* Agreement, the parties have agreed that, at the time of the closing of the *Incorporação*, Labatt and Labatt Holdco, which are two of the entities that will be contributed, directly or indirectly, to AmBev as a result of the *Incorporação*, will, together with Labatt's subsidiaries, have an aggregate third party net debt of C$1.3 billion (€800 million). The aggregate debt of Labatt (including debt of its subsidiaries) and Labatt Holdco was taken into account in determining the number of shares to be issued by AmBev, i.e. should the debt level of Labatt (including debt of its subsidiaries) and Labatt Holdco have been lower more AmBev shares would have been issued in the *Incorporação*.

On 24 May 2004, Interbrew and Femsa announced the unwinding of their Mexican and U.S. joint ventures, both of which had been conducted by Interbrew indirectly through Labatt. On 28 May 2004, Labatt transferred (i) the Femsa Cerveza Interest and (ii) the Labatt USA Interest to another subsidiary of Interbrew that is not a subsidiary of Labatt. As a result, neither the Femsa Cerveza Interest nor the Labatt USA Interest will be among the businesses contributed to AmBev pursuant to the *Incorporação*. Interbrew has agreed to sell the Femsa Cerveza Interest to Femsa for $1.245 billion following the closing of the *Incorporação*. At the same time, the exclusive US distribution rights to Femsa Cerveza's brands will be assigned by Labatt USA to a subsidiary of Femsa in exchange for the redemption of Femsa's 30% indirect interest in Labatt USA. Upon completion of these transactions, Interbrew will own 100% of Labatt USA

and Femsa will own 100% of Femsa Cerveza. For more information about these transactions, see section 3.2.6.

Following closing of the combination (the "closing") and in accordance with Brazilian corporate law, Interbrew (directly or through one of its subsidiaries) will launch a mandatory tender offer (the "tender offer" or "MTO") (which is expected to be in cash and on terms that will be subject to approval by the *CVM*) for all remaining outstanding shares of AmBev common stock owned by the public. Interbrew expects to launch the mandatory tender offer within approximately 6 months following closing.

The existing Shareholders' Agreement with respect to AmBev between certain entities controlled by the existing controlling shareholders of AmBev and Fundação Antonio e Helena Zerrenner ("Fundação"), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents has been renewed and extended until 2019. Accordingly, Fundação will remain as a common shareholder and will not tender its shares in the mandatory tender offer.

Assuming full acceptance of the tender offer by the public holders of AmBev common stock (other than the Fundação), Interbrew would hold an approximately 83.9% voting interest and a 54.4% economic interest in AmBev. This corresponds to approximately 19.7 billion AmBev common shares (with a total market value of €6.3 billion based on a share price on 30 June 2004 of R$1,200 per 1000 AmBev common shares) and 11.4 billion AmBev preferred shares (with total a market value of € 1.9 billion based on a share price on 30 June 2004 of R$616 per 1,000 AmBev preferred shares). Based on the share prices of 25 February 2004, Interbrew's stake in AmBev corresponds to €3.4 billion for common shares (based on a share price of R$640 per 1,000 AmBev common shares) and €2.3 billion for preferred shares (based on a share price of R$727 per 1,000 AmBev preferred shares).

Interbrew will change its name to a new name that will be communicated by the Board of Directors on the day of the Shareholders' Meeting.

Interbrew and AmBev will retain their separate stock exchange listings.

Completion of the combination is subject to customary regulatory conditions, the approval of the Brazilian Central Bank and approval by the shareholders of Interbrew (for the capital increase of Interbrew in consideration of the contribution of the shares of Tinsel Investments to Interbrew) and by the shareholders of AmBev (for the merger of Labatt into AmBev). The combination is expected to be completed in the third quarter of 2004. See section 6 for more information regarding certain events that could cause the closing to be delayed.

1. Purpose of this Report

This Report has been prepared in accordance with Article 602 of the Belgian Companies Code, which provides that whenever a company proposes to increase its share capital by way of a contribution in kind, the Board of Directors of the company must prepare a special report discussing the benefits of the transaction to the company.

This Report is aimed at informing the shareholders about the proposed increase of the share capital of Interbrew by way of issuance of 141,712,000 new ordinary shares of Interbrew, representing approximately a 24.7% interest in Interbrew, to BRC as a result of BRC contributing in kind to Interbrew 100%, of the issued and outstanding capital stock of Tinsel Investments, a company that will own indirectly, at the time of the contribution, approximately a 52.8% voting interest and 21.8% economic interest in AmBev (the "Capital Increase"). The Capital Increase will be placed to the vote of the Extraordinary Shareholders' Meeting of Interbrew convened on 27 August 2004.

This Report has been unanimously approved by the Board of Directors of Interbrew.

In connection with the proposed Capital Increase, KPMG, the Statutory Auditor of Interbrew, represented by Mr. Erik Helsen, has prepared for your attention a report in accordance with article 602 of the Belgian Companies Code. The Statutory Auditor's Report must be read in conjunction with this Report and is attached hereto.

2. Description of the Capital Increase and interest thereof for Interbrew

2.1 Description of the Capital Increase

2.1.1 Capital Increase and contribution in kind

The Board of Directors proposes to increase the share capital of Interbrew in an amount of €109,118,240 that will bring the capital from €334,070,404,43 to €443,188,644,43 (or any other relevant amount, in the case that the amount mentioned above is modified after the publication of this Report, as a result of any exercise of warrants issued by Interbrew in connection with its employee warrants plan), as a result of BRC, a company incorporated under the laws of Luxembourg, with address at Côte d'Eich, 73, L-1450 Luxembourg, contributing in kind 100% of the issued and outstanding capital stock of Tinsel Investments, a company incorporated under the laws of Luxembourg, with address at Côte d'Eich, 73, L-1450 Luxembourg. Tinsel Investments will own indirectly, at the time of the contribution, 8,253,913,260 AmBev common shares, such shares representing approximately a 52.8% voting interest and 21.8% economic interest in AmBev.

The contribution of all the capital stock of Tinsel Investments has been valued at €3,341,568,960 as of 25 February 2004 (see section 7 of this Report for information on the valuation of the contribution), of which €109,118,240 shall be recorded as share capital and €3,232,450,720 as issuance premium. As consideration for this contribution, Interbrew shall issue 141,712,000 new shares that shall be subscribed by BRC and that shall represent approximately a 24.7% interest in Interbrew. As a result of this issuance, the total number of shares of capital stock of Interbrew will be brought from 433,517,559 shares currently to 575,229,559 shares at closing (or any other relevant amount, in the case that the amount mentioned above is modified after the publication of this Report, as a result of any exercise of warrants issued by Interbrew in connection with its employee warrants plan).

2.1.2 Decision at the Extraordinary Shareholders' Meeting

The Capital Increase shall be placed to the vote of the Extraordinary Shareholder's Meeting convened on 27 August 2004, at 9.30 a.m., at Sodehotel, avenue E. Mounier 5, 1200 Brussels.

Shareholders, at this Extraordinary Shareholders' Meeting, shall also resolve on certain proposed modifications to the by-laws of Interbrew in connection with the InterbrewAmBev combination, which are described in the convening notice referred to hereunder. The main modifications are described in section 3.2.11 of this Report.

The notice convening this Extraordinary Shareholders' Meeting of Interbrew will be published in *L'Echo, De Tijd, Le Soir, De Standaard, La Libre Belgique* and *De Morgen* on 30 July and 10 August 2004, and in the *Moniteur Belge/ Belgisch Staatsblad* on 10 August 2004.

In order for the Extraordinary Shareholders' Meeting to resolve validly on this proposal, at least 50% of the share capital of Interbrew shares must be present or represented. The resolutions of the Extraordinary Shareholders' Meeting will require a majority of 75% of the votes cast.

Stichting Interbrew, Interbrew's controlling shareholder, has undertaken to vote in favour of the Capital Increase and of the other decisions placed to the vote of the Extra-ordinary Shareholders' Meeting.

2.1.3 Features of new Interbrew shares

The new ordinary shares that Interbrew shall issue to BRC as a result of BRC contributing to Interbrew all the issued and outstanding stock of Tinsel Investments shall be of the same kind as the existing ordinary shares of Interbrew

and shall, upon their issuance, benefit from the same rights and privileges as the existing ordinary shares of Interbrew.

The new ordinary shares of Interbrew shall entitle their holder to the dividend relating to the financial year during which the closing of the Capital Increase will occur and the subsequent financial years.

Such ordinary shares shall be issued in registered form and shall be without nominal value.

The new ordinary shares shall be listed on the First Market of Euronext Brussels as soon as practicable following the date of issuance.

2.1.4 No preferential rights of existing shareholders in connection with the Capital Increase

In accordance with Article 592 of the Belgian Companies Code, existing shareholders will not benefit from a preferential subscription right in connection with the Capital Increase.

2.1.5 No appraisal of shares

Pursuant to Belgian law, no mandatory tender is required to be launched on the Interbrew shares as a result of the Capital Increase and of the implementation of the InterbrewAmBev combination. Accordingly, the shareholders will not benefit from any right to the appraisal of their shares in connection therewith.

2.2 Interest of the Capital Increase for Interbrew

The Capital Increase constitutes, along with the merger of Labatt into AmBev, the essential pillar of the combination with AmBev, and the merits of this combination are discussed in depth further in this Report. Consequently, the Capital Increase is in the interest of Interbrew.

3. Structure and key terms of the InterbrewAmBev combination

The sections that follow provide a summarised view on the structure and terms of the InterbrewAmBev combination.

3.1 Structure

3.1.1 Groups structure prior to combination

AmBev common shares are currently held by 3 groups of stockholders (notwithstanding the ownership of preferred shares):

(i) The Braco companies, which currently own 8,253,913,260 AmBev common shares (of which 4,039,568,225 are currently owned by Empresa de Administração e Participações S.A. - ECAP ("ECAP"), a corporation incorporated under the laws of Brazil);

(ii) Fundação, which currently owns 3,794,204,726 AmBev common shares; and

(iii) AmBev's public shareholders.

Excluding treasury shares, as at 22 March 2004, AmBev had approximately 15,631,332,792 common shares outstanding, representing approximately 41% of the total outstanding common and preferred shares. As at the same date, AmBev also had approximately 22,235,714,532 preferred shares outstanding, representing approximately 59% of the total outstanding common and preferred shares. AmBev's common and preferred shares trade in both Brazil
(São Paulo Stock Exchange) and in the U.S. in the form of American Depositary Receipts ("ADRs") (New York Stock Exchange). AmBev preferred shares are non-voting shares, except under limited circumstances (see section 5.1.5).

BRC (a Braco company) will, upon closing, contribute to Interbrew 100% of the capital stock of Tinsel Investments (another Braco company). Upon closing, Tinsel Investments will own, through a wholly owned subsidiary, (i) 4,214,345,035 AmBev common shares and (ii) approximately 98.64% of the capital stock of ECAP (which, in turn, owns directly 4,039,568,225 AmBev common shares). The AmBev shares that will be owned indirectly by Tinsel Investments will represent approximately 52.8% of the outstanding common shares and 21.8% of the total outstanding common shares and non-voting preferred shares of AmBev.

Stichting Interbrew, a Dutch foundation that holds the interests of Interbrew's founding families, currently owns approximately 64% of Interbrew. Two foundations, the Fonds Interbrew-Baillet Latour and the Fonds Verhelst ("Interbrew Foundations"), hold, on an aggregate basis, approximately 2% of Interbrew. These foundations have entered into voting arrangements with Stichting Interbrew, providing that the three bodies will consult before any Shareholders' Meeting to decide how they will exercise the voting rights attached to the shares they hold. These arrangements will continue to exist and will not be affected as a result of the InterbrewAmBev combination. Interbrew's ordinary shares are traded on the First Market of Euronext Brussels. As of 30 June 2004, Interbrew has 433,517,559 ordinary shares outstanding.

Each of Stichting Interbrew, EPS and the Braco companies have agreed to certain pre-closing lock-up arrangements that will terminate upon the closing of the transactions contemplated by the Contribution and Subscription Agreement (as defined in section 3.2.1) or, if the closing does not occur, upon the termination of the Contribution and Subscription Agreement in accordance with its terms.

Group Structure Prior to Combination


Interbrew
AmBev
Interbrew Founding Families[1]
100%
Voting arrangements
Stichting Interbrew
Interbrew Foundations
Public Float
64%
2%
34%
Interbrew
30%
70%
100%
Femsa Cerveza
Labatt USA
Labatt
BRC
100%
Shareholders Agreement
Tinsel Investments
Zerrenner Foundation
Public Float
53% Voting (indirect)
22% Economic (indirect)
24% Voting
11% Economic
23% Voting
67% Economic
AmBev

1 Stichting Interbrew certificates held directly by individuals or through EPS or other entities

3.1.2 Combination

Capital Increase

Interbrew will issue 141,712,000 new shares to BRC in exchange for the contribution of 100% of the issued and outstanding capital stock of Tinsel Investments. As a result of this part of the combination, Interbrew will own, indirectly, approximately a 52.8% voting interest and 21.8% economic interest (21.6% excluding the economic interest of the ECAP minorities) in AmBev.

Merger of Labatt into AmBev

Mergeco which directly owns Labatt Holdco, which will have acquired all the capital stock of Labatt, will be merged into AmBev, pursuant to the *Incorporação*.
In the *Incorporação*, AmBev will issue approximately 7.9 billion AmBev common shares and approximately 11.4 billion AmBev preferred shares to Interbrew (through the sole shareholder of Mergeco, Interbrew International B.V.). At the time of the *Incorporação*, Labatt will only consist of its Canadian brewing and distribution operations (the Femsa Cerveza Interest, the Labatt USA Interest and certain other businesses owned by Labatt have been transferred to other subsidiaries of Interbrew (that are not subsidiaries of Labatt) and hence will not be contributed to AmBev pursuant to the *Incorporação*).
In addition, the parties have agreed that, at the time of the closing of the *Incorporação*, Labatt and Labatt Holdco, which are two of the entities that will be contributed, directly or indirectly, to AmBev as a result of the *Incorporação*, will, together with Labatt's subsidiaries, have an aggregate third party net debt of C$1.3 billion (€800 million). The aggregate debt of Labatt (including debt of its subsidiaries) and Labatt Holdco was taken into account in determining the number of shares to be issued by AmBev, i.e. should the debt level of Labatt (including debt of its subsidiaries) and Labatt Holdco have been lower more AmBev shares would be issued in the *Incorporação*. See section 3.2.6 for more detailed information.

Governance of Interbrew

BRC has agreed to have its 141,712,000 new Interbrew shares certified by the Stichting Interbrew, by exchanging these shares against certificates issued by Stichting Interbrew. The Stichting Interbrew currently owns 272,956,026 Interbrew shares which have been certified on behalf of the Interbrew founding families through EPS. Approximately 93 million of these certificates will be

exchanged by EPS or descendants of the Interbrew founders against corresponding Interbrew shares held by the Stichting Interbrew. As a result of these transactions, Stichting Interbrew will retain 180,000,000 Interbrew shares that have been certified on behalf of the Interbrew founding families through EPS and receive 141,712,000 new Interbrew shares from BRC in exchange for certificates. In aggregate, Stichting Interbrew will own 321,712,000 Interbrew shares, representing approximately a 56% interest in Interbrew. EPS and BRC will have equal voting and control rights with respect to Stichting Interbrew and, indirectly, with respect to the Interbrew shares held by Stichting Interbrew. The members of the Board of Directors of Interbrew shall be appointed by the general meeting of shareholders upon proposal by the Board of Directors of Interbrew. The holder of the class B Stichting Interbrew certificates (BRC) will have the right to nominate four directors to the Board of Directors of Interbrew, the holder of the class A Stichting Interbrew certificates (EPS) will have the right to nominate four directors to the Board of Directors of Interbrew, and the Stichting Interbrew board (which will consist of eight directors, four of which will be appointed by BRC and four of which will be appointed by EPS) will nominate 4 to 6 independent directors to the Board of Directors of Interbrew. Immediately following the closing, the board of Interbrew will have six independent directors (among whom, 5 will qualify as independent director within the meaning of Article 524 of the Belgian Companies Code). Of the approximately 93 million (i.e. approximately 95 million taking into account approximately 2 million shares from a previous exchange by descendants of the Interbrew founders of certificates of Stichting Interbrew - representing, in aggregate, a 17% interest in Interbrew) additional Interbrew shares owned by members of the existing Interbrew founding families that will no longer be held in Stichting Interbrew upon closing, 72 million shares will be subject to a lock-up until 30 June 2005 and, thereafter, to orderly disposition arrangements applicable to any sale of these shares. For more information, see section 3.2.10 and 3.2.11.

Mandatory tender offer for remaining AmBev shares

Following closing of the transactions outlined above and in accordance with Brazilian corporate law, Interbrew (directly or through one of its subsidiaries) will launch a mandatory tender offer (which is expected to be in cash) for all remaining outstanding AmBev common shares at an expected price equal to 80% of the price implicit in the exchange of shares between Interbrew and BRC expected to be calculated on the basis of the stock exchange value of the Interbrew shares before the closing. The terms of the mandatory tender offer will be subject to the approval of the CVM. Interbrew expects to launch the mandatory tender offer within approximately 6 months following closing. Fundação, which owns approximately 3.8 billion AmBev common shares, currently representing a 24.3% voting interest in AmBev, has renewed and extended until 2019 its Shareholders' Agreement with respect to AmBev. Accordingly, Fundação will remain as a common shareholder and will not tender its shares in the mandatory tender offer. Assuming full participation by the existing public float, Interbrew would acquire approximately 3.6 billion additional AmBev common shares via the tender offer.

Interbrew's ownership interest in AmBev

At that point, assuming full participation by the public float of AmBev in the MTO, Interbrew would hold approximately a 84% voting interest and approximately a 54% economic interest in AmBev. AmBev will indirectly own 100% of Labatt (which will consist only of its Canadian brewing and distribution operations).

Assuming no participation by the public float in the MTO, Interbrew would hold (directly and through Tinsel Investments) an approximately 69% voting interest and a 48% economic interest in AmBev, and the public float would hold an approximately 15% voting interest and 45% economic interest in AmBev.

Closing conditions

Completion of the transactions outlined above is subject to certain conditions, which are summarised in section 3.2.3 of this Report. It is expected that the transactions will close in the third quarter of 2004.

Group Structure Post Combination and transactions with Femsa[1]



Shareholders Agreement[3]
BRC
EPS
Voting arrangements
Stichting Interbrew
Interbrew Foundations
Interbrew Founding Families[4]
Public Float
56%
1%
17%
26%
Interbrew
(under it's new name)
Shareholders Agreement
100%
Zerrenner Foundation
Tinsel Investments
Public Float
100%
16% Voting
7% Economic[2]
84% Voting[5]
54% Economic[5]
0% Voting
39% Economic
Labatt USA
AmBev
100%
Labatt

1 Chart assumes 100% participation by public float in the MTO.
2 Includes 396 million preferred shares.
3 Provides for equal voting and control rights of BRC and EPS over Stichting Interbrew and, indirectly, over Interbrew shares held by it.
4 Individuals, EPS or other entities. Shares held by EPS or its permitted transferees, wich represent, at closing, approximately 10% of the total shares of Interbrew, must be voted in the same manner as the shares held by the stichting interbrew as long as the Interbrew Shareholders' Agreement remains in force (see section 3.2.11).
5 Represent the AmBev shares held through Tinsel Investments and the AmBev shares held directly by Interbrew (or through a subsidiary of Interbrew).

3.2 Key terms

3.2.1 Introduction

On 3 March 2004, Interbrew, the Stichting Interbrew and EPS entered into a Contribution and Subscription Agreement (the "Contribution and Subscription Agreement") with the Braco companies (the Braco companies include Braco S.A., a corporation incorporated under the laws of Brazil ("Braco"), ECAP, BRC and Tinsel Investments and other companies under common control) with respect to the Capital Increase.

On the same date, Interbrew, Mergeco and Labatt, entered into an *Incorporação* Agreement with AmBev (the "*Incorporação* Agreement") with respect to the merger of Labatt into AmBev.

The Contribution and Subscription Agreement and the *Incorporação* Agreement provide for the transactions outlined above.

The Contribution and Subscription Agreement and the *Incorporação* Agreement may not be terminated except by mutual agreement of the parties. The Contribution and Subscription Agreement can be terminated by either the Braco companies or Interbrew if, prior to closing, the *Incorporação* Agreement is terminated in accordance with its terms.

The Contribution and Subscription Agreement also contains certain restrictions on the business and activities of the Braco companies and AmBev, on the one hand, and Interbrew, EPS and the Stichting Interbrew, on the other hand, until the closing of the transactions contemplated by the Contribution and Subscription Agreement. In general, these restrictions obligate the parties to conduct their respective businesses in the ordinary course consistent with past practice and impose certain limitations with respect to, among other things, the incurrence of debt beyond a specified amount, significant acquisitions or dispositions, and issuances of stock.

3.2.2 Representations and warranties

The parties to the Contribution and Subscription Agreement and the *Incorporação* Agreement have provided certain representations and warranties.

Pursuant to the Contribution and Subscription Agreement and the *Incorporação* Agreement, the parties have agreed to provide certain indemnities with respect to breaches of their representations and warranties and for certain other breaches of such Agreements.

3.2.3 Closing conditions

Completion of the transactions described in section 3.1 of the Report is subject to, *inter alia*, satisfaction of the following conditions:

- Approval of the Capital Increase by the shareholders of Interbrew (which requires, pursuant to Belgian corporate law, that 50% of the capital stock of Interbrew be present or represented at the Shareholders' Meeting and a positive vote by 75% of the present and represented shares) and approval of the merger of Labatt into AmBev by the shareholders of AmBev (which requires, pursuant to Brazilian corporate law and the by-laws of AmBev, that two-thirds of the voting stock of AmBev be present or represented at the meeting and a positive vote by 50% plus one share of the present and represented shares). The AmBev Shareholders' Meeting will be held immediately prior to the closing of the combination. Stichting Interbrew, EPS, Fundação and the Braco companies have all agreed to vote in favour of the transactions at the relevant Shareholders' Meetings.

- Receipt of regulatory approvals, such as competition clearances (except the Brazilian antitrust approval which may be obtained post closing) and the approval of the Brazilian Central Bank. In case government authorities, including anti-trust authorities, impose or threaten to impose unduly burdensome remedies, either party may postpone the closing while the parties cooperate to find a solution. See also section 6 of this Report.

- Non-occurrence of certain limited material adverse changes for Interbrew and AmBev, which exclude changes resulting from (i) general economic or capital or financial markets conditions; (ii) political, governmental or regulatory changes or actions (other than war, moratorium or the nationalization or expropriation of assets); (iii) changes in the beer, soft drinks, beverage or consumer products markets; (iv) changes or developments in monetary policy (including currency devaluations) or inflation or (v) the announcement of the transactions contemplated by the Contribution and Subscription Agreement and the *Incorporação* Agreement.

See also section 6 for risks relating to the timing of the closing.

3.2.4 ECAP option

Following the closing of the contribution of 100% of the capital stock of Tinsel Investments (a Braco company), Interbrew will own, through a wholly owned subsidiary of Tinsel Investments, approximately 98.64% of the capital stock of ECAP, which owns directly 4,039,568,225 AmBev common shares. In addition, Interbrew and BRC agreed, pursuant to the Contribution and Subscription Agreement, to enter into a put option agreement, to be effective as of the closing date, pursuant to which Interbrew will grant to BRC an option to sell to Interbrew or to an affiliate of Interbrew designated by Interbrew, at specific times to be agreed by the parties, all of the issued and outstanding ECAP capital stock not currently owned by any Braco company (i.e. 1.36% of the issued and outstanding capital stock of ECAP) for a cash amount proportional to the consideration received by BRC pursuant to the Contribution and Subscription Agreement. This would represent a cash amount equivalent to approximately 948,000 Interbrew shares.

3.2.5 BAC tag-along right

On January 31, 2003:

- Pursuant to the May 1, 2002 Share Exchange Agreement, Quinsa signed with AmBev (the "Share Exchange Agreement"), AmBev contributed to Quinsa all the shares (the "Southern Holding Shares") of Linthal S.A., a Uruguayan holding company organized for the purpose of holding the AmBev businesses that manufacture, market, sell or distribute beer in Argentina, Paraguay and Uruguay in exchange for 26,388,914 newly issued Quinsa Class B shares;
- Pursuant to a Stock Purchase Agreement dated 1 May 2002, as amended on 31 January 2003 (the "Stock Purchase Agreement"), AmBev acquired, from Beverage Associates Corp. ("BAC"), a company organised under the laws of the British Virgin Islands which was organised by various individual shareholders who are descendants of the founding family of Quinsa, 230,920,000 Quinsa Class A shares, without par value, for an aggregate purchase price of US$ 346,380,000.

As a result of such transactions, and including purchases by AmBev of Class B shares after 1 February 2003, AmBev owned, as of 31 December 2003, approximately 38.9% of the total voting power and approximately 49.66% of the total economic power of the capital stock of Quinsa.

In January 2003, in connection with the acquisition of its interest in Quinsa, AmBev granted a put option to BAC, which will become immediately exercisable upon a change of control of AmBev, to sell the remaining Quinsa Class A shares held by BAC to AmBev in exchange for a mix of common and preferred shares of AmBev. In addition, Braco and ECAP have granted BAC and its permitted transferees (the "BAC shareholders") tag-along rights (the "BAC Tag-Along Right") pursuant to which the BAC shareholders have the right to sell AmBev common shares they hold at the same price and on the same terms and conditions as Braco and ECAP in connection with certain sales of AmBev Shares by Braco and ECAP or any sale of a majority of the outstanding shares of Braco and ECAP.

Pursuant to the Contribution and Subscription Agreement, Interbrew has undertaken that, in case a BAC shareholder exercises its BAC Tag-Along Right, Interbrew shall, at such BAC shareholder's option, either (i) issue such BAC shareholder a number of ordinary shares of Interbrew or (ii), to the extent that such BAC shareholder wishes to receive cash instead of Interbrew shares for all or a portion of its BAC Tag-Along Right, purchase all or a portion of such BAC

shareholder's AmBev common shares for cash at a purchase price equal to the implied value of the consideration for such AmBev common shares. BRC shall reimburse Interbrew (in cash or through a reduction in the number of new Interbrew ordinary shares subscribed by BRC) for any cost and expense incurred by Interbrew with respect to such BAC shareholder over and above a price of $24.85 per 100 shares of AmBev common stock. Any reduction in the number of new Interbrew ordinary shares subscribed by BRC as a result of the above would be not significant. It is currently anticipated that any issuances of Interbrew shares or cash payments that may be required pursuant to the exercise of the BAC Tag-Along Right will occur after the Closing.

If BAC elects to exercise its put option, the number of common and preferred AmBev shares to be issued to BAC will be calculated as Quinsa's equity value multiplied by certain discount factors and divided by AmBev's 90-day weighted average share price. Quinsa's equity value will be determined by applying AmBev's multiple (as defined hereinafter) (or a fixed multiple of 8.0 if so elected by BAC) to Quinsa's EBITDA for the four full fiscal quarters preceding the 30th day prior to the closing of the InterbrewAmBev combination and then subtracting Quinsa's consolidated net debt reflected on its most recent balance sheet. If applicable, AmBev's multiple will be determined based on AmBev's enterprise value (defined as (i) AmBev's 90-day weighted share price multiplied by AmBev's total shares outstanding plus (ii) AmBev's consolidated net debt as of the last day of the most recent fiscal quarter) divided by AmBev's EBITDA for the four full fiscal quarters preceding the 30th day prior to the closing of the InterbrewAmBev combination.

According to Interbrew management estimates, the exercise by BAC of its put option and tag-along right discussed above would be neutral to InterbrewAmBev in terms of valuation.

3.2.6 Femsa Cerveza Interest and Labatt USA and certain other companies

On 24 May 2004, Interbrew and Femsa announced the unwinding of their Mexican and US joint ventures, both of which had been conducted by Interbrew indirectly through Labatt. In accordance with the *Incorporação* Agreement and as contemplated in, and permitted by, the agreements reached with Femsa, the Femsa Cerveza Interest, and the Labatt USA Interest have been transferred from under Labatt to a newly formed wholly-owned subsidiary of Interbrew (that is not a subsidiary of Labatt) and will not be among the businesses contributed to AmBev pursuant to the *Incorporação*.

Interbrew has agreed to sell to Femsa the Femsa Cerveza Interest for $1.245 billion following the closing of the *Incorporação*. Concurrently with the sale of the Femsa Cerveza Interest, the exclusive US distribution rights to Femsa Cerveza's brands will be assigned by Labatt USA to a subsidiary of Femsa in exchange for the redemption of Femsa's 30% indirect interest in Labatt USA. Upon completion of these transactions, Interbrew will own 100% of Labatt USA and Femsa will own 100% of Femsa Cerveza.

Pursuant to these arrangements, Femsa and its affiliates have withdrawn their lawsuit filed 12 March 2004 in New York, which sought a preliminary injunction of certain aspects of the combination, and have committed not to bring any further litigation under the joint venture documents or to make any filings or submissions with, or statements to, governmental authorities that are intended to prohibit, impair or delay the combination.

The transactions with Femsa are expected to be completed in the third quarter of 2004, conditional upon, among other things, the closing of the InterbrewAmBev combination. Femsa has obtained committed third-party financing through 31 December 2004 to fund the transactions. In the event that the InterbrewAmBev combination does not close by 31 December 2004, or if Femsa has not obtained financing to complete the transaction within 4 months of the closing of the InterbrewAmBev combination, either party may terminate the agreements.

In addition, in accordance with the *Incorporação* Agreement, Interbrew has caused Labatt and its subsidiaries to complete a restructuring transferring the remaining non-Canadian businesses owned by Labatt to other affiliates of Interbrew.

3.2.7 AmBev Shareholders' Agreement

On 1 July 1999, Fundação, Braco and ECAP, along with AmBev and the three controlling shareholders of the Braco companies (Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles) as intervening parties, entered into a Shareholders' Agreement (the "Original AmBev Shareholders' Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the Original AmBev Shareholders' Agreement, the parties thereto have, *inter alia*, agreed that each of Fundação, Braco and ECAP (see section 3.1.1 and 3.2.1 on these companies) will have proportional representation on the Board of Directors of AmBev and its subsidiaries, with Fundação having the right to appoint four directors for so long as Fundação holds a specified minimum number of AmBev common shares.

Prior to the announcement of, and in connection with, the transactions, the parties to the Original AmBev Shareholders' Agreement and Interbrew, as intervening third party beneficiary, entered into an amendment to the Original AmBev Shareholders' Agreement which became effective as of 2 March 2004. The key terms of the amendment are as follows:

- Fundação waived its rights of first refusal with respect to all share transfers in connection with the reorganization of the Braco companies and the Capital Increase.
- Fundação will vote in favour of the transactions that will be submitted to the extraordinary meeting of the shareholders of AmBev as described in the *Incorporação* Agreement.
- The duration of the Original AmBev Shareholders' Agreement was extended to 2019.
- Braco and ECAP may terminate the Original AmBev Shareholders' Agreement if the current election procedure for the trustees of Fundação is changed other than by a change in the laws applicable to private foundations generally.
- The amendment restricts the disposal of shares, directly or indirectly, by Fundação, Braco and ECAP, through private trades, on a securities exchange or the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except for the indirect disposal of shares among Mr. Lemann, Mr. Sicupira and Mr. Telles or to Interbrew or its affiliates (so long as the corporate control of Interbrew is shared with Mr. Lemann, Mr. Sicupira and Mr. Telles) and other limited exceptions.
- The "buy/sell" procedure for the resolution of deadlocks was eliminated.
- Each of the shareholders may appoint two observers to the meetings of the Board of Directors of AmBev, without a right to vote.
- A finance committee and an audit committee will be created as AmBev board committees.
- The mandatory minimum dividend provided for in the AmBev by-laws will be increased from 27.5% to an amount not less than 35%, of the (non-consolidated) annual net income of AmBev, if any, as determined and adjusted under Brazilian generally accepted accounting principles.

The AmBev corporate matters requiring the affirmative vote of both the Braco/ECAP and Fundação representatives, and over which Fundação has an effective veto right, are:

- Approval of any amendment to the bylaws of AmBev and/or to the bylaws of any of its subsidiaries with the purpose of amending: (i) the corporate purposes; (ii) the term of duration; and/or (iii) the composition, powers and duties of the management bodies.
- Approval of the annual investment budget of AmBev and/or the annual investment budget of any of its subsidiaries when the amount of proposed investments exceeds 8.7% of net sales of the company foreseen for the same fiscal year.
- Designation, dismissal and substitution of AmBev's Chief Executive Officer.
- Approval or amendment to the remuneration policy of the Board of Directors and executive board of AmBev and of the Board of Directors and executive board of any of its subsidiaries.
- Approval of the stock option plans for managers and employees of AmBev and for the managers and employees of any of its subsidiaries.
- Change in the statutory dividend policy of AmBev and/or of the statutory dividend policy of any of its subsidiaries.
- Increases of the capital of AmBev and/or the capital of any of its subsidiaries, with or without preference

right, by subscription, creation of new class of shares or change in the characteristics of the existing shares, as well as the decreases of capital, issuance of debentures, whether or not convertible into shares, warrants and creation of beneficiary bonds by AmBev and/or by any of its subsidiaries, except when such actions are carried out between AmBev and any of its subsidiaries or between AmBev's subsidiaries.

- Approval of amalgamations, transformations, mergers, spin-offs, acquisitions and divestments involving assets of AmBev and/or assets of its subsidiaries, but only, with respect to a subsidiary, if the other party to the transaction is not a direct or indirect subsidiary of AmBev and the transaction would result in a reduction in the dividend to be paid by AmBev in the future compared to the average dividend paid by AmBev for the preceding 5 years adjusted to reflect inflation.
- Creation, acquisition, assignment, transfer or establishment of an encumbrance and/or the disposal, under any title or form, of shares, quotas and/or any other securities issued by any subsidiary of AmBev, except in benefit of AmBev and/or in benefit of another subsidiary of AmBev.
- Contracting by AmBev and/or by any of its subsidiaries of debt transaction that results in a net debt/shareholders' equity exceeding 60/40.
- Entering into amendment, termination, renewal or cancellation of any contracts, agreements or the like, involving the registered or deposited trademarks in name of AmBev or any of its subsidiaries.
- Entering into loans or offering of guarantees of any kind by AmBev and/or any of its subsidiaries to any third party in an amount greater than 1% of AmBev's net worth as set in the last audited balance sheet, except in favour of: (i) the employees of AmBev and employees of any of its subsidiaries; and (ii) the subsidiaries of AmBev themselves.
- Election of members to the AmBev's Board of Directors' committees.
- Cancellation of AmBev's and/or its subsidiaries registration as a publicly traded company.
- Petition for an arrangement with creditors or acknowledgement of bankruptcy by AmBev and/or by any of its subsidiaries.
- Liquidation or dissolution of AmBev and/or of any of its subsidiaries.
- Appointment of and external auditor for AmBev and/or for any of its subsidiaries.

3.2.8 Stock exchange listings

Following closing of the combination, Interbrew shares (Euronext: INTB) will continue to maintain a Euronext Brussels listing. Shares of common stock (NYSE: ABVC, and Bovespa: AMBV3) and preferred stock of AmBev (NYSE: ABV, and Bovespa: AMBV4) will continue to trade on the New York Stock Exchange (in the form of ADRs) and in Brazil. Within two years following closing, InterbrewAmBev will complete an analysis of the feasibility and desirability of a listing for its shares on the NYSE.

3.2.9 Management and board composition of Interbrew

Pierre Jean Everaert will remain Chairman of Interbrew at the time of closing, and John Brock will remain Chief Executive Officer. The members of the Board of Directors of Interbrew shall be appointed by the general meeting of shareholders upon proposal by the Board of Directors of Interbrew. The holder of the class B Stichting Interbrew certificates (BRC) will have the right to nominate four directors to the Board of Directors of Interbrew, the holder of the class A Stichting Interbrew certificates (EPS) will have the right to nominate four directors to the Board of Directors of Interbrew, and the Stichting Interbrew board (which will consist of eight directors, four of which will be appointed by BRC and four of which will be appointed by EPS) will nominate 4 to 6 independent directors to the Board of Directors of Interbrew. Immediately following the closing, the board of Interbrew will have six independent directors (among whom, 5 will qualify as independent director within the meaning of Article 524 of the Belgian Companies Code).

The parties have formed a Convergence Committee to facilitate and oversee certain aspects of planning for, and post-closing implementation of, the transition of the parties' businesses and realization of the expected

benefits of the transaction, to the extent consistent with applicable law. Among other things, the Convergence Committee will be responsible for the formation of a unified culture, the dissemination of best practices, designation of key appointments, establishment of an appropriate compensation scheme and the capture of synergies, all to take effect following the closing of the transaction. The Convergence Committee is comprised of Marcel Herrmann Telles, Peter Harf, an independent director of Interbrew, and John Brock and will be chaired by Marcel Herrmann Telles.

The headquarters of Interbrew will be in Leuven, Belgium, and the headquarters for AmBev will be in São Paulo, Brazil. AmBev will have two Co-Chief Executive Officers, one for North America and one for Latin America, both reporting to the AmBev Board based in Brazil. The two Co-Chief Executive Officers will also be members of Interbrew's Executive Board of Management led by John Brock.

Within 2 years following the closing, Interbrew will complete a study of the feasibility of the implementation of the Economic Value Added[8] model (EVA® model) or comparable management tool as its principal financial performance measure.

3.2.10 Lock-up arrangements

Pursuant to the Contribution and Subscription Agreement, the Braco companies have agreed not to transfer, directly or indirectly, any shares or interests in any Braco company (other than as expressly agreed by the parties) or any shares or interests in AmBev. Similarly, EPS and the Stichting Interbrew have agreed not to transfer, directly or indirectly, 252,000,000 Interbrew shares[9] (including any Stichting Interbrew certificates representing the 252,000,000 Interbrew Shares or any other interests in the 252,000,000 Interbrew Shares). These restrictions on transfer will terminate upon the closing of the transactions contemplated by the Contribution and Subscription Agreement or, if the closing does not occur, upon the termination of the Contribution and Subscription Agreement in accordance with its terms.

Also on 2 March 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72,000,000 Interbrew Shares that will no longer be held by the Stichting Interbrew upon closing. These restrictions terminate on 30 June 2005 (unless the Contribution and Subscription Agreement is terminated in accordance with its terms, in which case the restrictions will terminate upon the date of termination of the Contribution and Subscription Agreement). The lock-up agreement also contains an undertaking from EPS that, beginning 1 July 2005, they (i) will effect any sales of Interbrew Shares not required to be held by the Stichting Interbrew pursuant to the Interbrew Shareholders' Agreement (as defined in section 3.2.11 of this Report) in an orderly manner so as not to disrupt the market for Interbrew shares and, in addition, (ii) will consult with Interbrew's Chief Financial Officer to ensure an orderly market if EPS intends to transfer more than one million Interbrew shares in a single week. Also on 2 March 2004, five representatives of the Interbrew founding families holding the certificates signed a letter addressed to Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles, confirming that all of the outstanding certificates are owned or controlled by members of such families and that, until the closing of the transactions contemplated by the Contribution and Subscription Agreement, at least 252,000,000 certificates will remain owned or controlled by members of such families.

3.2.11 Interbrew Shareholders' Agreement

In connection with the Contribution and Subscription Agreement, on 2 March 2004, BRC, EPS, Rayvax Société d'Investissements SA ("Rayvax"), a company organised under the laws of Belgium and holding some of the interests in Interbrew of one of the Interbrew founding families, and the Stichting Interbrew entered into a

8 Net operating profit minus an appropriate charge for the opportunity cost of all capital invested in an enterprise. EVA is a registered trade mark of Stern Stewart & Co.
9 The Stichting Interbrew currently owns 272,956,026 Interbrew shares, representing approximately 64% of all issued and outstanding Interbrew shares.

Shareholders' Agreement (the "Interbrew Shareholders' Agreement") to become effective with respect to its governance and management provisions upon the closing of the transactions contemplated by the Contribution and Subscription Agreement. The Interbrew Shareholders' Agreement provides for BRC and EPS to hold their interests in Interbrew through the Stichting Interbrew (except for approximately 95 million Interbrew shares, representing approximately 17% of the total shares of capital stock of Interbrew, that will be held by individuals or through EPS or other entities outside the Stichting Interbrew; the shares held by EPS or its permitted transferees, representing, at closing, approximately 10% of the total shares of capital stock of Interbrew, will be voted by EPS in the same manner as the Interbrew shares held by Stichting Interbrew (see "Governance of Interbrew" in section 3.1.2)) and addresses, among other things, certain matters relating to the governance and management of the Stichting Interbrew and Interbrew as well as the transfers of interests in Interbrew.

In addition, the Interbrew Shareholders' Agreement provides that Rayvax shall cause its affiliates to contribute 60,000,000 of their certificates to EPS prior to the closing of the transactions contemplated by the Contribution and Subscription Agreement. Upon closing, amendments to the Conditions of Administration of the Stichting Interbrew will take effect. 92,956,026 Stichting Interbrew certificates will be exchanged by EPS or descendants of the Interbrew founders against corresponding Interbrew shares held by the Stichting Interbrew. The Stichting Interbrew will retain 180,000,000 Interbrew shares relating to certificates held by EPS. BRC will have all 141,712,000 of its Interbrew shares certified by the Stichting Interbrew and will hold, further to this certification, 141,712,000 class B Stichting Interbrew certificates, and EPS will hold at least 180,000,000 class A Stichting Interbrew certificates (representing 180,000,000 Interbrew shares). The 321,712,000 Interbrew shares anticipated to be held by the Stichting Interbrew upon the closing of the transactions will represent approximately 56% of all issued and outstanding Interbrew shares at that time[10].

Pursuant to the terms of the Interbrew Shareholders' Agreement, BRC and EPS will jointly and equally exercise control over the Stichting Interbrew and the Interbrew shares held by the Stichting Interbrew. Among other things, BRC and EPS have agreed that the Stichting Interbrew will be managed by an 8-member Board of Directors and that they each will have the right to appoint 4 directors to the Stichting Interbrew board. At least 7 of the 8 Stichting Interbrew directors must be present in order to constitute a quorum, and any action to be taken by the Stichting Interbrew board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least 2 directors appointed by BRC and 2 appointed by EPS. Subject to certain exceptions, all decisions of the Stichting Interbrew with respect to the Interbrew Shares it will hold, including how the Stichting Interbrew's Shares will be voted at all General and Extraordinary Shareholder Meetings of Interbrew, will be made by the Stichting Interbrew board.

The Interbrew Shareholders' Agreement will require the Stichting Interbrew's board to meet prior to each Shareholder Meeting of Interbrew to determine how the Stichting Interbrew's Interbrew Shares will be voted.

In addition, the Interbrew Shareholders' Agreement requires that Interbrew's by-laws be amended to provide for shareholders' approval with a qualified majority of 75% with respect to a number of significant matters affecting Interbrew, including issuances of stock (except for issuances made by the Board of Directors within the authorised capital), mergers, large acquisitions and dispositions, delisting, and changes in Interbrew's dividend policy. The Interbrew Shareholders' Agreement also provides for Interbrew's by-laws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of Interbrew's CEO, modification of executive compensation and incentive compensation policy, modification of the target capital structure and the maximum level of net debt, and any other

10 The Stichting Interbrew currently owns approximately 64% of all issued and outstanding Interbrew shares.

matter that under Belgian law must be approved by the shareholders.

The Interbrew Shareholders' Agreement also contains procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS. In the event of a deadlock involving any matter which requires the 75% majority shareholder approval referred to above, the Interbrew Shareholders' Agreement will provide for a "buy/sell" procedure by which the party that desires to vote in favour of the particular matter (the "approving party") may require that the other party (the "dissenting party") take one of two actions: either buy the approving party's Stichting Interbrew certificates or sell its Stichting Interbrew certificates to the approving party, in each case at prices set by the approving party supported by a report of an independent investment banking firm. The "buy/sell" procedure will not be exercisable by either BRC or EPS for the first five years after the closing of the transactions contemplated by the Contribution and Subscription Agreement and will also impose a 360 day "cooling off" period before the procedure may be exercised following any deadlock. In the event of such a deadlock, the Stichting Interbrew shall instruct its representatives to vote at the Shareholders' Meeting of Interbrew against the approval of the matter resulting in the deadlock.

The Interbrew Shareholders' Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting Interbrew certificates (and consequently their Interbrew shares held through the Stichting Interbrew). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting Interbrew certificates (relating to 180,000,000 Interbrew shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting Interbrew certificates (relating to 141,712,000 Interbrew shares). In addition, the Interbrew Shareholders' Agreement requires EPS and its permitted transferees under the Interbrew Shareholders' Agreement whose Interbrew Shares are not held through the Stichting Interbrew to vote their Interbrew Shares in the same manner as the Interbrew Shares held by the Stichting Interbrew and to effect any transfers of their Interbrew Shares in an orderly manner of disposition that does not disrupt the market for the Interbrew Shares and in accordance with any conditions established by Interbrew to ensure such orderly disposition. In addition, under the Interbrew Shareholders' Agreement, EPS and BRC agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

The Interbrew Shareholders' Agreement provides that the parties to it shall complete an examination of the feasibility and desirability of redomiciling Interbrew to another jurisdiction by no later than the first anniversary of the closing. Among the factors that will be considered in such examination will be the tax consequences to Interbrew and its shareholders, the enforceability of agreements such as the Interbrew Shareholders Agreement and the new conditions of administration of the Stichting Interbrew under the laws of such jurisdiction, the acceptability of such jurisdiction to the capital markets, the corporate governance environment of such jurisdiction and the corporate law regime of such jurisdiction. If the result of such examination is positive, Interbrew will be redomicilied as soon as practicable.

The Interbrew Shareholders' Agreement will remain in effect for an initial term of 20 years from the date of the closing. Thereafter, it will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting Interbrew's organizational documents (its Conditions of Administration and By-Laws) and Interbrew's by-laws, which reflect and implement the agreements contained in the Interbrew Shareholders' Agreement, will take effect upon the closing of the transactions contemplated by the Contribution and Subscription Agreement.

4. Rationale for the InterbrewAmBev combination

4.1 AmBev's leading market positions

AmBev is the largest brewer in Latin America in terms of sales volumes and the fifth largest brewer in the world by volume, with its major brands, Skol, Brahma and Antarctica all ranking among the top 20 in the world by volume. AmBev is a significant brewer in Brazil, which is the world's fourth largest beer consuming country, with a 65% market share in Brazil as of March 2004, according to ACNielsen. Through the acquisition of its interest in Quinsa in 2003, AmBev also has market-leading positions in Argentina, Uruguay, Paraguay and Bolivia, as well as positions in other Latin American countries. AmBev is also one of the largest soft drink producers in Latin America and the second largest soft drinks producer in Brazil, which is the third largest soft drinks consumer in the world, with a 17.3 % market share in Brazil as of February 2004, according to ACNielsen. Recently, AmBev has also taken steps to develop positions in the brewing sector in countries such as Peru, Guatemala, Ecuador and the Dominican Republic, generally through using the distribution platform of the relevant Pepsi bottler.

4.2 Top-tier global performer

The combination of Interbrew and AmBev creates the world's largest brewer with pro forma sales of an estimated 189 million hectoliters in 2003 representing approximately 13% of the world's production. InterbrewAmBev will have operations with complementary geographies and brand leadership in some of the most attractive markets in the Americas, Europe and Asia. The transaction creates a global platform for the combined group to develop its three global flagship brands, Brahma, a top ten brand worldwide, and what we believe are the two fastest growing international brands, Stella Artois and Beck's. InterbrewAmBev will rank number one or two in more than 20 regions globally, and will possess a balanced mix of regions with strong volume growth including Brazil, Argentina, Russia, Ukraine, Central Europe and China and developed markets such as Germany, Canada, UK and Belgium where organic growth will be driven through market segmentation and increased efficiency.

Operations and Licence Agreements

Source: InterbrewAmBev



■ Interbrew: Operations and licence agreement ■ AmBev: Operations and licence agreement

Market	Market Position
Western Europe	
Belgium	1
Luxembourg	1
Netherlands	2
Central / Eastern Europe	
Croatia	1
Czech Republic	2
Serbia-Montenegro	1
Russia	2
Ukraine	1
Bulgaria	2
Romania	2
North America	
Canada	2
Cuba	2

Market	Market Position
Asia Pacific	
South Korea	2
Latin America	
Bolivia	1
Brazil	1
Paraguay	1
Uruguay	1
Argentina	1
Chile	2
Peru	2
Ecuador	2
Guatemala	2

Source: Interbrew 2002 Annual Report and Canadean 2003

It is anticipated that InterbrewAmBev will have balanced earnings exposure to all major geographic markets. InterbrewAmBev's pro forma 2003 economic EBITDA (a non-accounting metric aggregating EBITDA generated from majority owned operations on a pro rata ownership basis and giving credit to equity income from affiliates) would be broken down as follows: (this chart does not include Femsa Cerveza and does include 100% of Labatt USA):

2003 Economic EBITDA by geography

Source: Annual Reports Interbrew and AmBev



Asia
8%
Soft Drinks
7%
Latin America
29%
Beer
22%
Western Europe
37%
North America
14%
Central & Eastern Europe
12%

4.3 Access to the growth markets of Latin America

The combination with AmBev gives Interbrew a solid position in the Latin American region, the only one of the three leading regional growth areas in which it does not already have a significant position. Latin America is expected to see consumption growth in excess of 2% over the period 2002 to 2008 (source: Canadean) and is expected to account for over 25% of the top-line growth in the global profit pool within the beer industry (source: McKinsey & Company).

Three key drivers of top line growth in the industry are: (i) demographics; (ii) existing consumption levels, usually expressed by hectoliters consumed per capita per year, and (iii) purchasing power, usually expressed by a country's GDP per capita per year.

World Beer Consumption (MHL mm)

Source: Canadean

Mhl	1992	1997	2002	2008F	CAGR* 92-02 (%)	CAGR* 02-08 (%)
Brazil	50	80	85	95	5.4	1.9
Latin America	164	205	213	244	2.6	2.3
North America	244	247	261	273	0.7	0.7
Western Europe	314	305	296	289	(0.6)	(0.4)
Central / Eastern Europe	128	120	185	245	3.8	4.8
Asia Pacific	243	344	409	479	5.3	2.7
Africa / Middle East	56	59	66	72	1.6	1.6
World Total	1,148	1,280	1,429	1,603	2.2	1.9

* CAGR : compound annual growth rate

4.3.1 Demographics

One of the key parameters in assessing the growth potential of a given area is the growth in population and, in particular, the increase in the number of people reaching the legal drinking age each year. The demographics in most of the countries in Latin America are among the best in the world for the beer industry and compare favourably with Russia and China, two other countries often viewed as key growth areas for the beer industry.

Expected population growth: 2000-2025

Source: United Nations Demographics Report



Germany (0.2)% 82 79
UK 0.1% 59 61
USA 0.8% 283 347
Venezuela 1.5% 24 35
Mexico 1.1% 99 130
Brazil 1.0% 170 219
Russia (0.6)% 145 126
South Korea 0.4% 47 52
Colombia 1.4% 42 59
Argentina 1.0% 37 47
China 0.6% 1,275 1,471
2000 2025

→ CAGR (compound annual growth rate) 2000-2025

4.3.2 Existing consumption levels of beer

Another key parameter in assessing the growth potential of a given area is the annual per capita consumption of beer. In many of the key growth areas in the world, annual per capita consumption is significantly below that in the mature regions of Western Europe and North America. In these growth areas relatively low per capita consumption can be explained to some extent by the price elasticity of beer consumption at given GDP per capita levels although it can also be explained by cultural reasons, such as a lower propensity to drink alcohol in certain countries or a cultural preference for alternative alcoholic beverages. With the exception of Venezuela, most of the countries in Latin America today have per capita consumption significantly below those of Germany, the United Kingdom and the United States, offering brewers a significant opportunity to grow per capita consumption of beer over time.

Per Capita Beer Consumption Selected Countries 2002

Source: Canadean


Liters per capita
150
120
90
60
30
0
123
99
83
70
50
49
49
38
32
31
19
Germany
UK
USA
Venezuela
Mexico
Brazil
Russia
South-Korea
Colombia
Argentina
China

4.3.3 Purchasing power

A third key driver of incremental revenue growth in any particular area is the purchasing power of the population, generally measured by GDP per capita per year. Given the price elasticity of beer consumption in many of the key growth areas of the world, continued economic growth in these areas is likely to offer significant incremental revenue growth opportunities for the beer industry. Accordingly, given economic growth forecasts for Brazil, Argentina and many of the other economies in Latin America, the combination offers Interbrew access to the significant top-line growth opportunities that are likely to be generated by the industry in the region over the next decade.

Retail Prices, Purchasing Power and Consumption Per Capita in Key Markets

Source: Canadean


= 10 Hl/Capita
Peru
Colombia
Mexico
Chile
Brazil
Venezuela
Argentina
Retail Price/Hl for Mainstream Brands (€/Litre)
2.0
1.5
1.0
0.5
0.0
2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 11,000 12,000 13,000 14,000 15,000 16,000 17,000 18,000
GDP Per Capita at PPP* (€)

* PPP : purchasing power parity

4.4 Financial benefits

Interbrew has a market capitalisation of €11.3 billion based on the closing price of €26.15 on 30 June 2004 on Euronext Brussels. It has a consistent record of organic growth in volumes, net turnover and EBITDA. In 2003, these figures had increased to 97.9 million hectoliters of reported volume, net turnover of €7,044 million and EBITDA of €1,498 million.

AmBev has a market capitalization of R$32.9 billion (€8.8 billion) based on a closing price of R$1,200 per thousand common shares and R$616 per thousand preferred shares in São Paulo on 30 June 2004. In 2003, AmBev had pro forma IFRS net sales of €2,393 million and a gross profit of €1,291 million as well as EBITDA of €821 million.

InterbrewAmBev would have had pro forma 2003 consolidated revenues of €9.3 billion and pro forma consolidated EBITDA of €2.3 billion.

InterbrewAmBev is expected to continue to have a strong balance sheet. As of 31 December, 2003, the combined pro forma net debt[11] of Interbrew and AmBev would have been €3.5 billion (including the debt incurred by Interbrew to finance the mandatory tender offer on the AmBev common shares and including the cash inflow generated by the disposal of the Femsa Cerveza Interest). On this basis, InterbrewAmBev would have had a net debt to EBITDA ratio of 1.5x 2003 EBITDA.

The transaction is expected to be earnings enhancing for InterbrewAmBev in 2007, before goodwill and after cost synergies net of implementation costs. After cost and revenue synergies, net of implementation costs, the transaction is expected to be accretive to InterbrewAmBev earnings in 2006.

11 Net debt is defined as current and non-current interest bearing loans and borrowings and bank overdraft minus debt securities and cash.

4.5 Cost synergies, best practices and management strengths

As evidenced by Interbrew's and AmBev's track record and 2003 earnings announced on 3 March 2004, both companies have strong management teams with highly complementary skills, combining world-class competencies in brand building, sales and distribution systems, operating efficiencies, management compensation and incentives, integration of new businesses and low cost discipline (see, concerning AmBev, section 5.2.2 of this Report).

Interbrew has estimated that the combined group can generate approximately €280 million of annual synergies, including gross pre-tax cost savings of €140 million per annum from 2007 through a combination of technical, procurement, and general and administrative cost savings; and gross pre-tax commercial synergies of €140 million per annum from 2007. Commercial synergies are expected to be achieved through (i) applying AmBev's best practices in point of connection management to Interbrew's operations, particularly those in developing markets, and (ii) cross licensing of Beck's and Stella Artois on the one hand, and of Brahma on the other hand.

Of the €280 million estimated total synergies available to the combined groups by 2007, approximately €110 million are expected to be generated by AmBev and €170 million are expected to be generated by InterbrewAmBev's operations in Europe and Asia. Assuming that InterbrewAmBev owns 54.4% of AmBev in 2007, Interbrew shareholders would be expected to benefit from the equivalent of €230 million in annual pre-tax synergies at that time.

See also section 7.5.

5. Overview of AmBev and its business

5.1 General information

5.1.1 Registered name and registered office

AmBev is registered under the name Companhia de Bebidas das Américas - AmBev. The registered office of AmBev is located at Rua Dr Renato Paes de Barros 1017, 4° andar, 04530-001 São Paulo, Brazil.

5.1.2 Corporate form

AmBev is incorporated as a *sociedade anônima* (corporation) under Brazilian law and is registered with the Brazilian Commercial Registry under registration number 35300157770.

5.1.3 Date of incorporation and duration

AmBev was incorporated on 14 September 1998 for an unlimited duration.

5.1.4 Corporate purpose

AmBev's principal corporate purposes include the production and sale of beer, soft drinks and other beverages.

5.1.5 Share capital

AmBev's capital stock is comprised of preferred shares and common shares, all without par value. The by-laws of AmBev do not provide for the conversion of preferred shares into common shares.

AmBev's preferred shares are non-voting except under limited circumstances. They are entitled to priority over AmBev's common shares in the case of liquidation and to dividends 10% greater than the dividends to be paid to AmBev's common shareholders.

Each shareholder of AmBev generally has a pre-emptive right to subscribe for shares of the same class (or of any other classes issued to the extent necessary to keep its overall interest in the company) in capital increases, in proportion to its shareholdings.

As of 22 March, 2004, there were 22,235,714,532 non-voting preferred shares outstanding and 15,631,332,792 common shares outstanding, excluding shares held in treasury.

5.1.6 Shareholders' Meetings and voting rights

The General Shareholders' Meeting (which approves the annual financial statements, the annual statutory dividend and other distributions to shareholders) must be held within four months from the end of the fiscal year, which ends on 31 December.

Each common share entitles its holder to one vote at meetings of shareholders of AmBev. The preferred shares are non-voting except under limited circumstances.

Pursuant to Brazilian law, minority common shareholders holding at least 15% of voting capital or minority preferred shareholders holding at least 10% of total capital may each elect one member of the Board of Directors and its alternate member. Additionally, if such shareholders do not achieve such percentage, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of the entire share capital. In order to exercise these minority rights, the shareholders must prove that they have held the shares for at least the last three months.

5.1.7 Board of Directors and corporate governance

The Board of Directors of AmBev is currently composed of nine members. The maximum size of the Board of Directors of AmBev is fifteen members.

The Board of Directors is supported in its decision-making by the following committees (which are composed of board members, except for the advisory board, which is not composed of board members):

- An executive committee, responsible for:
  - the making of medium-term planning proposals to the Board;
  - the proposal of the company's annual performance targets and the budgets needed to attain the projected goals; and
  - the monitoring of the company's standing through analysis of its results and market developments.

- An audit committee, that acts on behalf of the Board of Directors and is responsible for the integrity and accuracy of the company's financial statements and the performance of internal auditors. It also oversees the legal compliance of the company's operations, the management of internal controls and the appointment of the external auditors.

- A finance committee, that analyzes and monitors the company's annual investment plan and ensures that it is carried out. This committee assesses merger and acquisition opportunities before submitting them to the Board of Directors. It is also the finance committee's responsibility to evaluate the best capital structure for the company, with the aim of maximizing Economic Value Added (EVA®).

- An advisory board, that:
  - issues opinions to the General Shareholders' Meetings concerning (i) the conduct of business and compliance with statutory obligations by the company's senior management; (ii) the company's management discussion and analysis report; and (iii) any submissions to be made by the Board of Directors to the General Shareholders' Meeting;
  - provides economic, industry and commercial data to the Board of Directors related to the company's corporate purpose, including opinions and recommendations; and
  - makes recommendations concerning new business and general issues submitted to it for consultation.

The current composition of AmBev's Board of Directors and executive committee is as follows:

Directors
Marcel Herrmann Telles
Jorge Paulo Lemann
Victório Carlos De Marchi
José Heitor Attílio Gracioso
Roberto Herbster Gusmão
Carlos Alberto da Veiga Sicupira
Magim Rodriguez Junior
Vicente Falconi Campos
Diego Fernando Miguens Bemberg

Executive Officers
Carlos Alves de Brito, *CEO*
Luis Felipe Pedreira Dutra Leite, *CFO and Investor Relations Officer*
Juan Manoel Vergara Galvis, *International Operations Officer*
Claudio Brás Ferro, *Manufacturing Officer*
José Adílson Miguel, *Retail Officer*
Miguel Nuno da Mata Patrício, *Market Officer*
Pedro de Abreu Mariani, *General Counsel*
Luiz Fernando Ziegler de Saint Edmond, *Sales Officer*

Following completion of the closing, Interbrew (through its ownership interest in the AmBev shares held through Tinsel Investments) will have the right to appoint members (and alternates) to the AmBev Board of Directors in accordance with the AmBev Shareholders' Agreement. Such number of appointed members will be proportional to the number of members appointed by Fundação (as noted in section 3.2.7, Fundação has the right to appoint 4 directors so long as it holds a specified minimum number of AmBev common shares), and more specifically based on the ratio between Fundação's interests in AmBev's capital stock and Tinsel Investments' interests in AmBev capital stock, relative to the total interests of Fundação and Tinsel Investments in AmBev's capital stock. The AmBev board shall have two co-chairmen, with identical prerogatives and duties. The *Fundação* will be entitled to appoint one of the co-chairmen, and Tinsel Investments will appoint the other.

5.1.8 AmBev dividend policy

Under its by-laws, AmBev is required to distribute to shareholders as dividends in respect of each fiscal year ending on 31 December an amount not less than 27.5% (which will be changed to 35% as described in section 3.2.7 above) of its (non-consolidated) annual net income, if any, as determined and adjusted under Brazilian generally accepted accounting principles (the "mandatory dividend"). In addition to the mandatory dividend, the Board of Directors may recommend payment of dividends to the shareholders from other funds legally available. Any payment of interim dividends attributable to shareholders' equity will be netted against the amount of the mandatory dividend for that fiscal year.

Under Brazilian corporate law, the mandatory dividend must be paid in every fiscal year. However, the mandatory dividend need not be paid in any fiscal year in which the Board of Directors and executive officers advise the shareholders at the Annual Shareholders' Meeting that payment of the mandatory dividend would be incompatible with the company's financial situation. While the law does not establish the circumstances in which payment of the mandatory dividend would be "incompatible" with the company's financial situation, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Non-payment of the mandatory dividend requires an opinion prepared by the company's fiscal committee. In the case of a publicly held corporation, its management must submit an annual report setting out the reasons for non-payment of the mandatory dividend to its shareholders and the *CVM*. If the mandatory dividend is not paid and funds are available, those funds must be credited to a special reserve. If amounts credited to this reserve are not absorbed by losses incurred in subsequent fiscal years, they must be paid out in dividends as soon as this is compatible with the financial situation of the company.

Pursuant to AmBev's by-laws, the preferred shareholders of AmBev are entitled to dividends 10% greater than the dividends to be paid to its common shareholders.

5.1.9 Informational reporting requirements

AmBev is subject to the informational reporting requirements of the U.S. SEC and the Brazilian *CVM*. Copies of documents filed by AmBev with the SEC are available to the public on the SEC's website at *www.sec.gov*. Copies of documents filed by AmBev with the *CVM* are available to the public on the *CVM*'s website at *www.cvm.gov.br*, and copies of all such documents are available to the public on AmBev's website at *www.AmBev.com.br*. Shareholders desiring further information about AmBev are urged to review these documents.

5.2 Business Information

5.2.1 Introduction[12]

AmBev is the largest brewer in Latin America in terms of sales volumes and the fifth largest brewer in the world, according to Euromonitor. AmBev produces, distributes and sells beer, soft drinks and other beverage products primarily in Brazil, but also in Argentina, Venezuela, Uruguay, Paraguay, Guatemala, Peru, Ecuador and the Dominican Republic. In early 2003, the acquisition of its interest in Quinsa expanded its presence in Argentina, Uruguay, Paraguay and other Latin American countries, such as Bolivia and Chile. AmBev is also one of the largest Latin American soft drink producers and the sole distributor of Pepsi beverage products in Brazil. The balance of its business is comprised primarily of sales of non-alcoholic non-carbonated ("NANC") beverage products, including water, isotonic sport drinks, iced tea, and other products.

Worldwide, AmBev had consolidated net sales of R$8,716.4 million (€2,392.6 million) in 2003. Net sales from its Brazilian beer operations were R$6,114.6 million (€1,678.4 million) accounting for 70.4% of its consolidated net sales in 2003. AmBev's sales volumes of beer in Brazil totalled 55.3 million hectoliters in 2003 and 58 million hectoliters in 2002. In February 2004, AmBev's beer brands accounted for 64.0% of the Brazilian beer sector, according to ACNielsen. AmBev's proprietary beer brands Skol, Brahma Chopp and Antarctica Pilsen are among the most-consumed brands in the world and rank as the first, second and fourth, respectively, most consumed beer brands in Brazil as of February 2004, according to ACNielsen. AmBev's beer nominal production capacity in Brazil is 98.3 million hectoliters per year as of 30 November 2003 (based on AmBev's own estimates).

In February 2004, AmBev had a 17.3% market share of the Brazilian soft drink sector, according to ACNielsen. For the year ended 31 December 2003, net sales from the Brazilian soft drink operations were R$1,205.1 million (€330.8 million), accounting for 13.9% of AmBev's consolidated net sales. Its soft drink production capacity in Brazil was 42.8 million hectoliters as of 30 November 2003 (based on AmBev's own estimates), which includes the production of proprietary and Pepsi soft drinks. In total, AmBev sold 17.7 million hectoliters of soft drinks in Brazil in 2003 and 18.2 million hectoliters in 2002.

Through its strategic alliance with PepsiCo, AmBev is the sole Pepsi bottler in Brazil and a producer and distributor of certain Pepsi beverage products, which accounted for 40.4% (based on AmBev's own estimates) of AmBev's soft drink sales volumes in 2003. AmBev's principal soft drink brands include also its proprietary brand Guaraná Antarctica, which accounted for 44.9% (based on AmBev's own estimates) of its soft drink sales volume in 2003.

AmBev's NANC portfolio is comprised of a wide variety of products, including isotonic sport drinks (Gatorade and Marathon), iced tea (Lipton Iced Tea), mineral water and juices.

In 2003, total NANC volumes sold was 1.1 million hectoliters. Net sales amounted to R$127.1 million (€34.9 million) and accounted for 1.5% of AmBev's consolidated net sales.

The proportion of AmBev's consolidated net sales generated outside Brazil was approximately 12.0% in 2003. As of 31 December 2003, net sales from international operations totalled R$1,046.1 million (€287.1 million), and its total volumes sold reached 20.6 million hectoliters (including Quinsa's total volumes sold).

The remainder of its consolidated net sales is composed primarily of the sale of malt and by-products. As of 31 December 2003 net sales from this segment totalled R$190.9 million (€52.4 million), or 2.2% of AmBev's consolidated net sales.

AmBev has an extensive distribution network for the sale and distribution of its products in Brazil, including

12 The financial data relating to AmBev's past financial performance are expressed in Brazilian GAAP and may thus differ from AmBev's pro forma financial data expressed in IFRS.

not only its proprietary distribution network, but also a network of approximately 320 independent third-party distributors as of December 2003 (based on AmBev's own estimates). In 2003, third-party distributors accounted for 63% of AmBev's sales volume in Brazil, while its direct distribution system accounted for 37% of its sales volume in Brazil for the same period.

5.2.2 Competitive strengths

AmBev's principal goal is to continue expanding its strong position in the Brazilian beverage market (see the exhibits for AmBev's reports on the fourth quarter and the full year 2003 results). AmBev believes that it has several competitive strengths that will enable it to achieve this goal, including:

Strong position in one of the largest beverage markets in the world

AmBev is the leading brewer and the second largest soft drinks producer in Brazil, which was the fourth largest beer consuming country in the world in 2002, according to Euromonitor and the third largest soft drink market in the world in 2001, according to PepsiCo.

Strong presence in a growing market

According to the Brazilian Institute of Geography and Statistics ("IBGE"), the Brazilian economy has a large and youthful consumer base, with 35% of the Brazilian population under the age of 18. These factors, together with the effects of an unequal regional income distribution, present significant opportunities for growth in the Brazilian beverage sector. AmBev's strong position in the Brazilian beverage sector has enabled it to generate a substantial and growing revenue base. Moreover, it provides an excellent platform for further growth.

Extensive and efficient distribution system

AmBev serves over one million points of sale throughout Brazil with its beer, soft drinks and NANC beverage products. Its extensive distribution network, which combines direct and third-party distribution systems, allows it to benefit consumers by cutting costs and improving service. It is anticipated that the integration of its three distribution networks (Antarctica, Brahma and Skol) and the expansion of direct distribution in large cities will allow it to realize significant cost savings and higher margins through economies of scale and delivery of multiple brands with the same fixed-cost structure. AmBev believes this integration, coupled with proprietary marketing technology used by AmBev, will also result in an alignment of interests and improve brand management.

Several popular brand name products

AmBev offers numerous beer, soft drink and NANC beverage products, including some of the most consumed beer brands in the world. The Skol, Brahma Chopp and Antarctica Pilsen brands are among the top four beer brands in Brazil, according to ACNielsen. In addition, AmBev owns Guaraná Antarctica, the second-most consumed soft drink brand in Brazil in 2003, according to ACNielsen.

Low cost producer

AmBev believes that it is one of the lowest cost producers in the beer industry. AmBev has increased operating efficiency and production capacity through significant investments in plant modernization, plant construction and technological advancement. It regularly sets benchmarks for itself against other participants in the beverage industry and implements new projects and measures to further improve AmBev's productivity. In addition, AmBev expects to continue to: focus on cost reduction measures, such as developing new national and international suppliers and tolling operations and launching several multifunctional initiatives and projects, and new developments in packaging engineering.

Management expertise

AmBev's management possesses over a decade-long track record of successfully operating AmBev's business through political instability and economic downturns, including periods of high inflation and currency devaluation. AmBev's management team has proven over time its ability to continue creating value even in the most difficult circumstances. AmBev believes its management expertise, coupled with its leading brands

and its extensive network, will allow it to capitalize on such opportunities.

5.2.3 Brazilian beverage industry

Key characteristics of the Brazilian beverage market include:

One of the largest beverage industries in Latin America
Brazil has a population of approximately 177 million and 3.3 million square miles of territory. Brazil is the fourth largest beer consuming country in the world and the largest in Latin America, with an annual consumption of 85 million hectoliters in 2002 according to Euromonitor. The Brazilian soft drinks sector, with 117 million hectoliters of consumption in 2001, is the third largest in the world according to PepsiCo. According to the IBGE, the Brazilian market has a large and youthful consumer base, with 35% of the Brazilian population under the age of 18. These factors, together with the effects of an unequal regional income distribution, present significant opportunities for growth in the Brazilian beverage sector, especially because consumption per year remains relatively low, with beer at 49 liters per capita in 2002, according to Euromonitor, and soft drinks at 66 liters per capita in 2001, according to PepsiCo.

Channels
Brazilian beverages sales are distributed through several types of points of sale. AmBev serves approximately one million points of sale. On-premise sales, particularly through bars and restaurants, account for the majority of beer sales and have the highest margins. Off-premise sales, mainly through supermarkets, are highly price-sensitive, with cans as the predominant packaging presentation through this channel. Channel mix has been stable in the last few years, with supermarkets representing approximately 29.9% of the beer sales in 2003, according to ACNielsen.

Due to the price-sensitivity of the soft drinks sector, and the trend in packaging presentation toward low cost non-returnable plastic bottles, the channels through which soft drinks are sold in Brazil have also changed, shifting toward off-premise, rather than on-premise channels. According to ACNielsen, in 2003, approximately 24.5% of Brazilian soft drink sales were made on-premise, in bars and restaurants, with the remaining 75.5% being off-premise, predominantly in supermarkets.

Packaging
In the Brazilian beer sector, the packaging predominantly used on-premise in bars and restaurants is the 600 ml returnable bottle. According to ACNielsen, 600 ml returnable bottles represented approximately 67.8% of beer sales in 2003, with approximately 31.9% consisting mostly of one-way packaging, including non-returnable bottles and cans, sold mainly in supermarkets.

Returnable packaging represented approximately 68.1% of beer industry sales volumes in 2003 (according to ACNielsen) necessitating an effective distribution system capable of handling the delivery and collection of returnable bottles to over one million points of sale.

Non-returnable packaging, such as cans and plastic bottles ("PET"), are the principal containers in the Brazilian soft drinks market, representing 89.7% of the packaging used for soft drinks in 2003. The introduction of plastic bottles, specifically the 2-liter PET, has been the principal innovating factor in the sector in the last 10 years, leading to a change in the category dynamic by reducing the price charged per liter and facilitating the entry and development of new regional low-price competitors, which together represented approximately one-third of the total market in 2002.

Pricing
Wholesale and retail prices of beer have not been regulated in Brazil since July 1990, when formal governmental price controls were lifted. Beer sales volume is heavily influenced by pricing. Key factors used in determining retail price for beer include brand preference, national and/or local price promotions offered by manufacturers, place of consumption, whether on or off-premise, the product category, packaging, presentation, whether returnable or non-returnable, desired profit margins and geographical location of the retailer. Since 1990 there have been no government-imposed price controls on the wholesale or retail prices of soft drinks.

Seasonality

Sales of beer in Brazil and AmBev's other principal areas are seasonal, with stronger sales in the early summer. As with beer, soft drink sales in Brazil and in AmBev's other principal areas are seasonal, although seasonal variations in soft drink sales are not as significant as seasonal variations in beer sales.

Taxation

Brazilian beverage producers operate in a relatively unfavourable tax environment, which in turn results in higher beverage prices to consumers. Brazilian taxes on beer products include a value-added tax on sales and services ("ICMS"), an excise tax ("IPI") and social contributions on gross and other revenues ("PIS" and "COFINS"). To partially mitigate these high tax rates, many states in Brazil offer attractive sales tax deferral programs to attract investments to their regions. As with beer sales, sales of soft drinks in Brazil are subject to high levels of taxation, which in turn results in substantially higher prices to consumers. The overall level of taxation in soft drinks is similar to beer, however, the IPI rate on soft drinks that contain natural fruit juice or vegetable extract is reduced by 50%.

Strong regional differences in beer consumption

The Brazilian beer sector is characterized by diverse regional consumption patterns. For example, in February 2004, in the Midwestern region of Brazil, AmBev's Skol and Antarctica Pilsen brands commanded nearly 51 % and 9% of the market, respectively, while this pattern is reversed in the northern region, with Skol and Antarctica Pilsen representing 10% and nearly 37% of the market, respectively, according to ACNielsen.

5.2.4 AmBev's strategy

AmBev's growth strategy is driven by the following objectives: managing revenue and creating per capita consumption opportunities, capturing commercial opportunities, improving distribution efficiency, improving point of sale execution, taking advantage of opportunities in soft drinks, maintaining low costs, recruiting, training and maintaining the best employees, and expanding geographically through selective acquisition.

To grow the top line through revenue management and the creation of per capita consumption opportunities

AmBev has stated that it will continue to invest in its brands to strengthen consumer preference and that it aims to continue to increase sales volumes from its higher margin brands. With consumer preference for AmBev's brands in Brazil already at approximately 77% in June 2003, according to its estimates, AmBev has a strong base from which to expand consumption by introducing new drinking occasions. AmBev has launched new products, such as Skol Beats, re-energized heritage brands like Bohemia and Original to meet the preferences identified at premium prices, and more recently it launched Brahma Light. Based on industry and consumer consumption data, AmBev has targeted a range of opportunities for increasing per capita consumption by region, neighbourhood, income class and consumption pattern. AmBev has stated that it can still identify more opportunities to better manage the industry margin pool and to retain more of the value of its brands without increasing prices to the consumer above inflation.

To capture market opportunities in Brazil

In addition to its strategy to increase sales of higher margin products and develop new consumption opportunities, its knowledge, brands, distribution network and sales technology also allow AmBev to capitalize on the significant opportunities for growth offered in AmBev's primary mainstream market. The size of Brazil's beverage sector, its low per capita beverage consumption, and its young and growing population combine to create a favourable backdrop for increased domestic beverage consumption. Moreover, AmBev has stated that improvements in the Brazilian economy could result in a growing demand for its products as consumers both increase the volume of their consumption and as they shift toward its premium-priced beverages instead of lower-priced beverage products made by other producers.

To improve the efficiency of its distribution network

Delivering three national beer brands (Antarctica, Brahma and Skol) to one million points of sale is the most complex feature of AmBev's business. In recent years AmBev has been gradually, but steadily, moving towards using direct distribution in major cities where economies of scale make

this a logical strategy. At the same time, AmBev has been strengthening its system of third-party distribution. Instead of operating three inherited, parallel, single-brand systems, AmBev is shifting towards a multi-brand network of distributors committed to handling all of its brands. Though far from completion, it has already begun to realize the revenue benefits of having three brands managed under the same sales and distribution process.

To improve its point of sale execution through new and creative measures

AmBev is constantly seeking to improve its point of sales execution through new and creative measures. A key marketing initiative has been the introduction of its custom-made beer coolers for use at its points of sale. AmBev's beer coolers focus on on-premise consumption, and are specially designed and built to chill beer at the optimal temperature for consumption in Brazil. Before these coolers were introduced, most beer in Brazil was served to consumers from refrigerators designed to chill soft drinks, which traditionally is preferred at warmer temperatures than beer. AmBev's special coolers, decorated to maximize the visual impact of its Brahma, Skol, Antarctica and Bohemia brands, chill AmBev's beer products to sub-zero (centigrade) temperatures, which market research has shown to be the consumers' preferred temperature for beer. The use of these coolers has already had a positive impact on sales volumes at th e locations where they have been installed. As of June 2003, AmBev had installed approximately 145,000 coolers in key locations throughout the country. As part of its strategy, AmBev plans to install significantly more sub-zero coolers at its points of sale.

To generate efficiencies for the profitability of the soft drink business by taking full advantage of the current infrastructure and sales technology of its beer business

AmBev has several popular beer products that include beer brands popular in Brazil (Antarctica Pilsen, Brahma Chopp and Skol). Also, AmBev sells two popular soft drink brands in Brazil (Guaraná Antarctica and Pepsi Cola) and has a strong position in several niche segments. The stronger its soft drink brands, the more efficient a supplier AmBev is to the point of sale and the greater the distribution cost synergies available to the business as a whole. AmBev has also added more high-margin products to its portfolio, such as Gatorade and Pepsi Twist, to further enhance its profitability, which has already doubled over the past two years. The development of the soft drink segment has been and will continue to be of great strategic importance for AmBev.

To maintain its commitment to reduce costs

One of AmBev's key strengths is its ability to maintain and reduce costs. AmBev is already one of the lowest cost beer producers in the world, but it still sees opportunities to improve its productivity. For example, AmBev created a Shared Services Center ("SSC") to centralize activities such as logistics, human resources and finance, which has allowed the sales and production units to sharpen their focus by eliminating these functions. The SSC leverages technology to achieve excellence in its processes, and can quickly incorporate new areas of operation.

To recruit, train and maintain the best employees

The essence of AmBev has been, and will continue to be, its culture, management strength and depth, and the unparalleled productivity of its employees. AmBev's employees are carefully recruited and highly trained, as well as confident and demanding. AmBev is exceptionally motivated by an aggressive variable pay system that rewards performance, ownership and entrepreneurship, while consistently adding sustainable shareholder value. AmBev, as a whole, is focused on achieving long-term, sustainable results - resilience and financial discipline are integral parts of its culture.

Geographic expansion through selective acquisitions

AmBev's strategy focuses on Brazil, which generates almost all of its earnings today. Brazil will continue to provide most of its growth in the short to medium term. AmBev believes it can further expand in Latin America and will look for acquisition opportunities in the region. For example, in early 2003, AmBev acquired interests in Quinsa, the benefits of which are already evidenced in its results, particularly in Argentina, Uruguay and Paraguay. This transaction reinforced AmBev's position in current markets, and gave AmBev an even stronger base for expansion elsewhere in Latin America. As AmBev learned with the combination of Brahma and Antarctica,

combining the strengths of two businesses can result in several benefits in both revenue and cost. More recently, AmBev has made strategic acquisitions in the Dominican Republic, Ecuador and Peru.

6. Risk factors relating to the InterbrewAmBev combination

This section contains a non-exhaustive list of risk factors which may affect Interbrew in connection with the InterbrewAmBev combination. There may be other risk factors susceptible of impacting Interbrew as a result of this combination.

6.1 Risks related to the combination process

A complaint has been filed with the Brazilian securities regulatory authority seeking, *inter alia*, to prevent the closing of the *Incorporação* under its current terms

Caixa de Previdência dos Funcionários do Banco do Brasil - Previ ("Previ"), a Brazilian pension fund holding 8.98% of AmBev's capital stock has filed a complaint against AmBev, its controlling shareholders and its directors, with the *CVM*. The complaint alleges essentially an abuse of their position by AmBev's controlling shareholders and breach of fiduciary duty by AmBev's directors. The complaint seeks, among other things, to prevent the closing of the merger of Labatt into AmBev under its current terms. Although AmBev has informed Interbrew that it has filed with the *CVM* a response to the complaint and that AmBev and its controlling shareholders consider the claim to be without merit and are confident they will prevail, there can be no assurance that the complaint will be dismissed nor that Previ will not seek to prevent the closing through other means. In addition, the complaint, even if eventually found to be without merit, could lead to a delay of the closing of the InterbrewAmBev combination and/or an alteration of the structure thereof.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the proposed combination

Completion of the proposed combination is conditional upon the receipt of all governmental authorizations, consents, orders and approvals that need to be obtained preclosing and shareholder approval. The requirement for these approvals could delay the completion of the business combination for a significant period of time after AmBev and Interbrew shareholders have approved the respective proposals relating to the business combination at their respective special meetings. No assurance can be given that these approvals will be obtained or that the required conditions to closing will be satisfied, and, if all such approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or that they will satisfy the terms of the combination.

The operational integration of Interbrew's and AmBev's businesses involves costs and uncertainties and may not be successful

The combination of Interbrew's and AmBev's businesses will substantially increase the size of Interbrew's operations and will require Interbrew to integrate its organization with businesses that it did not previously operate. Although Interbrew expects to achieve synergies and cost savings by integrating the business of AmBev with its existing business, it may encounter difficulties with this process or fail to realize benefits expected. The integration process involves inherent costs and uncertainties. Any failures, material delays or unexpected costs incurred in connection with the integration and rationalization process could have a material adverse effect on the business of Interbrew.

6.2 Risks relating to AmBev's business

Economic uncertainty and volatility and political instability in Brazil may adversely affect the business of InterbrewAmBev

AmBev's principal market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. As an indication, the chart hereunder shows the historical evolution of the inflation rate in Brazil, based on the Brazilian consumer index.

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
IPCA (Brazilian consumer index)	2477.2%	916.5%	22.4%	9.6%	5.2%	1.7%	8.9%	6.0%	7.7%	12.5%	9.3%

Source: IPEA Data

Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. There can be no assurance that inflation will not adversely affect InterbrewAmBev's business in the future. In addition, the Brazilian government's actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

The Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Devaluation of the real relative to the U.S. dollar or the Euro would create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand.

In addition, Brazil has experienced political instability from time to time. Political and economic instability may affect consumer spending which may adversely impact the business of InterbrewAmBev.

Declines in the value of the real against the value of the U.S. or Canadian dollar or of the euro may adversely affect the financial performance of AmBev or InterbrewAmBev

AmBev's reporting currency is the Brazilian real. A majority of AmBev's net sales are generated in reais; however, a significant portion of AmBev's debt is or may in the future be denominated in or indexed to U.S. or Canadian dollars. In addition, a significant portion of AmBev's operating expenses, in particular those related to packaging such as cans and PET packaging, as well as hops and malt are also denominated in or linked to U.S. dollars. Therefore, the devaluation of the real against the U.S. or Canadian dollar may increase AmBev's financial expenses and operating costs and could adversely affect AmBev's ability to meet its foreign currency obligations. Moreover, any decline of the value of the real against the value of the euro would have a negative impact on the translation of AmBev's results and balance sheet data into InterbrewAmBev's consolidated accounts. Interbrew cannot predict the likelihood or magnitude of any future devaluations of the real against the U.S. dollar or the euro, nor can Interbrew predict the impact of any such devaluations on either InterbrewAmBev's or AmBev's operations, or on the operations of any of their respective subsidiaries. AmBev's current policy is to hedge substantially all of AmBev's dollar-denominated debt against adverse changes in foreign exchange rates; however, there can be no assurance that such hedging will be effective or that it will be available to AmBev on favourable terms, if at all, in the future.

Brazilian Reais / US Dollars historical exchange rates



Source: Factset
R$ / US$
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jul 1994
Jan 1995
Jul
Jan 1996
Jul
Jan 1997
Jul
Jan 1998
Jul
Jan 1999
Jul
Jan 2000
Jul
Jan 2001
Jul
Jan 2002
Jul
Jan 2003
Jul
Jan 2004
Daily from 1-Jul-94 to 30-Jun-04

This chart shows evolutions in the exchange rate between R$ and US$ between July 1994 and June 2004. Past evolutions are not indicative of future evolutions, which may differ significantly from those reflected in chart.

Brazilian Reais / Euros historical exchange rates



Source: Factset
R$ / €
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jan Mar May Jul Sep Nov Jan Mar May Jul Sep Nov Jan Mar May Jul Sep Nov Jan Mar May Jul Sep Nov Jan Mar May
2000
2001
2002
2003
2004
Daily from 3-Jan-00 and 30-Jun-04

This chart shows evolutions in the exchange rate between R$ and € between January 2000 and June 2004. Past evolutions are not indicative of future evolutions, which may differ significantly from those reflected in chart.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions will have a direct impact on the business of InterbrewAmBev

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and affect other policies have often involved wage and price controls, the Brazilian Central Bank's base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including AmBev, and on market conditions and prices of Brazilian securities. AmBev's financial condition and results of operations may be adversely affected by the Brazilian government's actions, such as increased taxation, (including taxation of alcoholic beverages) labour or environmental regulation.

The economic crisis in Argentina could adversely affect the business of InterbrewAmBev

Since the end of 1998, the Argentine economy has been in a recession marked by significantly reduced levels of consumption and investments, increasing unemployment and declining gross domestic product. The lack of confidence in Argentina's economic future led to massive withdrawals of bank deposits from the country and the introduction of exchange controls restricting capital, which have precipitated a political and social crisis that has significantly impaired economic activity since December 2001. In addition, the economic crisis has given rise to increasing political volatility. These events have added to the perception of a higher risk for investments in Argentina, and Latin America in general, which may discourage international investment in the region. Besides, the financial condition and results of operations of Quinsa may be adversely affected by Argentine political instability, fluctuations in the Argentine economy and governmental actions concerning the economy, and could cause InterbrewAmBev not to realize the benefits expected from the acquisition of AmBev's interest in Quinsa. The latter, which has significant activities in Argentina (and has also activities in Uruguay, Paraguay and other Latin American countries, such as Bolivia and Chile) represented approximately 11.1 % of AmBev's consolidated EBITDA in the fourth quarter of 2003[13].

13 As of December 31 2003, AmBev owned a 38.9% voting interest and 49.66% economic interest in Quinsa. In case BAC exercises the put option on Quinsa shares, that it has vis a vis AmBev (see section 3.2.5), the above figures would be brought to a 92.1% voting interest and 75.54% economic interest.

7. Valuation and Exchange Ratio[14]

At the time of the closing of the contribution in kind by BRC, to Interbrew, of all the capital stock of Tinsel Investments, Tinsel Investments will own indirectly a total of 8,253,913,260 common shares of AmBev, such shares representing approximately a 52.8% voting interest and 21.8% economic interest in AmBev. As a consideration for this contribution, Interbrew shall increase its capital and shall issue 141,712,000 new shares that shall be subscribed by BRC and that shall represent a 24.7% interest in Interbrew. For the purposes of the capital increase, the value to Interbrew of this contribution in kind has been set, as of 25 February 2004, at €3,341,568,960 (of which €109,118,240 shall be recorded as share capital and €3,232,450,720 as issuance premium).

From Interbrew's perspective, the proposed InterbrewAmBev combination, resulting in Interbrew holding a majority of the voting and economic interest in AmBev is the sum of three interrelated, although separate, transactions: (i) the contribution of the capital stock of Tinsel Investments, (ii) the merger of Labatt into AmBev and (iii) the mandatory tender offer in respect of the AmBev common shares. The Board of Interbrew has determined that, given the context of the contribution of the capital stock of Tinsel Investments, this calls for a global approach to the assessment of the value to Interbrew of such contribution. Therefore, the valuation method applied by the Board in relation to the contribution of the Tinsel Investment shares, which led to estimates that in its view sustain the above mentioned value to Interbrew, consists of an analysis of the value (which includes identified synergies) that Interbrew will receive as a result of each of the three transactions compared with the value that Interbrew will contribute in the context of these transactions.

Based on certain assumptions regarding the values of Interbrew, AmBev and Labatt, as set out below in sections 7.1 to 7.5, the InterbrewAmBev combination transaction can be analysed as follows:

(€ billions)	Low	High
Value of the New Shares Issued by Interbrew	2.8	3.3
Cost of the Mandatory Tender Offer	1.1	1.4
Equity Value of Labatt	3.5	4.2
Total Equity Value Contributed by Interbrew	**7.4**	**8.9**
Equity Value received through Interbrew's 54,4% economic interest in Labatt	1.9	2.3
Value of 54.4% of AmBev's Equity Value	3.9	6.2
Equity value before synergies	**5.8**	**8.5**
Interbrew's Share of the Identified Synergies	2.3	2.3
Total Equity Value received by Interbrew	**8.1**	**10.8**

7.1 Valuation of Interbrew shares

Interbrew shares issued to BRC in consideration for the contribution of the capital stock of Tinsel Investments are valued at €2.8 billion to €3.3 billion based on a share price range for Interbrew of between €20.26 (last 12 month average) and €23.58 (as at close of business on 25 February 2004, being the date agreed for the purposes of this Report for the valuation of the InterbrewAmBev combination transaction).

14 For the purpose of this section, all items which were not valued in Euro were converted using the exchange rates as of 25 February 2004.

As consideration for the contribution of all the capital stock of Tinsel Investments, Interbrew will issue 141,712,000 new shares and its share capital and issuance premium reserve will, on an aggregate basis, be increased by € 3.3 billion.

7.2 Cost of mandatory tender offer

As described earlier (see section 3), in accordance with Brazilian corporate law, Interbrew will be required to make a mandatory tender offer for all remaining outstanding AmBev common shares at a price equal to 80% of the price implicit in the exchange of shares between Interbrew and BRC, expected to be calculated on the basis of the stock exchange value of the Interbrew shares before the closing. The cost of the mandatory tender offer (assuming that the offer is solely in cash and that all common shares except those held by *Fundação* are tendered) is estimated at a range of €1.1 billion to €1.4 billion based on a share price range for Interbrew of €20.26 (last 12 month average) to €26.15 (as at close of business on 30 June 2004), which would imply a price range between R$ 1,054 and R$ 1,361 per 1,000 AmBev common shares. This price range is provided for information purposes only and may therefore not be relied upon for any other purpose or considered as expressing any commitment whatsoever by Interbrew to acquire AmBev common shares at any price within such range or that this will be the actual price for the MTO approved or determined by the Brazilian securities regulatory authority. The actual MTO cost to be incurred by Interbrew will depend on the acceptance rate by the public holders and on the tender price offered, which will be determined based on the applicable Brazilian regulations and will be subject to approval by the Brazilian securities regulatory authority.

7.3 Valuation of Labatt

Please see section 9 for a reference to certain valuation reports on AmBev and Labatt, commissioned by AmBev in relation to the *Incorporação*, for the purposes of meeting certain legal and regulatory requirements of Brazilian law as well as to assist the management of AmBev in making its business decision with respect to the *Incorporação*. The Specified Purpose Financial Statements of Labatt for the year 2003 and the Pro Forma Unaudited Income Statements of Labatt Canada for the years 2001, 2002 and 2003 are set out in schedule hereto.

The valuation of Labatt, which at the time of the closing of the *Incorporação* will consist solely of its Canadian brewing and distribution operations ("Labatt Canada", see section 3.2.6 for more information concerning the restructuring of Labatt prior to the closing of the *Incorporação*), was based on a discounted cash flow analysis.

The discounted cash flow analysis of Labatt Canada was based on: (i) Interbrew management's pro forma financial forecasts for Labatt Canada for 2004-2013; (ii) an assessment by Interbrew management of an appropriate long term, perpetual growth rate[15] of 0.5% at the mid-point of the range for Labatt Canada based on the characteristics of Labatt Canada's operational profile and the Canadian beer market; and (iii) a discount rate of 7.0%-8.0% which reflected Labatt Canada's risk characteristics and an estimate of the country risk factor applicable to Canada. Based on the assumptions, the projected unleveraged cash flow CAGR from 2004-2013 amounts to 6.7% including the recovery of the Quebec strike. Applying these assumptions, the discounted cash flow analysis implied an enterprise value range for Labatt Canada of €4.3 billion to €5.0 billion and an implied 2003 EV / EBITDA multiple range of 11.1x to 13.0x (EBITDA adjusted for negative impact of the Quebec strike, estimated at €29 million). The NPV of projected cash flows from 2004-2013 represented between 42% and 47% of the total enterprise value of Labatt Canada calculated through the discounted cash flow methodology, depending on the discount rate and assumptions applied in perpetuity.

15 As part of a discounted cash flow valuation, management has to define the value of the future flows that are not projected in detail, the so-called terminal value. For the determination of the terminal value, the appraiser should define an appropriate growth rate that would represent the annual growth rates of the future unleveraged free cash flows until perpetuity. For the Labatt valuation, Interbrew management defined the appropriate perpetuity growth range after consideration of the annual growth rates together with the Labatt financial forecasts 2004F-2013F and the long term growth expectations of the Canadian market. All projections and discount rates are nominal figures, including expected inflation rates (i.e 1.5%).

Therefore, the terminal value ranges from 53% to 58% of Labatt Canada's total enterprise value. Taking into account net debt of approximately €0.8 billion (equivalent to C$1.3 billion), which will be transferred with Labatt Canada, this methodology implied an equity value range for Labatt Canada of €3.5 billion to €4.2 billion.

In exchange for Labatt, AmBev will issue approximately 7.9 billion AmBev common shares and approximately 11.4 billion AmBev preferred shares to the shareholder of Mergeco, Interbrew International B.V. This agreed number of AmBev shares and AmBev's share price of R$727 for the preferred and R$640 for the common in São Paulo as of 25 February 2004 imply an equity value of €3.6 billion, an enterprise value of €4.4 billion and a 2003 EV/EBITDA of 11.4x for Labatt Canada (EBITDA adjusted for negative impact of Quebec strike, estimated at €29 million).

The Board also noted the net book value of Labatt in Interbrew's consolidated financial statements as of 31 December 2003 of €1.2 billion.

Interbrew believes that the transaction multiples are in line with precedent transaction multiples, as indicated in the chart below. For your information, Interbrew's EV/2003 EBITDA multiple of 25 February 2004 was 8.7x before any adjustments due to associates. However, Interbrew's EV/EBITDA multiple is a trading multiple and is therefore not directly comparable with transaction multiples such as those presented below.

History of transaction multiples

Source: Publicly available information and Interbrew estimates



20.0x
16.0
12.0
8.0
4.0
Estimated LTM EBITDA Multiple
01 Nov 98
02 Jul 99
02 Mar 00
31 Oct 00
02 Jul 01
03 Mar 02
01 Nov 02
03 Jul 03
03 Mar 04
Global Transactions
Latin American Transactions
Heineken/ Cervejarias Kaiser
Heineken/ Bravo
Interbrew/ Beck & Co.
Molson/ Cervejaria Kaiser
Scottish & Newcastle/ Kronenbourg
Heineken/ Grupo Cruzcampo SA
Anheuser Busch/ CCU
Bavaria/ Cervejarias Nacional
Scottish & Newcastle/ Hartwall
Bavaria/ Backus & Johnston
Heineken/ BBAG
Carlsberg/ Holsten
Carlsberg/ Carlsberg Breweries (Orkla)
Interbrew/ Bass
SAB/Miller
SAB Miller/ Cervejarias Hondureña
AmBev/ Quinsa
Interbrew/ Gilde
Interbrew/ Spaten
Cerv. Brahma (AmBev)/ Antarctica Paulista
Bavaria/ Compañia de Cerv. Nacionales

7.4 Valuation of AmBev

Please see section 9 for a reference to certain valuation reports on AmBev and Labatt, commissioned by AmBev in relation to the *Incorporação*, for the purposes of meeting certain legal and regulatory requirements of Brazilian law as well as to assist the management of AmBev in making its business decision with respect to the *Incorporação*.

The valuation of AmBev was based on a discounted cash flow analysis. Financial forecasts for AmBev were based on Interbrew management's forecasts for 2004-2013. Interbrew management's forecasts for 2004-2013 were based on (i) detailed macro economic assumptions, including inflation and evolution of exchange rates; (ii) beer and soft drink

Macroeconomic Assumptions - Brazil

Source: Interbrew Management

	2004F	2005F	2006F	2007F	2008F	2009F	2010F	2011F	2012F	2013F
CPI	6.0%	5.2%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Exchange Rate R$/US$ EOP	3.20	3.31	3.42	3.54	3.66	3.79	3.93	4.07	4.21	4.36
Exchange Rate R$/Euro EOP	3.64	4.11	3.82	4.32	4.25	4.40	4.56	4.72	4.89	5.06
Exchange Rate R$/Euro Avg.	3.72	3.87	3.97	4.07	4.29	4.33	4.48	4.64	4.80	4.98
Interest Rate (%) Average	15.3%	14.5%	14.0%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%

Note: "CPI" stand for "Consumer Price Index" and "EOP" stands for "End of Period"

market assumptions, including relevant market growth drivers of demography and the evolution of the population's drinking habits; and (iii) company specific operational assumptions, including market share, pricing, price elasticity of the main brands, and the evolution of the main elements of the cost structure. Interbrew's management also assumed an appropriate long term, perpetual growth rate[16] for AmBev of 3.5% - 5.5% based on the characteristics of AmBev's operational profile and the markets in which AmBev operates. Based on these assumptions, the projected unleveraged cash flow CAGR from 2004 to 2013 reached 8.3%.

Using these assumptions for AmBev and a discount rate of 11.5%-13.5%, which reflected AmBev's risk characteristics and an estimate of the country risk factor applicable to Brazil and Argentina, a discounted cash flow analysis implied an enterprise value range for AmBev of €8.1 billion to €12.2 billion. The NPV of projected cash flows from 2004-2013 represented between 43% and 59% of the total enterprise value of AmBev calculated through the discounted cash flow methodology, depending on the discount rate and assumptions applied in perpetuity. Therefore, the terminal value ranges from 41% to 57% of AmBev's total enterprise value. Taking into account net debt of €0.9 billion as at 31 December 2003, this implied an equity value range for AmBev of €7.2 billion to 11.3 billion with Interbrew's 54.4% interest valued at €3.9 billion to €6.2 billion. Based on such enterprise value range, AmBev's implied 2003A EV/EBITDA would range between 9.8x - 14.8x (based on IFRS EBITDA of €821m).

The mid-point of the applied weighted average cost of capital considered the following assumptions: (i) US equity risk premium of 5.24% (based on Roger G. Ibotson's study as of 2002 which calculated the historical equity returns from 1926 until 2000); (ii) a risk free rate of 12.0% for AmBev, which takes into account the weighted average risk free rate of AmBev's operations (the risk free rate for AmBev takes into account a 4.1% yield of the US Treasury 10-year bond plus a 7.9% weighted average sovereign spread of the countries where AmBev operates); (iii) a leveraged beta of 0.64, based on market comparables; (iv) a cost of debt of 8.9% based on a spread over the sovereign cost of debt and (v) a debt/equity ratio of 30%, which is broadly in line with comparable companies. Considering that each of these variables could present changes over time and analysing the impacts of the variations of each of these elements, Interbrew considered a range of 11.5% - 13.5% for the discount rate as appropriate.

The Board also noted the net book value (shareholders' equity) of AmBev of €1,183 billion (US$ 1,490 billion), as derived from AmBev's consolidated financial statements as at 31 December 2003.

AmBev had a market capitalization of approximately R$ 32.9 billion (€8.8 billion) based on a closing price of R$ 1,200 per thousand common shares and R$ 616 per thousand preferred shares in São Paulo on 30 June 2004. On 25 February 2004, AmBev had a market capitalization of approximately R$26.7 billion (€7.3 billion) based on a closing price of approximately R$ 640.00 per thousand common shares and R$ 727.00 per thousand preferred shares in São Paulo.

16 As part of a discounted cash flow valuation, management has to define the value of the future flows that are not projected in detail, the so-called terminal value. For the determination of the terminal value the appraiser should define an appropriate growth rate that would represent the annual growth rates of the future unleveraged free cash flow until perpetuity. For AmBev valuation Interbrew management defined the appropriate perpetuity growth range after consideration of the annual growth rates together with the AmBev financial forecasts 2004F-2013F and the long term growth expectations of the relevant markets. All projections and discount rates are nominal figures, including expected inflation rates (i.e. 5% in R$).

7.5 Valuation of Interbrew's share of the identified synergies

A joint working group led by Interbrew's and AmBev's management identified a number of cost savings and other synergies that the InterbrewAmBev management expect to be able to achieve as a result of the InterbrewAmBev combination:

- Cost savings through reductions in procurement costs, production costs and various general and administrative expenses which are estimated to amount to €140 million per year before tax from 2007. The potential reductions in procurement costs were identified by comparing the costs of key purchases and by assessing the benefits that the increased scale of InterbrewAmBev could deliver through the use of international suppliers, of common suppliers for Latin and North America or through product value engineering. In particular, specific opportunities were identified in media, marketing materials and packaging materials. The production costs of Interbrew and AmBev were reviewed and opportunities were identified in the implementation of each companies' best practices, improved maintenance efficiencies as well as the elimination of some duplication of central costs. The review of both companies' general and administrative expenses led to the identification of specific potential savings in the area of IT rationalization and the elimination of some duplicate headquarters' costs. The implementation of AmBev's Zero Based Budgeting methodology is also expected to generate an improvement of Interbrew's cost structure as it has done for AmBev.
- Cross-selling opportunities of AmBev brands in the Interbrew network and of Interbrew brands in the AmBev network which are estimated to amount to €60 million per year before tax from 2007. Interbrew's corporate and local management teams have analysed the potential additional sales that could be generated by the introduction of Brahma in specific Interbrew markets. The opportunities in terms of volume, margin and marketing costs, net of the potential impact on sales of existing products, were then assessed for each target market taking into account the specific positioning Interbrew expects the new brands to take in the markets in which they will be introduced. A similar process was applied for the potential introduction of Interbrew brands in AmBev's markets.
- Interbrew's management have also identified significant potential savings and revenue enhancement opportunities from adopting certain of AmBev's policies and practices in the management of its distribution network and points of connection with the consumers. Some of the practices identified include, among others, the use of proprietary sales automation tools, point of connection equipment such as sub-zero coolers as well as AmBev's direct distribution model. These opportunities are estimated at €80 million per year before tax from 2007.

In combination, these synergies are estimated to generate an annual benefit, from 2007, to InterbrewAmBev of €280 million before tax, of which approximately €110 million are expected to be generated by AmBev and €170 million are expected to be generated by InterbrewAmBev's operations in Europe and Asia. The allocation of the benefits between Interbrew and AmBev was based on the detailed work performed by the working group that identified the company that would benefit from the specific initiatives that were identified. Assuming that InterbrewAmBev owns 54.4% of AmBev in 2007, Interbrew shareholders would be expected to benefit from the equivalent of €230 million in annual pre-tax synergies at that time. Assessing the fundamental valuation of the synergies attributable to Interbrew using a discounted cash flow analysis, and taking into account the costs of achieving such synergies, implies a value, after taxes, to Interbrew of approximately €2.3 billion.

The Board of Directors believes the identified synergies are reasonable and can be realised at the level and within the time indicated by Interbrew management.

Based on this analysis and the implied transaction multiple discussed above, the Board believes that the valuation and exchange ratios used in the InterbrewAmBev combination are appropriate.

8. Statutory Auditor's Report

The Statutory Auditor of Interbrew, KPMG Reviseurs d'Entreprises, represented by Mr. Eric Helsen, has prepared a report concerning the Capital Increase, in accordance with Article 602 of the Belgian Companies Code. The Statutory Auditor's Report is attached hereto and should be read in conjunction with this Report.

The main conclusions of the report by the Statutory Auditor are in the following terms:

- "The contribution in kind increases the share capital of Interbrew through the contribution of 100% of the capital stock of Tinsel Investments to Interbrew and will be effected along with the merger of Labatt into AmBev";
- "[KPMG Reviseurs d'Entreprises] reviewed the transaction in accordance with the standard of the Belgian Institute of Chartered Accountants (IBR-IRE) on the audit of contributions in kind. The Board of Directors of the Company is responsible for the valuation of the assets contributed and for the determination of the number of shares issued by the Company as remuneration for the contribution in kind";
- "The description of the contribution in kind meets normal requirements of precision and clarity";
- "The valuation methods applied are economically justified and lead to a value which corresponds at least to the number and the par value of the newly issued Interbrew shares increased with the share premium";
- "The remuneration of the contribution comprises 141,712,000 shares of Interbrew without nominal value";
- "[KPMG Reviseurs d'Entreprises'] engagement does not consist in expressing a fairness opinion".

The Interbrew Board of Directors shares the views of the Statutory Auditor.

9. Consultation of documents and information relating to the transaction and to the parties to it

The following documents relating to the InterbrewAmBev transaction have been filed by Interbrew with the U.S. Securities and Exchange Commission under section 13(d) of the U.S. Securities and Exchange Act of 1934 and are publicly available in the United States. These documents were filed by Interbrew in the U.S. to satisfy applicable U.S. laws and regulations in connection with the listing on the New York Stock Exchange of AmBev's ADRs. They do not constitute documents that the Belgian Companies Code or other applicable Belgian laws and regulations would normally require be published or otherwise made available to shareholders of a Belgian company, in Belgium, in connection with the transaction envisaged by this report. Accordingly, these documents are hereby provided for information purposes only. These documents should be read in conjunction with this Report.

The documents are the following:

- Contribution and Subscription Agreement dated 3 March 2004 among Interbrew, the Stichting Interbrew, EPS, S-Braco, Braco, ECAP, BRC, Tinsel Investments and the other Braco companies.
- *Incorporação* Agreement dated 3 March 2004 among AmBev, Interbrew, Mergeco and Labatt.
- Lock-Up Agreement dated 2 March 2004 between EPS and BRC.
- Lock-Up Agreement dated 2 March 2004 among Interbrew and certain individuals who are controlling shareholders of AmBev.
- Interbrew Shareholders' Agreement dated 2 March 2004 among BRC, EPS, Rayvax and the Stichting Interbrew.
- Shareholders' Agreement of AmBev dated 1 July 1999 between Fundação, Braco, and ECAP as well as AmBev and certain individuals who are controlling shareholders of AmBev as intervening parties.
- First Amendment to the AmBev Shareholders' Agreement.
- Form of Amended Interbrew By-laws.
- Form of Amended Stichting Interbrew By-Laws.
- Form of Stichting Interbrew Conditions of Administration.
- Joint Filing Agreement pursuant to rule 13d-1 (k).
- Letter dated 2 March 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles.
- Consent and Indemnity Agreement, dated 24 May 2004, among Interbrew, Labatt, Labatt Brewing Canada Holding Ltd. and AmBev.

A copy of these documents is available for consultation at the following addresses, until the date of the Extraordinary Shareholders' Meeting, i.e. 27 August 2004:

- Grand'Place 1, B-1000 Brussels;
- Vaartstraat 94, B-3000 Leuven;
- Rue des Anciennes Houblonnières 2, B-4020 Jupille S/Meuse.

These documents may also be consulted on Interbrew's website at *www.interbrew.com*.

Copies of this Report in French, Dutch and English are available according to the same modalities as described above.

The website of AmBev (*www.ambev-ir.com*) provides additional information, including financial information, concerning AmBev and the combination transactions involving AmBev and Interbrew.

The website of AmBev also contains the following valuation reports on AmBev and Labatt, commissioned by AmBev and prepared by certain institutions in connection with the Incorporaçao:

- A report prepared by Citigroup and dated 14 June 2004, concerning AmBev and Labatt;
- A report prepared by JPMorgan and dated June 2004, concerning AmBev and Labatt;
- A final report prepared by Apsis Consultoria Empresarial S/C Ltda ("Apsis"), a Brazilian company, on the net asset value of Labatt Brewing Canada Holding Ltd (Mergeco);
- A report prepared by Apsis on the value of AmBev and Labatt Brewing Canada Holding Ltd (Mergeco) shares valued at market prices.

Any information or documents posted on the AmBev website are solely the responsibility of AmBev. Interbrew has not verified the accuracy, relevance, timeliness, fairness or completeness of any information or document posted on the AmBev website, nor does Interbrew accept any responsibility for any such information, documents or views expressed therein. Furthermore, the valuation reports were commissioned by AmBev and by AmBev only for the purposes of meeting certain legal and regulatory requirements of Brazilian law as well as to assist the management of AmBev in making its business decision with respect to the *Incorporação*. Interbrew was not associated with the preparation of these reports and was not asked to verify, in any respect, and accordingly did not verify, in any respect, these reports, the assumptions on which they may be based and the conclusions which they may reach.

The website of Femsa (*www.femsa.com*) contains certain information, including financial information, on Femsa and Femsa Cerveza. Interbrew has not verified the accuracy, relevance, timeliness, fairness or completeness of any information or document posted on the Femsa website, nor does Interbrew accept any responsibility for any such information, documents or views expressed therein.

Annual and other periodic reports of Interbrew and AmBev may be consulted on their respective websites.

Leuven, 30 July 2004

On behalf of the Board of Directors of Interbrew:



Allan M. Chapin
Director



Pierre Jean Everaert
Chairman of the Board

Consolidated Pro Forma 2003 Financial Statements of InterbrewAmBev

Introduction

This chapter includes the following financial information:

- Interbrew audited consolidated financial information.
- AmBev unaudited pro forma consolidated financial information, which was derived from AmBev's 2003 audited financial statements prepared in accordance with Brazilian GAAP, reconciled to IFRS.
- InterbrewAmBev unaudited pro forma IFRS consolidated financial information, representing the combination of Interbrew and AmBev.

This consolidated financial information includes the pro forma consolidated balance sheet as at 31 December 2003, and the pro forma consolidated income statement for the year ended 31 December 2003. This information is disclosed in section 3 below.

Basis of preparation of the pro forma consolidated financial information

1. ACCOUNTING PRINCIPLES

The audited consolidated financial information of Interbrew is prepared in accordance with International Financial Reporting Standards (formerly named IAS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The applied accounting standards substantially comply with the regulations of the seventh E.U. directive.

The unaudited pro forma consolidated financial information of AmBev is prepared in accordance with Brazilian GAAP, converted to IFRS in all material aspects, using 1 January 2003 as a reference date.

2. GENERAL FRAMEWORK OF PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated financial information set out hereafter includes the income statement and the balance sheet of InterbrewAmBev. The unaudited pro forma consolidated financial information of InterbrewAmBev, is the combination of audited financial information of Interbrew and unaudited pro forma financial information of AmBev, and shows, on a pro forma basis, the effects of the combination of the two companies, resulting in the creation of InterbrewAmBev. Under IFRS, InterbrewAmBev will fully control AmBev and consequently, AmBev will be fully consolidated.

The pro forma adjustments related to the pro forma income statement have been computed assuming the transaction was consummated at 1 January 2003. The pro forma adjustments related to the pro forma balance sheet have been computed assuming the transaction was consummated at the end of the year 2003.

Both the income statement and the balance sheet of AmBev, have been translated from Brazilian real into euro, using the closing exchange rate of 0.274495 euro. This approach is followed for simplicity reasons, and appears reasonable when considering that there is only a 6.6% deviation between the Brazilian real to the euro 2003 average rate and the 31 December 2003 closing rate. As a consequence, the euro amounts can be different from those presented in other parts of the report to the shareholders. By including these translations, Interbrew does not represent that the real actually represent those euro amounts or could have been or could be converted into euros at such rates or at any rate.

The goodwill arising from the combination of AmBev and Interbrew, calculated on the purchase method of accounting, is not adjusted to the fair value of the identifiable assets and liabilities of AmBev. The necessary adjustments will be taken into consideration in accordance with IAS 22 ("Business combinations", recently replaced by IFRS 3), when the analysis of the fair values of AmBev is completed. Due to the strategic importance of the acquisition and AmBev's strong position in Latin-America, the goodwill is amortised over 40 years on a straight line basis.

The unaudited pro forma consolidated financial information has been prepared on the basis of the following financial data:

- The audited consolidated accounts of Interbrew for the financial year ended 2003, prepared in accordance with IFRS.
- The unaudited pro forma consolidated accounts of AmBev for the financial year ended 2003, which were derived from AmBev's 2003 audited financial statements prepared in accordance with Brazilian GAAP, converted to IFRS, as described in section 3.3
  The acquisition of Quilmes Industrial S.A. ("Quinsa") was accounted for under IAS 22 "Business combinations". The excess of the cost of acquisition over Quinsa's fair value, taken as a whole, has been fully allocated to goodwill. Quinsa has been consolidated into AmBev using the proportional method as from February 2003.
- The pro forma adjustments as described in section 3.4, which are based on available data and certain assumptions that Interbrew and AmBev believe reasonable.

The unaudited pro forma consolidated financial information does not take into account the effect of certain cost reduction measures expected and driven by the combination of the two groups.

The unaudited pro forma consolidated financial information takes into account the effect of the announced unwinding of the joint venture between Interbrew and Fomento Economico Mexicano S.A. de C.V.("Femsa"), whereby Interbrew has agreed to sell its 30% interest in *Femsa Cerveza, S.A. de C.V. ("Femsa Cerveza") and the exclusive US distribution rights to Femsa Cerveza's brands will be assigned to a* subsidiary of Femsa. For the purpose of this unaudited pro forma consolidated financial information, it has been assumed that this transaction occurred prior to 1 January 2003, as such having no impact on the pro forma income statement but only on the pro forma capital and reserves.

The intent of the unaudited pro forma consolidated financial information is to present the effect of the combination on the historical accounting and financial information at the indicated date. This financial information does not purport to represent what the financial situation, performance or the results of operations would actually have been or could have been achieved if the combination had occurred at this date or to project the results of operations for any future period. Further, such information is not intended to provide an indication of the financial situation, performance or the results of operations of InterbrewAmBev for any future specific date or period. In addition, since Interbrew and AmBev were not under common control or management for any period presented, the unaudited pro forma consolidated financial information may not be comparable to, or indicative of, future performance.

3. PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

3.1. BALANCE SHEET

As at 31 December Million euro	Interbrew	Adjustments Femsa transaction	Interbrew pro forma after Femsa transaction	AmBev	Adjustments & Eliminations	InterbrewAmBev (consolidated)
ASSETS						
Non-current assets						
Property, plant and equipment	3,342	-	3,342	1,125	-	4,467
Goodwill	3,744	-	3,744	265	4,118	8,127
Intangible assets other than goodwill	228	-	228	209	-	437
Interest-bearing loans granted	9	-	9	-	-	9
Investments in associates	443	(436)	7	-	-	7
Investment securities	247	-	247	-	-	247
Deferred tax assets	169	-	169	404	-	573
Employee benefits	31	-	31	51	-	82
Long-term receivables	324	-	324	245	-	569
	8,537	**(436)**	**8,101**	**2,299**	**4,118**	**14,518**
Current assets						
Interest-bearing loans granted	2	-	2	-	-	2
Investment securities	-	-	-	767	-	767
Inventories	460	-	460	262	-	722
Income tax receivable	30	-	30	212	-	242
Trade and other receivables	1,509	-	1,509	270	-	1,779
Cash and cash equivalents	445	913	1,358	56	-	1,414
	2,446	**913**	**3,359**	**1,567**	**-**	**4,926**
Total assets	**10,983**	**477**	**11,460**	**3,866**	**4,118**	**19,444**
EQUITY AND LIABILITIES						
Capital and reserves	**4,720**	**490**	**5,210**	**1,096**	**2,246**	**8,552**
Minority interests	**410**	**(13)**	**397**	**38**	**554**	**989**
Non-current liabilities						
Interest-bearing loans and borrowings	2,200	-	2,200	1,099	1,160	4,459
Employee benefits	300	-	300	65	-	365
Deferred government grants	-	-	-	65	-	65
Trade and other payables	40	-	40	9	-	49
Provisions	200	-	200	276	-	476
Deferred tax liabilities	251	-	251	-	-	251
	2,991	**-**	**2,991**	**1,514**	**1,160**	**5,665**
Current liabilities						
Bank overdrafts	85	-	85	-	-	85
Interest-bearing loans and borrowings	612	-	612	542	-	1,154
Income tax payables	122	-	122	357	47	526
Trade and other payables	1,956	-	1,956	272	111	2,339
Provisions	87	-	87	47	-	134
	2,862	**-**	**2,862**	**1,218**	**158**	**4,238**
Total liabilities	**10,983**	**477**	**11,460**	**3,866**	**4,118**	**19,444**

3.2. INCOME STATEMENT

For the year ended 31 December Million euro	Interbrew	Adjustments Femsa transaction	Interbrew pro forma after Femsa transaction	AmBev	Adjustments & Eliminations	InterbrewAmBev (consolidated)
Net turnover	7,044	(150)	6,894	2,393	-	9,287
Cost of sales	(3,385)	89	(3,296)	(1,102)	-	(4,398)
Gross Profit	**3,659**	**(61)**	**3,598**	**1,291**	**-**	**4,889**
Distribution expenses	(778)	-	(778)	(178)	-	(956)
Sales and marketing expenses	(1,377)	37	(1,340)	(236)	-	(1,576)
Administrative expenses	(615)	1	(614)	(121)	-	(735)
Other operating income/expenses	(50)	(10)	(60)	(189)	(105)	(354)
Profit from operations	**839**	**(33)**	**806**	**567**	**(105)**	**1,268**
Net financing costs	(131)	35	(96)	47	(41)	(90)
Income from associates	35	(35)	-	(2)	-	(2)
Profit before tax	**743**	**(33)**	**710**	**612**	**(146)**	**1,176**
Income tax expense	(185)	12	(173)	(125)	-	(298)
Profit after tax	**558**	**(21)**	**537**	**487**	**(146)**	**878**
Minority interests	(53)	-	(53)	(7)	(307)	(367)
Net profit	**505**	**(21)**	**484**	**480**	**(453)**	**511**
Weighted average number of ordinary shares (million shares)	432	-	432	-	-	574
Fully diluted weighted average number of ordinary shares (million shares)	434	-	434	-	-	576
Basic earnings per share (euro)	1.17	-	1.12	-	-	0.89
Diluted earnings per share (euro)	1.16	-	1.12	-	-	0.89
Earnings per share before goodwill (euro)	1.45	-	1.40	-	-	1.40
Diluted earnings per share before goodwill (euro)	1.44	-	1.39	-	-	1.39

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders of 511 million euro and a weighted average number of ordinary shares outstanding during the year, taking into account the effect of 141.7 million Interbrew shares issued at the beginning of the year.
The calculation of diluted earnings per share is based on the net profit attributable to ordinary shareholders of 511 million euro and a weighted average number of ordinary shares (diluted) outstanding during the year, taking into account the effect of 141.7 million Interbrew shares issued at the beginning of the year.

3.3. RECONCILIATION BRAZILIAN GAAP-IFRS OF AMBEV FINANCIAL INFORMATION

3.3.1. SUMMARY OF MAIN DIFFERENCES BETWEEN BRAZILIAN GAAP AND IFRS ON INCOME STATEMENT AND CAPITAL & RESERVES

For the year ended 31 December Million euro	Brazilian GAAP	Reclassifications	Adjustments	IFRS
Net sales	2,384	9	-	2,393
Cost of sales	(1,110)	2	6	(1,102)
Gross profit	**1,274**	**11**	**6**	**1,291**
Distribution expenses	(178)	-	-	(178)
Sales and marketing expenses	(233)	(3)	-	(236)
Administrative expenses	(121)	-	-	(121)
Other operating expenses, net	(260)	14	57	(189)
Profit from operations	**482**	**22**	**63**	**567**
Net financing costs	26	(23)	44	47
Income from associates	(2)	-	-	(2)
Profit before tax	**506**	**(1)**	**107**	**612**
Income tax expense	(117)	-	(8)	(125)
Profit after tax	**389**	**(1)**	**99**	**487**
Minority interests	(1)	-	(6)	(7)
Net profit for the year	**388**	**(1)**	**93**	**480**
Capital & reserves				
Issued capital	858	-	-	858
Reserves	325	-	(87)	238
Total capital and reserves	**1,183**	**-**	**(87)**	**1,096**

The figures presented in the column "Brazilian GAAP" are prepared in accordance with Brazilian GAAP but presented in IFRS income statement format. As a consequence, certain (sub)totals can differ from the published Brazilian GAAP income statement of AmBev.

3.3.2. SUMMARY OF MAIN DIFFERENCES BETWEEN BRAZILIAN GAAP AND IFRS, BY NATURE OF ADJUSTMENT

Million euro	Impact on Income Statement	Impact on Closing Capital & Reserves
1) Dividends not yet approved	-	77
2) Difference in accounting for business combinations	24	(53)
3) Fair value hedge accounting	45	57
4) Treasury shares (employee share plan)	-	(64)
5) Reversal of deferred charges	15	(38)
6) Inflation and currency translation adjustment		
• Brazil	(3)	33
• Argentina/Venezuela	(3)	(32)
•Foreign currency translation of subsidiaries	44	-
7) Other	(6)	(11)
8) Deferred taxes	(23)	(56)
Total	**93**	**(87)**

(A) Dividends not yet approved

At each year-end, AmBev's management is required to propose a dividend distribution from earnings, and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted, subject to certain limitations, to distribute or capitalize an amount of interest, calculated based on a government interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity.

Under IFRS, since the minimum dividend established in the by-laws has already been paid and the proposed and unpaid dividends may be ratified or modified at the annual Shareholders' Meeting, they are not considered as an obligation of the company at the balance sheet date and are therefore not deducted from equity. Interim dividends as well as interest credited to shareholders as capital remuneration are under Brazilian legislation deducted from equity since reimbursement by the shareholders would be unlikely.

For reconciliation purposes, the 31 December 2003 provision for proposed dividends not yet formally approved nor paid, for an amount of 77 million euro has been reversed.

(B) Difference in accounting for business combinations

Under IFRS, fair values are assigned to assets, including intangibles, and liabilities acquired in connection with business combinations. Goodwill is determined as the excess of the cost of acquisition over the acquirer's interest in the fair values of the assets and liabilities acquired and is amortized on a systematic basis over its useful life.

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally equal to the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the net assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of net assets acquired exceeds the purchase consideration; negative goodwill is generally not amortized but is realized upon disposal of the investment.

The adjustments included in the pro-forma financial information arise, mainly from (a) measurement of the consideration paid using the fair value of shares issued under IFRS to determine the cost of acquisition, (b) recognition at fair value of assets and liabilities acquired; and (c) resulting effects on depreciation and amortization.

On the pro forma 2003 income statement, the IFRS adjustment amounts to 23.5 million euro of which the majority (22.9 million euro) is related to the combination of Brahma and Antarctica in 1999.

The accumulated IFRS adjustment on capital and reserves as per 31 December 2003 amounts to (52.7) million euro.

- Of this adjustment, (88.7) million euro results from the difference in accounting for business combinations between Brazilian GAAP and IFRS for the above mentioned Brahma and Antarctica combination;
- 41.1 million euro relates to the reversal for IFRS of the negative goodwill which resulted from the conversion of the remaining Brahma non-controlling shares in AmBev shares in 2000;
- An IFRS adjustment of (6.2) million euro relates to the transaction with the minority shareholders of Indústria de Bebidas Antarctica do Norte e Nordeste in 2001;
- Another 1.1 million euro results from a number of other small acquisitions done by AmBev in prior years.

(C) Fair value hedge accounting

IAS 39 "Financial Instruments: Recognition and Measurement" requires all derivatives to be recognized either as assets or liabilities and measured at fair value. Available for sale financial assets are also required to be measured at fair value with unrealized gains and losses taken directly to equity.

Under Brazilian GAAP, all financial assets are recorded at the lower of cost plus accrued interest or fair value. Additionally, unrealized gains or losses arising from transactions entered to mitigate risks on purchase of raw materials are deferred and recognized in the statement of operations when realized.

AmBev's derivative transactions do not qualify for cash flow hedge accounting under IAS 39. The pro forma financial information includes adjustments for the unrealized fair value gains on derivatives and other trading financial assets, for an amount of 44.5 million euro, in the income statement and in capital and reserves.

In addition, an adjustment reflecting the fair value gain on financial assets classified, at inception, as available for sale, in the amount of 12.0 million euro, was recognized directly in equity, net of deferred income tax.

(D) Treasury shares (employee share plan)

Outstanding amounts of AmBev shares financed by the company in relation to the employee stock ownership plan have been deducted from equity as treasury shares (amount: 64.4 million euro).

(E) Reversal of deferred charges

Brazilian GAAP require deferral of acquisition and implementation of software, payments made to distributors (recorded as other intangible assets) and pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins operations whenever future economic benefits are expected. Such costs are normally amortized over a 5 year period.

For IFRS purposes costs that are to be expensed under IFRS as and when incurred were reversed into equity and into the income statement as well as the Brazilian GAAP amortization already applied thereon.

(F) Inflation and currency translation adjustments

Under IAS 29 "Financial Reporting in Hyperinflationary Economies", Brazil was considered a hyperinflationary economy up to 31 December 1997. Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated 'Permanent assets') and shareholders' equity, and reported the net charge or credit in the statement of operations. This IFRS pro-forma financial information includes additional inflation restatement adjustments calculated through the hyperinflation period in Brazil. The inflation adjustment was determined by applying the IGP-M, a general price index, considered consistent with IAS 29§37.

Shareholders' equity under IFRS was increased by 33.0 million euro, at 31 December 2003 due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges.

Under Brazilian GAAP, the financial statements of AmBev's subsidiaries operating in Argentina and Venezuela include inflation accounting adjustments.

In accordance with IAS 29, neither Argentina nor Venezuela is considered to be a hyperinflationary economy in this period. Accordingly, amounts are reported based on nominal local currency balances translated into Brazilian real at the closing exchange rate for balance sheet accounts and average rates for income statement items. Shareholders' equity under IFRS was reduced by (32) million euro, due to the reversal of the inflation restatement adjustments. Net profit for the year decreased by (3) million euro due to the elimination of the inflation restatement adjustment.

The application of IAS 21 "The effect of changes in foreign exchange rates" to translate the financial statements of subsidiaries into Brazilian real, resulted in an income statement impact of 44 million euro by reversing the translation difference from the income statement into equity.

(G) Other

Other differences mainly relate to the impact of the amortization of the appraisal of Antarctica distribution contracts at the time of the Brahma/Antarctica combination.

Accounting for IAS 19 "Employee Benefits" has been reviewed and has not given rise to any material adjustments from Brazilian GAAP.

(H) Deferred tax

Deferred tax relates to deferred tax calculated on the above mentioned differences.

3.4. DESCRIPTION OF THE MAIN PRO FORMA ADJUSTMENTS

3.4.1. GOODWILL

The goodwill resulting from the combination is determined on 31 December 2003 according to the purchase method of accounting and amounts to 4,118 million euro. The goodwill is determined as the excess of the price paid for the interest in AmBev, over the interest in the identifiable assets and liabilities of AmBev. The goodwill is not yet adjusted to the fair values of the identifiable assets and liabilities of AmBev.

This goodwill also includes acquisition costs (bankers fees, advisors fees and withholding taxes) for an amount of 158 million euro, and is amortized on a straight-line basis over 40 years, resulting in a (105) million euro amortization charge for the year 2003. This 2003 amortization charge is only reflected in the pro forma income statement.

As from 2005 onwards, goodwill amortization under IFRS 3 will be replaced by impairment testing.

3.4.2. INVESTMENTS IN ASSOCIATES

The adjustment of (436) million euro on Investments in Associates relates to the transfer of Femsa Cerveza.

3.4.3. CASH & CASH EQUIVALENTS

The cash impact (913 million euro) from the Femsa transaction, net of taxes and transaction costs, is included in the cash & cash equivalents.

An interest income of 34 million euro for 12 months has been recognized in the income statement, using an interest rate of 3.5% on an annual basis.

3.4.4. CAPITAL AND RESERVES

The adjustment of 2,246 million euro on Capital and Reserves reflects:
- The capital increase of Interbrew NV/SA by 3,342 million euro, representing 141,712,000 newly issued Interbrew shares valued at the Interbrew share price of 23.58 euro at the close of the business on 25 February 2004;
- The elimination of Capital and Reserves of AmBev.

The adjustment of 490 million euro on Capital and Reserves as a result of the Femsa transaction represents the surplus value realized on the Femsa transaction, net of taxes and transaction fees (477 million euro) and the reversal of the 30% minority stake in Labatt USA (13 million euro).

For the purpose of this unaudited pro forma consolidated financial information, it has been assumed that the Femsa transaction occurred prior to 1 January 2003, as such having no impact on the pro forma income statement. The impact on Capital and Reserves (477 million euro) was calculated based on an agreed transaction price of 1,245 million US dollar (translated at the 31 December 2003 US dollar/euro closing rate of 0.791766) and taxes and transaction fees for an amount of (73) million euro.

3.4.5. MINORITY INTERESTS (BALANCE SHEET)

The adjustment of 554 million euro to minority interests represents the 45.60% minority stake in the net assets of Labatt Brewing Company Ltd ("Labatt") and AmBev as per 31 December 2003.

The adjustment of (13) million euro as a result of the Femsa transaction represents the reversal of the 30% minority stake in Labatt USA.

3.4.6. INTEREST BEARING LOANS AND BORROWINGS

The 1,160 million euro adjusted to interest bearing loans and borrowings represents the estimated external debt to finance the mandatory tender offer (MTO). Pursuant to the Incorporação Agreement and in accordance with Brazilian law, Interbrew is required to launch this MTO at a minimum price of 80% of the price paid to the holders of the majority voting stock. The actual MTO cost to be incurred by InterbrewAmBev will depend on a number of factors, including the acceptance rate and the tender price offered, which will be determined based on the applicable Brazilian regulations and will be subject to approval by the Brazilian securities authorities.

An interest charge of (40) million euro for 12 months has been recognized in the income statement, using an interest rate of 3.5% on an annual basis.

3.4.7. INCOME TAX PAYABLE

The 47 million euro adjustment on income tax payable represents withholding taxes relating to the transaction.

3.4.8. TRADE AND OTHER PAYABLES

The bankers and advisors fees relating to the transaction are accrued at an estimated amount of 111 million euro, and included in goodwill.

3.4.9. INCOME STATEMENT IMPACT – FEMSA CERVEZA

As the exclusive US distribution rights to Femsa Cerveza's brands will be assigned to Wisdom Imports Sales Company L.L.C., a wholly owned subsidiary of Femsa, the income statement has been adjusted on the following lines (amounts in million euro) :

Net turnover	(150)
Cost of sales	89
Gross Profit	(61)
Sales and marketing expenses	37
Administrative expenses	1
Profit from operations	(23)
Income tax expense	8
Net profit	(15)

3.4.10. OTHER OPERATING INCOME/EXPENSES (INCOME STATEMENT)

The (105) million euro adjustment on other operating income/expenses reflects the goodwill amortization charge. The (10) million euro adjustment represents the reversal of management fees received from Femsa.

3.4.11. INCOME FROM ASSOCIATES (INCOME STATEMENT)

This adjustment of (35) million euro is the reversal of the share in the result of Femsa in 2003.

3.4.12. MINORITY INTERESTS (INCOME STATEMENT)

The 307 million euro minority interests represents the 45.60% minority stake in the 2003 results of Labatt and AmBev.

3.5. AUDITOR'S REPORT

The Board of Directors
Interbrew NV/SA:

We have reviewed the accompanying pro forma condensed consolidated balance sheet of InterbrewAmBev as of December 31, 2003, the pro forma condensed consolidated income statement for the year then ended, the underlying pro forma adjustments, and the reconciliation of the AmBev financial information from Brazilian GAAP into IFRS. These historical condensed consolidated financial statements are derived from the historical audited financial statements of Interbrew NV/SA, which were audited by us, and from the historical unaudited financial statements of AmBev. Pro forma adjustments are based upon management's assumptions described in Note 2. Interbrew's management is responsible for the pro forma financial information.

Our review was conducted in accordance with attestation standards established by the International Federation of Accountants. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the unwinding of the joint venture between Interbrew and Femsa Cerveza , S.A. de C.V. and the combination between Interbrew and AmBev occurred at an earlier date. However, the pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transactions actually occurred earlier.

Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the unwinding of the joint venture between Interbrew and Femsa Cerveza, S.A. de C.V. and the combination of Interbrew and AmBev, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma condensed consolidated balance sheet as of December 31, 2003, and the pro forma condensed consolidated income statement for the year then ended using IFRS as the applied accounting basis.

Brussels, 30 July 2004

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren
Statutory Auditor

Represented by
Erik Helsen

Consolidated 2002/2003 Financial Statements of Interbrew

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December Million euro (except per share figures)	Note	2003	2002
Net turnover		**7,044**	**6,992**
Cost of sales		(3,385)	(3,418)
Gross Profit		**3,659**	**3,574**
Distribution expenses		(778)	(758)
Sales and marketing expenses		(1,377)	(1,317)
Administrative expenses		(615)	(593)
Other operating income/expenses	4	(50)	(70)
Profit from operations, pre restructuring charges		**839**	**836**
Restructuring charges		-	(108)
Profit from operations		**839**	**728**
Net financing costs	7	(131)	(134)
Income from associates		35	71
Profit before tax		**743**	**665**
Income tax expense	8	(185)	(162)
Profit after tax		**558**	**503**
Minority interests		(53)	(36)
Net profit from ordinary activities		**505**	**467**
Extraordinary items		-	-
Net profit		**505**	**467**
Weighted average number of ordinary shares (million shares)		432	431
Fully diluted weighted average number of ordinary shares (million shares)		434	435
Year-end number of ordinary shares (million shares)		432	432
Basic earnings per share		1.17	1.08
Diluted earnings per share		1.16	1.07
Earnings per share before goodwill and restructuring		1.45	1.51
Diluted earnings per share before goodwill and restructuring		1.44	1.50
Earnings per share before goodwill and after restructuring		1.45	1.33

CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

	2003	2002
Foreign exchange translation differences	(342)	(431)
Cash flow hedges:		
Effective portion of changes in fair value	10	6
Transferred to the income statement	(8)	(6)
Other items recognized directly in equity	-	(1)
Net profit recognized directly in equity	**(340)**	**(432)**
Net profit	505	467
Total recognized gains	**165**	**35**
Effect of changes in accounting policy	-	**(32)**

CONSOLIDATED BALANCE SHEET

As at 31 December Million euro	Note	2003	2002
ASSETS			
Non-current assets			
Property, plant and equipment	9	3,342	3,512
Goodwill	10	3,744	3,658
Intangible assets other than goodwill	11	228	133
Interest-bearing loans granted		9	10
Investments in associates	12	443	625
Investment securities	13	247	277
Deferred tax assets	15	169	199
Employee benefits	22	31	32
Long-term receivables	14	324	345
		8,537	**8,791**
Current assets			
Interest-bearing loans granted		2	1
Investment securities	13	-	31
Inventories	16	460	444
Income tax receivable		30	92
Trade and other receivables	17	1,509	1,572
Cash and cash equivalents	18	445	215
		2,446	**2,355**
Total assets		**10,983**	**11,146**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	19	333	333
Share premium	19	3,215	3,212
Reserves	19	(232)	108
Retained earnings	19	1,404	1,041
		4,720	**4,694**
Minority interests		**410**	**463**
Non-current liabilities			
Interest-bearing loans and borrowings	21	2,200	1,433
Employee benefits	22	300	329
Trade and other payables		40	45
Provisions	23	200	252
Deferred tax liabilities	15	251	242
		2,991	**2,301**
Current liabilities			
Bank overdrafts	18	85	122
Interest-bearing loans and borrowings	21	612	1,320
Income tax payables		122	224
Trade and other payables	24	1,956	1,940
Provisions	23	87	82
		2,862	**3,688**
Total liabilities		**10,983**	**11,146**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December Million euro	2003	2002
OPERATING ACTIVITIES		
Net profit from ordinary activities	505	467
Depreciation	504	504
Amortization and impairment of goodwill	120	106
Amortization of intangible assets	37	31
Impairment losses (other than goodwill)	(1)	27
Write-offs on non-current and current assets	1	-
Unrealized foreign exchange losses/(gains)	26	15
Net interest (income)/expense	107	116
Net investment (income)/expense	(5)	(1)
Loss/(gain) on sale of plant and equipment	(19)	(13)
Loss/(gain) on sale of intangible assets	-	(2)
Income tax expense	185	162
Income from associates	(35)	(71)
Minority interests	53	36
Profit from operations before changes in working capital and provisions	**1,478**	**1,377**
Decrease/(increase) in trade and other receivables	-	88
Decrease/(increase) in inventories	(25)	(30)
Increase/(decrease) in trade and other payables	-	(243)
Increase/(decrease) in provisions	(96)	33
Cash generated from operations	**1,357**	**1,225**
Interest paid	(139)	(145)
Interest received	33	31
Dividends received	58	25
Income tax (paid)/received	(158)	(91)
CASH FLOW FROM OPERATING ACTIVITIES	**1,151**	**1,045**

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

For the year ended 31 December

Million euro	2003	2002
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	83	84
Proceeds from sale of intangible assets	3	13
Proceeds from sale of investments	100	159
Repayments of loans granted	7	21
Sale of subsidiaries, net of cash disposed of	-	1,846
Acquisition of subsidiaries, net of cash acquired	(383)	(2,300)
Acquisition of property, plant and equipment	(544)	(515)
Acquisition of intangible assets	(137)	(92)
Acquisition of other investments	(62)	(181)
Payments of loans granted	(6)	(1)
CASH FLOW FROM INVESTING ACTIVITIES	**(939)**	**(966)**
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	7	3
Proceeds from borrowings	6,228	5,680
Repayment of borrowings	(5,985)	(5,864)
Payment of finance lease liabilities	(9)	(7)
Dividends paid	(168)	(142)
CASH FLOW FROM FINANCING ACTIVITIES	**73**	**(330)**
Net increase/(decrease) in cash and cash equivalents	**285**	**(251)**
Cash and cash equivalents less bank overdrafts at beginning of year	93	349
Effect of exchange rate fluctuations on cash held	(18)	(5)
Cash and cash equivalents less bank overdrafts at end of year	**360**	**93**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Interbrew SA is a company domiciled in Belgium. The consolidated financial statements of the company for the year ended 31 December 2003 comprise the company and its subsidiaries (together referred to as "Interbrew" or the "company") and the company's interest in associates. The financial statements were authorized for issue by the Board of Directors on 2 March 2004.

(A) STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (formerly named IAS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), in agreement with the derogation granted by the Belgian Banking, Finance and Insurance Commission on 19 December 2000. The applied accounting standards substantially comply with the regulations of the seventh EU directive.

(B) BASIS OF PREPARATION

The financial statements are presented in euro, rounded to the nearest million. They are prepared on the historical cost basis except for derivative financial instruments, investments held for trading and investments available-for-sale which are stated at fair value. Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies have been applied consistently.

The consolidated financial statements are prepared as of and for the period ending 31 December 2003.

They are presented before the effect of the profit appropriation of the parent company proposed to the general assembly of shareholders.

(C) PRINCIPLES OF CONSOLIDATION

Subsidiaries are those companies in which Interbrew, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies' activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are undertakings in which Interbrew has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When Interbrew's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Interbrew has incurred obligations in respect of the associate.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

A listing of the company's significant subsidiaries and associates is set out in note 31.

(D) FOREIGN CURRENCIES

(1) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

(2) Financial statements of foreign operations

The company's foreign operations are considered as foreign entities. Accordingly, assets and liabilities are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign entities, excluding foreign entities in hyperinflationary economies, are translated to euro at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders' equity are translated at historical rates. Exchange differences arising from the translation of shareholders' equity to euro at year-end exchange rates are taken to "Translation reserves" in Capital and Reserves.

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, related income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into euro at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilized and does not provide reliable results, the financial statements are re-measured into euro as if it was the operation's measurement currency.

As a result, non-monetary assets, liabilities and related income statement accounts are re-measured using historical rates in order to produce the same result in terms of the reporting currency that would have occurred if the underlying transaction was initially recorded in this currency.

(3) Exchange rates
The following exchange rates have been used in preparing the financial statements.

	Closing rate		Average rate	
1 euro equals:	2003	2002	2003	2002
Canadian dollar	1.623400	1.654999	1.588065	1.466557
Pound sterling	0.704800	0.650500	0.688366	0.626038
US dollar	1.263000	1.048700	1.122129	0.934060
South Korean won	1,506.0241	1,243.7811	1,338.6881	1,166.8611
Mexican peso	14.186611	10.990581	12.062581	8.962662
Russian ruble	36.824275	33.272334	34.491084	28.830907
Ukrainian hryvnia	6.662225	5.532901	5.960825	4.923562
Hungarian forint	262.467192	236.294896	252.397779	243.427459
Bulgarian lev	1.955699	1.954599	1.949686	1.952088
Romanian lei	41,152.2634	35,137.0344	37,290.2424	30,783.438
Chinese yuan	10.453472	8.680103	9.287983	7.731142
Croatian kuna	7.649529	7.442304	7.559950	7.409164
Serbian dinar	68.310677	62.546910	64.850843	62.969559

(E) INTANGIBLE ASSETS

(1) Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M).

(2) Other intangible assets
Other intangible assets, acquired by the company, are stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M). Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

(3) Subsequent expenditure
Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(4) Amortization
Intangible assets are amortized using the straight-line method over their estimated useful lives. Supply rights are generally amortized over 5 years. Licences, brewing and distribution rights are amortized over the period in which the rights exist.

(F) GOODWILL

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the company's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition.

Goodwill is amortized using the straight-line method over its estimated useful life. Goodwill which arose on the acquisition of the strategically important main breweries in Canada, UK and Germany is amortized over 40 years. Goodwill arising on the acquisition of other breweries is amortized over 20 years, goodwill arising on the acquisition of distribution companies is amortized over 5 years.

Goodwill is expressed in the currency of the subsidiary to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to euro using the year-end exchange rate.

Goodwill is stated at cost less accumulated amortization and impairment losses (refer accounting policy M).

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

(2) Negative goodwill

Negative goodwill represents the excess of the fair value of the company's share of the net identifiable assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses which are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognized, it is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognized in the income statement over the weighted average useful life of those assets that are depreciable/amortizable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognized immediately in the income statement.

The carrying amount of negative goodwill is deducted from the carrying amount of goodwill.
In respect of associates, the carrying amount of negative goodwill is included in the carrying amount of the investment in the associate.

(G) PROPERTY, PLANT AND EQUIPMENT

(1) Owned assets

All property, plant and equipment is recorded at historical cost less accumulated depreciation and impairment losses (refer accounting policy M). Cost includes the purchase price and other direct acquisition costs (e.g. non refundable tax, transport). The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

(2) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. Repairs and maintenance, which do not increase the future economic benefits of the asset to which they relate, are expensed as incurred.

(3) Depreciation

Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The rates used are as follows:

Industrial buildings	20 years
Production plant and equipment:	
Production equipment	15 years
Storage and packaging equipment	7 years
Duo tanks	7 years
Handling and other equipment	5 years
Returnable packaging:	
Kegs	10 years
Crates	10 years
Bottles	5 years

Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 or 5 years
Other real estate properties	33 years

Land is not depreciated as it is deemed to have an infinite life.

(H) ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation (refer accounting policy G) and impairment losses (refer accounting policy M).

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element is charged to the income statement as a finance charge over the lease period. Property, plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset (refer accounting policy G).

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(I) INVESTMENTS

Each category of investment is accounted for at trade date.

(1) Investments in equity securities

Investments in equity securities are undertakings in which Interbrew does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available for sale financial assets and are recorded at their fair value unless the fair value cannot be reliably determined in which case they are carried at cost less impairment losses. Impairment charges are recognized in the income statement. Changes in fair value are recognized through equity. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to income.

(2) Investments in debt securities

Investments in debt securities are classified as trading or as being available-for-sale and are stated at fair value, with any resultant gain or loss recognized through equity. The fair value of such investments is their quoted bid price at the balance sheet date. Impairment charges are recognized in the income statement.

(3) Other investments

Other investments held by the company are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss recognized through equity. Impairment charges are recognized in the income statement.

(J) INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost is determined by the weighted average method.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling costs.

(K) TRADE RECEIVABLES

Trade receivables are carried at cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off during the year in which they are identified.

(L) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and call deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

(M) IMPAIRMENT

The carrying amounts of the company's assets, other than inventories (refer accounting policy J) and deferred tax assets (refer accounting policy S), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, and for goodwill amortized over a period exceeding twenty years from initial recognition, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

(1) Calculation of recoverable amount

The recoverable amount of the company's investments and receivables originated by the company is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(2) Reversal of impairment

An impairment loss in respect of investments or receivables originated by the company is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature, which is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(N) SHARE CAPITAL

(1) Repurchase of share capital

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

(2) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(O) PROVISIONS

Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(1) Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for.

(2) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(P) EMPLOYEE BENEFITS

(1) Post employment benefits

Post employment benefits include pensions, post employment life insurance and medical care benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant companies, taking account of the recommendations of independent actuaries. Interbrew maintains funded and unfunded pension plans.

a) Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred.

b) Defined benefit plans

For defined benefit plans, the pension accounting costs are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement consist of current service cost, interest cost, the expected return on any plan assets, actuarial gains and losses and past service costs.

The pension obligations recognized in the balance sheet are measured as the present value of the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability, adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. Actuarial gains and losses comprise the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. All actuarial gains and losses exceeding a corridor of 10% of the higher of the fair value of plan assets and the present value of the defined benefit obligations are recognized in the income statement over the average remaining service lives of employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Past service costs are recognized as an expense over the average period until the benefits become vested, unless they are already vested following the introduction of or changes to a defined benefit plan, in which case the past service costs are recognized as an expense immediately.

Where the calculation results in a benefit to the company, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(2) Other Post-Retirement Obligations

Some Interbrew companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans and determined by independent qualified actuaries.

(3) Equity and Equity-Related Compensation Benefits

Different stock option programs allow company employees, company senior management and members of the board to acquire shares of the company. The option exercise price equals the average market price of the underlying shares in the thirty trading days preceding the offer date. No compensation cost or obligation is recognized. When the options are exercised, equity is increased by the amount of the proceeds received.

(4) Bonuses

Bonuses received by company employees and management are based on financial key indicators. The estimated amount of the bonus is recognized as an expense in the year.

(Q) INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of borrowings on an effective interest basis.

(R) TRADE AND OTHER PAYABLES

Trade and other payables are stated at cost.

(S) INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. Under this method the company is required to make a provision for deferred income tax on the difference between the fair values of the net assets acquired and their tax base as a result of a business combination.

The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(T) REVENUE

(1) Goods sold and services rendered

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods.

(2) Rental income

Rental income is recognized on a straight-line basis over the term of the lease.

(3) Financial income

Financial income comprises interest receivable on funds invested, dividend income, royalty income, foreign exchange gains and gains on hedging instruments that are recognized in the income statement (refer accounting policy V).

Interest, royalties and dividends arising from the use by others of the company's resources are recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the revenue can be measured reliably. Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectibility is in doubt. Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreement. Dividend income is recognized in the income statement on the date that the dividend is declared.

(4) Government grants

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the cost of an asset are recognized in the income statement as revenue on a systematic basis over the useful life of the asset.

(U) EXPENSES

(1) Financial expenses

Financial expenses comprise interest payable on borrowings, foreign exchange losses, and losses on hedging instruments that are recognized in the income statement (refer accounting policy V).

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of financial expenses. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

(2) Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy E).

(V) DERIVATIVE FINANCIAL INSTRUMENTS

The company uses derivative financial instruments primarily to reduce the exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. The company's policy prohibits the use of derivatives for speculation. The company does not hold or issue financial instruments for trading purposes.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any resultant unrealized gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the company would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(1) Cash flow hedges

Where a derivative financial instrument hedges the variability in cash flows of a recognized liability, a firm commitment or a forecasted transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognized directly in equity. When the firm commitment or the forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognized in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognized in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealized gain or loss (at that point) remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss recognized in equity is recognized in the income statement immediately.

(2) Hedging of recognized assets and liabilities

Where a derivative financial instrument hedges the variability in fair value of a recognized receivable or payable, any resultant gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

The fair values of the hedged items, in respect of the risk being hedged, are their carrying amounts at the balance sheet date translated to euro, at the foreign exchange rate ruling at that date.

(3) Hedging of net investment in foreign operations

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to euro are recognized directly in "Translation reserves" in shareholders' equity.

Where a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in "Translation reserves" in shareholders' equity, and the ineffective portion is reported in the income statement.

(W) SEGMENT REPORTING

A segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The company is a single product business, products or services provided other than malt-based beverages representing less than 10% of the company's turnover, which is why its chosen segment reporting format is geographical segments. Making a segmentation between the different beers produced is not part of the internally reported financial information and is not feasible especially while the same installations are used to produce the different types of beer and while brand differential between "premium", "specialties" and "standard lager" is different from one geographical market to another for the same brand.

(X) DISCONTINUING OPERATIONS

A discontinuing operation is a clearly distinguishable component of the company's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

2. SEGMENT REPORTING

Segment information is presented in respect of the company's geographical segments based on location of customers. Amounts reported for holding companies and global export include customers in countries where the company has no industrial platform. Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	The Americas		Western Europe		Central & Eastern Europe		Asia Pacific		Bass		Holding companies and global export		Consolidated	
Million euro	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net turnover	**1,849**	**2,014**	**3,523**	**3,345**	**1,022**	**859**	**496**	**522**	**-**	**83**	**154**	**169**	**7,044**	**6,992**
EBITDA	**387**	**459**	**685**	**539**	**232**	**189**	**145**	**149**	**-**	**4**	**49**	**54**	**1,498**	**1,394**
Profit from operations	**272**	**340**	**334**	**218**	**113**	**75**	**76**	**65**	**-**	**(9)**	**44**	**39**	**839**	**728**
Net financing costs													(131)	(134)
Income from associates													35	71
Income tax expense													(185)	(162)
Minority interests													(53)	(36)
Extraordinary items													-	-
Net profit													**505**	**467**
Segment assets	1,986	1,877	5,542	5,768	1,556	1,211	849	986	-	-	567	439	10,500	10,281
Investments in associates													443	625
Inter-segment eliminations													(388)	(278)
Non-segmented assets													428	518
Total assets													**10,983**	**11,146**
Segment liabilities	543	560	1,679	1,799	355	260	230	281	-	-	371	371	3,178	3,271
Inter-segment eliminations													(388)	(278)
Non-segmented liabilities													8,193	8,153
Total liabilities													**10,983**	**11,146**
Gross capital expenditure	162	143	295	240	173	176	45	36	-	6	6	7	681	608
Impairment losses	-	-	-	17	-	11	3	1	-	-	-	-	3	29
Impairment losses reversed	-	-	(4)	-	-	-	-	-	-	-	-	-	(4)	-
Depreciation	78	82	256	225	115	108	51	67	-	11	3	11	503	504
Amortization	37	37	99	79	4	(3)	15	17	-	2	2	4	157	136

In line with the new management structure, emerging markets have been split into Central and Eastern Europe, and Asia Pacific. The 2002 figures have been restated accordingly.

3. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

Million euro	2003 Acquisitions	2003 Disposals	2002 Acquisitions	2002 Disposals
Non-current assets				
Property, plant and equipment	123	-	598	(529)
Intangible assets other than goodwill	6	-	18	-
Interest-bearing loans granted	1	-	-	-
Investments in associates	-	-	26	(33)
Investment securities	-	-	106	(3)
Deferred tax assets	1	-	27	-
Employee benefits	-	-	-	(287)
Receivables	-	-	71	(334)
Current assets				
Interest-bearing loans granted	-	-	54	-
Investment securities	-	-	31	-
Inventories	24	-	42	(159)
Income tax receivable	-	-	5	-
Trade and other receivables	25	-	121	(178)
Cash and cash equivalents	119	-	57	(132)
Minority interests	(40)	-	(71)	-
Non-current liabilities				
Interest-bearing loans and borrowings	(5)	-	(33)	17
Employee benefits	-	-	(77)	5
Deferred government grants	-	-	-	1
Provisions	(3)	-	-	6
Deferred tax liabilities	(2)	-	(113)	143
Current liabilities				
Interest-bearing loans and borrowings	(2)	-	(56)	15
Income tax payables	(3)	-	(21)	20
Trade and other payables	(37)	-	(221)	458
Provisions	(2)	-	(13)	-
Net identifiable assets and liabilities	**205**	-	**551**	**(990)**
Goodwill on acquisition	166	-	1,759	(990)
Goodwill on shareholdings increases	92	-	10	-
Decrease of minority shareholdings	61	-	37	-
Loss/(gain) on disposal	-	-	-	(2)
Part of acquisitions paid in the previous year	(22)	-	-	-
Consideration paid/(received), satisfied in cash	**502**	-	**2,357**	**(1,982)**
Cash (acquired)/disposed of	(119)	-	(57)	132
Net cash outflow/(inflow)	**383**	-	**2,300**	**(1,850)**

The following major acquisitions took place:
- in April, 70% of the KK Group in China for a consideration paid of 22m euro. Goodwill amounted to 18m euro.

- in August, 100% of Kombinat Napitkov, a company owning brewing production capacities in Novocheboksark, Republic of Chuvashia. Consideration paid was 32m euro and resulted in goodwill of 10m euro.

- in October, 87.36% of Apatinska Pivara Apatin in Serbia for a consideration paid of 271m euro. Goodwill amounted to 118m euro. In addition to the purchase consideration, Interbrew has issued three performance bonds, to ensure its compliance with the capex program, the marketing program and the social plan of Apatin. Through these performance bonds, Interbrew committed to spend agreed amounts on capex over 7 years, on marketing over 5 years, and to adhere to the social plan over 5 years in terms of job security, terms and conditions of employment and employee benefits. It is management's intention to follow the intended development of the Apatin business, and thus to comply with the commitments. Therefore no provision or contingent liability has been recognized.

The acquired subsidiaries were included in the consolidated accounts, using the purchase method of accounting. Resulting goodwill will be amortized over 20 years. Due to the complexity of the acquired businesses, the fair values of the identifiable assets and liabilities are still provisional on 31 December 2003 and subject to possible revisions in 2004.

Major stake increases completed in 2003:
- Interbrew acquired additional stakes in Brauergilde (0.41%) and its subsidiaries (Gilde Brauerei 14.6%, Hasseröder Brauerei 14.6%, Hofbrauhaus Wolters 18%) for a total consideration paid of 91m euro. Goodwill amounted to 59m euro and will be amortized over 40 years.

- an additional 20% in Jinling (China) for a consideration paid of 1m euro and resulting in goodwill of 2m euro, to be amortized over 20 years.

- additional shares in SUN Interbrew Limited leading to a stake increase of 3.63%, for a total consideration paid of 23m euro. Goodwill amounted to 8m euro and will be amortized over 20 years.

- an additional 42.53% stake in Yantar Brewery (Ukraine), for a consideration paid of 32m euro, and resulting in goodwill of 22m euro, to be amortized over 20 years.

- other acquisitions relate to additional shares purchased from minority shareholders in Central Europe and in Luxemburg as well as investments made to acquire distribution companies in France and Belgium. In Belgium this investment amounted to 16m euro, leading to goodwill of 14m euro. In France, the investment amounted to 7m euro, resulting in goodwill of 7m euro. Goodwill on distribution companies is amortized over 5 years.

4. OTHER OPERATING INCOME/(EXPENSES)

Million euro	2003	2002
Release of unused provisions	23	27
Net gain/(loss) on disposal of property, plant and equipment	20	15
Net rent income/(cost)	29	24
Additions to other provisions	(30)	(50)
Net other operating income/(expense)	28	20
Goodwill amortization and impairment	(120)	(106)
	(50)	**(70)**

Research and development expenses as incurred	14	15

5. PAYROLL AND RELATED BENEFITS

Million euro	2003	2002
Wages and salaries	906	932
Compulsory social security contributions	180	175
Other personnel cost	114	78
Contributions to defined contribution plans	3	5
Increase in liability for defined benefit plans	71	59
Movement in asset for defined benefit plans	27	21
	1,301	**1,270**
Full time equivalents during the year	38,224	35,044

6. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment losses are included in the following line items on the income statement in 2003:

Million euro	Depreciation and impairment losses on Property, Plant and Equipment	Amortization and impairment losses on Intangible assets other than goodwill	Amortization and impairment losses on Goodwill
Cost of sales	359	2	-
Distribution expenses	32	-	-
Sales and marketing expenses	74	27	-
Administrative expenses	37	8	-
Other operating income/(expenses)	-	-	120
	502	**37**	**120**

7. NET FINANCING COSTS

Million euro	2003	2002
Interest income	45	31
Interest expense	(152)	(147)
Dividend income, non-consolidated companies	4	5
Net foreign exchange gains/(losses)	(21)	(16)
Net revaluation to fair value of derivatives	-	(7)
Net gains/(losses) on sale of financial assets	1	3
Net hyperinflation gains/(losses)	3	9
Other, including bank fees	(11)	(12)
	(131)	**(134)**

8. INCOME TAX EXPENSE

Million euro	2003	2002
RECOGNIZED IN THE INCOME STATEMENT		
Current tax expense		
Current year	(131)	(172)
Over/(under) provided in prior years	8	4
	(123)	**(168)**
Deferred tax (expense)/income		
Over/(under) provided in previous years	4	-
Origination and reversal of temporary differences	(55)	(20)
Utilization of prior years' losses	(16)	-
Deferred tax on current year's losses	5	26
	(62)	**6**
Total income tax expense in income statement	**(185)**	**(162)**
Profit before tax	743	665
Deduct income from associates	(35)	(71)
Profit before tax and before income from associates	**708**	**594**
Effective tax rate	**26.1%**	**27.3%**
RECONCILIATION OF EFFECTIVE TAX RATE		
Profit before tax and income from associates	**708**	**594**
Adjustments on taxable basis		
Non-deductible amortization of goodwill and intangibles	89	69
Expenses not deductible for tax purposes	81	99
Non-taxable dividends from investments in non-group companies	(4)	(4)
Non-taxable financial and other income	(21)	(31)
	853	**727**
Aggregated weighted tax rate	**32.1%**	**34.8%**
Tax at aggregated weighted tax rate	(274)	(253)
Adjustments on tax expenses		
Recognition/(utilization) of tax losses not previously recognized	-	(1)
Over/(under) provided in prior years	12	4
Tax savings from tax credits	1	1
Tax savings from special tax status	94	109
Change in tax rate	(4)	(10)
Other tax adjustments, mainly withholding tax	(14)	(12)
	(185)	**(162)**

DEFERRED TAX INCOME/(EXPENSE) RECOGNIZED DIRECTLY IN EQUITY

Million euro	2003	2002
Change in accounting policy	-	17
Recognition of changes in fair values of identifiable assets and liabilities of companies acquired in 2002 (recognized in goodwill)	27	-
On effective portion of changes in fair value of cash flow hedges	-	(2)

9. PROPERTY, PLANT AND EQUIPMENT

Million euro	Land and	Plant and buildings	Fixtures and equipment	Under fittings	Total construction
Acquisition cost					
Balance at end of previous year	1,960	4,236	1,271	173	7,640
Effect of movements in foreign exchange	(101)	(190)	(30)	(11)	(332)
Acquisitions through business combinations	59	125	7	6	197
Expenditures	62	294	96	92	544
Transfer to other asset categories	10	51	20	(94)	(13)
Disposals	(57)	(162)	(63)	-	(282)
Other movements	9	(44)	(3)	-	(38)
Balance at end of year	**1,942**	**4,310**	**1,298**	**166**	**7,716**
Depreciation and impairment losses					
Balance at end of previous year	(730)	(2,523)	(875)	-	(4,128)
Effect of movements in foreign exchange	18	93	18	-	129
Acquisitions through business combinations	(24)	(48)	(2)	-	(74)
Depreciation	(73)	(315)	(116)	-	(504)
Impairment losses	(2)	(1)	-	-	(3)
Reversal of impairment losses	-	4	-	-	4
Transfer to other asset categories	(5)	5	-	-	-
Disposals	26	141	51	-	218
Other movements	(19)	-	3	-	(16)
Balance at end of year	**(809)**	**(2,644)**	**(921)**	**-**	**(4,374)**
Carrying amount					
at 1 January 2003	**1,230**	**1,713**	**396**	**173**	**3,512**
at 31 December 2003	**1,133**	**1,666**	**377**	**166**	**3,342**

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The net carrying amount of leased land and buildings was 13.1m euro (2002: 13.9m euro) and leased plant and equipment was 5.6m euro (2002: 9.5m euro).

10. GOODWILL

Million euro	
Acquisition cost	
Balance at end of previous year	4,033
Acquisitions through business combinations	258
Effect of movements in foreign exchange	(105)
Adjustments arising from subsequent identification or changes in value of identifiable assets and liabilities	38
Balance at end of year	**4,224**
Amortization and impairment losses	
Balance at end of previous year	(375)
Amortization	(120)
Effect of movements in foreign exchange	15
Balance at end of year	**(480)**
Carrying amount	
At 1 January 2003	**3,658**
At 31 December 2003	**3,744**

Due to the complexity of the acquired businesses, the fair values of the identifiable assets and liabilities of Beck & Co and Brauergilde Hannover AG, acquired in 2002, were still provisional on 31 December 2002. The revisions of the fair values done in 2003 led to additional goodwill of 33m euro for Brauergilde Hannover AG, and to additional goodwill of 5m euro for Beck & Co. This additional goodwill will be amortized over 20 years.

11. INTANGIBLE ASSETS OTHER THAN GOODWILL

Million euro	Patents & licenses	Development costs	Advance payments	Total
Acquisition cost				
Balance at end of previous year	305	-	3	308
Effect of movements in foreign exchange	(21)	-	-	(21)
Acquisitions through business combinations	6	-	-	6
Expenditures	133	-	4	137
Disposals	(18)	-	-	(18)
Transfers to other categories	10	-	(3)	7
Balance at end of year	**415**	**-**	**4**	**419**
Amortization and impairment losses				
Balance at end of previous year	(175)	-	-	(175)
Effect of movements in foreign exchange	2	-	-	2
Amortization	(37)	-	-	(37)
Disposals	16	-	-	16
Transfers to other categories	3	-	-	3
Balance at end of year	**(191)**	**-**	**-**	**(191)**
Carrying value				
at 1 January 2003	**130**	**-**	**3**	**133**
at 31 December 2003	**224**	**-**	**4**	**228**

12. INVESTMENTS IN ASSOCIATES

As at 31 December 2003, the company had the following significant investment in associates:

	Ownership
Mexico	
Femsa Cerveza	30.00%

This investment is accounted for under the equity method.

In April 2003, Interbrew sold its minority stake of 28.91% in Namibia Breweries for 31m euro, which was received in July 2003, after the clearance of the European Commission. The gain on the sale of 5m euro was credited to the goodwill of Beck.

13. INVESTMENT SECURITIES

Million euro	2003	2002
Non-current investments		
Equity securities available for sale	240	240
Debt securities held to maturity	7	37
	247	**277**
Current investments		
Equity securities available for sale	-	1
Debt securities held to maturity	-	30
	-	**31**

Non-current equity securities available for sale include Interbrew's stake in Pivovarna Union (Slovenia) for 77m euro, the Damm Group (Spain) for 85m euro, Guangzhou Zhujiang Brewery (China) for 18m euro and a 42m euro deposit, to secure our call option over the Lion Group's remaining 50% interest (refer to note 30).

14. LONG-TERM RECEIVABLES

Million euro	2003	2002
Trade receivables	34	12
Cash guarantees	19	24
Other receivables	271	309
	324	**345**

The option to buy as of 2006 a 5% additional stake in our Korean affiliate, Oriental Breweries, is included in the other receivables, for an amount of 22.7m euro. Under IFRS, this option is considered as a derivative. Nevertheless, this option is recorded at cost, because no quoted market price in an active market is available and because other methods of estimating the fair market value are dependent on the application of benchmark criteria and multipliers which can make the change in value so big that their usefulness for accounting purposes is highly questionable.

Doosan Corporation transferred to Hops Coöperatieve U.A., a co-operative incorporated in the Netherlands, all of its rights, title and interests and benefits in a stake of approximately 45% in Oriental Breweries. Interbrew sold to Merrill Lynch International a European-style put option and Merrill Lynch International sold to Interbrew an American-style call option on the Hops shares. The put option has been exercised on 7 January 2004 for a strike price of 612m euro (refer to note 30 "subsequent events").

15. DEFERRED TAX ASSETS AND LIABILITIES

RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

	Assets		Liabilities		Net	
Million euro	2003	2002	2003	2002	2003	2002
Property, plant and equipment	29	44	(257)	(265)	(228)	(221)
Intangible assets	10	3	(48)	(31)	(38)	(28)
Other investments	1	-	(32)	(38)	(31)	(38)
Inventories	2	2	(5)	(10)	(3)	(8)
Interest-bearing loans and borrowings	11	11	(1)	-	10	11
Employee benefits	60	69	(2)	(1)	58	68
Provisions	30	44	(10)	(5)	20	39
Other items	30	22	(3)	(5)	27	17
Tax value of loss carry forwards utilized	103	117	-	-	103	117
Gross tax assets/(liabilities)	**276**	**312**	**(358)**	**(355)**	**(82)**	**(43)**
Set off of tax	(107)	(113)	107	113	-	-
Net tax assets/(liabilities)	**169**	**199**	**(251)**	**(242)**	**(82)**	**(43)**

TEMPORARY DIFFERENCES FOR WHICH NO DEFERRED TAX LIABILITY IS RECOGNIZED

On 31 December 2003, a deferred tax liability of 4m euro relating to an investment in a subsidiary has not been recognized, because management believes that this liability will not be incurred in the foreseeable future.

TEMPORARY DIFFERENCES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNIZED

Tax losses carried forward on which no deferred tax asset is recognized amount to 170m euro (2002: 145m euro). Deferred tax assets have not been recognized on these items because it is not probable that future taxable profit will be available against which the benefits can be utilized.

16. INVENTORIES

Million euro	2003	2002
Prepayments	16	11
Raw materials and consumables	200	189
Work in progress	70	81
Finished goods	115	97
Goods purchased for resale	59	66
	460	**444**

Inventories other than work in progress		
Inventories stated at net realizable value	1	10
Carrying amount of inventories subject to retention of title clauses	6	9

The cost of inventories recognized as an expense in 2003, amounted to 2,381m euro, included in cost of sales.

17. TRADE AND OTHER RECEIVABLES

Million euro	2003	2002
Trade receivables	1,171	1,212
Interest receivable	15	9
Tax receivable, other than income tax	32	33
Derivative financial instruments with positive fair values	20	59
Other receivables	271	259
	1,509	**1,572**

18. CASH AND CASH EQUIVALENTS

Million euro	2003	2002
Short term bank deposits	75	67
Bank current accounts	367	144
Cash	3	4
Cash and cash equivalents	**445**	**215**
Bank overdrafts	**(85)**	**(122)**
	360	**93**

Bank current accounts increased by 223m euro for two main reasons:

- in Apatinska Pivara Apatin, the Serbian subsidiary acquired in October 2003, 105m euro is held on a bank current account. It is not the company's policy to hold such amounts of cash in unrated banks (the highest credit rating for a Serbian bank is the rating of Serbia as a country). Appropriate measures are being taken to regularize the Serbian bank accounts to normal balances.
- an escrow account of 104m euro held for the acquisition of the Lion Group (refer to note 30 for subsequent events).

19. CAPITAL AND RESERVES

RECONCILIATION OF MOVEMENTS IN CAPITAL AND RESERVES

Million euro	Issued	Share capital	Treasury premium	Translation shares	Hedging reserves	Retained earnings	Total
As per 1 January 2002	**332**	**3,209**	**-**	**533**	**(8)**	**752**	**4,818**
Recognized gains and losses	-	-	-	(431)	-	467	36
Change in measurement currency of an affiliate	-	-	-	20	-	(52)	(32)
Other items recognized directly in equity	-	-	(6)	-	-	(1)	(7)
Shares issued	1	3	-	-	-	-	4
Dividends to shareholders	-	-	-	-	-	(125)	(125)
As per 31 December 2002	**333**	**3,212**	**(6)**	**122**	**(8)**	**1,041**	**4,694**
Recognized gains and losses	-	-	-	(342)	2	505	165
Shares issued	-	3	-	-	-	-	3
Dividends to shareholders	-	-	-	-	-	(142)	(142)
As per 31 December 2003	**333**	**3,215**	**(6)**	**(220)**	**(6)**	**1,404**	**4,720**

SHARE CAPITAL AND SHARE PREMIUM

Million shares	2003	2002
On issue at 1 January	431.6	431.1
Issued for cash	0.4	0.5
On issue at 31 December	**432.0**	**431.6**

The authorized share capital comprises 643,896,104 ordinary shares, for an amount of 495.8m euro, of which 333m euro has already been issued. The shares have no par value. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings of the company.

Warrants

On 31 December 2003, 8,975 warrants for an aggregate of 3,590,000 shares were outstanding at a weighted average exercise price of 3.30 euro per share. Of these warrants, 6,229 for an aggregate of 2,491,600 shares, and a weighted average exercise price of 2.92 euro per share, are kept in auto control and will never be exercised. The issuances must be within the authorized capital and must satisfy the conditions for limitation or cancellation of shareholders' preferential rights.

Dividends

On 2 March 2004, a dividend of 156m euro, or 0.36 euro per share, is proposed by the Board of Directors. The dividend has not been recorded in the 2003 financial statements.

Translation reserves

The translation reserves comprise all foreign exchange differences arising from the translation of the financial statements of foreign entities, as well as from the translation of liabilities and the fair value adjustment of derivative financial instruments that effectively hedge the company's net investment in foreign subsidiaries.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges where the hedged transaction has not yet occurred.

20. EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders of 505m euro (2002: net profit of 467m euro) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Million shares	2003	2002
Issued ordinary shares at 1 January	431.6	431.1
Effect of shares issued	0.1	0.3
Weighted average number of ordinary shares at 31 December	**431.7**	**431.4**

DILUTED EARNINGS PER SHARE

The calculation of diluted earnings per share is based on net profit attributable to ordinary shareholders of 505m euro (2002: 467m euro) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (DILUTED)

Million shares	2003	2002
Weighted average number of ordinary shares at 31 December	431.7	431.4
Effect of share option on issue	2.1	3.1
Weighted average number of ordinary shares (diluted) at 31 December	**433.8**	**434.5**

21. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company's interest-bearing loans and borrowings. For more information about the company's exposure to interest rate and foreign currency risk, refer to note 25.

NON-CURRENT LIABILITIES

Million euro	2003	2002
Secured bank loans	1	6
Unsecured bank loans	1,192	1,156
Unsecured bond issues	989	244
Unsecured other loans	8	8
Finance lease liabilities	10	19
	2,200	**1,433**

CURRENT LIABILITIES

Million euro	2003	2002
Secured bank loans	2	-
Unsecured bank loans	574	1,244
Unsecured other loans	6	25
Unsecured bank facilities	23	44
Finance lease liabilities	7	7
	612	**1,320**

TERMS AND DEBT REPAYMENT SCHEDULE

Million euro	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Secured bank loans	3	2	-	1	-
Unsecured bank loans	1,766	574	212	973	7
Unsecured bond issues	989	-	26	290	673
Unsecured other loans	14	8	4	2	-
Unsecured bank facilities	23	23	-	-	-
Finance lease liabilities	17	7	4	2	4
	2,812	**614**	**246**	**1,268**	**684**

FINANCE LEASE LIABILITIES

Million euro	Payments 2003	Interest 2003	Principal 2003	Payments 2002	Interest 2002	Principal 2002
Less than one year	7	-	7	8	1	7
Between one and five years	7	1	6	17	4	13
More than five years	5	1	4	10	4	6
	19	**2**	**17**	**35**	**9**	**26**

22. EMPLOYEE BENEFITS

Interbrew maintains retirement, post-retirement medical and long-term benefits plans in several countries in which the Group operates. These benefits are all accounted for under IAS 19 and are treated as post-employment and long-term benefits plans. On 31 December 2003 the group's net liability for post-employment and long-term benefits plans amounted to 269m euro.

Million euro	2003	2002
Present value of funded obligations	(1,485)	(1,261)
Fair value of plan assets	1,094	904
Present value of net obligations for funded plans	**(391)**	**(357)**
Present value of unfunded obligations	(254)	(231)
Present value of net obligations	**(645)**	**(588)**
Unrecognized actuarial gains	(4)	(2)
Unrecognized actuarial losses	360	281
Unrecognized past service cost	20	12
Net asset/(liability) recognized in the balance sheet	**(269)**	**(297)**
Liability recognized in the balance sheet	**(300)**	**(329)**
Asset recognized in the balance sheet	**31**	**32**

The actual increase / (decrease) of plan assets in 2003 and 2002 was 136m euro and (92)m euro respectively.

DEFINED CONTRIBUTION PLANS

In the case of defined contribution plans, Interbrew companies pay contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the Group companies have no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2003, the defined contribution expenses for the Group amounted to 3m euro.

DEFINED BENEFIT PLANS

The company makes contributions to 49 defined benefit plans of which 38 are retirement plans in the form of final pay programs and 11 are medical cost plans. The total expense for 2003 for the Group amounted to 98m euro.
The plan assets do not include ordinary shares issued by the company or any property of the company.

MOVEMENTS IN THE NET LIABILITY RECOGNIZED IN THE BALANCE SHEET

Million euro	2003	2002
Net asset/(liability) at 1 January	**(297)**	**6**
Scope changes[1]	(8)	(359)
Contributions received	132	103
Expense recognized in the income statement	(98)	(80)
Exchange difference	2	33
Net asset/(liability) at 31 December	**(269)**	**(297)**

EXPENSE RECOGNIZED IN THE INCOME STATEMENT

Million euro	2003	2002
Current service costs	(46)	(48)
Interest on obligation	(94)	(94)
Expected return on plan assets	71	82
Recognized past service cost	(14)	(12)
Actuarial gains/(losses)	(12)	(4)
Gains/(losses) on settlements or curtailments	(3)	(4)
	(98)	**(80)**

Pension expense is included in the following line items on the income statement:

Million euro	2003	2002
Cost of sales	(29)	(36)
Distribution expenses	(21)	(12)
Sales and marketing expenses	(17)	(12)
Administrative expenses	(32)	(15)
Other operating income/(expenses)	1	(1)
Restructuring charges	-	(4)
	(98)	**(80)**

LIABILITY FOR DEFINED BENEFIT OBLIGATIONS

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2003	2002
Discount rate at 31 December	5.7%	6.2%
Expected return on plan assets at 31 December	7.5%	7.5%
Future salary increases	3.0%	3.1%
Future pension increases	1.0%	2.1%
Medical cost trend rate	10% p.a., reducing by 0.5% p.a. to 5% and 4% for dental claims	9% p.a., reducing by 0.5% p.a. to 5% and 4% for dental claims

[1] Recognition of changes in fair values of identifiable assets and liabilities of companies acquired in 2002.

EQUITY COMPENSATION BENEFITS

In 1999 the company established a long-term incentive program for key management employees. Under this program, subscription rights can be offered for free to key management employees and secondarily to directors. Each subscription right entitles the holder to subscribe for one new ordinary share of Interbrew SA, paying the average price over the 30 trading days before it was offered. Subscription rights have a term of ten years, and can be exercised over a three-year period. The issues of rights are in accordance with the interest of the company and its shareholders, since they aim to motivate the management with a view to the development of the activities of the company in the long run.

Million options	2003	2002
Options outstanding at 1 January	9.5	6.8
Options issued during the year	0.7	3.0
Options exercised during the year	(0.2)	-
Options cancelled during the year	(0.1)	(0.3)
Options outstanding at 31 December	**9.9**	**9.5**

The weighted average price of options outstanding is 21.70 euro per share (2002: 21.56 euro per share).

23. PROVISIONS

Million euro	Restructuring	Disputes	Other	Total
Balance at end of previous year	182	13	139	334
Effect of movements in foreign exchange	(5)	-	(3)	(8)
Changes in scope	-	-	5	5
Provisions made	19	2	18	39
Provisions used	(49)	(1)	(23)	(73)
Provisions reversed	(5)	(4)	(14)	(23)
Other movements	(1)	3	11	13
Balance at end of year	**141**	**13**	**133**	**287**
Non-current balance at end of year	77	7	116	200
Current balance at end of year	64	6	17	87
	141	**13**	**133**	**287**

24. TRADE AND OTHER PAYABLES

Million euro	2003	2002
Trade payables	702	710
Payroll and social security payables	201	197
Tax payable, other than income tax	366	410
Interest payable	25	13
Consigned packaging	241	230
Cash guarantees	2	2
Derivative financial instruments with negative fair values	102	38
Dividends payable	2	1
Other payables	315	339
	1,956	**1,940**

25. FINANCIAL INSTRUMENTS

TERMS, CONDITIONS AND ACCOUNTING POLICIES

Exposure to interest rate, currency, credit and commodity risk arises in the normal course of the Group's business. Derivative financial instruments are used to mitigate those risks. Derivatives are instruments, the value of which is derived from one or more underlying assets, reference prices or indices, like swaps, forward contracts, futures and options. Derivatives create rights and obligations that, fully or partly, transfer one or more of the financial risks underlying the primary financial instruments between the contract parties involved. The Group's policy prohibits the use of derivatives in the context of trading. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The main financial instruments used to cover foreign exchange risk are forward exchange contracts and Cross Currency Swaps. Options are used, but to a much lesser extent. The objective of the Group's use of currency derivatives is to eliminate or mitigate the exposure of its foreign currency denominated (forecasted) receivables, (forecasted) payables, inter-company interest, dividends, royalties, licenses and management fees and to ensure predictability of earnings.

Interest rate swaps, collars and forward rate agreements are used to cover interest rate risk through fixing or limiting the interest rate paid on existing variable rate debt or by hedging the fair value exposure on fixed rate debt.

The Group measures commodity risk annually and will hedge the identified risk using a combination of fixed price contracts, exchange traded future contracts and other derivative contracts.

The following table indicates the remaining maturity of financial instruments as at 31 December 2003. The amounts included in this table in relation to derivatives are the notional amounts.

Million euro

Derivatives	< 1 year	1-5 years	> 5 years
Foreign currency			
Forwards	427	-	-
Options	19	-	-
Interest rate			
Swaps	73	697	-
Cross currency swaps	-	128	930
FRA	360	-	-
Options (collars)	181	25	-
Commodities			
Corn futures	2	-	-

FOREIGN CURRENCY RISK

The impact of exchange rates on the net investment in self-sustaining foreign operations and the net monetary assets of foreign operations in hyperinflationary economies do not represent a true economic risk to the Group since there is no intention to actually convert the net assets or liabilities to the base currency.

The Group incurs foreign currency risk on (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees, investments and borrowings that are denominated in a currency other than euro. The currencies giving rise to this risk are primarily US dollar, Canadian dollar and pound sterling.

The Group hedges its net transactional exposures as described in its Financial Risk Management Policy. This means that normal country operational exposures that are reasonably expected will be hedged 100% for one year. Group exposures, which are defined as inter-company interest, third party interest, dividends, royalties, licenses and management fees, will be hedged 100% within the first 6 months, and 50% within 7 to 12 months.

Cash flow hedges

The Group mainly uses forward exchange contracts with maturities less than one year to manage its foreign currency risk arising from (forecasted) sales, (forecasted) purchases, inter-company interest, dividends, royalties, licenses and management fees.

When all conditions are met, cash-flow hedge accounting is applied. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. On these cash flow hedges, a gain of 15.7m euro was posted through equity as per 31 December 2003.

The impact on economic hedges for which hedge accounting cannot be applied is immediately recognized in the income statement. For 2003, this amounted to a 1m euro gain.

The table below provides an indication of the Group's foreign currency positions as at 31 December 2003 relating to these net transactional and Group exposures for the material currency pairs. The open positions are the result of the application of the Group's policy.

Million euro	Total Exposure	Derivatives	Open position
US dollar/euro	77	77	-
Canadian dollar/euro	176	132	44
Pound sterling/euro	189	178	11

Net investment hedges

The Group uses euro / pound sterling cross currency interest rate swaps (CCIRS - nominal amount 180m pound sterling) in order to hedge the foreign currency exposure of the Group's net investment in its UK subsidiary (Nimbuspath). As of December 31, 2003 the hedge of the net investment in Nimbuspath has been determined to be effective and as a result the effective portion of the change in fair value of the CCIRS attributable to the hedged risk has been recognized in equity.

For a description of the foreign currency risk hedging related to Private Placement please refer to Private Placement Hedges.

INTEREST RATE RISK

The Group adopts a policy of ensuring that at least 45% of its exposure to changes in interest rates of the total debt is hedged on a weighted average term to maturity basis. As per this policy the Group should never have more than 80% of its total debt fixed. The purpose of this policy is to achieve an optimal balance between the higher cost of fixed rate financing and the risks of short term volatility.

Interest rate risk expressed in euro

The Group entered into several collars, forward rate agreements (FRA) and interest rate swaps (IRS) to hedge the floating rate on a 1.600m euro credit facility agreement (dated 12/06/2002 maturing after 5 years) with an outstanding amount of 800m euro per 31/12/03 under the Term Loan tranche (Tranche A) and with an outstanding of 60m euro per 31/12/03 under the Multicurrency Revolving Facility (Tranche B).

All derivatives were designated as cash flow hedges. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. For these cash flow hedges, a loss of 18.8m euro was posted through equity as per 31 December 2003.

Interest rate risk expressed in Canadian dollars

The Group entered into several interest rate swap agreements to hedge the floating rate on a 150m Canadian dollar tranche of a syndicated loan with a maturity date December 12, 2005 (refinancing of the outstanding after the expiry date is foreseen).

Collars and interest rate swaps were concluded in order to hedge the forecasted Canadian dollar cash-flows.

The Group entered into 2 interest rate swap agreements (IRS) to hedge the floating rate on a 107m US dollar bank loan (financing of the acquisition of the distribution rights for Bass in the USA) with a maturity date December 12, 2005.

All these Canadian dollar derivatives were designated as cash flow hedges. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity. For these cash flow hedges, a loss of 6m euro was posted through equity as per 31 December 2003.

For a description of the interest rate risk hedging related to Private Placements please refer to Private Placement Hedges.

PRIVATE PLACEMENT HEDGES (FOREIGN CURRENCY RISK + INTEREST RATE RISK EXPRESSED IN US DOLLARS)

a) Private Placement of 162m US dollars maturing on July 23, 2008

The Group entered into three US dollar / Canadian dollar cross-currency interest rate swap agreements (CCIRS - nominal amount 162m US dollar) designated as a fair value hedge of the foreign exchange risk and the interest rate risk of a 162m US dollar denominated fixed rate debt. These cross-currency interest rate swaps expire on July 23, 2008. The fair values of the CCIRS and the change in fair value of the hedged items attributable to changes in foreign exchange rates and changes in risk-free interest rates are both recognized in the income statement.

b) Private Placement of 850m US dollars of which:

- 300m US dollars will expire in 2009
- 475m US dollars will expire in 2010
- 75m US dollars will expire in 2013

The Group hedged the foreign exchange risk and the interest rate risk of 730m US dollars of the private placement (180m US dollars of tranche 2009; full tranche 2010; full tranche 2013) by entering into a US dollar fixed / euro floating CCIRS (Cross Currency Interest Rate Swap) for a total amount of 730m US dollars expiring in 2009, 2010 and 2013. The fair values of the CCIRS and the change in fair value of the hedged items attributable to changes in foreign exchange rates and changes in risk-free interest rates are both recognized in the income statement.

Two US dollar fixed / euro fixed CCIRS (nominal amount 120m US dollars) were designated as cash flow hedges of the US dollar private placement (120m US dollar tranche 2009). As the retrospective testing resulted in 100% effectiveness, the full loss (9.3m euro) on the derivative financial instruments is recognized directly in equity as per 31 December 2003.

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to the Group in relation to lending, hedging, settlement and other financial activities. Management has a credit policy in place and the exposure to credit risk is monitored. The Group does not require collateral in respect to financial assets. Its investment policy specifically allocates the investment lines to an approved list of counterparties with an established maximum investment (based on credit risk) for each. All investments are fairly short term (< 1 year), are not more than 10% of any issue and are made only in high quality investment grade companies.

The only exception to this policy is the deposit of 106m euro in banks in Serbia where the banks have no rating and cannot be rated higher than the country rating.

With respect to derivative financial instruments, credit risk exposure is 20.5m euro. This amount is the total of the positive fair values (without add-on) of derivatives and as such the loss that could result from non-performance of contractual obligations by the Groups counterparties.

COMMODITY RISK

The Group essentially uses fixed price contracts to minimize exposure to unfavorable commodity price changes (e.g. glass, cans, crowns, malt, corn syrup, corn grits, hops, labels, corrugated). It is the Group's policy to hedge a minimum of 30% of commodity exposure. To hedge the corn requirements, the Group purchases corn futures on organized corn exchanges. No hedge accounting is applied with regard to these contracts.

FAIR VALUE

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. In determining the fair value of its financial assets and financial liabilities, the Group takes into account its current circumstances and the costs that would be incurred to exchange or settle the underlying financial instrument.

The fair values of derivative interest contracts are estimated by discounting expected future cash flows using independent yield curves. The fair value of forward contracts is calculated as the discounted value of the difference between the contract rate and the current forward price. The following table indicates the clean fair values of all outstanding derivatives financial instruments.

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

Million euro	Carrying Amount 2003	Fair Value 2003	Carrying Amount 2002	Fair Value 2002
Financial derivatives				
Forward exchange contracts:				
Assets	19	19	25	25
Liabilities	(2)	(2)	(8)	(8)
Interest Rate Swaps:				
Assets	-	-	-	-
Liabilities	(24)	(24)	(28)	(28)
Collars:				
Assets	-	-	-	-
Liabilities	(1)	(1)	(2)	(2)
Cross Currency Swaps:				
Assets	2	2	35	35
Liabilities	(78)	(78)	-	-
Bank loans				
Euro fixed rate loans	(24)	(24)	(30)	(31)
South Korean won fixed rate loans	(13)	(13)	(56)	(56)
Chinese yuan fixed rate loans	(8)	(8)	(7)	(7)
US dollar fixed rate loans	(1)	(1)	(4)	(4)
Pound sterling fixed rate loans	-	-	(1)	(1)
Canadian dollar fixed rate loans	(73)	(73)	-	-
Debentures				
Euro fixed rate loans	(100)	(100)	(39)	(39)
Canadian dollar fixed rate loans	(31)	(33)	(30)	(31)
US dollar fixed rate loans	(819)	(819)	(175)	(175)
South Korean won fixed rate loans	(73)	(73)	-	-
Russian ruble fixed rate loans	(70)	(69)	-	-
Total	**(1,296)**	**(1,297)**	**(320)**	**(322)**
Unrecognized gains/(losses)	**-**	**(1)**	**-**	**(2)**

The fair value of these instruments generally reflects the estimated amounts that the Group would receive on settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the reporting date, and thereby takes into account the current unrealized gains or losses on open contracts.

EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

	2003				
Million euro	Effective interest rate	Total	< 1 year	1-5 years	> 5 years
Bank loans					
Euro floating rate loans	2.52%	986	986	-	-
Bulgarian lev floating rate loans	4.86%	13	13	-	-
Canadian dollar floating rate loans	3.22%	132	132	-	-
Pound sterling floating rate loans	4.19%	135	135	-	-
South Korean won floating rate loans	5.48%	41	41	-	-
Russian ruble floating rate loans	9.72%	56	56	-	-
Ukrainian hryvnia floating rate loans	22.70%	29	29	-	-
US dollar floating rate loans	1.61%	192	104	88	-
Canadian dollar fixed rate loans	6.07%	31	31	-	-
Chinese yuan fixed rate loans	5.40%	8	7	1	-
Euro fixed rate loans	5.20%	24	6	11	7
South Korean won fixed rate loans	7.70%	13	-	13	-
US dollar fixed rate loans	6.00%	1	-	-	1
Debentures					
Canadian dollar fixed rate notes	3.68%	74	-	74	-
Euro fixed rate notes	2.61%	100	100	-	-
South Korean won fixed rate loans	6.70%	73	-	73	-
Russian ruble fixed rate loans	13.75%	68	-	68	-
US dollar fixed rate notes	4.71%	819	1	-	818
Overdraft facilities		85	85	-	-
Finance lease liabilities		17	7	10	-
Total		**2,897**	**1,733**	**338**	**826**

EFFECTIVE INTEREST RATES AND REPRICING ANALYSIS (CONTINUED)

Million euro	Effective interest rate	Total	2002 < 1 year	1-5 years	> 5 years
Bank loans					
Euro floating rate loans	3.39%	1,692	1,692	-	-
Russian ruble floating rate loans	17.24%	68	68	-	-
Ukrainian hryvnia floating rate loans	13.08%	6	6	-	-
US dollar floating rate loans	2.25%	25	25	-	-
US dollar fixed rate loans	6.00%	9	1	-	8
Hungarian forint floating rate loans	9.00%	7	7	-	-
Romanian lei floating rate loans	22.52%	11	11	-	-
South Korean won floating rate loans	6.72%	169	169	-	-
Canadian dollar floating rate loans	3.27%	222	222	-	-
Euro fixed rate loans	5.40%	31	5	7	19
South Korean won fixed rate loans	9.79%	56	40	16	-
Chinese yuan fixed rate loans	5.68%	7	7	-	-
Pound sterling floating rate loans	4.58%	169	169	-	-
Pound sterling fixed rate loans	4.36%	1	1	-	-
Namibian dollar floating rate loans	11.10%	11	11	-	-
Debentures					
Euro fixed rate notes	3.27%	39	39	-	-
US dollar fixed rate notes	6.47%	175	2	-	173
Canadian dollar fixed rate notes	6.07%	30	-	-	30
Overdraft facilities	6.26%	122	122	-	-
Finance lease liabilities		25	7	12	6
Total		**2,875**	**2,604**	**35**	**236**

26. OPERATING LEASES

LEASES AS LESSEE

Non-cancelable operating lease rentals are payable as follows:

Million euro	2003	2002
Less than one year	102	96
Between one and five years	381	358
More than five years	150	154
	633	**608**

The company leases a number of warehouse, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals.

The company has sublet some of the leased properties. Sublease payments of 48m euro are expected to be received during the following financial year, 194m euro between one and five years, and 77m euro over more than five years.

In 2003, 38m euro was recognized as an expense in the income statement in respect of operating leases (2002: 33m euro).

LEASES AS LESSOR

The company leases out part of its property under operating leases. Non-cancelable operating lease rentals are receivable as follows:

Million euro	2003	2002
Less than one year	42	30
Between one and five years	173	133
More than five years	107	75
	322	**238**

In 2003, 67m euro (2002: 57m euro) was recognized as rental income in the income statement.

27. CAPITAL COMMITMENTS

The company has entered into contracts to purchase property, plant and equipment for 66m euro (2002: 62m euro).

28. CONTINGENCIES

The company is not aware of any material contingencies.

29. RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS

Loans to directors and executive board management members, amounting to 4.6m euro (2002: 3m euro) are included in "other receivables" (refer note 14) of which 2.7m euro are interest-bearing (2002: 2.9m euro).

In addition to salaries, the company also provides non-cash benefits to executive board management members, and contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, executive board management members retire between the age of 60 and 65 and are entitled to receive annual payments ranging up to 70% of their salary (depending on the length of service in the company) or a corresponding lump sum payment. In the case of early retirement the annual payment is reduced based on actuarial calculations and the terms of the pension plan. Executive board management members also participate in the company's share option program (refer note 22).

Total directors and executive board management remuneration included in "Payroll and related benefits" (refer note 5):

Million euro	2003	2002
Directors	1.1	1.0
Executive Board Management members	20.5	15.0
	21.6	**16.0**

Directors' payments consist mainly of directors' fees (tantièmes).

The 2003 amounts above cover the executive board of management, in line with a reorganisation in 2003.

TRANSACTIONS WITH ASSOCIATES (REFER NOTE 12)

Associates did not have any material intercompany transactions in 2003 and 2002 and accordingly no significant trade receivables from or payables to associates are outstanding at the balance sheet dates. Transactions with associates are priced on an arm's length basis. Dividends were received from associates for an amount of 54m euro (2002: 19m euro).

30. SUBSEQUENT EVENTS

On 18 September 2003, Interbrew announced a strategic partnership with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten"), which will combine Spaten's beer business with Interbrew Deutschland. On 22 December 2003, the European Commission granted unconditional clearance to the strategic partnership with Spaten. The transaction is still subject to shareholders' approval, and is expected to close in the second half of 2004. The transaction will be executed in three steps:

1. Spaten will spin-off the Spaten-Franziskaner brewing activities into a separate legal entity
2. These activities, plus Löwenbrau brewing, will be contributed to Interbrew Deutschland in exchange for a 13% share in the enlarged equity of Interbrew Deutschland
3. Brauerei Beck & Co (Interbrew Deutschland) will acquire the Dinkelacker-Schwaben-Bräu AG business for 76m euro.

Based on 2004 performance thresholds for Spaten, an additional future payment of up to 56m euro may be triggered. In addition, Sedlmayr Treuhandgesellschaft, owned by the Sedlmayr family, has announced it is acquiring the von Finck family's shareholding in Spaten. Interbrew has agreed to acquire up to 100,000 shares, equivalent to some 29% of the issued limited share capital of Spaten for a consideration of up to 200m euro. This is expected to take place in March 2004. Thereafter, Interbrew will retain these shares for up to 18 months.

On 7 January 2004, Merrill Lynch International exercised its European-style put option to Interbrew for a strike price of 612m euro, covering 100% control of Hops Cooperatieve U.A. Hops holds 45% of the shares of Oriental Brewery, having acquired these shares from the Doosan Group. The goodwill resulting from this transaction amounts to approximately 450m euro and will be amortized over 20 years. In addition to the above, Interbrew concluded an agreement with the Doosan Group regarding the payment of a potential additional consideration, which is contingent on certain economic triggers being met on 1 January 2005. Based on current management's estimates, this additional consideration could amount to 42m euro payable in 3 instalments in 2005 – 2006 – 2007. If the economic triggers are met, management expects that they will have a positive impact on the results of our Korean affiliate.

On 16 January 2004, Interbrew closed its transaction with the Malaysian Lion Group, to acquire a controlling interest in the Lion Group's beer business in China. The Lion Group has majority stakes in eleven breweries. The total consideration for 100% of the Lion Group's interests in its brewery companies is 263m US dollars. On completion, Interbrew paid to the Lion Group 131.5m US dollars (104m euro) for a 50% interest, as well as a deposit of 52.6m US dollars (42m euro) to secure our call option over the Lion Group's remaining 50% interest after one year (refer to note 13 investment securities and note 18 cash and cash equivalents). The goodwill of the transaction is estimated to be approximately 80m euro, subject to the fixed assets valuation, and will be amortized over 20 years. The Lion Group will be included in the 2004 accounts, using the purchase method of accounting.

On 2 March 2004, date of appoval of the present financial statements by the Board of Directors, the Board of Directors authorized the signing of a series of agreements that should lead to the acquisition of a 100% interest in a company holding directly and indirectly 52.8% of the voting shares of Companhia de Bebidas das Américas ('AmBev'). The transaction should also involve a contribution to AmBev of Interbrew's Canadian operations, Labatt USA and Interbrew's 30% stake in Femsa Cerveza. Interbrew will also be required to launch a Mandatory Tender Offer for the common shares of AmBev that it will not yet own.

31. INTERBREW COMPANIES

Listed below are the most important Interbrew companies. A complete list of the company's investments is available at Interbrew SA, Vaartstraat 94, B-3000 Leuven, Belgium. The total number of companies consolidated and accounted for under the equity method is 257.

LIST OF MOST IMPORTANT CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE	% OF SHAREHOLDING
BELGIUM	
INTERBREW S.A. - Grand'Place 1 - 1000 - Bruxelles	Consolidating company
BRASSERIE DE L'ABBAYE DE LEFFE S.A. - Place de l'Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100
COBREW S.A. - Vaartstraat 98 - 3000 - Leuven	100
IMMOBREW N.V. - Industrielaan 21 - 1070 - Brussel	99.89
INTERBREW BELGIUM N.V. - Industrielaan 21 - 1070 - Brussel	99.98
BOSNIA-HERZEGOVINA	
UNILINE d.o.o. - Ivana Gundulica b.b. - 88340 - Grude	59
BULGARIA	
KAMENITZA AD - Karp. Raitcho Street 95 - Plovdiv	85.05
CANADA	
LABATT BREWING COMPANY LIMITED - 207 Queens's Quay West,Suite 299 - M5J 1A7 - Toronto	100
CHINA	
NANJING INTERBREW JINLING BREWERY CO. LTD - Qiliqiao - 211800 - Nanjing	80
ITW ZHEJIANG HOLDING LTD - 8/F Bank of America Tower, 12 Harcourt Road - Central Hong Kong	100
NINGBO LION BREWERY COMPANY LIMITED - Yin Jiang Town, Yin Xian County - 315151 - Ningbo	38.7
ZHEJIANG ZHEDONG BREWERY CO. LTD - Building n.5 Ningbo Nanyuan hotel n.2 Lingqiao road - 315000 - Ningbo	70
HUASHI BREWERY (ZHOUSHAN) COMPANY LIMITED - No.1 Zi Zhu Lin Road, Ding Hai District - 316000 - Zhoushan City	70
CROATIA	
ZAGREBACKA PIVOVARA D.D. - Ilica 224 - 10000 - Zagreb	72
CZECH REPUBLIC	
PIVOVARY STAROPRAMEN A.S. - Nadrazni 84 - CZ - 150 54 - Praha 5	99.57
FRANCE	
INTERBREW FRANCE S.A. - Avenue Pierre Brosselette 14 BP 9 - 59280 - Armentières Cédex	100
GERMANY	
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100
STAROPRAMEN PRAGER BIER VERTRIEBGESELLSCHAFT GmbH - Schwesswitzer Strasse - 6686 - Lützen	100
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 Wernigerode	100
GRAND DUCHY OF LUXEMBURG	
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 -	93.67
HUNGARY	
BORSODI SORGYAR Rt. - Rackoczi UT 81 - 3574 - Böcs	98.58

NAME AND REGISTERED OFFICE	% OF SHAREHOLDING
ROMANIA	
INTERBREW EFES BREWERY - 287, Gh. Gr. Cantacuzino str., - 2000 - Ploiesti	50
INTERBREW ROMANIA SA - Str. Siriului nr. 20, et. 4-5, 014354 - Sector 1 - Bucharest	96.58
RUSSIA	
CJSC BEVERAGE COMBINE - Vostochnaya ul.,29 - 429959 - Novocheboksarsk	73.64
SUN INTERBREW LIMITED - 6 Vorontsovsky Park - M7630 Moscow	73.64
UNITED BREWING PLANTS, OPEN JOINT STOCK COMPANY - 28 Moscovskaya Street, Moscow region - 141600 - Klin	73.64
SERBIA AND MONTENEGRO	
INDUSTRIJA PIVA I SOKOVA "TREBJESA" A.D. - Njegoseva 18 - 81400 - Niksic	72.7
APATINSKA PIVARA APATIN - Trg Oslobodjenja 5 - CS-25260 - Apatin	87.36
SLOVAK REPUBLIC	
STAROPRAMEN SLOVAKIA S.R.O. - Kosickà 52 - 821 08 - Bratislava	99.57
SOUTH KOREA	
ORIENTAL BREWERY CO. LTD - Hanwon Bldg, #1449-12, Seocho Dong Seocho-Ku - 137-866 - Seoul	50.92
THE NETHERLANDS	
INTERBREW NEDERLAND N.V. - Ceresstraat 13 - 4811 CA - Breda	100
INTERBREW INTERNATIONAL B.V. - Ceresstraat 19 - 4811 CA - Breda	100
U.S.A.	
BECK'S NORTH AMERICA INC. - 1 Station Place - 6902 Stamford	100
LABATT USA INC. - 1209 Orange Street - DE 19801 - Wilmington	70
LATROBE BREWING COMPANY L.L.C. - 1209 Orange Street - DE 19801 - Wilmington	70
UKRAINE	
CJSC CHERNIHIV BREWERY DESNA - 20 Instrumentalnaya Street - 14037 - Chernigiv	68.63
JSC "MYKOLAIV" BREWERY "YANTAR" - 320 Yantarna Street - 54050 - Mykolaiv	72.06
OJSC BREWERY ROGAN - 161 Roganskaya str. - 61172 - Kharkiv	67.80
UNITED KINGDOM	
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100
INTERBREW UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100

LIST OF MOST IMPORTANT COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

MEXICO	
FEMSA CERVEZA S.A. de C.V. - Ave. Alfonso Reyes 2202 Nte, Colonia Bella Vista, Nuevo Leon - 64442 - Monterrey	30

32. ABBREVIATED NON-CONSOLIDATED ACCOUNTS OF INTERBREW SA AND MANAGEMENT REPORT

The following documents are extracts of the statutory annual accounts of Interbrew SA prepared under Belgian GAAP. The management report of the Board of Directors to the general assembly of shareholders and the annual accounts of Interbrew SA, as well as the auditors' report, will be filed with the National Bank of Belgium within the statutory periods. These documents are available on request from: Interbrew SA, Vaartstraat 94, 3000 Leuven.

Only the consolidated annual financial statements as set forth in the preceding pages present a true and fair view of the financial position and performance of the Interbrew group.

Since Interbrew SA is essentially a holding company, which records its investments at acquisition cost in its non-consolidated financial statements, these statements present no more than a limited view of the financial position. For this reason, the Board of Directors, acting in accordance with article 105 of the company code, deemed it appropriate to publish only an abbreviated version of the non-consolidated financial statements as at and for the year ended December 31, 2003, namely:

- abbreviated balance sheet;
- abbreviated income statement;
- summary of valuation rules;
- state of capital;
- management report.

The statutory auditor's report is "unqualified" and certifies that the non-consolidated financial statements of Interbrew SA for the year ended 31 December 2003 give a true and fair view of the financial position and results of Interbrew SA in accordance with all legal and regulatory dispositions.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

Million euro	2003	2002
ASSETS		
Fixed assets		
Intangible	9	8
Tangible	6	4
Financial	4,273	4,273
	4,288	**4,285**
Current assets	**1,310**	**636**
Total assets	**5,598**	**4,921**
LIABILITIES		
Capital and reserves		
Capital	333	333
Share premium	3,215	3,212
Legal reserve	33	33
Reserves not available for distribution	1	1
Tax-exempt reserves	4	4
Reserves available for distribution	260	260
Profit carried forward	927	797
	4,773	**4,640**
Provisions for liabilities and deferred taxes	**6**	**4**
Creditors		
Amounts payable after more than one year	737	113
Amounts payable within one year, accrued charges and deferred income	82	164
	819	**277**
Total liabilities	**5,598**	**4,921**

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT

Million euro	2003	2002
Operating income	181	180
Operating expenses	(199)	(218)
Operating result	**(18)**	**(38)**
Financial result	291	100
Extraordinary result	-	14
Income taxes	(1)	(1)
Net result for the year available for appropriation	**272**	**75**

SUMMARY OF MOST SIGNIFICANT VALUATION RULES

The Board of Directors made the following decision in accordance with article 28 of the Royal Decree of 30 January 2001 on implementing the company code:

Tangible and intangible fixed assets

The fixed assets are recorded as an asset in the annual accounts at acquisition value, including the additional costs. The percentages and methods used for the amortization are those agreed with the tax authorities. The additional costs are added to the fixed assets they are related to, and are amortized at the same rate.

Financial fixed assets

The participations, without the additional costs, are recorded as an asset in the annual accounts at acquisition value. Corrections are booked where there is permanent deterioration in the value.

Provision for risks and costs

Provisions are recorded at nominal value.

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.

Other

The company has capital commitments in favor of affiliates that will redeem when certain conditions are fulfilled.

STATE OF CAPITAL

CAPITAL	Million euro	Million shares
Issued capital		
At the end of the previous year	332.6	431.6
Changes during the year	0.3	0.4
	332.9	**432.0**
Capital representation		
Shares without par value	332.9	432.0
Registered shares	N/A	251.6
Bearer shares	N/A	180.4

COMMITMENTS TO ISSUE SHARES	Million euro	Million shares
Pursuant to subscription rights		
Number of subscription rights outstanding	N/A	13.5
Amount of capital to subscribe	10.4	N/A
Maximum number of corresponding shares to be issued	N/A	13.5

AUTHORISED, UNISSUED CAPITAL	Million euro
	162.9

SHAREHOLDERS' STRUCTURE

The most recent notification of major shareholdings as per 31 December 2002, made under Belgian law and dated 1 February 2003, indicates that three organizations acting in concert hold 282,920,826 ordinary shares of the company as shown below.

	% of voting rights attached to shares	
Stichting Interbrew		
Number of shares	275,056,026	63.67 %[1]
Number of subscription rights	0	0 %
	275,056,026	**61.74 %[2]**
Fonds InterbrewBaillet-Latour		
Number of shares	3,370,800	0.78 %[1]
Number of subscription rights	0	0 %
	3,370,800	**0.76 %[2]**
Fonds Voorzitter Verhelst		
Number of shares	4,494,000	1.04 %[1]
Number of subscription rights	0	0 %
	4,494,000	**1.01 %[2]**
Total		
Number of shares	282,920,826	65.49 %[1]
Number of subscription rights	0	0 %
Total	**282,920,826**	**63.51 %[2]**

SHAREHOLDERS' ARRANGEMENTS

Stichting Interbrew is a foundation organized under the laws of the Netherlands. The holders of certificates issued by Stichting Interbrew relating to specific shares are not entitled to require the exchange of their certificates for shares in our company before 30 June 2004. After that date, 12 months' notice is required. However, holders of each class (A, B or C) of certificates may at any time (subject to any applicable lock-up restrictions) freely exchange certificates for shares, provided, inter alia, that the number of outstanding certificates of each class does not fall below 84 million (or 252 million for the three classes taken together).

Stichting Interbrew could only be dissolved if it no longer held any certified shares, or if an 85% majority of the holders of certificates decided for dissolution at a general meeting, following a proposal by the Stichting Interbrew Board of Directors.

Stichting Interbrew has entered into voting agreements with Fonds Interbrew-Baillet Latour and Fonds Voorzitter Verhelst. These agreements provide for consultations between the three bodies before any shareholders' meeting to decide how they will exercise the voting rights attached to the shares they hold.

(1) Calculated on the number of outstanding ordinary shares on 31 December 2003.
(2) Calculated on the number of outstanding ordinary shares and subscription rights on 31 December 2003.

MANAGEMENT REPORT ON THE STATUTORY NON-CONSOLIDATED ANNUAL ACCOUNTS OF INTERBREW SA

The corporate objective of Interbrew SA is to manage and control the companies of the Interbrew group.

COMMENTS ON THE STATUTORY ANNUAL ACCOUNTS

COMMENTS ON THE BALANCE SHEET

Intangible and tangible fixed assets

Intangible assets have increased as a result of the purchase of software for the corporate data warehouse. The increase in tangible assets is due to a rise in assets under construction and capitalization of IT material. Depreciation has therefore risen accordingly when compared to the previous year.

Financial fixed assets

The financial fixed assets are in line with the previous year. The following minor transactions took place during the course of the year:

- purchase of 17,787 shares in Kamenitza from third parties and the sale of the same shares to IIBV;
- purchase of 338 shares in Brasserie de Luxembourg Mousel Diekirch from third parties in March;
- conversion of 10,399 shares in De Wolf Cosijns into 35,461 shares in Immobrew due to the merger between both companies;
- purchase of 16.46 shares in Immobrew from third parties in March and November.

Receivables due after one year

Other receivables rose by 254m euro as a result of issuing 2 new company loans to Brandbrew.

Receivables due within one year, cash and bank, deferred charges and accrued income

Trade receivables rose by 10m euro due to an increase in the outstanding amounts to be paid by subsidiaries. Other receivables decreased by 464m euro mainly due to the following transactions:

- repayment of a company loan with Cobrew (440m euro);
- repayment of a company loan with Interbrew Belgium (2.7m euro);
- transfer of the Jinling company loan to receivables due after one year (1.4m euro);
- tax recovery from the years 1997 / 1999 (18m euro).

Regarding cash and bank, the current account with Cobrew amounts to 864m euro mainly as the result of the loan repayment (440m euro) and dividends received from subsidiaries (287m euro). The interest receivable amounts to 10m euro.

Capital and reserves

The net increase in capital and reserves is due to:

- 4 capital increases totaling 0.27m euro increasing the number of outstanding shares to 431,998,182;
- share premium account increased by 3.2m euro;
- result of the year;
- payment of a dividend.

Amounts payable after more than one year

The increase of 624m euro is a result of the private placement of 850m US dollars and the repayment of a 112m euro company loan with Cobrew.

Amounts payable within one year, accrued charges and deferred income

The decrease in amounts payable within one year, accrued charges and deferred income is mainly due to a decrease of our commercial papers of 29m euro, tax to pay for the years 1997/1999 of 18m euro, current account with Cobrew for 34m euro, trade payables for 4m euro, social charges for 9m euro and an increase of interest payable of 12m euro.

COMMENTS ON THE INCOME STATEMENT

The result of the year is a profit after taxes of 272m euro, versus a profit after taxes of 75m euro in 2002. The decrease in operating expenses of 19m euro results mainly from the decrease in consultancy fees relating to acquisitions. The improved financial result relates to the dividends received from affiliated companies of 288m euro in 2003 versus 95m euro in 2002.

SUBSEQUENT EVENTS

We refer to note 30 (Subsequent Events) of the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

In 2003 Interbrew SA invested 0.9m euro mainly in the area of market research, compared to 1.7m euro in 2002.

CONFLICTS OF INTERESTS - ARTICLE 523 OF THE COMPANY CODE

Pursuant to the company code, a director having a conflicting interest in a decision of the Board of Directors, is not allowed to attend the discussions and deliberations preceding the board's decision, nor is he allowed to participate in the vote. Moreover, he must inform the auditor of the company about his conflicting interest.

During the year 2003, this procedure did not have to be applied.

INFORMATION ON THE AUDITORS' ASSIGNMENTS AND RELATED FEES

Our statutory auditor is KPMG, represented by Erik Helsen, engagement partner.

Base fees for auditing the annual financial statements of Interbrew and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company's audit committee and Board of Directors. Worldwide audit and other fees for 2003 in relation to services provided by KPMG amounted to 8,454,129 euro (2002: 8,357,000 euro), which was composed of audit services for the annual financial statements of 4,031,108 euro (2002: 3,656,000 euro), audit related services of 3,094,369 euro (2002: 3,198,000 euro), tax services of 192,030 euro (2002: 410,000 euro) and other services of 1,136,622 euro (2002: 1,093,000 euro). Audit related services were mainly for financial due diligence work assisting Interbrew in acquiring or disposing of subsidiaries.

DISCHARGE OF THE DIRECTORS AND THE AUDITOR

We recommend the approval of the financial statements as presented to you and, by special vote, the discharge of the directors and the auditor in respect of the execution of their mandate during the past fiscal year.

APPROPRIATION OF RESULTS

We propose to pay a gross dividend of 0.36 euro per share, or a total dividend distribution of 156m euro.

If approved, the net dividend of 0.27 euro per share will be payable as of 28 April 2004 against delivery of coupon number 4, attached to the company's new bearer shares or a net dividend of 0.306 euro per share when "VVPR strip" number 4 is additionally attached.

2 March 2004.

KPMG

Reviseurs d'Entreprises

Independent auditor's report

To the Board of Directors and the Shareholders of Interbrew NV

We have audited the accompanying consolidated balance sheets of Interbrew NV and its subsidiaries (the 'Group') as of December 31, 2003 and 2002, and the related consolidated income statements, statements of recognised gains and losses and cash flows statements for the years then ended. These consolidated financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits.

Unqualified audit opinion on the consolidated financial statements

We conducted our audits in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2003 and 2002, and of the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (formerly named International Accounting Standards) as adopted by the International Accounting Standards Board.

KPMG

Additional information

The following additional information is provided in order to complete the audit report but does not alter our audit opinion on the consolidated financial statements:

- the consolidated Board of Directors' report contains the information required by law and is in accordance with the consolidated financial statements;
- as indicated in note 1(A), the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (formerly named International Accounting Standards) as adopted by the International Accounting Standards Board, in agreement with the derogation granted by the "Commissie voor het Bank-, Financie- en Assurantiewezen/Commission Bancaire, Financière et des Assurances" on December 19, 2000. The regulations of the Seventh EU Directive have been substantially complied with.

Leuven, 2 March 2004

Klynveld Peat Marwick Goerdeler Reviseurs d'Entreprises
Statutory auditor

represented by

E. Helsen

Consolidated 2002/2003 Financial Statements of AmBev

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Management and Shareholders
Companhia de Bebidas das Américas - AmBev

1 We have audited the accompanying balance sheets of Companhia de Bebidas das Américas - AmBev and the consolidated balance sheets of Companhia de Bebidas das Américas - AmBev and its subsidiaries at December 31, 2003 and 2002 and the related statements of income, of changes in shareholders' equity and of changes in financial position of Companhia de Bebidas das Américas - AmBev and the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Companhia de Bebidas das Américas - AmBev

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and of Companhia de Bebidas das Américas - AmBev and its subsidiaries at December 31, 2003 and 2002, and the results of operations, of changes in shareholders' equity and of changes in financial position of Companhia de Bebidas das Américas - AmBev, as well as the consolidated results of operations and changes in financial position, for the years then ended, in conformity with accounting practices adopted in Brazil.

4 Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The consolidated statement of cash flows, which is being presented to provide supplementary information about the Company, is not required as an integral part of the financial statements. The consolidated statement of cash flows was submitted to the auditing procedures described in the second paragraph and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, February 12, 2004, except for Note 21,
which is dated as of March 1, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Contador CRC 1RJ026365/O-8 "T" SP

Companhia de Bebidas das Américas - AmBev

Balance Sheet as at December 31
In millions of reais

(A free translation of the original in Portuguese)

Assets	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Current				
Cash and cash equivalents		0.1	1,196.1	1,131.6
Marketable securities			1,338.1	2,158.4
Unrealized gain on derivatives			258.7	214.9
Trade accounts receivable			725.7	679.0
Inventories			954.6	837.4
Taxes recoverable	68.9	47.3	771.4	410.3
Other	0.4	6.3	255.9	139.8
	69.3	53.7	5,500.5	5,571.4
Long-term receivables				
Compulsory and judicial deposits	43.8	41.6	365.9	256.9
Loans to employees for purchase of shares	182.1	145.5	234.7	324.8
Deferred income tax and social contribution	239.0	139.8	1,831.8	1,558.4
Properties for sale			144.1	121.6
Other	78.0	78.0	616.1	444.3
	542.9	404.9	3,192.6	2,706.0
Permanent assets				
Investments				
Holdings in direct subsidiaries, including goodwill and negative goodwill, net	5,765.9	4,589.7	1,687.3	626.9
Other investments	16.2	1.4	24.1	10.4
	5,782.1	4,591.1	1,711.4	637.3
Property, plant and equipment			4,166.3	3,330.6
Deferred charges			259.3	136.2
	5,782.1	4,591.1	6,137.0	4,104.1
Total assets	6,394.3	5,049.7	14,830.1	12,381.5

Liabilities and shareholders' equity	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Current				
Suppliers		0.2	800.3	789.1
Financings			1,976.1	607.4
Unrealized loss on derivatives			11.7	3.7
Salaries, profit sharing and social security charges		1.2	94.1	59.7
Dividends payable	290.8	345.0	293.9	345.7
Income tax and social contribution			543.2	74.4
Other taxes and contributions	0.2	0.7	758.3	619.4
Accounts payable to related parties	1,544.1	329.5	0.8	76.8
Other		15.7	241.6	257.5
	1,835.1	692.3	4,720.0	2,833.7
Long-term liabilities				
Financings			4,004.3	3,879.3
Deferrals of taxes on sales			235.2	306.9
Liabilities related to tax and other claims and provision for contingencies	146.0	125.3	1,232.9	989.3
Other			133.1	163.6
	146.0	125.3	5,605.5	5,339.1
Minority interest			196.4	79.1
Shareholders' equity				
Subscribed capital stock	3,124.1	3,046.2	3,124.1	3,046.2
Capital reserve	16.6	16.6	16.6	16.6
Revenue reserves				
Legal	208.7	138.1	208.7	138.1
Future capital increase	26.1	1,033.9	26.1	1,033.9
Statutory	1,271.2	75.4	1,271.2	75.4
Treasury stock	(233.5)	(78.1)	(338.5)	(180.6)
	4,413.2	4,232.1	4,308.2	4,129.6
Total liabilities and shareholders' equity	6,394.3	5,049.7	14,830.1	12,381.5

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Statement of Income
Years Ended December 31
In millions of reais, except for net income per thousand shares

(A free translation of the original in Portuguese)

	Parent company		Consolidated	
	2003	**2002**	**2003**	**2002**
Gross sales				
Product sales			17,143.5	14,279.9
Sales deductions				
Sales taxes, discounts and returns			(8,459.7)	(6,954.6)
Net sales			8,683.8	7,325.3
Cost of products sold			(4,044.2)	(3,341.7)
Gross profit			4,639.6	3,983.6
Operating income (expenses)				
Selling			(847.1)	(687.2)
Direct distribution			(648.6)	(537.4)
Administrative	(1.9)	(4.8)	(412.0)	(350.5)
Tax, labor and other contingencies	(26.5)	(2.0)	(187.9)	(123.7)
Management and directors' compensation	(1.0)	(6.9)	(5.9)	(23.0)
Depreciation and amortization			(420.0)	(334.6)
Financial income	35.8	42.7	601.8	2,530.3
Financial expenses	(66.7)	(68.4)	(508.7)	(3,277.3)
Equity in results of investees	1,665.1	1,462.3	(6.2)	
Other operating income (expenses), net	(85.7)	73.9	(240.1)	199.4
	1,519.1	1,496.8	(2,674.7)	(2,604.0)
Operating profit (carried forward)	1,519.1	1,496.8	1,964.9	1,379.6

Companhia de Bebidas das Américas - AmBev

Statement of Income
Years Ended December 31
In millions of reais, except for net income per thousand shares

(continued)

	Parent company		Consolidated	
	2003	**2002**	**2003**	**2002**
Operating profit (brought forward)	1,519.1	1,496.8	1,964.9	1,379.6
Other non-operating expenses, net	(215.5)		(100.7)	(72.2)
Income before income tax and social contribution on net income	1,303.6	1,496.8	1,864.2	1,307.4
Income tax and social contribution benefit (expense)	100.4	20.4	(426.1)	280.6
Income before profit sharing and contributions	1,404.0	1,517.2	1,438.1	1,588.0
Profit sharing and contributions				
To employees and management	7.6	(6.9)	(23.6)	(112.3)
To Zerrenner Foundation				(12.8)
Income before minority interest	1,411.6	1,510.3	1,414.5	1,462.9
Minority interest			(2.9)	47.4
Net income for the year	1,411.6	1,510.3	1,411.6	1,510.3
Total number of shares of capital stock at year-end (in thousands)	38,537,333	38,620,730		
Net income per thousand shares of total capital at year-end, in reais - R$	36.63	39.11		
Net income per thousand shares at year-end, excluding treasury stock, in reais - R$	37.23	39.48		

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Shareholders' Equity of the Parent Company

In millions of reais

(A free translation of the original in Portuguese)

	Subscribed and paid in capital	Capital reserve	Revenue reserves: Legal	Revenue reserves: Future capital increase	Revenue reserves: Statutory reserve – Investments	Treasury stock	Retained earnings	Total
At December 31, 2001	2,944.2	4.9	62.7	854.9	52.6	(397.9)		3,521.4
Exercise of options of the stock ownership plan	102.0							102.0
Effect of implementation of NPC No. 26 in subsidiary							(56.3)	(56.3)
Share buyback						(354.7)		(354.7)
Realization of the reserve for investments					(52.6)		52.6	
Cancellation of treasury stock				(674.5)		674.5		
Premium on the transfer of treasury stock linked to financings		11.7						11.7
Net income for the year							1,510.3	1,510.3
Appropriations of net income for the year								
Legal reserve			75.4				(75.4)	
Prepayment of dividends							(160.9)	(160.9)
Final dividends							(341.4)	(341.4)
Reserves for future capital increase and statutory				853.5	75.4		(928.9)	
At December 31, 2002	3,046.2	16.6	138.1	1,033.9	75.4	(78.1)		4,232.1
Exercise of options of the stock ownership plan	77.4							77.4
Capital increase through warrants	0.5							0.5
Share buyback						(310.0)		(310.0)
Cancellation of treasury stock				(154.6)		154.6		
Transfer of reserves				(853.2)	853.2			
Net income for the year							1,411.6	1,411.6
Appropriations of net income for the year								
Legal reserve			70.6				(70.6)	
Prepayment of dividends							(717.7)	(717.7)
Final dividends							(280.7)	(280.7)
Statutory reserve					342.6		(342.6)	
At December 31, 2003	3,124.1	16.6	208.7	26.1	1,271.2	(233.5)		4,413.2

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Financial Position
Years Ended December 31
In millions of reais (A free translation of the original in Portuguese)

	Parent company		Consolidated	
	2003	2002	2003	2002
Source of funds				
Operations				
Net income for the year	1,411.6	1,510.3	1,411.6	1,510.3
Expenses (income) not affecting working capital				
Equity in results of investees	(1,665.1)	(1,462.3)	6.2	
Deferred income tax and social contribution	(99.2)	(20.4)	(198.3)	(404.0)
Discount on the settlement of tax incentives			(16.6)	
Reversal of provision for losses on unsecured liabilities , net		(147.6)		
Amortization of goodwill, net of realized negative goodwill	84.8	69.8	252.4	90.5
Depreciation and amortization			766.3	659.5
Tax, labor and other contingencies	26.5	2.0	187.9	123.7
Financial charges on tax and fiscal contingencies			59.8	32.9
Provision for loss on permanent assets			58.7	97.5
Financial charges and variations on the stock ownership plan	(28.1)	(88.1)	(47.7)	(88.1)
Exchange rate variation and charges on long-term financings			(496.6)	867.3
Minority interest			2.9	(47.4)
Exchange gains or losses on foreign subsidiaries			367.3	(155.8)
Loss of interest ownership in subsidiaries	215.4		33.3	
Residual value of property, plant and equipment and divestments		88.3	73.8	159.8
Reimbursement of capital by subsidiary		1,338.3		
Dividends received and receivable	1,386.0	44.4		
	1,331.9	1,334.7	2,461.0	2,846.2
From shareholders				
Capital increase	77.9	102.0	77.9	102.0
Changes in the capital of minority shareholders			4.8	
Loans to employees for purchase of shares			91.3	
Premium on the transfer of treasury stock linked to financings		11.7		
From third parties				
Changes in long-term receivables				
Receivables from related parties				35.1
Other accounts receivable			44.1	
Changes in long-term receivables				
Financings			295.7	162.6
Deferrals of taxes on sales			57.3	
Total sources of funds	1,409.8	1,448.4	3,032.1	3,145.9

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Financial Position
Years Ended December 31
In millions of reais (continued)

	Parent company		Consolidated	
	2003	2002	2003	2002
Uses of funds				
Changes in long-term receivables				
Compulsory and judicial deposits	2.3	3.6	84.0	51.3
Loans to employees for purchase of shares	8.5	2.8		21.4
Receivables from related parties			14.5	
Other taxes and charges recoverable			11.5	6.0
Other			9.7	4.3
Changes in long-term liabilities				
Other accounts payable			98.3	28.3
Tax, labor and other contingencies	5.6	8.5	123.8	32.6
Permanent assets				
Investments, including goodwill and negative goodwill	1,212.2	444.5	2,100.6	107.7
Property, plant and equipment			862.2	544.7
Deferred charges			91.2	45.5
Capital transactions				
Share buyback	310.0	354.7	311.9	337.1
Proposed and paid dividends	998.4	502.3	1,004.0	502.3
Working capital of acquired subsidiary			277.6	
Total funds used	2,537.0	1,316.4	4,989.3	1,681.2
Increase (reduction) in working capital	(1,127.2)	132.0	(1,957.2)	1,464.7
Changes in working capital				
Current assets				
At the end of the year	69.3	53.7	5,500.5	5,571.4
At the beginning of the year	53.7	219.1	5,571.4	4,685.0
	15.6	(165.4)	(70.9)	886.4
Current liabilities				
At the end of the year	1,835.1	692.3	4,720.0	2,833.7
At the beginning of the year	692.3	989.7	2,833.7	3,412.0
	1,142.8	(297.4)	1,886.3	(578.3)
Increase (reduction) in working capital	(1,127.2)	132.0	(1,957.2)	1,464.7

The accompanying notes are an integral part of the financial statements.

1 Operating Activities

(a) General considerations

Companhia de Bebidas das Américas - AmBev (the "Company" or "AmBev"), headquartered in São Paulo, Brazil, produces and markets beer, draft beer, soft drinks, other non-alcoholic beverages, and malt either directly or by participating in other companies in Brazil and other Latin American countries.

AmBev has a franchise agreement with PepsiCo International, Inc. ("PepsiCo") to bottle, sell and distribute Pepsi products in Brazil, including Gatorade, the isotonic sports drink, which is still under review by the Administrative Council for Economic Defense (CADE). AmBev also has an agreement with PepsiCo for bottling, sale and distribution of "Guaraná Antarctica" internationally. Based on this agreement, the product is already being sold in Portugal, Puerto Rico and Spain.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

(b) Main activities abroad in 2003

Quilmes Industrial S.A. ("Quinsa")

During 2003, AmBev and Quinsa integrated their operations, mainly in the Mercosur. The transaction, authorized with certain restrictions by the Comisión Nacional de Defensa de la Competencia (Argentine National Commission for the Protection of Competition - "CNDC"), has been delayed, as a consequence of the legal action filed by a company pertaining to the Compañía Cervecerías Unidas S.A. ("CCU") group in April 2003, through which it claimed the right to participate in the process of acquisition of the assets in item (i) below. A summary of the principal restrictions imposed by the CNDC is as follows:

(i) Quinsa and AmBev (the "Parties") are required to dispose of the brands Bieckert, Palermo, Imperial and Norte, as well as the brewery located in Lujan, where the Brahma brand was produced, to an independent brewery, which must be financially sound and which does not produce beer in the Argentinean market (the "Purchaser");

(ii) the Parties should submit documentation to the CNDC, evidencing the commitment to allow the Purchaser, for a period of seven years starting on the date of the sale of the assets in item (i), to have access to Quinsa's distribution network in Argentina, for the brands sold to the Purchaser; and

(iii) the Parties shall assume a commitment with the Purchaser to produce the Bieckert, Palermo and Imperial brands, for a two-year period, as from the date on which such assets are sold.

Industrias del Atlántico ("Atlántico")

The Company and the Central American Bottling Corporation ("CarbCorp"), launched their operations in the Central American and Caribbean beer markets in September 2003, through the subsidiary Atlántico, located in Guatemala, which is consolidated in the Company's financial statements.

Compañia Cervecera AmBev Peru S.A.C. ("AmBev Peru")

In October 2003, the Company acquired, for the amount of R$ 86.7, machinery and equipment, inventory and the franchise of PepsiCo for the production, marketing and sale of Pepsi products in Lima and in the Northern region of Peru. Such assets were contributed to the subsidiary, which is consolidated in the Company's financial statements.

Cerveceria Suramericana ("Cervesursa")

In December 2003, the Company acquired 80% of the capital of Cervesursa, located in Ecuador, generating a negative goodwill of R$ 18.5, based on the expectation of future results, to be amortized in up to ten years. That subsidiary is included in the Company's consolidated financial statements.

In millions of reais, unless otherwise indicated

2 Significant Accounting Practices

(a) Financial statements

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets, liabilities and other transactions. Estimates are used for, but not limited to the determination of useful lives of property, plant and equipment, the provisions necessary for contingent liabilities, and provisions for income tax, which are based on the best estimates of the Company's management; however, actual results could differ from those estimates.

(b) Determination of net income

Income and expenses are recorded on the accrual basis. Sales revenues and the corresponding cost of sales are recorded upon delivery of products.

(c) Current assets and long-term receivables

Cash and cash equivalents, represented by highly-liquid investments with original maturity of 90 days or less, are recorded at acquisition cost, equivalent to their market values.

Financial investments, substantially represented by notes and securities, government securities, and bank deposit certificates, including those denominated in foreign currency, are recorded at cost, plus prorated accrued earnings when applicable and a provision is made for the reduction to market values when necessary. Investment fund quotas are measured at market values, and any unrealized results over variable interest and earnings are deferred for recognition only when realized.

The balance of financial investments at December 31, 2003 includes bank deposits and financial investments given as guarantee, in connection with the issuance of foreign debt securities of subsidiaries, in the amount of R$ 29.9 (December 31, 2002 - R$ 292.4).

The consolidated allowance for doubtful accounts of R$ 182.3 at December 31, 2003 (December 31, 2002 - R$ 139.4) is recorded at an amount deemed sufficient by management to cover probable losses on realization of receivables.

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realizable values when necessary. On December 31, 2003, the consolidated provision for reduction of inventories to net realization value amounted to R$ 33.7 (December 31, 2002 - R$ 28.7), and was recorded under Supplies and other, net.

Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of each period, in accordance with projected sales volume, thereby reflecting the seasonal nature of monthly sales.

Other current assets and long-term receivables are recorded at cost, including, when applicable, accrued earnings. A provision for reduction to market values is recorded when necessary.

(d) Permanent assets

The Parent Company records investments in subsidiaries and jointly-controlled companies using the equity method of accounting, and harmonizes, upon initial determination, their accounting practices with those adopted by the Company, and separates the acquisition cost into equity investment, goodwill (determined as the difference between consideration paid and underlying book values) and negative goodwill. Goodwill justified based on the appreciation of property, plant and equipment is amortized proportionally to the depreciation or realization of the book value of the subsidiary's assets, whereas the goodwill (negative goodwill) attributable to expected future results is amortized over five to ten years. Amortization of goodwill is recorded under Other operating expenses. The negative goodwill, attributed to various economic factors, will only be amortized in the event of divestment.

Property, plant and equipment are stated at cost and include the interest incurred in financing the construction phase of certain qualified assets. Maintenance and repair costs are recorded as expenses, when incurred. Losses from breakages of bottles and crates during production are included in the cost of sales. Depreciation is calculated on the straight-line method, considering the useful lives of the assets, at the annual rates listed in Note 7.

Amortization of deferred charges is calculated on the straight-line basis, in up to ten years, as from the date of start of operations. The write-off of deferred charges is recorded when totally amortized.

(e) Translation of financial statements of subsidiaries and associated companies headquartered abroad

With the exception of the operations mentioned in the following paragraph, the financial statements of foreign subsidiaries and associated companies are prepared using the local currency as their functional currency (i.e. the main currency of the economic environment in which such companies operate) adjusted to reflect the inflation rate, when applicable, based on local price indices. Accordingly, their assets, liabilities and shareholders' equity are translated into Reais at the current exchange rate at the balance sheet date. Income and expense accounts are translated and maintained in Reais at average exchange rates for the period. The difference between the net result determined at the exchange rates at the balance sheet date, and that determined on average exchange rates for the period, is adjusted under Other operating income.

The US dollar was adopted as the functional currency for malt operations in Argentina and Uruguay, since their revenues and cash flows are substantially based on that currency. Thus the following procedures are adopted when preparing the financial statements of such subsidiaries:

(i) Inventories, property, plant and equipment, accumulated depreciation, as well as shareholders' equity accounts, are translated to US dollars at historical exchange rates and converted into Reais, as with monetary assets and liabilities, at the exchange rates at the balance sheet dates.

(ii) Depreciation and other costs and expenses related to assets recorded at historical exchange rates are calculated based on the value of assets in US dollars, and translated to Reais at average exchange rates for the period. Other income and expense accounts are translated to Reais at average exchange rates for the period. The difference between the net result determined at the exchange rates on the date of the financial statements, and that determined at average exchange rates for the period, is adjusted under Other operating income.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at known or estimated amounts, including accrued charges and monetary variations, where applicable.

(g) Forwards and cross-currency interest rate swaps

The nominal values of cross-currency interest rate swap operations and forwards are not recorded in the balance sheet.

The Company enters into derivative financial instruments to hedge its consolidated exposure to currency and interest rate risks, but which does not prohibit redemption prior to final maturities. Accordingly, as determined by Brazilian Corporate law, operations not designated for accounting purposes are measured at the lower of cost based on the contractual conditions between the Company and counterparties (yield curve) or market value and accounted for as "Unrealized gain on derivatives" or "Unrealized loss on derivatives".

In order to neutralize the result of certain swaps, the Company, at times, contracts other identical operations of offsetting positions, with the same value at maturity, settlement date and restatement index. These two offsetting positions are recorded in the Company's balance sheet as "Other", based on the value of the yield curve, being designated as hedges for accounting purposes.

(h) Forward and swap operations in commodities

The Company enters into derivative financial instruments to hedge its consolidated exposure to prices of raw material to be acquired, denominated in foreign currency.

The net results of such derivative instruments, designated for accounting purposes as hedges, are recorded at cost (equivalent to their market value), deferred and recorded in the Company's balance sheet under "Other", and recognized in the result under "Cost of products sold" when the product is sold.

(i) Provision for contingencies and liabilities related to tax and other claims

Provisions for contingencies are recorded at current values for labor, tax, civil and commercial claims being disputed at the administrative and judicial levels, based on estimates of losses determined by the Company's and its subsidiaries' external legal advisors, for lawsuits in which a loss is considered probable.

Expected tax savings obtained based on provisional court decisions resulting from claims filed by the Company and its subsidiaries against the tax authorities, if recognized in the statement of income, are subject to provisioning until the right is assured through a final legal decision in favor of the Company and its subsidiaries.

(j) Investment tax credits

The Company's subsidiaries enjoy state fiscal incentive programs for the deferral of sales taxes in which taxes are partially or totally reduced. In some states, the grace periods and reductions are unconditional. Where conditions have been established, however, they are related to events under the Company's control. The benefits relative to reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the shareholders' equity of the subsidiaries, on the accrual basis, or when the subsidiaries comply with the main requirements of state programs, in order to have the benefit granted. This benefit is recorded as Other operating income in the Company's consolidated financial statements (December 31, 2003 - R$ 175.9; December 31, 2002 - R$ 151.9).

(l) Income tax and social contribution on net income

Income tax and social contribution on net income are calculated at rates determined by applicable tax law. Charges relating to income tax and social contribution are recorded on the accrual basis, with the addition of deferred taxes calculated on the temporary differences between the book and tax bases of assets and liabilities.

A deferred income tax asset is also recorded, relating to future tax benefits of tax loss carry-forwards for subsidiaries in which the realization of such benefits is probable over a maximum period of ten years, based on future forecasts of taxable income, discounted to present value.

(m) Actuarial assets and liabilities related to employee benefits

The initial effect arising from the adoption of the Accounting Standards and Procedures - NPC No. 26 was fully recognized in the shareholders' equity of the subsidiary Companhia Brasileira de Bebidas ("CBB") on December 31, 2001.

Actuarial gains and losses are recorded in an amount exceeding the higher of (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan's assets, amortized over the average future working life of the plan's members.

(n) Consolidated financial statements

The totality of assets, liabilities and results of companies controlled by the Company are consolidated, and the interest of minority shareholders in the equity and results for the year of subsidiaries is shown separately.

Investments in subsidiaries and their shareholders' equities, as well as inter-company assets, liabilities, income and expenses, were eliminated on consolidation. Also, unrealized results arising from the purchase of raw materials and products from subsidiaries and associated companies, included in the balance of inventory at the end of each period, as well as other transactions between the Company's subsidiaries, are eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

(o) Proportionally consolidated financial statements

The assets and liabilities, income and expenses of entities which are jointly-controlled through a shareholders' agreement were consolidated proportionally to the Company's total ownership of their capital. Amounts corresponding to the proportional assets, liabilities, income and expenses, arising from inter-company transactions, were eliminated on the proportional consolidation.

In millions of reais, unless otherwise indicated

In March 2003, the Company acquired, for the amount of R$ 1,729.7 (paid in cash - R$ 1,429 and through the contribution of assets located in Mercosur, at book values, R$ 300.7), 230,920,000 class A shares and 26,388,914 class B shares issued by Quinsa, as well as 8.6% of the capital stock of Quilmes International (Bermuda) Ltd. (QIB), totaling an aggregate economic interest of 40.5% in Quinsa. In addition, during 2003, the Company acquired 12,000,000 class B shares of Quinsa, for the amount of R$ 249.6, thus increasing its economic interest in Quinsa to 47.99%. Quinsa has been acquiring its own shares, therefore changing the Company's percentage of economic interest in Quinsa. On December 31, 2003 the Company consolidated proportionally, as a result of such transactions, its 49.66% interest in Quinsa. The total goodwill determined on the acquisition of Quinsa is justified based on expected future profitability, to be amortized over ten years.

Quinsa's controlling shareholders have the right to exchange their 373.5 million class A shares of Quinsa for AmBev shares, at specific periods each year, starting as from April 2003. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev shares starting from the end of the 7th year (counted from April 2003). In both cases, the number of AmBev shares to be issued to Quinsa's controlling shareholders will be determined based on the EBITDA of the two companies.

The net assets of Quinsa and Agrega Inteligência em Compras Ltda. ("Agrega"), proportionally consolidated in the Company's financial statements, are as follows:

	December 31, 2003		
	Quinsa (i)	**Agrega (ii)**	**Total**
Current assets	513.4	1.3	514.7
Long-term receivables	132.4		132.4
Permanent assets	1,156.3	0.5	1,156.8
Current liabilities	(382.4)	(1.1)	(383.5)
Long-term liabilities	(401.9)		(401.9)
Minority interest	(199.6)		(199.6)
Total net assets	818.2	0.7	818.9

(i) 49.66% ownership interest.
(ii) 50% ownership interest.

In millions of reais, unless otherwise indicated

	December 31, 2002
	Agrega
Current assets	1.0
Permanent assets	0.4
Current liabilities	(0.9)
Total net assets	0.5

Quinsa's and Agrega's results, proportionally consolidated in the Company's financial statements, are as follows:

	Year ended December 31, 2003		
	Quinsa	Agrega	Total
Net sales	773.7	0.5	774.2
Cost of products and services sold	(387.3)		(387.3)
Gross profit	386.4	0.5	386.9
Operating expenses	(210.6)	(2.4)	(213.0)
Operating profit (loss)	175.8	(1.9)	173.9
Non-operating results	(11.3)		(11.3)
Income taxes	27.5		27.5
Profit sharing	(9.3)		(9.3)
Minority interest	(33.0)		(33.0)
Net income (loss) for the year	149.7	(1.9)	147.8

In millions of reais, unless otherwise indicated

	Year ended December 31, 2002
	Agrega
Net sales	0.4
Cost of services sold and operating expenses	(2.4)
Loss for the year	(2.0)

The table below shows Quinsa's main holdings in subsidiaries, fully consolidated in its financial statements, and proportionally adjusted in the AmBev's consolidated financial statements:

	Total holdings on December 31, 2003 - %
Cervecería y Maltería Quilmes S.A.I.C.A. y G.	87.3
Cervecería Boliviana Nacional La Paz	68.1
Cervecería Chile S.A.	87.6
Cervecería Paraguay S.A.	75.2
Fábrica Paraguaya de Vitrios S.A.	67.4
Fábricas Nacionales de Cerveza S.A.	85.8
QIB	94.7
Salus S.A. (*)	81.2

(*) Only the brewery portion, not including the mineral water operation.

(p) Reclassifications

For purposes of assuring comparability with the current year, the amount of R$ 1,637.9 was reclassified in the balance sheet of December 31, 2002, from the balance of Cash and cash equivalents, to Marketable securities (R$ 1,423) and to Unrealized gain on derivatives (R$ 214.9).

In millions of reais, unless otherwise indicated

For the same reason, R$ 19.3 was reclassified from Deferred charges and R$ 22.3 from Inventory to Property, plant and equipment in the balance sheet of December 31, 2002. Such adjustment is due to the alignment of certain accounting criteria used in Venezuela with accounting practices adopted in Brazil.

3 Inventories

	Consolidated	
	2003	**2002**
Finished products	145.6	157.8
Work in progress	63.9	50.8
Raw materials	564.2	425.3
Production materials	112.9	119.0
Supplies and other, net	68.0	84.5
	954.6	837.4

In millions of reais, unless otherwise indicated

4 Transactions with Related Parties

The main transactions of the Company with related parties are listed in the following table:

	2003					2002						
	Balances			Transactions		Balances				Transactions		
Companies	Accounts receivable	Accounts payable	Loan agreements	Net revenues	Net financial results	Accounts receivable	Accounts payable	Loan agreements	Advances for future capital increase	Net revenues	Net financial results
AmBev		(8.5)	(1,535.5)		(44.7)	4.1		(327.7)			(60.7)
CBB	11.9		218.1	166.8	277.5		(1.8)	(87.7)	591.5	60.6	(903.5)
Skol			(5.1)		(0.4)		(0.8)	(4.2)	575.3		(52.7)
IBA-Sudeste		(1.7)	977.9	4.4	18.5	0.2		159.8			11.4
Jalua			(55.5)		(35.5)			(1,299.9)	71.8		(593.5)
Hohneck			(0.6)					1,366.0	(1,166.8)		353.6
Monthiers			1,226.6		(250.2)			319.3	29.8		1,316.9
Arosuco	3.8		246.1	334.4	6.0	0.7		118.9		276.2	9.9
Dunvegan			(802.0)		30.8						
Cympay		(4.1)	0.3	76.9			(5.4)	9.7		94.4	
Malteria Pampa	7.4			115.7	14.0	0.2		17.7		169.4	
Aspen			(173.0)		(19.2)			(252.8)			(27.0)
Other nationals	41.8	(55.7)	(33.6)	241.8	1.5	18.6	(13.8)	7.4		26.0	(31.8)
Other internationals	19.8	(12.0)	(60.0)	112.0	(0.8)	19.1	(310.0)	215.3	(101.7)	103.4	(4.9)

Names used:

- Cervejarias Reunidas Skol Caracu S.A. ("Skol")
- Indústria de Bebidas Antarctica do Sudeste S.A. ("IBA-Sudeste")
- Jalua Spain S.L. ("Jalua")
- Hohneck Sociedad Anónima ("Hohneck")
- Monthiers S.A. ("Monthiers")
- Arosuco Aromas e Sucos Ltda. ("Arosuco")
- Dunvegan S.A. ("Dunvegan")
- Cervecería y Maltería Paysandú - Cympay ("Cympay")
- Maltería Pampa S.A. ("Maltería Pampa")
- Aspen Equities Corporation ("Aspen")

In millions of reais, unless otherwise indicated

Transactions with related parties include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, corks and several finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled entities (recorded based on the proportional consolidation method) and related parties.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are not subject to financial charges from July 1, 2003. The agreements that involve the Company's subsidiaries headquartered abroad are indexed to the US dollar exchange rate plus 10% p.a. interest. Inter-company loans are consolidated based on the same criteria described above.

5 Other assets

	Parent company		Consolidated	
	2003	2002	2003	2002
Current assets				
Deferred income from commodities swap and forward operations, net			0.1	
Other accounts receivable	0.4	6.3	106.0	89.1
Prepaid expenses			123.3	40.1
Advances to suppliers and others			26.5	10.6
	0.4	6.3	255.9	139.8
Long-term receivables				
Long-term financial investments			77.0	
Other taxes and charges recoverable	78.0	78.0	348.4	340.7
Prepaid expenses			119.3	51.1
Other accounts receivable			49.4	30.9
Surplus assets - Instituto AmBev			22.0	21.6
	78.0	78.0	616.1	444.3

Companhia de Bebidas das Américas - AmBev

Notes to the Financial Statements
as at December 31, 2003 and 2002
In millions of reais, unless otherwise indicated

6 Investments in Direct Subsidiaries

(a) Movement of investments in direct subsidiaries, including goodwill and negative goodwill

Description	CBB	Arosuco	Agrega	Hohneck (i)	Eagle	Polar	Total
Balance on December 31, 2001	2,878.4		0.8		1,290.0	111.0	4,280.2
Acquisition of investment						0.4	0.4
Divestment						(88.3)	(88.3)
Dividends received and receivable						(44.4)	(44.4)
Effect of implementation of NPC No. 26	(56.3)						(56.3)
Increase (reduction) of capital	(1,338.3)		1.8		442.2		(894.3)
Equity in results	(240.9)		(2.1)	215.4	1,483.4	6.5	1,462.3
Amortization of (goodwill) negative goodwill	(84.7)					14.8	(69.9)
Balance on December 31, 2002	1,158.2		0.5	215.4	3,215.6		4,589.7
Acquisition of investment		(iv) 85.7					85.7
Dividends received and receivable	(v) (1,351.8)	(34.2)					(1,386.0)
Increase (reduction) of capital	3,660.9		2.0		(v) (2,551.3)		1,111.6
Loss of interest ownership in subsidiary				(iii) (215.4)			(215.4)
Equity in results	2,158.7	172.5	(1.9)	0.1	(664.3)		1,665.1
Amortization of goodwill	(84.8)						(84.8)
Balance on December 31, 2003	(ii) 5,541.2	224.0	0.6	0.1			5,765.9

(i) Headquartered abroad.

(ii) Balance consisting of goodwill net of amortization R$ 468.9, negative goodwill to be amortized R$ 149.9 and investment accounted for by the equity method R$ 5,222.2.

(iii) In January 2003, the Company recorded a loss of holdings in Hohneck resulting from the capitalization made by Skol and CBB without the respective proportional participation of AmBev, in the amount of R$ 215.4, eliminated in the Company's consolidated financial statements.

(iv) In May 2003, the subsidiary CBB sold its investment in Arosuco to the Company, for its book value of R$ 85.7.

(v) In July 2003, the Company made a capital investment in its subsidiary CBB, partly with its investment in Eagle Distribuidora de Bebidas S.A. (Eagle), for the book value of R$ 2,551.3, and partly with a portion of the balance of dividends receivable from CBB in the amount of R$ 1,109.6.

In millions of reais, unless otherwise indicated

(b) Goodwill and negative goodwill

	Parent company		Consolidated	
	2003	2002	2003	2002
Goodwill				
CBB - based on				
Property, plant and equipment fair value excess	144.6	144.6	144.6	144.6
Expected future profitability	702.7	702.7	702.7	702.7
	847.3	847.3	847.3	847.3
Expected future profitability				
Quinsa			1,123.2	
Cympay (i)			34.2	34.2
Salus S.A. (i)			19.0	19.0
Pilcomayo Participações S.A. (ii)				33.9
Pati do Alferes Participações S.A. (ii)				16.9
Cervejaria Astra S.A. (ii)				123.3
Maltería Pampa			28.1	28.1
Atlântico			5.1	
Cervejaria Miranda Corrêa S.A.			5.5	5.5
	847.3	847.3	2,062.4	1,108.2
Quinsa and subsidiaries (proportionally consolidated)			510.4	
Total goodwill	847.3	847.3	2,572.8	1,108.2
Accumulated amortization	(378.4)	(293.7)	(708.6)	(331.4)
Total goodwill, net	468.9	553.6	1,864.2	776.8
Negative goodwill				
CBB	(149.9)	(149.9)	(149.9)	(149.9)
Cervesursa			(18.5)	
Incesa			(8.5)	
Total negative goodwill	(149.9)	(149.9)	(176.9)	(149.9)
	319.0	403.7	1,687.3	626.9

(i) Subsidiaries that made part of the total contributed by the Company and its subsidiaries in the Quinsa operation. Gains and losses in the transaction, determined individually in the financial statements of these subsidiaries were eliminated in the Company's financial statements.

(ii) Goodwill reclassified to deferred charges, in the consolidated financial statements, arising from the mergers of subsidiaries between related parties.

(c) **Information on direct subsidiaries**

	2003				2002			
Description	**CBB**	**Arosuco**	**Agrega**	**Hohneck**	**CBB**	**Agrega**	**Eagle**	**Hohneck**
Number of shares/quotas held - in thousands								
Common shares/quotas	19,881,631	0.3	1,375	10,000	3,442,186	1,375	276	10,000
Preferred shares	35,206,009				6,073,132			
Total shares/quotas	55,087,640	0.3	1,375	10,000	9,515,318	1,375	276	10,000
Percentage of direct holding								
In relation to preferred shares	99.9				99.5			
In relation to common shares/quotas	99.9	99.7	50	0.009	100	50	99.9	100
In relation to total shares/quotas	99.9	99.7	50	0.009	99.7	50	99.9	100
Financial statements:								
Of direct subsidiaries								
Adjusted shareholders' equity	5,222.2	224.7	1.2	1,315.1	756.7	1.1	3,217.8	215.4
Adjusted net income (loss)	2,046.7	176.3	(3.8)	(67.1)	(334.4)	(4.2)	1,484.7	363.0

Due to inter-company results, unrealized profits and fiscal incentives, the equity in the results of certain subsidiaries, as shown in Note 6(a), may not correspond to the holding percentage applied to the subsidiary's result in the period, as presented in this note.

In millions of reais, unless otherwise indicated

(d) Main indirect holdings in subsidiaries

Company name	Total indirect holdings - % 2003	2002
Brazil		
Arosuco	100	100
Eagle	100	100
IBA-Sudeste	99.3	98.8
Abroad		
Monthiers (i)	100	100
Aspen (i)	100	100
CCBP S.A. (ii)		100
CCBA S.A. (ii)		70

(i) Wholly-owned subsidiary of Jalua Spain S.A.

(ii) Subsidiaries that were part of the total contributed by the Company and its subsidiaries in the Quinsa operation.

In millions of reais, unless otherwise indicated

7 Property, Plant and Equipment

(a) Composition of property, plant and equipment

	Consolidated				
			2003	2002	
	Cost	Accumulated depreciation	Residual amounts	Residual amounts	Annual depreciation rates - %
Land	244.6		244.6	147.1	
Buildings and constructions	2,090.8	(903.5)	1,187.3	1,108.1	4
Machinery and equipment	5,673.3	(4,323.1)	1,350.2	1,147.2	10 to 20
Offsite equipment	1,030.4	(423.6)	606.8	431.6	10 to 20
Other assets and intangibles	987.0	(363.3)	623.7	278.4	4 to 20
Construction in progress	153.7		153.7	218.2	
	10,179.8	(6,013.5)	4,166.3	3,330.6	

On December 31, 2003, the subsidiaries held for sale properties with a book value of R$ 144.1 (December 31, 2002 - R$ 121.6), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 89.1 (December 31, 2002 - R$ 55.9).

During the year, a provision for potential losses on the sale of property, machinery and equipment was constituted, in the amount of R$ 58.7 (December 31, 2002 - R$ 69.9), accounted for in the Company's consolidated financial statements in "Non-operating expenses".

(b) Assets with restrictions

Pursuant to bank loans and leases taken by the Company and its subsidiaries, at December 31, 2003 the disposal of certain property, machinery and equipment is restricted, the residual amount of which totals R$ 909.3 (December 31, 2002 - R$ 963.5). Such restriction has no impact on the use of such assets and on the Company's operations.

In millions of reais, unless otherwise indicated

8 Deferred Charges

	Consolidated	
	2003	**2002**
Cost		
Pre-operating	190.6	247.3
Implementation and expansion expenses	55.7	214.0
Other	(*) 217.8	107.1
	464.1	568.4
Accumulated amortization	(204.8)	(432.2)
	259.3	136.2

(*) This includes the balance of goodwill in subsidiaries in the amount of R$ 146.3, reclassified from "Investments" to "Deferred charges", arising from the mergers of subsidiaries between related parties.

Companhia de Bebidas das Américas - AmBev

Notes to the Financial Statements
as at December 31, 2003 and 2002
In millions of reais, unless otherwise indicated

9 Loans and Financing - Consolidated

Types/purposes	Financial charges (p.a.)	Final maturity	Current 2003	Current 2002	Long-term 2003	Long-term 2002
Local currency						
ICMS sales tax incentives	5.21%	June 2013	34.6	31.4	340.5	310.7
Permanent assets	2.40% above the TJLP	December 2008	227.2	237.7	298.6	408.3
Other	2.62% above the TJLP	June 2007	0.2		0.4	
			262.0	269.1	639.5	719.0
Foreign currency						
Syndicated loan	2.4% above quarterly LIBOR (i)	August 2004	1,063.0	7.1		1,150.8
Bonds	10.55%	September 2013	53.7	9.2	2,889.2	1,766.6
Raw material import financing	4.77%	May 2005	183.7	207.6	22.1	81.4
Permanent assets	5.87%	January 2009	303.5	51.0	418.4	160.2
Other (ii)	89.57%	October 2008	110.2	63.4	35.1	1.3
			1,714.1	338.3	3,364.8	3,160.3
			1,976.1	607.4	4,004.3	3,879.3

(i) Fixed interest rate of 5.95% per annum through a LIBOR swap operation (Note 9(d)).

(ii) This includes local currency loans (including interest) in Argentina, Ecuador, Peru, Uruguay and Venezuela.

Abbreviations used:

. TJLP - Long-Term Interest Rate.
. LIBOR - London Interbank Offered Rate.
. ICMS - Value-Added Tax on Sales and Services.

In millions of reais, unless otherwise indicated

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the issue of Notes in the international market are guaranteed by collaterals of AmBev and its subsidiaries, which on December 31, 2003 totaled R$ 199.1.

(b) Maturities

As at December 31, 2003, long-term financings fall due as follows:

2005	232.5
2006	390.9
2007	152.8
2008	150.0
2009	20.4
2010	53.2
2011	1,498.1
2012 and 2013	1,506.4
	4,004.3

(c) ICMS sales tax incentives

Description	2003	2002
Short and long-term balances		
Financings	375.1	342.1
Deferrals of taxes on sales	393.6	461.0
	768.7	803.1

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent of the state, usually over five years as from the original due date.

In millions of reais, unless otherwise indicated

The amount of R$ 393.6 (December 31, 2002 - R$ 461.0) of Sales tax deferrals includes a current portion of R$ 161.8 (December 31, 2002 - R$ 154.1) classified under Other taxes and contributions payable.

The remaining amounts refer to the deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The percentages deferred may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

The syndicated loan in Yens is guaranteed by co-signatures of AmBev and subsidiaries. On December 31, 2003 and 2002, by means of a LIBOR swap, the interest on this loan was fixed at 5.95% per annum (originally 2.4% above quarterly LIBOR).

(e) Notes issued in the international market

In September 2003 CBB issued US$ 500 million in foreign securities (Bond 2013), with a guarantee from AmBev. These Notes bear 8.75% interest p.a. and will be repaid semi-annually as from March 2004 with final maturity in September 2013. The original contracted interest rate may be increased by 0.5%, if Bond 2013 is not registered with the U.S. Securities and Exchange Commission - SEC by September 18, 2004.

In December 2001 CBB issued US$ 500 million in foreign securities (Bond 2011), with a guarantee from AmBev. These Notes bear 10.7% interest p.a., and are repayable semi-annually as from July 2002 with final maturity in December 2011. The Company registered Bond 2011 with the SEC on October 4, 2002, eliminating the possibility of a 0.5% p.a. increase in the original interest rate as set forth in the contract.

(f) Contractual clauses

On December 31, 2003, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with loans, except as mentioned in the following paragraph.

In millions of reais, unless otherwise indicated

During 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, covering also financings payment terms. On December 31, 2003, the portion of long-term debt that was not in compliance with certain liquidity ratio covenants is recorded under current liabilities, in the amount of US$ 4.2.

10 Other Liabilities

	Parent company		Consolidated	
	2003	2002	2003	2002
Current liabilities				
Profit sharing - employees and management		15.6	11.5	134.6
Other accounts payable		0.1	196.1	113.1
Advance from customer			31.0	9.8
Deferred result from commodities swap and forward operations			3.0	
		15.7	241.6	257.5
Long-term liabilities				
Provision for medical assistance benefits and others			72.9	53.4
Deferred income tax and social contribution			26.2	25.7
Other accounts payable			33.2	55.1
Suppliers			0.8	29.4
			133.1	163.6

In millions of reais, unless otherwise indicated

11 Liabilities Related to Tax and Other Claims and Provisions for Contingencies

	Consolidated	
	2003	**2002**
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS)	339.2	260.3
Value-Added Tax on Sales and Services (ICMS) and Excise Tax (IPI)	532.1	458.1
Income tax and social contribution	50.2	43.2
Labor claims	211.1	131.5
Lawsuits involving distributors and resellers	28.6	18.7
Other	71.7	77.5
	1,232.9	989.3

On December 31, 2003, the Company and its subsidiaries had other ongoing lawsuits which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 1,266.6 (December 31, 2002 - R$ 976).

Principal liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

The Company obtained an injunction in the first quarter of 1999, granting the right to pay PIS (up to December 31, 2002) and COFINS on billings, without paying these taxes on other revenues. On December 31, 2003, the provision primarily refers to amounts that were not paid pursuant to this injunction, and which will be subject to provisioning until they are assured by a final decision in favor of the Company and its subsidiaries. Following the enactment of Law 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution, including on other revenues.

In millions of reais, unless otherwise indicated

(b) ICMS and IPI Tax

This provision relates mainly to tax disputes of presumed zero-rated IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment, prior to 1996. Such amounts, recorded as liabilities related to tax claims, will be subject to provisioning until they are assured by a final decision in favor of the Company and its subsidiaries.

Zero-rated IPI credits, which have never been used by the Company, in the amount of R$ 228.1 on December 31, 2003, are recorded under "Other taxes and charges recoverable" in long-term assets.

(c) Income Tax and Social Contribution on Net Income (CSLL)

This provision relates substantially to the recognition of the deductibility of interest on own capital in the calculation of CSLL for the year 1996.

(d) Labor claims

This provision relates to claims from former employees. On December 31, 2003, judicial deposits made by the Company and its subsidiaries, related to labor claims, restated based on official indices, amounted to R$ 111.6 (December 31, 2002 - R$ 74.7).

(e) Claims of distributors and resellers

These relate, mainly, to the termination of agreements between Company subsidiaries and certain distributors, by virtue of the restructuring process carried out in the distribution network, as well as the non-compliance with contractual directives by distributors in some cases.

(f) Other provisions

These provisions relate substantially to issues involving the National Social Security Institute (INSS), products and suppliers.

In millions of reais, unless otherwise indicated

12 Social Programs

(a) AmBev Pension Fund - Instituto AmBev

CBB and its subsidiaries have two kinds of pension plans: one following the defined contribution model (open to new members) and the other following the defined benefit model (no new members accepted since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and the sponsor, and managed by Instituto AmBev (IAAP). The main purpose is to supplement the retirement benefits of employees and management. During the year ended December 31, 2003, the Company and its subsidiaries made contributions of R$ 4.4 (December 31, 2002 - R$ 4.2) to Instituto AmBev.

Based on the independent actuary reports, the position of Instituto AmBev's plans at December 31 is as follows:

	2003	2002
Fair value of assets	501.5	458.7
Present value of actuarial liability	(334.4)	(325.6)
Surplus assets - Instituto AmBev	167.1	133.1

The surplus of assets of Instituto AmBev is recognized by the Company in its consolidated financial statements under "Surplus assets - Instituto AmBev", in the amount of R$ 22 (December 31, 2002 - R$ 21.6), estimated as the maximum limit of its future use, also taking into account the legal restrictions that prevent the return of a possible remaining actuarial surplus, not used in the payment of private security benefits, in the event of a winding up of Instituto AmBev.

In millions of reais, unless otherwise indicated

(b) Medical assistance and other post-employment benefits provided directly by CBB

CBB directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. On December 31, 2003, the balance of R$ 72.9 (December 31, 2002 - R$ 53.4) was recorded in the Company's consolidated financial statements under Provision for employee benefits.

Changes in the provision for employee benefits, according to the independent actuary report:

Balance on December 31, 2002	53.4
Financial charges incurred	8.5
Actuarial calculation update	16.5
Payment of benefits	(5.5)
Balance on December 31, 2003	72.9

(c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrener Foundation)

The main purposes of the Zerrenner Foundation are to provide the sponsoring companies' employees and management with health care and dental benefits, to aid in professional specialization or university courses, and to maintain organizations that provide aid and assistance to the elderly, amongst others, through direct actions or financial aid agreements with other entities.

The changes in the actuarial liabilities of Zerrener Foundation, according to the independent actuary report, were as follows:

Balance on December 31, 2002	154.1
Financial charges incurred	24.9
Actuarial loss amortization	1.2
Payment of benefits	(16.7)
Balance on December 31, 2003	163.5

In millions of reais, unless otherwise indicated

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing in the Zerrener Foundation on the same date. The surplus assets were not recorded by the Company in its financial statements, due to the possibility of using them for other purposes, not exclusively related to the payment of benefits.

(d) Actuarial assumptions

The medium and long-term assumptions adopted by the independent actuary, in the calculation of the actuarial liability were the following:

	Annual percentage - in nominal terms	
	2003	2002
Discount rate	10.9	10.6
Expected rate of return on assets	16.6	18.0
Increase in the remuneration factor	7.3	7.5
Increase in health care costs	7.3	7.5

13 Shareholders' Equity

(a) Subscribed and paid-in capital

The Company's capital stock on December 31, 2003 amounted to R$ 3,124.1 (December 31, 2002 - R$ 3,046.2), represented by 38,537,333 thousand nominative and no-par value shares (December 31, 2002 - 38,620,730 thousand), comprised of 15,735,878 thousand common shares and 22,801,455 thousand preferred shares (December 31, 2002 - 15,795,903 thousand and 22,824,827 thousand, respectively).

In April 2003, the Company increased capital by R$ 77.4, through the private subscription of 259,007 thousand preferred shares, exclusively to fulfill the provision in the Stock Ownership Plan. In addition, the Company changed the destination of the reserve constituted from the 2002 results, in the amount of R$ 853.2, from the reserve for future capital increase to investment reserve, in accordance with its by-laws.

In millions of reais, unless otherwise indicated

(b) Warrants

During the period for the exercise of warrants between April 1 and April 30, 2003, 25 thousand common and 489 thousand preferred shares were subscribed, for the total amount of R$ 0.5. Certain warrant holders challenged in court the CVM's and Company's understanding related to the warrant conversion criteria.

(c) Appropriation of net income for the year and transfers to statutory reserves

The Company's By-Laws provide for the following appropriation of net income for the year, after statutory deductions:

(i) 27.5% as mandatory dividend payment to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii) An amount not lower than 5% and not higher than 68.875% of net income to be transferred to a reserve for investments, in order to finance the expansion of the activities of the Company and its subsidiaries, including subscriptions to capital increases or the foundation of enterprises. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(iii) Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a 5.0% participation in net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors at the beginning of the fiscal year.

In millions of reais, unless otherwise indicated

(d) Proposed dividends

The calculation of the dividends percentage approved by the Board of Directors on net income for the years ended December 31 is as follows:

	2003	2002
Net income for the year	1,411.6	1,510.3
Legal reserve (5%)	(70.6)	(75.5)
Dividends basis	1,341.0	1,434.8
Prepayment of dividends	495.2	160.9
Dividends prepaid as interest on own capital	222.5	
Supplemental dividends as interest on own capital	226.1	
Supplemental dividends	54.6	341.4
Withholding tax on dividends as interest on own capital	(67.3)	
Total proposed dividends	931.1	502.3
Percentage of dividends on dividends basis - %	69.43	35.01
Dividends net of Withholding tax per thousand shares outstanding (excluding treasury stock) at year-end - R$		
Common	23.15 (*)	12.40
Preferred	25.46 (*)	13.64

(*) Dividends per thousand shares outstanding (excluding treasury stock) at year-end - before Withholding tax (IRRF): common - R$ 24.82 and preferred - R$ 27.30.

(e) Interest on own capital

Companies legally have the option to distribute to shareholders interest on own capital based on the TJLP - long-term interest rate - on shareholders' equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividend when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity and shown as dividends.

(f) Reconciliation between the company's shareholders' equity and consolidated shareholders' equity at December 31, 2003

Shareholders' equity of the parent company	4,413.2
Treasury stock acquired by the subsidiary CBB	(105.0)
Total consolidated shareholders' equity	4,308.2

(g) Treasury stock

Changes in the Company's treasury stock for the year were as follows:

	Number of shares (in thousands)			
Description	**Preferred**	**Common**	**Total**	**In millions of reais**
Balance on December 31, 2002	121,788	40,400	162,188	78.1
Purchases	529,339	63,464	592,803	310.0
Cancellations	(282,868)	(60,049)	(342,917)	(154.6)
Balance on December 31, 2003	368,259	43,815	412,074	233.5

In addition, CBB holds 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company, in the amount of R$ 105. On December 31, 2003, the balance of treasury stock totals R$ 338.5 in the Company's consolidated financial statements.

14 Stock Ownership Plan - The Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of both shareholders and executives. As defined in the By-Laws, the Plan is managed by a committee including non-executive members of the Company. This committee creates, periodically, stock purchase programs for common or preferred shares, defining the terms and categories or employees to be benefited, and determines the price for which the shares will be acquired, which cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to granting such rights, indexed to inflation up to the date of actual exercise. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date (1.0% and 0.03% in 2003 and 2002, respectively).

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. The shares granted have no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to repurchase them at a price equal to:

(i) the price paid by the employee, adjusted for inflation, if the employee sells the shares during the first thirty months after the purchase;

(ii) the price paid by the employee, adjusted for inflation, for 50% of the lot, and at the market price for the remainder, if the employee sells the shares after the first thirty months, but before sixty months after the purchase;

(iii) the market price, if the sale takes place sixty months after the purchase.

Employees who do not apply at least 70% of their annual profit sharing bonuses (net of income tax and other charges) to subscribe shares under the stock ownership plan, will forfeit their rights to the underlying shares in the same proportion of the bonuses not applied, unless the equivalent amount had been previously subscribed in cash by the employee.

The Company and its subsidiaries could make advances to employees for the purchase of shares for plans granted until the year 2002. Such financings normally do not exceed periods of up to four years and carry 8% interest p.a. above the General Market Price Index (IGP-M). These financings are guaranteed by the shares issued at the time of purchase. On December 31, 2003, the outstanding consolidated balance of these advances amounted to R$ 234,7 (December 31, 2002 - R$ 324.8). Starting in 2003, the Company and its subsidiaries will no longer finance the purchase of shares, and such shares must be purchased in cash, by the beneficiaries, upon subscription.

The change in stock purchase rights during the years ended December 31 is as follows:

	Stock purchase rights - in thousands	
	2003	**2002**
Balance of shares available for purchase exercisable at the beginning of the year	640,800	1,031,221
Changes during the year		
Exercised	(259,007)	(384,074)
Cancelled	(34,104)	(16,847)
Granted	386,000	10,500
Balance of shares available for purchase exercisable at year-end	733,689	640,800

15 Treasury

(a) General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross-currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure in foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum and sugar.

In millions of reais, unless otherwise indicated

Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its actual intention is to carry such assets to maturity on their respective due dates.

(b) Derivative instruments

The following is the composition of nominal amounts of outstanding derivatives on December 31:

Description	2003	2002
Currency hedge		
US$/R$	4,686.5	2,300.0
Yen/R$	775.7	1,059.7
Peso/US$	152.4	
Interest rate hedge		
Floating LIBOR vs. fixed LIBOR	944.6	1,277.4
IDC x Fixed	(201.8)	(42.1)
Commodities hedge		
Aluminum		166.3
Sugar	22.3	0.2
	6,379.7	4,761.5

(i) Currency and interest rate hedges

On December 31, 2003, unrealized gains on variable earnings in derivative operations were limited to the lower value of the instruments' "yield curve" and their relative market value, in accordance with the Brazilian Corporate Law.

Had the Company recorded its derivative instruments at market value, it would have had an additional gain amounting to R$ 205.9 in the result for the year ended December 31, 2003 (December 31, 2002 - R$ 240.3) as shown in the table below:

In millions of reais, unless otherwise indicated

Financial instruments	Book value	Market	Unrealized variable gains
Public securities	1,198.8	1,249.0	50.2
Swaps/forwards	(49.2)	106.5	155.7
	1,149.6	1,355.5	205.9

(ii) Commodities and currency hedges

These commodities operations were entered into to specifically minimize Company exposure to fluctuations in the prices of raw materials to be acquired. Their net results, calculated at cost (equivalent to market value), are deferred and recognized in results when the corresponding sales of final products occur.

During the year ended December 31, 2003, the following effect relating to the currency hedging operations was recorded in the result under Cost of sales.

Description	Net increase in the cost of sales
Currency hedge	(99.0)
Hedge of Aluminum	16.7
	(82.3)

On December 31, 2003, the amount of R$ 1.2 was deferred and will be recognized as a charge to the results, when the corresponding finished product sale is made.

(c) Financial liabilities

The Company's financial liabilities, represented mainly by the Bonds, Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices of each period.

In millions of reais, unless otherwise indicated

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have determined an additional loss, before income taxes, of approximately R$ 202.2, on December 31, 2003, as shown in the table below:

Financial instruments	Book value	Market	Unrealized variable gains
Bonds	2,942.9	3,270.7	(327.8)
Syndicated loan	1,063.0	938.7	124.3
Import financing	115.0	113.7	1.3
	4,120.9	4,323.1	(202.2)

The criteria used to estimate the market value of the financial liabilities are as follows:

. Bonds: secondary market value of the Notes based on the closing quotation on the base date of December 31, 2003 (approximately 116.99% of face value for Bond 2011 and 106.5% for Bond 2013).

. Syndicated loan: estimated value based on the secondary market for securities with a similar risk (on average, 2.14% p.a.);

. Import financing: estimated value for new operations with financial institutions on the base date of December 31, 2003, for outstanding instruments with similar maturity terms (on average, 1.76% p.a.).

In millions of reais, unless otherwise indicated

(d) Financial income and expenses

	Consolidated	
	2003	**2002**
Financial income		
Net gains on derivative instruments	319.8	1,202.4
Foreign exchange rate variation on financial investments	(97.2)	1,007.2
Financial income on cash equivalents	233.7	120.5
Financial charges on taxes, contributions and judicial deposits	77.4	34.2
Other	68.1	166.0
	601.8	2,530.3
Financial expenses		
Exchange rate variation on financings	524.3	(1,738.8)
Net losses on derivative instruments	(298.2)	(883.6)
Financial charges on foreign currency loans payable	(344.6)	(332.4)
Financial charges on loans in Reais	(129.9)	(109.4)
Taxes on financial transactions	(90.9)	(95.0)
Financial charges on contingencies and others	(95.4)	(95.7)
Other	(74.0)	(22.4)
	(508.7)	(3,277.3)

(e) Concentration of credit risk

A substantial part of the Company's sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is low because of the large client portfolio and the risk control monitoring procedures. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into account the limits and credit ratings of financial institutions, and avoids any credit risk concentration.

In millions of reais, unless otherwise indicated

16 Income Tax and Social Contribution

(a) Reconciliation of the consolidated of income tax and CSLL benefit (expense) with nominal values

	2003	2002
Consolidated net income, before income tax and CSLL	1,864.2	1,307.4
Profit sharing and contributions	(23.6)	(125.1)
Consolidated net income, before income tax, CSLL and minority interest	1,840.6	1,182.3
Income tax and CSLL expense at nominal rates	(625.8)	(402.0)
Adjustments to determine the effective rate		
Tax losses from previous years	147.9	
Interest on own capital	152.7	
Effect of write-off of goodwill upon merger of subsidiary	37.1	
Amortization of goodwill, non-deductible portion	(21.2)	(24.5)
Interest ownership gains arising from corporate restructuring	(6.9)	(1.5)
Results of subsidiaries abroad not subject to taxation	(182.9)	621.5
Equity gains in subsidiaries	59.8	51.7
Permanent additions, exclusions and other	13.2	35.4
(Expense) benefit of income tax and CSLL	(426.1)	280.6

In millions of reais, unless otherwise indicated

(b) Composition of the benefit (expense) of income tax and CSLL

	Parent company		Consolidated	
	2003	2002	2003	2002
Current	1.2		(624.4)	(123.4)
Deferred	99.2	20.4	198.3	404.0
	100.4	20.4	(426.1)	280.6

(c) Composition of deferred taxes

	Parent company		Consolidated	
	2003	2002	2003	2002
Long-term receivables				
Tax loss carry-forwards	111.7	95.1	1,163.5	1,080.6
Temporary differences				
Non-deductible provisions	49.6	42.6	410.0	350.8
Other	77.7	2.1	258.3	127.0
	239.0	139.8	1,831.8	1,558.4
Long-term liabilities				
Temporary differences				
Accelerated depreciation			17.9	17.9
Other			8.3	7.8
			26.2	25.7

Based on projections of future taxable income of the Company and its subsidiaries located in Brazil and abroad, the estimated recovery of the consolidated deferred income tax and social contribution asset on tax losses is as follows:

In millions of reais, unless otherwise indicated

	Nominal values
2004	178.5
2005	249.6
2006	292.7
2007	308.0
2008	134.7
	1,163.5

The asset recorded is limited to the amounts for which an offset is supported by taxable income projections, discounted to present values, to be realized by the Company over the next ten years, also considering that the offset of tax losses is limited to 30% of pre-tax income for the year, under Brazilian tax legislation.

The deferred income tax asset as of December 31, 2003 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot ascertain that realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of December 31, 2003 should be realized by the fiscal year 2008. However, it is not possible to estimate accurately when such temporary differences will be realized, because the major part depends on legal decisions over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The forecasts of future taxable income include several estimates relative to the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from actual data and amounts.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company's tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and several other variables, there is no relevant correlation between the Company's net income and the result of income tax and social contribution. Therefore, the tax loss carry-forwards should not be taken as an indicator of future profits.

In millions of reais, unless otherwise indicated

17 Commitments with Suppliers

The Company has agreements with certain suppliers to acquire certain quantities of materials for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

18 Operating Income (Expenses), Net

	Parent company		Consolidated	
	2003	**2002**	**2003**	**2002**
Operating income				
Equity gains in subsidiaries			175.9	151.9
Exchange gains on investments abroad				128.8
Other operating income			23.5	45.4
Discount on the settlement of tax incentives			16.6	
Recovery of taxes and contributions			24.6	26.7
Write off of goodwill on divestment		14.8		14.8
Reversal of provision for losses on unsecured liabilities		190.0		
		204.8	240.6	367.6
Operating expenses				
Provision for losses on unsecured liabilities		(42.4)		
Exchange losses on investments abroad			(142.4)	
Amortization of goodwill	(84.8)	(84.7)	(252.4)	(105.3)
Taxes on other income			(31.2)	
Other operating expenses	(0.9)	(3.8)	(54.7)	(62.9)
	(85.7)	(130.9)	(480.7)	(168.2)
Operating income (expenses), net	(85.7)	73.9	(240.1)	199.4

In millions of reais, unless otherwise indicated

19 Non-operating Income (Expenses), Net

	Parent company		Consolidated	
	2003	2002	2003	2002
Non-operating income				
Gain of interest ownership in investments				31.8
Gain on disposal of property, plant and equipment			38.5	
Other non-operating income			5.6	4.0
			44.1	35.8
Non-operating expenses				
Provision for loss on permanent assets			(58.7)	(69.9)
Loss of interest ownership in subsidiaries	(215.4)		(33.3)	
Loss on disposal of property, plant and equipment			(25.8)	(12.4)
Other non-operating expenses	(0.1)		(27.0)	(25.7)
	(215.5)		(144.8)	(108.0)
Non-operating income (expenses), net	(215.5)		(100.7)	(72.2)

20 Insurance

At December 31, 2003, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks, at replacement value. Insurance coverage is higher than the book values.

In millions of reais, unless otherwise indicated

21 Subsequent Events

(a) Activities abroad in 2004

On February 12, 2004, the Company announced an alliance with Embotelladora Dominicana CXA ("Embodom"), headquartered in the Dominican Republic and a PepsiCo bottler in that country. This transaction, will make AmBev and Embodom partners in a company that will market and produce beer and soft drinks in the Dominican Republic.

(b) Distribution of dividends

On February 27, 2004, the Company's Board of Directors approved, based on the accumulated results to December 31, 2003, the distribution of supplemental dividends, in the total amount of R$ 54.6 (without withholding tax), and the distribution of interest on own capital, in the total amount of R$ 226.1. The payments will start on March 25, 2004, based on the shareholding position as of March 15, 2004 and record date for ADRs on March 18, 2004.

(c) Material information press release

The Company informed on March 1, 2004 that it is negotiating with Interbrew S.A. in respect to a possible world-wide transaction. The Company mentioned, however, that no agreement has been reached yet and there can be no assurance that an agreement will be reached, nor can the Company anticipate with details the final conditions of the operation or the effective structure of the alliance under discussion.

Attachment

Companhia de Bebidas das Américas - AmBev

Supplementary Information
Years Ended December 31
In millions of reais

Consolidated statement of cash flows

	2003	2002
Operating activities		
Net income for the year	1,411.6	1,510.3
Expenses (income) not affecting cash and cash equivalents		
Depreciation and amortization	766.3	659.5
Tax, labor and other contingencies	187.9	123.7
Financial charges on tax and fiscal contingencies	59.8	32.9
Discount on the settlement of tax incentives	(16.6)	
Provision for losses on inventory and permanent assets	64.6	113.4
Financial charges and variations on the stock ownership plan	(47.7)	(88.1)
Financial charges and variations on taxes and contributions	(43.5)	(21.4)
Loss on disposal of permanent assets	41.3	63.3
Exchange rate variation and charges on financings	(40.1)	2,120.4
Unrealized exchange rate variation and gains on financial assets	183.3	(840.0)
Reduction of deferred income tax and social contribution	(198.3)	(404.0)
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	203.5	(108.7)
Amortization of goodwill, net of realized negative goodwill	252.4	90.5
Minority interest	2.9	(47.4)
Equity in results of investees	6.2	
Loss of interest ownership in subsidiaries	33.3	
Decrease (increase) in assets		
Trade accounts receivable	(12.8)	107.9
Taxes recoverable	(253.2)	(35.6)
Inventories	(48.6)	37.8
Judicial deposits	(102.9)	(51.5)
Other	(120.5)	25.9
Increase (decrease) in liabilities		
Suppliers	(14.1)	260.6
Salaries, profit sharing and social charges	(86.4)	50.6
Income tax, social contribution and other taxes	491.3	(195.3)
Disbursements linked to contingency provision	(104.8)	(34.6)
Other	(87.3)	224.8
Cash generated by operating activities	2,527.6	3,595.0

Attachment

Companhia de Bebidas das Américas - AmBev

Supplementary Information
Years Ended December 31
In millions of reais

	2003	2002
Investing activities		
Marketable securities (maturity over 90 days)	423.1	(808.7)
Securities and collateral	228.6	(249.3)
Acquisition of investments	(1,745.3)	(75.5)
Disposal of property, plant and equipment	32.4	98.3
Acquisition of property, plant and equipment	(862.2)	(522.4)
Expenditures on deferred charges	(91.3)	(45.5)
Cash used in investing activities	(2,014.7)	(1,603.1)
Financing activities		
Financings		
Funding obtained	3,359.2	620.1
Amortization	(2,510.1)	(2,925.3)
Changes in the capital of minority shareholders	4.8	10.5
Capital increase	4.6	29.0
Loans to employees for purchase of shares	130.2	26.2
Share buyback	(308.5)	(337.1)
Payment of dividends	(1,026.9)	(335.6)
Cash used in financing activities	(346.7)	(2,912.2)
Exchange rate gains or losses on cash and cash equivalents	(101.7)	639.1
Increase in cash and cash equivalents	64.5	(281.2)
Cash and cash equivalents at beginning of the year	1,131.6	1,412.8
Cash and cash equivalents at end of the year	1,196.1	1,131.6
Increase (decrease) in cash and cash equivalents	64.5	(281.2)

* * *

AmBev's Report on Fourth Quarter and Full Year 2003 Results

American Beverage Company
Compañía de Bebidas de Las Américas
Companhia de Bebidas das Américas

AmBev

AMBEV REPORTS FOURTH QUARTER AND FULL YEAR 2003 RESULTS

São Paulo, March 3, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fifth largest brewer and Brazil's leading beverage company, today announced its results for the fourth quarter (4Q03) and full year 2003 (FY03). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev's Brazilian operations are comprised of the Brazilian beer segment, the Brazilian soft drinks and non-alcoholic non-carbonated (Nanc) segment and the other products segment. AmBev's consolidated operations are comprised of AmBev's Brazilian operations and its international operations, which include AmBev's 48.99% average economic stake in Quinsa in the quarter and other international operations (Venezuela, Guatemala, Peru and Ecuador). Comparisons, unless otherwise stated, refer to the fourth quarter (4Q02) and full year 2002 (FY02).

OPERATING AND FINANCIAL HIGHLIGHTS

- ✓ Total Brazilian beer volumes sold through our proprietary distribution network reached 38.1% in the quarter; Direct distribution for Brazilian operations accounted for 41.9% of total volumes sold.
- ✓ On the soft drink and Nanc segment, our "right fews" strategy continuous to bear strong results; EBITDA margin for this segment reached 25.4% in the quarter.
- ✓ As anticipated in the last two conference calls, our cash COGS per hectoliter declined on a sequential basis; Adjusting for the seasonal change in the package mix, cash COGS per hectoliter in the 4Q03 was 4.7% below the previous quarter.
- ✓ AmBev continues to consolidate its strategic position in South and Central America. An adequate combination of strategic alliance, joint venture, greenfield projects and acquisitions drove our international operations' EBITDA to R$256.9 MM in 2003, or 8.4% of our consolidated EBITDA in the year; EBITDA margin reached 24.6%.

Table 1: Financial Highlights R$ millions	4Q03*	4Q02*	% Change	2003*	2002*	% Change
AmBev – Brazilian Operations *						
Net Sales	2,384.9	2,301.0	3.6%	7,637.7	6,929.0	10.2%
Gross Profit	1,399.0	1,371.1	2.0%	4,128.3	3,801.4	8.6%
EBIT	757.4	914.0	-17.1%	2,170.7	2,033.9	6.7%
EBITDA	**930.2**	**1,076.5**	**-13.6%**	**2,815.6**	**2,669.7**	**5.5%**
AmBev – Consolidated						
Net Sales	2,809.9	2,641.6	6.4%	8,683.8	7,877.4	10.2%
Gross Profit	1,627.7	1,527.3	6.6%	4,639.6	4,188.6	10.8%
EBIT	860.5	957.8	-10.2%	2,306.1	2,058.8	12.0%
EBITDA	**1,066.6**	**1,151.3**	**-7.4%**	**3,072.4**	**2,804.6**	**9.6%**
Net Income	**433.7**	**NA**	**NM**	**1,411.6**	**NA**	**NM**
EPADR (R$/ADR)	**1.14**	**NA**	**NM**	**3.72**	**NA**	**NM**
EPADR (US$/ADR)	**0.39**	**NA**	**NM**	**1.21**	**NA**	**NM**

Values may not add due to rounding. NA Not Available. NM Not Meaningful. Average exchange rate used for 4Q03 is R$2.90=US$1.00 and R$3.67=US$1.00 for 4Q02, and for FY03 is R$3.08=US$1.00 and R$2.93=US$1.00 for FY02. Total number of shares as of December 31, 2003 = 38,537,333,762. Shares in treasury on the same date amounted to 624,698,640 including shares held by CBB in treasury. Per share calculation based on number of existing shares minus shares in treasury. *The analysis of AmBev's Brazilian operations for 4Q03, FY03, 4Q02 and FY02, as well as of AmBev's consolidated financials for 4Q02 and FY02 is based on pro-forma figures.

Comments from Marcel Telles, Co-Chairman of AmBev's Board of Directors:

Our results in 2003 did not present the growth we hoped for. Our consolidated EBITDA grew 9.6% in nominal terms, or 0.2% in real terms. The significant achievements in the soft drinks segment, which posted a 14.8% real EBITDA growth, and the impressive recovery of Quinsa's operations after the Argentinean crisis, more than doubling its EBITDA in dollar terms, were offset by our core operation, the Brazilian beer segment, which suffered from a highly adverse environment. Impacted by: (i) a 2.1% contraction in the beer market, caused by a combination of a sluggish economic scenario and poor weather conditions; (ii) our currency hedging policy, negatively affecting our cost of good sold; and (iii) massive marketing investments by the competition, which negatively impacted our market share in the second half of the year and also demanded higher marketing expenditures, the EBITDA of our Brazilian beer operations grew a modest 3.1% year on year.

We acknowledge that the results of 2003 were below our expectations, but we remain confident about the merits of our long-term strategy. In 2003 we continued to work on our revenue management initiatives, maintaining prices to consumers stable in real terms, driving volume towards higher margin products (Skol reached 56.4% of AmBev's volume, compared to 55.0% in 2002) and launching new programs, like "Festeja", to improve our share of the industry margin pool. We also progressed significantly in the consolidation of our distribution network, increasing direct distribution to 41.9% of total volumes sold in the fourth quarter, as well as shifting our third party distributors towards multibrand operators. In 2003 approximately 67% of total third party distributors' volumes were sold by multibrand operators. The sub-zero coolers program continued at full speed, with 73,000 new coolers installed in the market, and we have achieved record levels of line efficiency in our plants. On the international front, Quinsa performance in 2003 was outstanding, not only in terms of EBITDA (as mentioned above) but also in fully capturing budgeted synergies and initiating exchange of best practices. Furthermore, our Guatemalan operation posted an EBITDA of R$9.1 million in its first quarter of full operation, and we are very excited about the potential of our new operations in Peru, Ecuador and the recent investment in the Dominican Republic.

We are confident that we have established a solid platform for growth, and we trust in the powerful combination of our people and our culture to deliver great results in 2004.

COST AND EXPENSES REAL SAVINGS COMMITMENT -- UPDATE

Excluding the effect of our currency hedging policy on our dollar-linked variable cost, the company reported a real savings in cash cost of goods sold of R$102.4 million in the fourth quarter. This is primarily the result of: (i) lower sugar, PET resin and aluminum can prices (due to our commodity hedge); and (ii) the decrease in losses of hops, corn syrup, aluminum cans and PET resin, due to further process and packaging efficiency. On the other hand, a lower spot average exchange rate than we forecasted, as well as lower volumes in the quarter partially offset the gains mentioned above. Including the impact of the currency hedge (R$32.3 million) the company reported a real cash COGS savings of R$70.1 million in the quarter.

AmBev's real cash SG&A rose R$61.4 million. This is a consequence of: (i) pre-operational expenses related to new direct distribution centers implemented during the quarter; and (ii) higher marketing expenses related to the more competitive environment in the beer segment, as previously mentioned in the 3Q03 conference call.

The combined effect of real savings in the cash COGS front (R$70.1 million) and the real increase in cash SG&A front (negative R$61.4 million) was a real saving of R$8.7 million in the quarter, including the impact of the currency hedge. Excluding the negative impact of our currency hedging policy (R$32.3 million), our real cash COGS and SG&A savings would have reached R$41.0 million in the quarter.

On an annual basis, total real cash COGS and SG&A savings reached R$156.0 million. Lower volumes, which offset the benefits of production and packaging line improvements, higher marketing expenses, and the negative impact of our currency hedging policy on our dollar-linked variable costs were the main reasons why our commitment of real savings of R$200-250 million in the year was not achieved. Excluding the negative impact of our currency hedging policy (R$99.0 million), our real cash COGS and SG&A savings would have reached R$255.0 million in 2003.

DISCLOSURE POLICY -- NO CHANGES

There are **NO** changes in our reporting methodology. Changes had been introduced in our first quarter 2003 earnings release on May 9, 2003 (www.ambev-ir.com), as summarized below:

Consolidation of Quinsa: Fourth quarter 2003 consolidated results include line by line proportional consolidation of our 48.99% economic interest in Quinsa, including AmBev's Southern Cone beer assets that were transferred to Quinsa as part of the transaction. To allow comparability, we constructed a pro-forma consolidated income statement for the fourth quarter 2002 up to EBITDA based on the same criteria.

Operating Performance by Business Segment: AmBev's quarterly results are grouped into four segments: Brazilian beer business; Brazilian soft drinks and non-alcoholic non-carbonated (Nanc) businesses, other products and international operations. The analysis of the first three segments provides information about the Brazilian operations (AmBev Brazil), whilst the analysis of international operations provides an overview of our investment in Quinsa and other operations abroad (Venezuela, Guatemala, Peru and Ecuador).

CSD and Non-Alcoholic Non-Carbonated Beverages (Nanc): The Brazilian CSD business was combined with the Brazilian Nanc business. Historical quarterly information for Nanc volumes between 1999 and 2002 is available in our Form 20-F/A filed with the SEC.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

Net sales per hectoliter in the Brazilian beer segment reached R$120.2 in the fourth quarter 2003, up 17.7% yoy. This increase in net sales per hectoliter is not only a consequence of the price adjustment that occurred in late June-July 2003 to compensate for inflationary pressures and higher commodity prices, but also AmBev's revenue management initiatives.

Continuing our strategy to increase direct sales as a percentage of the total, direct beer volumes reached 38.1% in the quarter representing a hefty increase of 870 basis points compared to the year-ago quarter. Our brand sales mix continued to improve. Skol remained almost flat quarter on quarter, but its average share for the year 2003 improved to 56.4% compared to 55.0% in 2002.

Beer Brazil 4Q03 Highlights	
Sales Volume	-11.6%
Net Revenues	+4.1%
EBITDA	-16.2%
EBITDA/hl	-5.2%
EBITDA margin	41.8%
Market Share*	63.2%

* As of December 2003.

Returnable 600ml bottles increased in our mix this quarter to 66.8% of total beer volume sold versus 66.7% in the same period last year. This mix shift is part of AmBev's strategy to improve profitability, but negatively affected our net sales per hectoliter. In addition, higher taxation on the both federal and state level also negatively affected our net sales per hectoliter.

On a sequential basis, net sales per hectoliter remained essentially flat. The positive effects of the increase in direct distribution (38.1% in the 4Q03 vs. 32.9% in the previous quarter), the seasonal shift in the sales mix towards non-returnable packaging (31.5% in the 4Q03 vs. 28.7% in the previous quarter), the higher presence of Skol brand in our mainstream segment (56.2% in the 4Q03 vs. 55.7% in the previous quarter) and the growth of super-premium segment (6.6% of total volume in 4Q03 vs. 6.2% in the previous quarter), were fully offset by seasonal volumes sold through the supermarket channel, some increase in taxes and targeted price reductions of the Antarctica Pilsen brand that took place in the quarter.

Total net sales reached R$1,937.9 million in the quarter, 4.1% above the same period in 2002. For the full year 2003, total net sales reached R$6,114.6 million, representing an increase of 10.2%.

Our total beer volumes fell 4.7% in 2003 as a consequence of: (i) a 2.1% decline in the Brazilian beer market according to AC Nielsen estimates, following a sluggish economic environment and poor weather conditions; and (ii) a massive market investment from a competitor along with a larger than usual delay of our competitors to realign prices, which together brought our weighted average market share down from 68.4% to 67.3%. In the fourth quarter 2003 our beer volume sold reached 16.1 million hectoliters, an 11.6% decline. Besides a significant loss in market share in the quarter, the Brazilian beer market contracted more than 4%, according to AC Nielsen estimates.

Cost of goods sold per hectoliter excluding depreciation (cash COGS) rose 23.1% yoy to R$40.8. As we stated in last quarter's earnings release, the increase in cash COGS is primarily a consequence of our hedging policy in both 2002 and 2003, structured to eliminate currency volatility from our results. The impact of our currency hedging policy in fourth quarter 2002 results was a gain of R$178.0 million[1] (R$9.8 per hectoliter), whilst the impact of our currency hedging policy in fourth quarter 2003 results was a loss of R$21.2 million[2] (R$1.3 per hectoliter). In addition, considering the effect of the difference of the spot average exchange rate prevailing in each quarter, which generated a positive effect of R$71.5 million[3] (R$3.9 per hectoliter), the compounded effect of AmBev's hedging policy and currency fluctuation implies an increase in cash COGS of R$7.2 per hectoliter (R$9.8 + R$1.3 – R$3.9) when we compare 4Q03 against 4Q02.

In a nutshell, excluding the non-operating effects, except for commodities price fluctuation, our cash COGS would have increased by only R$0.5 per hectoliter. Higher malt and paper prices, as well as lower beer volumes sold in the quarter negatively impacted our COGS. On the positive side, lower can prices and a shift in packaging mix (can presentations represented 27.3% of the beer volume sold in 4Q03 versus 27.7% in 4Q02) partially offset cost pressures.

Importantly, as we clearly anticipated in our two last conference calls, our cash COGS per hl declined on a sequential basis from R$40.9 to R$40.8. This decline would have been around R$1.9 higher when adjusting for the change in the sales mix, which is due to the seasonal increase in non-returnable presentations. The sequential decline in cash COGS is mainly a consequence of lower raw material (mainly malt), package and labor cost, combined with reduction in raw material losses and increase in production efficiency.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$548.5 million in the quarter, 48.7% above the R$368.8 million reported in the fourth quarter 2002. This increase is primarily a result of higher selling and marketing expenses and direct distribution expenses.

---

[1] Difference between the implicit hedged exchange rate in the 4Q02 (R$2.42=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$3.67=US$1.00).
[2] Difference between the implicit hedged exchange rate in the 4Q03 (R$3.26=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$2.90=US$1.00).
[3] Difference between the spot average exchange rate in 4Q02 (R$3.67=US$1.00) and the one in 4Q03 (R$2.90=US$1.00).

Selling and marketing expenses totaled R$228.4 million in the quarter versus R$102.7 million last year. This increase is a consequence of: (i) a one-time benefit of R$14.2 million in 2002 since we hedged our dollar-linked Brazilian Soccer Team sponsorship contract; (ii) a higher allocation of marketing expenses in the quarter given the seasonality curve (note that although our beer volumes decreased significantly in the second half of 2003, marketing expenses for the first half of the year had already been allocated as per our initial projected selling curve); (iii) the decision to implement some projects that were postponed in the first half of the year; (iv) pre-operational expenses for new direct distribution centers implemented during the quarter; and (v) higher marketing expenses related to the more competitive environment. On a yearly basis, selling and marketing expenses rose 14.2%, reaching R$534.0 million in 2003 compared to R$467.8 million in 2002.

Direct distribution expenses increased 47.3% in 4Q03 reflecting: (i) a 14.6% increase in direct sales volumes yoy; (ii) higher fixed costs associated with the expansion of our own direct distribution centers; (iii) higher fuel prices; and (iv) the increase in the proportion of bars, restaurants and small retailers in the distribution mix (this effect, however, is positive for the company; despite the higher distribution costs, the on-premise channel offers higher commercialization margins). On a per hectoliter basis, direct distribution expenses increased from R$19.4 to R$24.9.

General & administrative expenses reached R$87.4 million, an increase of 5.1% compared to the R$83.1 million reported in 4Q02. This increase was mainly a result of the creation of new regional offices during 2003, and also one-time expenses related to IT projects.

EBIT totaled R$675.1 million, 18.4% below the R$827.5 million reported in the fourth quarter 2002. EBIT margin was 34.8%, bellow the 44.5% reported in the fourth quarter 2002. EBITDA declined roughly 16%, to R$810.7 million with an EBITDA margin of 41.8%. Brazilian beer EBITDA accounted for 87.1% of Brazilian operations' total EBITDA, versus 89.8% in the fourth quarter of 2002, and 76.0% of AmBev's consolidated EBITDA.

Brazilian beer EBITDA reached R$2,500.0 million in 2003, 3.1% above the R$2,425.0 million reported in 2002. It accounted for 88.8% and 81.4% of the total Brazilian and consolidated results in 2003, respectively.

Brazilian Soft Drinks (CSD) and Non- Alcoholic Non-Carbonated Beverages (Nanc)

Soft Drinks (CSD)

The sluggish economic environment and poor weather conditions also affected the Brazilian soft drink market, where volumes fell 7.7% and 3.3% in the fourth quarter and full year 2003, respectively. However, our strategy to consistently focus on the "right fews", concentrating our efforts on our higher value-added products – Guaraná Antarctica, Pepsi and Pepsi Twist – continued to pay off.

According to AC Nielsen data, we ended 2003 with a 17.2% market share, up 80 and 120 basis points from September 2003 and December 2002, respectively. Our total volumes in the fourth quarter reached 5.4 million hectoliters, down 5.1% compared to the year ago quarter. The volumes of our core portfolio remained almost flat. However, the core portfolio rose as a percentage of our CSD mix from 82.2% in the 4Q02 to 85.8% in the 4Q03.

Net sales per hectoliter grew 5.5% compared to the fourth quarter 2002, reaching R$68.1. The positive impact of the better brand mix, higher direct volumes and our pricing initiatives were partially offset by higher federal and state taxes and a higher percentage of PET bottles in our sales mix. PET bottles were 72.3% of total CSD volume in the quarter, 523 basis points above the prior year period. On a sequential basis, our net sales per hectoliter fell 2.0%, fully explained by the higher presence of PET bottles in our sales mix (72.3% in the 4Q03 versus 69.9% in the 3Q03).

Total net sales in the quarter reached R$367.8 million, almost stable compared to the R$367.6 million reported in the same period last year. On a yearly basis, total net sales totaled R$1,205.1 million, up 9.9% compared to 2002.

Cost of goods sold per hectoliter, excluding depreciation, increased by 7.8% to R$39.2, mainly driven by our currency hedging policy. The positive impact of our currency hedging policy in fourth quarter 2002 resulted in a gain of R$57.7 million[4] (R$10.1 per hectoliter), whilst the negative impact of our currency hedging policy in fourth quarter 2003 resulted in a loss of R$11.1 million[5] (R$2.1 per hectoliter). In addition, considering the effect of the difference of the spot average exchange rate prevailing in each quarter, which generated a positive effect of R$30.3 million[6] (R$5.3 per hectoliter), the compounded effect of AmBev's hedging policy and currency fluctuation explain together an increase of around R$6.9 per hectoliter (R$10.1 + R$2.1 – R$5.3) in cash COGS comparing 4Q03 against 4Q02

CSD + Nanc 4Q03 Highlights	
CSD	
Guaraná + Pepsi (vol)	-0.9%
Total CSD volume	-5.1%
Net Sales/hl	+5.5%
Gross Profit	-2.8%
EBITDA	-3.7%
EBITDA/hl	+1.5%
EBITDA margin	25.4%
Nanc	
Total Nanc volume	-47.9%
Net Sales/hl	+50.7%
Gross Profit/hl	+105.3%
EBITDA	+65.3%
EBITDA/hl	+217.0%
EBITDA margin	24.8%

In a nutshell, our cash COGS would have decreased by R$4.0 per hectoliter on a currency-neutral basis.

Cash COGS were positively impacted by lower sugar, PET resin and aluminum can prices, as well as by the shift in the package mix towards PET bottles (that effect, however, is not beneficial for AmBev, since PET

[4] Difference between the implicit hedged exchange rate in the 4Q02 (R$2.42=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$3.67=US$1.00).
[5] Difference between the implicit hedged exchange rate in the 4Q03 (R$3.26=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$2.90=US$1.00).
[6] Difference between the spot average exchange rate in 4Q02 (R$3.67=US$1.00) and the one in 4Q03 (R$2.90=US$1.00).

bottles have lower contribution margins). On a sequential basis cash COGS per hectoliter declined from R$40.8 to R$39.2, or 3.9%.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$89.1 million in the quarter, 21.9% above the R$73.1 million reported in the year-ago quarter. Lower selling and marketing expenses partially offset higher G&A, direct distribution and depreciation expenses.

Selling and marketing expenses fell approximately 29% in the quarter compared to the year-ago quarter, totaling R$24.0 million. This reduction is primarily a consequence of the migration of part of the CSD marketing budget to support higher marketing expenses in the beer segment due to a more competitive environment prevailing in the quarter.

Direct distribution expenses grew 32.5% yoy, mainly explained by higher direct volumes, higher fixed costs from the expansion of our proprietary distribution centers and higher freight costs. Carbonated soft drink volumes sold directly totaled 2.8 million hectoliters, up 3% from the year-ago quarter. Direct sales were 52.4% of total soft drink volumes sold in the quarter, representing an increase of more than 400 basis points versus the fourth quarter 2002. On a per hectoliter basis, direct distribution expenses increased 28.9% as a consequence of higher freight and fixed costs.

Finally, G&A expenses increased 7.6% yoy as a result of inflationary pressures.

EBIT for the segment this quarter was R$58.9 million. This compares with R$79.2 million in fourth quarter 2002. EBITDA was R$93.6 million compared to R$97.2 million in the fourth quarter of 2002. EBITDA margin reached 25.4% in the quarter, repeating the excellent performance of 4Q02 despite the lower volumes and cost pressures, showing that our efforts leveraged the profitability of this segment.

Non-Alcoholic Non-Carbonated Soft Beverages (Nanc)

Net sales per hectoliter in the Nanc segment jumped 50.7% to R$158.3 in the quarter on the back of the same "right fews" strategy, focusing on high-margin products, in particular Gatorade.

Despite the fact that Nanc volumes shrank almost 48% in the quarter, causing a 21.4% decline in total sales in the 4Q03 versus 4Q02, segment profitability skyrocketed. EBITDA grew 65.3% reaching R$8.3 million in the quarter, and margins more than doubled (24.8% in the 4Q03 versus 11.8% in the 4Q02). On a per hectoliter basis, EBITDA was R$39.2, 217% higher than the same quarter in 2002.

Other Products Brazil

This segment is comprised of malt and by-products sales to third parties. Net sales for the forth quarter of 2003 amounted to R$45.9 million, 54.2% above the same period last year. EBITDA from this segment was R$17.7 million versus R$7.5 million in the fourth quarter 2002. EBITDA margin reached 38.6%, 1,352 basis points higher than the year-ago quarter.

International Operations

Note: As a result of the differences between Brazilian GAAP and Luxembourg GAAP, as well as due to some temporary adjustments in the accounting policies between Quinsa and AmBev, distortions may exist when comparing Quinsa's numbers as reported by AmBev with Quinsa's numbers as reported by Quinsa.

In 2003, Quinsa changed its method for allocating fixed costs and expenses to interim periods. Whereas in previous years Quinsa allocated these according to projected volumes for each of the quarters, in 2003 fixed costs and expenses were reflected as they were actually incurred. In order to allow comparability, numbers for 2002 were restated according the same method.

Quinsa Beer

Quinsa's operations continue to exceed our expectations. In Argentina, economic conditions continued to favor business with the appreciation of the local currency (Peso) and very low inflation. Though 4Q02 volumes were a very strong comparison basis, demand remained strong. Beer industry volumes decreased a slight 0.2% in the quarter, while Quinsa's volumes declined approximately 1% on a pro-forma basis compared to last year. Quinsa's brand mix continues to improve as Quilmes Cristal grew in proportion to the Company's sales, further enhancing margins. Moreover, the capture of some of the synergies of the merger combined with cost reductions, and the appreciation of the Peso over the last twelve months contributed to Quinsa's margin expansion in Argentina.

International Beer Highlights*

	4Q03	4Q02	%
Sales Volume (000 hl)			
Quinsa Beer	4,776	4,789	-0.3%
Quinsa CSD	1,892	1,751	8.1%
Venezuela	455	314	44.8%
Guatemala	74	-	n.m.
Peru CSD	378	-	n.m.
Ecuador	19	-	n.m.
Net Sales per hl (US$/hl)			
Quinsa Beer	35.8	33.2	8.0%
Quinsa CSD	25.0	24.7	1.4%
Venezuela	50.6	47.1	7.4%
Guatemala	101.7	-	n.m.
Peru CSD	21.7	-	n.m.
Ecuador	37.6	-	n.m.

*Sales volume and revenues/hl correspond to the full Quinsa operation. However, AmBev just consolidates its proportional stake (48.99%). Sales for Venezuela include CSD and Malta volumes. Sales volumes for Peru (CSD) and Ecuador (Beer) represent just 2 and 1 month of operations, respectively.

In Bolivia, although the country faced a social turmoil during October, fourth quarter 2003 sales volumes rose approximately 7% compared to the year ago quarter, reaching 0.6 million hectoliters. Lower administrative expenses positively affected EBITDA margin in the 4Q03.

In Chile, total beer volumes sold decreased approximately 16% as a result of the discontinuation of the Heineken brand during June 2003. Revenue management initiatives throughout the year, including some price realignments and the repositioning of Báltica and Becker brands presentations reduced the impact of lower sales volumes on revenues. Along with that, Quinsa's commitment to reduce costs and expenses drove EBITDA margin to record levels.

Operations in Paraguay benefited from a strong economic scenario, which translated into a better exchange rate and lower inflation. Higher beer volumes sold (+0.5% yoy) combined with a better brand mix (higher proportion of Brahma brand in total volumes sold, at the expense of Ouro Fino) positively impacted EBITDA margins.

Finally, Uruguayan beer operations were negatively affected by a 4% decline in volumes. On the positive side, a better brand mix drove net sales per hectoliter up 2%.

Quinsa's consolidated total beer volumes reached 4.78 million hectoliters in the fourth quarter 2003, almost stable compared to the pro-forma figures for fourth quarter 2002. Net revenues for beer in the fourth

quarter 2003 reached US$83.9 million (taking into account our 48.99% economic stake in the company), up 7.7% yoy. Quinsa's beer gross margin increased significantly to 63.3% in the quarter from 50.8% in the year-ago quarter. Cash SG&A as a percentage of net sales declined to 22.3% in the fourth quarter 2003 from 29.3% in the fourth quarter 2002. The decline in cash SG&A expenses is a result of Quinsa's tight grip on expenses as well as synergies related to the combination with AmBev.

Our 48.99% share of consolidated beer EBITDA was US$40.0 million in the fourth quarter, or R$118.7 million, versus a pro-forma US$23.5 million, or R$68.0 million, in the year-ago quarter. EBITDA margin surged to 47.7% versus 30.1% in the fourth quarter 2002. This segment represented 11.1% of AmBev's consolidated EBITDA in the quarter.

Quinsa Soft Drinks

Quinsa's soft drinks volumes reached 1.89 million hectoliters in the fourth quarter 2003, versus a pro-forma 1.75 million in the year-ago quarter. Revenue management and higher sales led to a 9.6% increase in net revenues, reaching US$23.2 million in the fourth quarter 2003 (adjusted to reflect our 48.99% economic stake in the company) versus US$21.1 million in fourth quarter 2002. Gross margin reached 35.0% in the quarter versus 30.8% in the year ago quarter. Cash SG&A as a percentage of net sales declined to 19.6% in the fourth quarter 2003 from 25.3% in the fourth quarter 2002.

EBITDA for soft drinks reached US$4.5 million, or R$10.6 million, in the fourth quarter 2003 versus a pro-forma US$2.2 million (R$6.5 million) in the year-ago quarter. EBITDA margin went from 10.5% to 19.4%.

Other International Operations

Volumes in Venezuela (including domestic and export beer and malt soft drinks volumes) increased 44.8% compared to 4Q02, when a nationwide strike seriously harmed market volumes. In December the Brahma brand achieved record market share in the Caracas region, the main Venezuelan market, of 28.5%, according to SURVEY-PROMOTING. On a national basis, Brahma's market share reached 6.9%, according to SURVEY-PROMOTING. Total volumes for 2003 were 1.5% lower than in 2002, basically due to economic and political instability. Along with the slight decrease in volumes, the economic crisis in Venezuela pressured our results. EBITDA in 4Q03 was a negative R$0.8 million compared to R$0.3 million positive in 4Q02. EBITDA for the full year was R$7.9 million negative, compared to R$7.2 million positive in 2002.

In Guatemala, the performance of Cerveceria Rio, our joint venture with PepsiCo bottler Cabcorp, was outstanding. Volumes in the fourth quarter reached 74,000 hectoliters. In December the Brahva brand (the Brahma version for Guatemala) reached 10% market share nationwide and 18% in Guatemala City, the country's main market, according to AC Nielsen. Cerveceria Rio already generated positive EBITDA, which amounted to R$9.1 million during its first quarter of operations.

In Peru and Ecuador AmBev is currently taking over control of the operations acquired in November and December, respectively. Both of them should contribute positive EBITDA from 2004 on. EBITDA accumulated for the two operations was a negative R$1.3 million in the quarter.

AMBEV -- CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev Brazil and international operations result in AmBev's consolidated financials. Income statements are provided for AmBev's Brazilian operations as well as for AmBev's consolidated operations. Consolidated financial statements for fourth quarter and full year 2002 are pro-forma.

Net Sales

Net sales for the Brazilian operations during the quarter rose 3.6% to R$2,384.9 million. This increase is a combined effect of our revenue management initiatives, evidenced by better brand mix and higher direct sales, as well as our policy to keep consumer prices stable in real terms. Our initiatives were partially offset by lower volumes in all beverage segments. On an annual basis, net sales totaled R$7,637.7 million, 10.2% above the R$6,929.0 million reported for the full year 2002.

International net revenues rose by an impressive 24.8% in the fourth quarter, primarily as a result of the turnaround in Quinsa's business as well as to the successful launch of our recent operations in Guatemala, Ecuador and Peru.

Consolidated net revenues rose 6.4% to R$2,809.9 million in the quarter. In the year, net revenues grew 10.2% to R$8,683.8 million.

Table 2 -- Net Sales R$ millions	4Q03*	4Q02*	% Change	2003	2002*	% Change
Beer Brazil	1,937.9	1,861.3	+4.1%	6,114.6	5,546.4	+10.2%
Soft Drinks and Nanc	401.1	410.0	-2.2%	1,332.1	1,228.9	+8.4%
Other Products	45.9	29.7	+54.2%	190.9	153.7	+24.2%
Total Brazilian Operations	**2,384.9**	**2,301.0**	**+3.6%**	**7,637.7**	**6,929.0**	**+10.2%**
International Operations	**425.0**	**340.6**	**+24.8%**	**1,046.1**	**948.4**	**+10.3%**
TOTAL – AmBev Consolidated	**2,809.9**	**2,641.6**	**+6.4%**	**8,683.8**	**7,877.4**	**+10.2%**

Values may not add due to rounding. *The analysis of AmBev's Brazilian operations for 4Q03, 4Q02, 2003 and 2002 as well as of AmBev's consolidated financials for 4Q02 and 2002 are based on pro-forma figures.

Cost of Goods Sold

Cash cost of goods sold for the Brazilian operations rose 7.0% to R$920.4 million in the fourth quarter of 2003 versus R$860.2 million in the year-ago quarter. On a per hectoliter basis, total cost of goods sold excluding depreciation was R$42.4, 19.8% higher compared to the year ago quarter (R$35.4).

As previously mentioned, our currency hedging policy in place in both 4Q03 and 4Q02 explain over 100% of our cash COGS increase yoy. Concerning our Brazilian operations, the impact of our hedging policy was R$235.7 million[7] positive (R$9.7 per hectoliter) in fourth quarter 2002 (in other words, our cost reported in that period was <u>lower</u> by this amount); on the other hand, our currency hedging policy for the Brazilian operations in fourth quarter 2003 yielded a negative result of R$32.3 million[8] (R$1.5 per hectoliter). In addition, considering the effect of the difference of the spot average exchange rate prevailing in each

[7] Difference between the implicit hedged exchange rate in the 4Q02 (R$2.42=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$3.67=US$1.00).
[8] Difference between the implicit hedged exchange rate in the 4Q03 (R$3.26=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$2.90=US$1.00).

quarter, which generated a positive effect of R$101.8 million[9] (R$4.2 per hectoliter), the compounded impact of AmBev's hedging policy and currency fluctuation explains around R$7.0 per hectoliter (R$9.7 + R$1.5 – R$4.2) of the increase in cash COGS. Stripping out all the currency effects, either due to our hedging policy or FX rate fluctuation, our cash COGS would have remained almost flat.

All the positive effects that impacted AmBev's cash COGS for the Brazilian operations, namely lower can, sugar and PET resin prices, as well as the shift in packaging mix towards lower cost presentations (returnable 600ml bottle for beer and PET bottles for CSD) and efficiency improvements (e.g. higher conversion yields and lower consumption of raw material), were totally offset by higher malt and paper prices, as well as lower volumes sold in the quarter.

As anticipated in our second and third quarter conference calls, AmBev reported a decline in cash COGS per hectoliter on a sequential basis – R$42.4 in fourth quarter 2003 versus R$43.7 in the previous quarter, representing a 3.0% sequential decline. Adjusting for the change in the sales mix resulting from seasonal higher sales of non-returnable presentations during 4Q03, the sequential decline in cash COGS per hectoliter would have fallen another R$0.8, bringing the total decline to 4.7%. Cash COGS improvement is the result of a combination of factors, including better prices of commodities (namely malt and sugar). Moreover, it is also evidence that AmBev continues to improve its efficiency on a daily basis due to the company's strategy to: (i) achieve further reduction of prices of raw material, packaging and utilities through negotiation, development of new domestic and international suppliers and tolling operations; (ii) reduce costs and increase yields through several multifunctional initiatives and projects; (iii) packaging engineering; (iv) further increase process and packaging efficiency through growing focus on plant floor execution; and (v) further reduce fixed costs through centralization.

Depreciation per hectoliter rose 5.1% in the quarter, mainly as a result of lower volumes sold.

Although we have started three new operations recently, our international operations' cash COGS per hectoliter declined by 9.8% yoy, mainly as a result of Quinsa's cash COGS reduction.

Consolidated COGS reached R$1,182.2 million in the quarter, up 6.1% relative to the same period in 2002. Consolidated COGS per hectoliter rose by 14.0%.

Table 3 -- Cost Breakdown R$/hl	4Q03*	4Q02*	% Change	2003*	2002*	% Change
Brazilian Operations						
Raw Material	13.1	9.7	+35.2%	13.5	10.2	+31.9%
Packaging	21.4	17.9	+19.1%	20.9	17.8	+17.4%
Labor	2.4	2.3	+5.8%	2.6	2.7	-3.5%
Depreciation	3.0	2.9	+5.1%	3.7	4.1	-10.0%
Other	5.5	5.4	+0.4%	6.7	5.4	+23.0%
Total – Brazilian Operations	**45.4**	**38.2**	**+18.7%**	**47.4**	**40.3**	**+17.6%**
COGS Excluding Depreciation (Brazil)	42.4	35.4	+19.8%	43.7	36.2	+20.8%
International Operations	**46.8**	**52.4**	**-10.6%**	**52.2**	**59.5**	**-12.4%**
TOTAL - AmBev Consolidated	**45.6**	**40.0**	**+14.0%**	**48.0**	**42.4**	**+13.2%**

Values may not add due to rounding. * The analysis of AmBev's Brazilian operations for 4Q03, 4Q02, 2003 and 2002, as well as of AmBev's consolidated financials for 4Q02 and 2002 are based on pro-forma figures.

[9] Difference between the spot average exchange rate in 4Q02 (R$3.67=US$1.00) and the one in 4Q03 (R$2.90=US$1.00).

Table 4 -- Cost Breakdown R$ millions	4Q03*	4Q02*	% Change	2003*	2002*	% Change
Brazilian Operations						
Raw Material	284.4	235.5	+20.8%	998.9	794.2	+25.8%
Packaging	464.2	436.2	+6.4%	1,548.9	1,383.1	+12.0%
Labor	53.2	56.3	-5.5%	195.4	212.3	-8.0%
Depreciation	65.4	69.7	-6.1%	272.0	316.9	-14.2%
Other	118.7	132.2	-10.3%	494.2	421.2	+17.3%
Total – Brazilian Operations	**985.9**	**929.9**	**+6.0%**	**3,509.4**	**3,127.6**	**+12.2%**
COGS Excluding Depreciation (Brazil)	920.4	860.2	+7.0%	3,237.4	2,810.5	+15.2%
International Operations	**196.4**	**184.4**	**+6.5%**	**534.7**	**561.1**	**-4.7%**
TOTAL -- AmBev Consolidated	**1,182.2**	**1,114.2**	**+6.1%**	**4,044.2**	**3,688.8**	**+9.6%**

Values may not add due to rounding. * The analysis of AmBev's Brazilian operations for 4Q03, 4Q02, 2003 and 2002, as well as of AmBev's consolidated financials for 4Q02 and 2002 are based on pro-forma figures.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (including direct distribution and depreciation) for the Brazilian operations rose 40.4% relative to the year ago quarter. On an annual basis, SG&A expenses totaled R$1,957.5 million, 10.7% higher compared to the R$1,767.5 million reported in 2002.

Selling and marketing expenses for the Brazilian operations totaled R$252.4 million, approximately 75% above the fourth quarter 2002. The increase in selling and marketing expenses is mainly a consequence of: (i) a benefit of R$14.2 million related to our hedging policy in 2002 (note that in 2002 we hedged our dollar-linked Brazilian Soccer Team sponsorship contract, among others); (ii) a higher allocation of marketing expenses in the quarter given the seasonality curve (note that although our beer volumes have decreased significantly in the second half of 2003, marketing expenses for the first half of the year were allocated according our initial projected selling curve); (iii) the decision to implement some projects that were postponed in the first half of the year, as already mentioned in our 3Q03 Press Release; (iv) some pre-operational expenses related to new direct distribution centers implemented during the quarter; and (v) higher marketing expenses related to the more competitive environment in the Brazilian beer market. On an annual basis, selling and marketing expenses for the Brazilian operations reached R$627.9 million, essentially flat compared to the R$628.5 million reported in 2002.

Selling and marketing expenses for international operations were 18.4% higher compared to the R$68.3 million reported in the fourth quarter 2002. The main reason for this increase is the start-up of new international operations (Guatemala, Peru and Ecuador).

General and administrative expenses for the Brazilian operations totaled R$91.5 million in the fourth quarter 2003, 5.0% above the R$87.1 million reported in the year-ago quarter. This increase in G&A expenses was mainly a result of the creation of new regional offices during 2003, and also one-time expenses related to some IT projects. On an annual basis, G&A expenses for the Brazilian operations totaled R$351.6 million slightly up from the R$346.4 million reported in 2002.

General and administrative expenses for international operations amounted to R$23.6 million in the quarter, 7.9% lower compared to the year-ago quarter.

Depreciation and amortization for the Brazilian operations rose 15.7% to R$107.4 million due to the expansion of our direct distribution network and sub-zero cooler placement at strategically located and high volume points of sale.

Depreciation expenses for international operations were 29.8% above the same period last year.

Direct Distribution Expenses

Direct distribution for Brazilian operations accounted for 41.9% of total sales volume during the quarter, compared to 34.4% during the same period last year and to 37.4% during the previous quarter, indicating that the company continues to focus on its strategy to increase direct distribution. Direct distribution expenses in Brazil totaled R$190.4 million in the quarter, 42.8% above the year-ago quarter and 30.2% above the previous quarter. On a per hectoliter basis, AmBev's domestic direct distribution cost reached R$20.9 in the fourth quarter, an increase of 31.1% compared to R$15.9 per hectoliter registered in the year-ago quarter. This increase in direct distribution costs per hectoliter is a combination of: (i) higher freight prices, mainly as a result of higher fuel prices; (ii) higher participation of bars, restaurants and small retails in the distribution mix (this effect, however, is positive for the company; despite the higher distribution costs, the on-premise channel offers higher commercialization margins); and (iii) the increase in operational fixed cost related to the increase in the number of direct distribution centers.

Direct distribution cost for international operations, essentially in our Venezuelan operations, reached R$10.8 million in the fourth quarter, almost stable compared to the fourth quarter 2002.

Consolidated direct distribution costs reached R$201.2 million in the quarter and R$648.6 million in the year, up 39.8% and 26.2% relative to the same periods in 2002.

Provision for Contingencies

Fourth quarter provisions for the Brazilian operations totaled R$105.3 million. This amount is primarily comprised of R$62.4 million labor provision, R$38.5 million related to sales tax provision and R$4.4 million related to a dispute regarding whether financial income is subjected to PIS/COFINS tax.

On a consolidated basis, provisions for contingencies totaled R$61.5 million. A reversion of provision in Quinsa's business of R$43.7 million related to some taxes allowance from its Bolivian operations partially offset the total provision for contingencies.

Other Operating Income, Net

Net other operating expenses for the Brazilian operations totaled R$29.4 million in the fourth quarter. This amount is comprised of a loss of R$18.4 million related to the impact of the Real appreciation on AmBev's investments in its international operations, a loss of R$46.4 million in goodwill amortization (Antarctica, Astra, Cympay, Salus, Quinsa and others) and a loss of R$16.5 million related to the re-appraisal of the Company's actuarial liabilities under Brazilian GAAP based on CVM's resolution #371. Tax incentives realized by AmBev's subsidiaries (mainly CBB) contributed with positive R$48.2 million. The difference is comprised of several other items.

Net other operating expenses for international operations reached R$7.7 million in the quarter, almost fully explained by Quinsa.

Financial Income and Financial Expenses

AmBev's Brazilian foreign currency debt exposure remains fully protected by hedging transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than market value, while assets must be recorded at the lower of market value or accrual basis *(accrual basis is calculated using the terms of the contracts between the Company and the counterpart as reference).* Therefore, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

During the fourth quarter, the U.S. dollar coupon for securities maturing in 2008 decreased from 8.6% p.a. to 6.7% p.a. and the U.S. dollar coupon for securities maturing in 2005 decreased from 3.7% p.a. to 2.6% p.a., causing a gain in the market value of these securities. On December 31, 2003, as the market value of our hedge instruments was higher than their accrual value, we had to book the assets based on accrual basis rather than market value. Had the company been able to reflect its assets at market value it would have realized a gain of R$106.7 million.

Table 5 -- Breakdown of Net Financial Result R$ 000	4Q03*	4Q02*	2003*	2002*
Financial income				
Financial income on cash and cash equivalents	77,621	105,206	222,871	124,974
Foreign exchange gains (losses) on assets	(6,888)	(89,504)	(133,093)	1,007,547
Swap and forward activities (*)	(61,477)	(936,943)	322,405	44,431
Interest on taxes, contributions and deposits	8,515	1,180,822	77,472	1,202,400
Other	30,919	86,599	64,801	127,343
Total – Brazilian Operations	**48,691**	**346,180**	**554,457**	**2,506,694**
Financial expense				
Interest expense on local currency debt	29,037	27,165	129,885	109,396
Interest expense on foreign currency debt	102,341	101,482	304,659	332,435
Foreign exchange losses (gains) on debt	(478)	(355,221)	(524,515)	1,624,870
Taxes on financial transactions	27,472	22,923	90,934	94,994
Swap and forward activities	46,432	469,333	297,950	900,580
Other	28,596	5,793	147,815	72,842
Total – Brazilian Operations	**233,400**	**271,475**	**446,728**	**3,135,116**
Net financial result – Brazilian Operations	**(184,709)**	**74,705**	**107,729**	**(628,422)**
Net financial result—International Operations	**(19,578)**	**NA**	**(14,619)**	**NA**
Total AmBev Consolidated	**(204,287)**	**NA**	**93,110**	**NA**

*(*) 4Q03 and 2003 results include a provision for an adjustment of the value of our hedge instruments from market to accrual basis of R$106.7 MM and R$205.9 MM, respectively. Values may not add to rounding. * The analysis of AmBev's Brazilian operations for 4Q03 and 4Q02 is based on pro-forma figures.*

On December 31, 2003 our net debt for the Brazilian operations was R$2,652.8 million, slightly above the R$2,338.6 million reported in the previous quarter. During the quarter our cash position was impacted by the disbursement of approximately R$718 million related to the interim dividends payment announced on September 2, and paid on October 13.

The average cost of short and long-term debt denominated in Reais for the Brazilian operations was 12.0% and 6.8%, respectively. Local currency debt remains composed mainly of funding from the Brazilian

development bank - BNDES. Similarly, our average cost of short and long-term foreign currency debt was 7.0% and 10.5%, respectively, in dollar terms. Foreign currency debt is comprised principally of the 10-year Bonds issued in 2001 and 2003 and the Syndicated Loan maturing in 2004.

Table 6 -- Debt Position – Brazilian Operations R$ millions	**Local Currency**	**Foreign Currency**	**Total**
Short-Term Debt	261.9	1,336.3	1,598.2
Long-Term Debt	639.5	2,990.1	3,629.6
Total	**901.4**	**4,326.3**	**5,227.8**
Cash and Marketable Securities (incl. Derivatives)			2,574.9
Net Debt			**2,652.8**

Values may not add due to rounding.

Consolidated Balance Sheet

Including our proportional stake in Quinsa and our operations in Venezuela, Guatemala, Ecuador and Peru, consolidated net debt was R$3,187.5 million in the fourth quarter 2003. Short-term debt reached R$1,976.1 million and long-term debt reached R$4,004.3 million.

Table 7 -- Debt Position – AmBev Consolidated R$ millions	**Local Currency**	**Foreign Currency**	**Total**
Short-Term Debt	261.9	1,714.1	1,976.1
Long-Term Debt	639.5	3,364.8	4,004.3
Total	**901.4**	**5,079.0**	**5,980.4**
Cash and Marketable Securities (incl. Derivatives)			2,792.9
Net Debt			**3,187.5**

Values may not add due to rounding.

Non-Operating Income/Expense

During the fourth quarter 2003, consolidated non-operating expenses for the Brazilian operations amounted to R$81.8 million, composed primarily of a provision of R$47.9 million for losses on asset sales and a loss of R$35.6 million related to the net effect of Quinsa's share buyback programs, which, despite increasing our stake in the Company, has a negative effect on Quinsa's Shareholders Equity since Quinsa's shares are trading above its book value.

Net non-operating expenses for International operations in the quarter reached R$7.8 million.

Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$31.9 million. At the full tax rate of 34%, fourth quarter income tax provision would have amounted to R$161.1 million. The provision for income tax was positively affected by: (i) the provision for interest on own capital (R$35.9 million); (ii) deductible taxes on subsidiaries abroad (R$56.5 million, including Quinsa); (iii) a tax benefit associated with financed sales taxes which were forgiven by the government (R$16.4 million); and (iv) the write-off of Astra's goodwill from CBB balance sheet (R$37.1 million). Several other items amounted to a provision of R$16.7 million.

Table 8 – Income Tax R$ millions	4Q03
Net income before income tax, social contribution and minorities	**473.9**
Income tax and social contribution at nominal tax rate	(161.1)
Benefit on interest on own capital	35.9
Deductible taxes on subsidiaries abroad, including Quinsa	56.5
Tax incentives	16.4
Astra's write-off from CBB balance sheet	37.1
Others	(16.7)
Total	**(31.9)**

Values may not add due to rounding.

Profit Sharing and Contributions

During this quarter AmBev reverted, on a consolidated basis, R$7.7 million in provisions related to employee profit sharing, since the internal targets for 2003 were not met.

Minority Interest

On a consolidated basis, minority shareholders in our subsidiaries shared gains of R$8.2 million in the quarter. Gains were due principally to the positive performance of our international operations.

Net Income

Net income for Brazilian operations reached R$308.1 million in the quarter, compared to R$413.8 million in fourth quarter 2002. Consolidated net income, which is the basis for the calculation of dividends, reached R$433.7 million in fourth quarter 2003. In 2003, consolidated net income amounted to R$1,411.6 million. Consolidated earnings per ADR (based on outstanding shares) were US$0.39 (R$1.14) in the fourth quarter 2003, and US$1.21 (R$3.72) in 2003.

RECENT DEVELOPMENTS

Acquisition of the second largest brewer in Ecuador

On December 02, AmBev announced the acquisition of the second largest brewer in Ecuador - Cerveceria SurAmericana. The company has one state-of-the-art plant with annual beer production capacity of 0.9 million hectoliters located in the industrial region of Guayaquil, the largest market in the country. According to AmBev's estimates, the capacity of this plant is enough to supply approximately 30% of the total Ecuadorian beer market. Through this plant, Cerveceria SurAmericana is able to sell its Biela brand (Biela Lager, Biela Light, Biela Reserva Especial and Biela Extra) to the whole country via its own sales force. In 2002, according to our estimates, Cerveceria SurAmericana held approximately 6% of the local beer market.

For more details, please visit www.ambev-ir.com.

Entry in the Dominican Republic's beverage market

On February 12, AmBev announced an agreement with Embotelladora Dominicana CXA (Embodom), PepsiCo's exclusive bottler for Dominican Republic. In accordance with the transaction architecture built up, AmBev and Embodom become partners in a company that will commercialize both soft drinks and beer in the Dominican beverage market, in which AmBev will hold a 66% stake.

Embodom currently holds a leadership position in the Dominican soft drinks market, with a market share of 56.0% as of November 2003, according to EMEVENCA data. The company sells PepsiCo's core soft drinks brands (Pepsi Cola, Seven Up and Mirinda), as well as its own brand Red Rock. Embodom has one bottling plant with capacity to produce 2.3 million hectoliters per year, which is located in the city of Santo Domingo, capital of the Dominican Republic and its main market. Besides the plant, the company counts on 25 distribution centers across the country, servicing the whole Dominican beverage market.

For more details, please visit www.ambev-ir.com.

4Q03 EARNINGS CONFERENCE CALL

Date & Time: Friday, March 5th, 2004
11:00 am – US Eastern Time
1:00 pm – São Paulo Time

Numbers:	**US/International Participants:**	+1 (973) 582-2737
	Toll Free (Brazil):	(0800) 891-5046
	Toll Free (UK):	(0800) 068-9199
	Conference Call ID:	**AmBev**

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

Pedro Ferraz Aidar
(5511) 2122-1415
acpaidar@ambev.com.br

Fernando Vichi
(5511) 2122-1414
acfgv@ambev.com.br

WWW.AMBEV-IR.COM

AmBev - Segment Financial Information

	AmBev Brazil (Pro Forma)												International Operations (2)			AmBev Consolidated (3)		
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)								
	4Q03	4Q02	%	4Q03	4Q02	%	4Q03	4Q02	%	4Q03	4Q02	%	4Q03	4Q02	%	4Q03	4Q02	%
Volumes (000 hl)	**16,117**	**18,225**	**-11.6%**	**5,612**	**6,097**	**-8.0%**				**21,729**	**24,323**	**-10.7%**	**7,594**	**6,854**	**10.8%**	**29,322**	**31,177**	**-5.9%**
R$ million																		
Net Sales	1,937.9	1,861.3	4.1%	401.1	410.0	-2.2%	45.9	29.7	54.2%	2,384.9	2,301.0	3.6%	425.0	340.6	24.8%	2,809.9	2,641.6	6.4%
COGS	(714.2)	(665.0)	7.4%	(244.1)	(249.3)	-2.1%	(27.5)	(15.6)	76.2%	(985.9)	(929.9)	6.0%	(196.4)	(184.4)	6.5%	(1,182.2)	(1,114.2)	6.1%
Gross Profit	1,223.7	1,196.3	2.3%	157.0	160.7	-2.3%	18.4	14.1	29.9%	1,399.0	1,371.1	2.0%	228.7	156.2	46.4%	1,627.7	1,527.3	6.6%
SG&A	(548.5)	(368.8)	48.7%	(92.4)	(81.4)	13.4%	(0.7)	(6.8)	-90.2%	(641.6)	(457.1)	40.4%	(125.6)	(112.4)	11.7%	(767.2)	(569.5)	34.7%
EBIT	675.1	827.5	-18.4%	64.6	79.2	-18.5%	17.7	7.3	141.4%	757.4	914.0	-17.1%	103.0	43.8	135.4%	860.5	957.8	-10.2%
Depr. & Amort.	(135.6)	(139.4)	-2.8%	(37.3)	(23.0)	62.3%	0.0	(0.1)	-100.0%	(172.8)	(162.5)	6.4%	(33.3)	(31.0)	7.3%	(206.1)	(193.5)	6.5%
EBITDA	810.7	966.8	-16.2%	101.8	102.2	-0.3%	17.7	7.5	137.3%	930.2	1,076.5	-13.6%	136.3	74.8	82.2%	1,066.6	1,151.3	-7.4%
% of Total EBITDA	**76.0%**	**84.0%**		**9.5%**	**8.9%**		**1.7%**	**0.6%**		**87.2%**	**93.5%**		**12.8%**	**6.5%**				
% of Net Sales																		
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%	
COGS	-36.9%	-35.7%		-60.9%	-60.8%		-59.9%	-52.4%		-41.3%	-40.4%		-46.2%	-54.1%		-42.1%	-42.2%	
Gross Profit	63.1%	64.3%		39.1%	39.2%		40.1%	47.6%		58.7%	59.6%		53.8%	45.9%		57.9%	57.8%	
SG&A	-28.3%	-19.8%		-23.0%	-19.9%		-1.5%	-22.9%		-26.9%	-19.9%		-29.6%	-33.0%		-27.3%	-21.6%	
EBIT	34.8%	44.5%		16.1%	19.3%		38.6%	24.7%		31.8%	39.7%		24.2%	12.9%		30.6%	36.3%	
Depr. & Amort.	-7.0%	-7.5%		-9.3%	-5.6%		0.0%	-0.4%		-7.2%	-7.1%		-7.8%	-9.1%		-7.3%	-7.3%	
EBITDA	41.8%	51.9%		25.4%	24.9%		38.6%	25.1%		39.0%	46.8%		32.1%	22.0%		38.0%	43.6%	
Per Hectoliter (R$/hl)																		
Net Sales	120.2	102.1	17.7%	71.5	67.2	6.3%				109.8	94.6	16.0%	101.4	96.8	4.7%	108.4	94.9	14.2%
COGS	(44.3)	(36.5)	21.5%	(43.5)	(40.9)	6.4%				(45.4)	(38.2)	18.7%	(46.8)	(52.4)	-10.6%	(45.6)	(40.0)	14.0%
Gross Profit	75.9	65.6	15.7%	28.0	26.4	6.1%				64.4	56.4	14.2%	54.5	44.4	22.8%	62.8	54.9	14.5%
SG&A	(34.0)	(20.2)	68.2%	(16.5)	(13.4)	23.2%				(29.5)	(18.8)	57.1%	(30.0)	(32.0)	-6.3%	(29.6)	(20.5)	44.7%
EBIT	41.9	45.4	-7.7%	11.5	13.0	-11.4%				34.9	37.6	-7.2%	24.6	12.4	97.5%	33.2	34.4	-3.5%
Depr. & Amort.	(8.4)	(7.6)	10.0%	(6.6)	(3.8)	76.3%				(8.0)	(6.7)	19.1%	(7.9)	(8.8)	-10.0%	(8.0)	(7.0)	14.4%
EBITDA	50.3	53.0	-5.2%	18.1	16.8	8.3%				42.8	44.3	-3.3%	32.5	21.3	52.9%	41.1	41.4	-0.5%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1) Figures for AmBev Brazil are pro-forma for 4Q02 and 4Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.

(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Peru and Ecuador. Numbers for 4Q02 are pro-forma.

(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations. Figures for 4Q02 are pro-forma.

AmBev - Segment Financial Information	AmBev Brazil (Pro Forma)												International Operations (2)			AmBev Consolidated (3)		
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)								
	2003	2002	%	2003	2002	%	2003	2002	%	2003	2002	%	2003	2002	%	2003	2002	%
Volumes (000 hl)	**55,260**	**58,010**	**-4.7%**	**18,798**	**19,641**	**-4.3%**				**74,058**	**77,650**	**-4.6%**	**20,571**	**19,287**	**6.7%**	**94,630**	**96,937**	**-2.4%**
R$ million																		
Net Sales	6,114.6	5,546.4	10.2%	1,332.1	1,228.9	8.4%	190.9	153.7	24.2%	7,637.7	6,929.0	10.2%	1,046.1	948.4	10.3%	8,683.8	7,877.4	10.2%
COGS	(2,503.6)	(2,237.1)	11.9%	(887.3)	(809.0)	9.7%	(118.6)	(81.5)	45.5%	(3,509.4)	(3,127.6)	12.2%	(534.7)	(561.1)	-4.7%	(4,044.2)	(3,688.7)	9.6%
Gross Profit	3,611.0	3,309.3	9.1%	444.9	419.9	5.9%	72.3	72.2	0.2%	4,128.3	3,801.4	8.6%	511.3	387.2	32.1%	4,639.6	4,188.6	10.8%
SG&A	(1,624.1)	(1,433.4)	13.3%	(330.8)	(311.7)	6.1%	(2.6)	(22.4)	-88.4%	(1,957.5)	(1,767.5)	10.8%	(375.9)	(362.3)	3.8%	(2,333.5)	(2,129.7)	9.6%
EBIT	1,987.0	1,875.9	5.9%	114.0	108.2	5.4%	69.7	49.8	40.0%	2,170.7	2,033.9	6.7%	135.4	25.0	442.5%	2,306.1	2,058.9	12.0%
Depr. & Amort.	(513.0)	(549.1)	-6.6%	(131.8)	(80.5)	63.8%	0.0	(6.2)	-100.0%	(644.8)	(635.8)	1.4%	(121.5)	(109.9)	10.6%	(766.3)	(745.7)	2.8%
EBITDA	2,500.0	2,425.0	3.1%	245.9	188.7	30.3%	69.7	56.0	24.4%	2,815.6	2,669.7	5.5%	256.9	134.8	90.6%	3,072.5	2,804.6	9.6%
% of Total EBITDA	**81.4%**	**86.5%**		**8.0%**	**6.7%**		**2.3%**	**2.0%**		**91.6%**	**95.2%**		**8.4%**	**4.8%**				
% of Net Sales																		
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%	
COGS	-40.9%	-40.3%		-66.6%	-65.8%		-62.1%	-53.0%		-45.9%	-45.1%		-51.1%	-59.2%		-46.6%	-46.8%	
Gross Profit	59.1%	59.7%		33.4%	34.2%		37.9%	47.0%		54.1%	54.9%		48.9%	40.8%		53.4%	53.2%	
SG&A	-26.6%	-25.8%		-24.8%	-25.4%		-1.4%	-14.6%		-25.6%	-25.5%		-35.9%	-38.2%		-26.9%	-27.0%	
EBIT	32.5%	33.8%		8.6%	8.8%		36.5%	32.4%		28.4%	29.4%		12.9%	2.6%		26.6%	26.1%	
Depr. & Amort.	-8.4%	-9.9%		-9.9%	-6.6%		0.0%	-4.1%		-8.4%	-9.2%		-11.6%	-11.6%		-8.8%	-9.5%	
EBITDA	40.9%	43.7%		18.5%	15.4%		36.5%	36.5%		36.9%	38.5%		24.6%	14.2%		35.4%	35.6%	
Per Hectoliter (R$/hl)																		
Net Sales	110.7	95.6	15.7%	70.9	62.6	13.3%				103.1	89.2	15.6%	102.0	100.6	1.4%	103.0	90.5	13.9%
COGS	(45.3)	(38.6)	17.5%	(47.2)	(41.2)	14.6%				(47.4)	(40.3)	17.7%	(52.2)	(59.5)	-12.4%	(48.0)	(42.4)	13.2%
Gross Profit	65.3	57.0	14.5%	23.7	21.4	10.7%				55.7	49.0	13.9%	49.9	41.1	21.4%	55.0	48.1	14.4%
SG&A	(29.4)	(24.7)	18.9%	(17.6)	(15.9)	10.9%				(26.4)	(22.8)	16.1%	(36.7)	(38.4)	-4.6%	(27.7)	(24.5)	13.2%
EBIT	36.0	32.3	11.2%	6.1	5.5	10.1%				29.3	26.2	11.9%	13.2	2.6	398.7%	27.4	23.6	15.7%
Depr. & Amort.	(9.3)	(9.5)	-1.9%	(7.0)	(4.1)	71.1%				(8.7)	(8.2)	6.3%	(11.9)	(11.7)	1.7%	(9.1)	(8.6)	6.1%
EBITDA	45.2	41.8	8.2%	13.1	9.6	36.1%				38.0	34.4	10.6%	25.1	14.3	75.2%	36.4	32.2	13.1%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1) Figures for AmBev Brazil are pro-forma for 2002 and 2003, and consist of Brazilian Beer, CSD & Nanc and Others segments.

(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Peru and Ecuador. Numbers for 2002 are pro-forma.

(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations. Figures for 2002 are pro-forma.

CONSOLIDATED INCOME STATEMENT	AmBev Brazil			AmBev Consolidated		
Corporate Law R$ 000	Pro Forma 4Q03	Pro Forma 4Q02	%	4Q03	Pro Forma 4Q02	%
Net Sales	2,384,866	2,300,991	3.6%	2,809,901	2,641,573	6.4%
Cost of Goods Sold	(985,857)	(929,885)	6.0%	(1,182,224)	(1,114,243)	6.1%
Gross Profit	**1,399,009**	**1,371,106**	**2.0%**	**1,627,677**	**1,527,330**	**6.6%**
Gross Margin (%)	*58.7%*	*59.6%*		*57.9%*	*57.8%*	
Selling and Marketing Expenses	(252,374)	(143,849)	75.4%	(333,209)	(212,145)	57.1%
% of sales	*10.6%*	*6.3%*		*11.9%*	*8.0%*	
Direct Distribution Expenses	(190,350)	(133,323)	42.8%	(201,188)	(143,896)	39.8%
% of sales	*8.0%*	*5.8%*		*7.2%*	*5.4%*	
General & Administrative	(91,473)	(87,111)	5.0%	(115,031)	(112,684)	2.1%
% of sales	*3.8%*	*3.8%*		*4.1%*	*4.3%*	
Depreciation & Amortization	(107,389)	(92,802)	15.7%	(117,783)	(100,809)	16.8%
Total SG&A	**(641,587)**	**(457,085)**	**40.4%**	**(767,211)**	**(569,535)**	**34.7%**
% of sales	*26.9%*	*19.9%*		*27.3%*	*21.6%*	
EBIT	**757,422**	**914,021**	**-17.1%**	**860,466**	**957,796**	**-10.2%**
% of sales	*31.8%*	*39.7%*		*30.6%*	*36.3%*	
Provisions, Net	(105,315)	(41,795)	152.0%	(61,469)		
Other Operating (Expense)	(29,432)	(20,737)	41.9%	(37,176)		
Equity Income	-	-	n.m.	(1,849)		
Interest Expense	(233,400)	(271,475)	-14.0%	(250,804)		
Interest Income	48,691	346,180	-85.9%	46,517		
Net Interest Income (Expense)	(184,709)	74,705	n.m.	(204,287)		
Non-Operating Income (Expense)	(81,763)	(10,881)	651.5%	(89,542)		
Income Before Taxes	**356,203**	**915,314**	**-61.1%**	**466,143**		
Provision for Income Tax/Social Contrib.	(64,180)	(411,648)	-84.4%	(31,901)		
Profit Sharing & Bonuses	17,091	(81,828)	n.m.	7,714		
Minority Interest	(1,032)	(8,073)	-87.2%	(8,216)		
Net Income	**308,083**	**413,765**	**-25.5%**	**433,741**		
% of sales	*12.9%*	*18.0%*		*15.4%*		
Depreciation and Amortization	172,819	162,481	6.4%	206,101	193,511	6.5%
EBITDA	**930,241**	**1,076,502**	**-13.6%**	**1,066,567**	**1,151,307**	**-7.4%**
% of sales	*39.0%*	*46.8%*		*38.0%*	*43.6%*	

Notes: Figures for AmBev Brazil are pro-forma for 4Q02 and 4Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro-forma for 4Q02.

CONSOLIDATED INCOME STATEMENT	AmBev Brazil			AmBev Consolidated		
Corporate Law R$ 000	**Pro Forma 2003**	**Pro Forma 2002**	**%**	**2003**	**Pro Forma 2002**	**%**
Net Sales	7,637,685	6,929,015	10.2%	8,683,767	7,877,383	10.2%
Cost of Goods Sold	(3,509,433)	(3,127,615)	12.2%	(4,044,179)	(3,688,755)	9.6%
Gross Profit	**4,128,252**	**3,801,400**	**8.6%**	**4,639,588**	**4,188,628**	**10.8%**
Gross Margin (%)	*54.1%*	*54.9%*		*53.4%*	*53.2%*	
Selling and Marketing Expenses	(627,938)	(628,453)	-0.1%	(847,093)	(838,758)	1.0%
% of sales	*8.2%*	*9.1%*		*9.8%*	*10.6%*	
Direct Distribution Expenses	(605,176)	(473,712)	27.8%	(648,579)	(514,069)	26.2%
% of sales	*7.9%*	*6.8%*		*7.5%*	*6.5%*	
General & Administrative	(351,556)	(346,395)	1.5%	(417,860)	(419,670)	-0.4%
% of sales	*4.6%*	*5.0%*		*4.8%*	*5.3%*	
Depreciation & Amortization	(372,856)	(318,973)	16.9%	(419,987)	(357,308)	17.5%
Total SG&A	**(1,957,526)**	**(1,767,533)**	**10.7%**	**(2,333,520)**	**(2,129,805)**	**9.6%**
% of sales	*25.6%*	*25.5%*		*26.9%*	*27.0%*	
EBIT	**2,170,725**	**2,033,867**	**6.7%**	**2,306,068**	**2,058,823**	**12.0%**
% of sales	*28.4%*	*29.4%*		*26.6%*	*26.1%*	
Provisions, Net	(231,793)	(156,466)	48.1%	(187,947)		
Other Operating (Expense)	(230,702)	230,261	n.m.	(240,127)		
Equity Income	0	106	n.m.	(6,244)		
Interest Expense	(446,728)	(3,135,116)	-85.8%	(508,714)		
Interest Income	554,457	2,506,694	-77.9%	601,824		
Net Interest Income (Expense)	107,729	(628,422)	n.m.	93,110		
Non-Operating Income (Expense)	(80,418)	(53,963)	49.0%	(100,665)		
Income Before Taxes	**1,735,541**	**1,425,383**	**21.8%**	**1,864,195**		
Provision for Income Tax/Social Contrib.	(453,584)	280,979	n.m.	(426,089)		
Profit Sharing & Bonuses	(14,296)	(125,039)	-88.6%	(23,673)		
Minority Interest	5,636	47,353	-88.1%	(2,864)		
Net Income	**1,273,297**	**1,628,676**	**-21.8%**	**1,411,569**		
% of sales	*16.7%*	*23.5%*		*16.3%*		
Depreciation and Amortization	644,833	635,877	1.4%	766,340	745,735	2.8%
EBITDA	**2,815,558**	**2,669,743**	**5.5%**	**3,072,408**	**2,804,558**	**9.6%**
% of sales	*36.9%*	*38.5%*		*35.4%*	*35.6%*	

Notes: Figures for AmBev Brazil are pro-forma for 2002 and 2003, and consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro-forma for 2002.

CONSOLIDATED BALANCE SHEET	AmBev Brazil		AmBev Consolidated	
Corporate Law R$000	Pro Forma Dec 2003	Pro Forma Sep 2003	Dec 2003	Sep 2003
ASSETS				
Cash	1,135,531	1,965,363	1,196,103	2,015,785
Marketable Securities	1,180,398	1,012,260	1,337,783	1,191,129
Non-realized gains with Derivatives	259,000	205,612	259,000	205,612
Accounts Receivable	612,685	363,385	725,715	408,605
Inventory	774,033	683,239	954,611	795,115
Recoverable Taxes	729,994	551,866	771,327	571,331
Accounts in Advance	13,584	9,885	17,837	10,544
Prepaid Expenses	119,205	86,085	119,353	86,581
Other	65,147	153,888	118,743	183,850
Total Current Assets	**4,889,577**	**5,031,584**	**5,500,473**	**5,468,552**
Recoverable Taxes	2,042,029	2,026,285	2,180,189	2,107,155
Receivable from Employees/Financed Shares	234,677	259,173	234,677	259,173
Deposits/Other	687,235	647,823	777,775	656,442
Total Long-Term Assets	**2,963,940**	**2,933,281**	**3,192,641**	**3,022,770**
Investments	2,242,021	2,231,410	1,711,374	1,827,445
Property, Plant & Equipment	3,025,861	3,042,724	4,166,305	3,819,983
Deferred	203,853	84,976	259,327	115,059
Total Permanent Assets	**5,471,735**	**5,359,109**	**6,137,006**	**5,762,487**
TOTAL ASSETS	**13,325,253**	**13,323,975**	**14,830,119**	**14,253,809**
LIABILITIES				
Short-Term Debt	1,598,206	1,787,486	1,976,059	1,914,271
Accounts Payable	562,294	348,519	800,483	478,758
Sales & Other Taxes Payable	692,899	289,896	758,255	305,061
Dividend Payable	293,851	844,849	293,851	844,849
Salaries & Profit Sharing Payable	80,499	140,707	105,645	145,816
Income Tax, Social Contribution, & Other	529,582	481,843	543,091	521,862
Other	196,774	170,207	242,612	196,526
Total Current Liabilities	**3,954,104**	**4,063,506**	**4,719,997**	**4,407,142**
Long-Term Debt	3,629,559	3,734,399	4,004,335	4,121,468
Income Tax & Social Contribution	22,453	22,452	26,161	25,369
Deferred Sales Tax (ICMS)	235,188	229,664	235,188	229,664
Provision for Contingencies	1,202,353	1,116,187	1,232,875	1,205,803
Pension Funds Provision	72,893	49,254	72,893	49,254
Other	1,785	5,531	34,019	25,181
Total Long-Term Liabilities	**5,164,231**	**5,157,487**	**5,605,472**	**5,656,739**
TOTAL LIABILITIES	**9,118,335**	**9,220,993**	**10,325,468**	**10,063,881**
MINORITY INTEREST	**112,284**	**81,220**	**196,434**	**142,884**
Paid in Capital	3,051,951	3,118,172	3,124,059	3,124,059
Reserves and Treasury shares	1,042,683	726,615	1,184,158	783,202
Retained Earnings	-	176,974	-	139,784
SHAREHOLDERS' EQUITY	**4,094,634**	**4,021,761**	**4,308,217**	**4,047,044**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**13,325,253**	**13,323,975**	**14,830,119**	**14,253,809**

Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

CONSOLIDATED STATEMENT OF CASH FLOWS R$ 000	AmBev Consolidated 2003
Cash Flows from Operating Activities	
Net income	**1,411,570**
Adjustments to reconcile net income	
to cash provided by operating activities	
Non-cash Expenses (Income)	
Depreciation and amortization	766,338
Contingencies and liabilites associated with	
tax disputes, including interest	187,946
Financial charges on contingencies	59,776
(Gain) loss on disposal of PP&E, net	41,337
Financial charges on stock option plan	(47,685)
Discount in debt settlement	(16,572)
Financial charges on taxes and contributions	(43,459)
Equity income	6,244
Financial charges on long-term debt	(40,102)
Provision for losses in inventory and other assets	64,565
Deferred income tax (benefit) expense	(198,347)
Foreign exchange holding effect on assets abroad	203,504
Forex variations and unrealized gains on marketable securities	183,261
Gains on participation on related companies	33,262
Amortization of goodwill	252,394
Minority interest	2,865
(Increase) decrease in assets	
Trade accounts receivable	(12,761)
Sales taxes recoverable	(253,204)
Inventories	(48,634)
Prepaid expenses	(63,435)
Receivables and other	(159,752)
(Decrease) increase in liabilites	
Suppliers	(14,140)
Payroll, profit sharing and related charges	(86,370)
Income tax, social contribution, and other taxes payable	491,380
Cash used for contingencies and legal proceedings	(104,918)
Other	(87,442)
Net Cash Provided by Operating Activities	**2,527,621**
Cash Flows from Investing Activites	
Proceeds on disposal of property, plant and equipment	32,437
Marketable securities withdrawn	423,080
Collateral securities and deposits	228,591
Investments in afffiliated companies	(1,745,313)
Property, plant and equipment	(862,226)
Payment for deferred asset	(91,238)
Net Cash Provided (Used) in Investing Activities	**(2,014,669)**
Cash Flows from Financing Activites	
Advances to employees for purchase of shares	130,252
Dividends, interest distribution and capital decrease paid	(1,026,889)
Repurchase of shares in treasury	(308,472)
Increase in debt	3,359,197
Payment of debt	(2,510,130)
Increase in paid-in capital / Variation in minority interest	9,363
Net Cash Provided (Used) in Financing Activities	**(346,679)**
Foreign Exchange Variations on Cash	**(101,731)**
Subtotal	**64,542**
Cash and cash equivalents, beginning of period	1,131,561
Cash and cash equivalents, end of period	1,196,103
Net increase in cash and cash equivalents	**64,542**

Note: Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

Specified Purpose Financial Statements of Labatt for the Year 2003

These financial statements relate to Labatt pre-restructuring and therefore include the income statement and the balance sheet of certain non-Canadian operations which are not included in the *Incorporação* Agreement with AmBev and which have been sold to Interbrew affiliates prior to the merger into AmBev. Reference is made to note 1(a) of the Specified Purpose Financial Statements for a description of the basis of preparation.

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors of Labatt Brewing Company Limited

We have audited the specified-purpose balance sheet of Labatt Brewing Company Limited as at December 31, 2003 and the specified-purpose statements of earnings, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these specified-purpose financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with the basis of accounting described in note 1 to the specified-purpose financial statements.

These financial statements, which have not been, and were not intended to be, prepared in accordance with Canadian generally accepted accounting principles, are solely for the information and use of the Directors of Labatt Brewing Company Limited and a potential purchaser, for the purpose of a potential acquisition of the Company. The financial statements are not intended to be and should not be used by anyone other than the specified users or for any other purpose.

KPMG LLP

Chartered Accountants

Toronto, Canada

February 6, 2004

LABATT BREWING COMPANY LIMITED

Specified-Purpose Balance Sheet
(In thousands of dollars)

December 31, 2003, with comparative figures for 2002

	2003	2002
Assets		
Current assets:		
Cash and short-term investments (note 1(e))	$ 105,240	$ 69,574
Accounts receivable (note 1(f), 5(b))	278,013	237,297
Inventories (note 3)	171,485	160,899
Prepaid expenses	47,707	52,044
	602,445	519,814
Fixed assets, net (note 4)	619,600	656,133
Investment in Issima (note 2)	1,960,749	1,960,749
Investments and other assets (note 5)	817,544	984,313
Future tax assets	3,129	26,969
Goodwill	1,445,819	1,446,228
	$ 5,449,286	$ 5,594,206
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued charges	$ 340,210	$ 326,738
Income taxes payable	93,432	123,544
Other taxes payable	93,616	84,732
Current portion of long-term debt (note 6)	50,000	100,000
Current portion of loans payable to affiliates (note 8)	28,380	–
	605,638	635,014
Long-term debt (note 6)	496,619	505,659
Long-term liabilities (note 7)	298,787	348,174
Loans payable to affiliates (note 8)	–	34,720
Minority interest	36,773	47,270
Subordinated debt payable to affiliates (note 8)	2,881,659	2,881,659
Shareholder's equity:		
Share capital (note 9)	1,807,639	1,807,639
Deficit	(439,236)	(607,588)
Cumulative translation adjustment (note 5(a))	(238,593)	(58,341)
	1,129,810	1,141,710
Commitments and contingencies (note 12)		
	$ 5,449,286	$ 5,594,206

See accompanying notes to specified-purpose financial statements.

On behalf of the Board:

______________________ Director

______________________ Director

LABATT BREWING COMPANY LIMITED

Specified-Purpose Statement of Earnings
(In thousands of dollars)

Year ended December 31, 2003, with comparative figures for 2002

	2003	2002
Net sales:		
Gross sales	$ 3,420,816	$ 3,379,190
Excise and sales taxes	700,372	709,510
	2,720,444	2,669,680
Costs and expenses:		
Cost of sales, selling and administration	2,130,715	2,060,372
Depreciation and amortization	115,545	108,943
	2,246,260	2,169,315
Earnings from operations before the undernoted	474,184	500,365
Interest and other financial items, net (notes 6 and 8)	296,925	276,301
Earnings before income taxes	177,259	224,064
Income taxes (note 10):		
Current	29,277	78,504
Future	23,301	3,947
	52,578	82,451
Earnings before the undernoted	124,681	141,613
Share of earnings of partly owned businesses (note 5(a))	48,103	107,769
Minority interest	(4,432)	(11,019)
Net earnings	$ 168,352	$ 238,363

See accompanying notes to specified-purpose financial statements.

LABATT BREWING COMPANY LIMITED

Specified-Purpose Statement of Deficit
(In thousands of dollars)

Year ended December 31, 2003, with comparative figures for 2002

	2003	2002
Deficit, beginning of year	$ (607,588)	$ (843,989)
Net earnings	168,352	238,363
Dividends paid (note 9)	–	(1,962)
Deficit, end of year	$ (439,236)	$ (607,588)

See accompanying notes to specified-purpose financial statements.

LABATT BREWING COMPANY LIMITED

Specified-Purpose Statement of Cash Flows
(In thousands of dollars)

Year ended December 31, 2003, with comparative figures for 2002

	2003	2002
Cash provided by (used in):		
Operating activities:		
Net earnings	$ 168,352	$ 238,363
Items not affecting cash:		
Depreciation and amortization	116,436	109,063
Share of earnings of partly owned businesses	(48,103)	(107,769)
Employee future benefit expense	64,095	55,299
Gain on sale of other assets	354	(2,825)
Imputed interest (note 5(c))	4,923	5,630
Future income taxes	23,301	3,947
Minority interest	4,432	11,019
Other	4,613	1,708
Funding of long-term liabilities	(128,659)	(64,669)
Dividends received from partly owned businesses	85,296	27,475
Proceeds (reduction) on sale of accounts receivable (note 1(f))	(2,700)	66,800
	292,340	344,041
Change in non-cash operating working capital (note 11)	(19,429)	10,585
	272,911	354,626
Financing activities:		
Term debt advances	146,749	300,000
Term debt repayments	(150,000)	(461,379)
Repayment of loans from affiliates	–	(80,000)
Repayments under revolving credit facility, net	–	(110,000)
Decrease in bank advances	–	(2,875)
Dividends paid to minority interest	(5,811)	(2,821)
Dividends paid	–	(1,962)
	(9,062)	(359,037)
Investing activities:		
Additions to fixed assets	(92,609)	(107,658)
Proceeds on disposal of investments and other assets	9,256	146,191
Increase in investments and other assets	(140,420)	(55,590)
	(223,773)	(17,057)
Exchange effect on cash held in foreign currency	(4,410)	(21)
Increase (decrease) in cash and short-term investments	35,666	(21,489)
Cash and short-term investments, beginning of year	69,574	91,063
Cash and short-term investments, end of year	$ 105,240	$ 69,574

See accompanying notes to specified-purpose financial statements.

LABATT BREWING COMPANY LIMITED

Notes to Specified-Purpose Financial Statements
(In thousands of dollars)

Year ended December 31, 2003

1. Significant accounting policies:

(a) Principles of consolidation:

As required by the terms of a potential agreement for the purchase of the Company, these specified-purpose financial statements have been prepared in accordance with the significant accounting policies set out below. These financial statements differ materially from Canadian generally accepted accounting principles because the Company's subsidiary Issima Luxembourg International Société à responsabilité limitée unipersonelle (Sarl) ("Issima") has not been consolidated. Effective January 1, 2002, this investment has been accounted for by the cost method whereby net earnings of the subsidiary are reflected in the determination of the net earnings of the Company only to the extent of dividends received. Previously, the Company's investment in Issima was accounted for on an equity basis as a result of uncertainty caused by the pending review by the U.K. competition authorities.

All other subsidiaries have been consolidated, including the Company's partially owned subsidiaries in the U.S. and Latin America.

(b) Employee future benefits:

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs are amortized over the average remaining service life of active employees. Any excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

(c) Foreign currency translation:

The Company records foreign currency denominated transactions at the domestic equivalent at the date of the transaction and translates foreign currency denominated monetary assets and liabilities at year end exchange rates. Exchange gains and losses are included in earnings.

(In thousands of dollars)

1. Significant accounting policies (continued):

Assets and liabilities of foreign subsidiaries and equity accounted investees, which are considered to be self-sustaining, are translated into Canadian dollars at the exchange rates in effect at the specified-purpose balance sheet date. Income and expenses are translated at weighted average exchange rates prevailing during the year.

Adjustments arising on translation of the accounts of such subsidiaries and investees are deferred and reported as the cumulative translation adjustment, a separate component of shareholder's equity, until there is a reduction in the net investment at which time a pro rata reduction of the cumulative translation account is taken to earnings.

(d) Income taxes:

The Company follows the asset and liability method of accounting for income taxes.

(e) Cash and short-term investments:

Cash and short-term investments include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost, which approximates market value. Included in short-term investments is an interest bearing advance of $726 (2002 - nil) to an affiliate of the Company. Outstanding cheques as at December 31, 2003 of $31,766 (2002 - $47,769) are classified as accounts payable.

(f) Accounts receivable:

At December 31, 2003, two customers from the Company's distribution system represent 21.2% (2002 - 26.3%) of the accounts receivable balance. Management believes the credit risk with respect to these receivables is limited due to the Company's ownership interest in these customers.

Effective December 19, 2002, the Company entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of $90,000. The Company retains servicing responsibilities for the accounts receivable sold. As at December 31, 2003, the Company had sold $72,143 (2002 - $74,801) of receivables for $64,100 (2002 - $66,800) net cash proceeds, a retained interest with an estimated fair value of $7,877 (2002 - $7,821) and a resulting loss on sale of $166 (2002 - $180).

1. Significant accounting policies (continued):

(g) Inventories:

Inventories, other than returnable containers, are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. Returnable containers are valued at redemption price or at amortized cost not exceeding replacement cost.

(h) Fixed assets:

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings and 10% for machinery and equipment.

(i) Investments and other assets:

Investments in companies over which the Company has significant influence ("partly owned businesses") are accounted for using the equity method.

Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the debt.

Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

(j) Goodwill:

Effective January 1, 2002, in accordance with The Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and Other Intangible Assets", goodwill is no longer amortized. However, goodwill is tested for impairment at least annually by comparing carrying value to the respective fair value.

In accordance with the new standard, the Company has reviewed the valuation of the goodwill and determined that there is no impairment.

(In thousands of dollars)

1. Significant accounting policies (continued):

(k) Derivative financial instruments:

Derivative financial instruments are used by the Company in the management of its foreign currency and interest note exposures.

The Company's interest rate swap agreements, forward note agreements and interest rate dollars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

The Company's forward exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

2. Investment in Issima:

On October 25, 2000, Interbrew International B.V. ("IIBV"), a wholly owned subsidiary of the Company's parent, Interbrew S.A. ("Interbrew"), transferred 100% of the common shares of Interbrew U.K. Holdings Ltd. ("U.K. Holdings") to the Company for consideration consisting of a note payable by the Company to IIBV of $1,800,000 and 581,030 common shares of the Company. U.K. Holdings was incorporated as a wholly owned subsidiary of IIBV in May 2000. On May 25, 2000, Interbrew UK Ltd., a wholly owned subsidiary of U.K. Holdings, acquired substantially all of the brewing assets and activities of Whitbread PLC. On August 24, 2000, U.K. Holdings acquired substantially all of the brewing activities of Bass PLC. The acquisition of Bass and the planned merger with Whitbread were subject to regulatory review in the U.K.

(In thousands of dollars)

2. Investment In Issima (continued):

Carling Brewers ("Carling"), a unit of Bass PLC, was sold in February 2002, to the Adolph Coors Company ("Coors") under the agreement reached with the U.K. competition authorities. In order to facilitate the sale of Carling, Labatt restructured its holding of certain of the Excluded Net Assets (note 8(a)). In May 2001, prior to the sale of Carling, Interbrew incorporated Issima, a 100% owned subsidiary domiciled in Luxembourg. Through a share for share exchange with Interbrew, Labatt then transferred the ownership of Interbrew U.K. Holdings Ltd. (the holder of the U.K. brewing assets and a number of subsidiaries), to Issima in exchange for 100% of Issima. Also in May 2001, the shares of Interbrew U.K. Holdings Ltd. were contributed to Melio Luxembourg International Société à responsabilité limitée unipersonelle (Sàrl) ("Melio") in exchange for shares in Melio, such that Melio became a wholly owned subsidiary of Issima. Carling was then sold to Coors and a portion of the sale proceeds was used to repay local U.K. debt. The balance of the sale proceeds was used by Issima to purchase Interbrew Asia Holding BV ("ITW Asia"). Through its 100% ownership in Interbrew Asia Holding PTE Ltd., ITW Asia owns 50.929% of the Oriental Brewery Company Limited, a brewing operation in South Korea. The shares of U.K. Holdings were subsequently transferred from Melio to Nimbuspath Ltd., a wholly owned subsidiary of Issima. In November 2002 Issima acquired 100% of the shares of Interbrew France SA and Interbrew Singapore Investments Pte. Also in November 2002 Issima sold its interest in Melio to Brandbrew, an Interbrew company not owned by Issima or Labatt.

In April 2003 Issima acquired a 70% interest in Ningbo Breweries located in China.

3. Inventories:

	2003	2002
Finished goods and work in process	$ 54,507	$ 37,207
Materials and supplies	66,018	63,532
Returnable containers	50,960	60,160
	$ 171,485	$ 160,899

(In thousands of dollars)

4. Fixed assets:

	Cost	Accumulated depreciation	2003 Net book value	2002 Net book value
Land	$ 32,825	$ –	$ 32,825	$ 34,478
Buildings	230,110	108,815	121,295	138,418
Machinery and equipment	1,264,897	799,417	465,480	483,237
	$ 1,527,832	$ 908,232	$ 619,600	$ 656,133

5. Investments and other assets:

	2003	2002
Investment in Femsa Cerveza (a)	$ 613,632	$ 816,567
Bass Ale Distribution Rights (d)	131,932	15,598
Access fee (c)	46,953	58,028
Investment in Toronto Blue Jays Baseball Club, subject to put/call arrangement (b)	–	42,882
Other intangible assets (d)	9,137	10,319
Cross currency swap (note 6(c))	–	19,544
Other assets	13,343	17,990
Deferred financing costs	2,547	3,385
	$ 817,544	$ 984,313

(a) Effective January 1, 2003 Logistica CCM merged into Femsa Cerveza, S.A. de C.V. ("Femsa Cerveza"). The Company's 30% equity interest in the income of Femsa Cerveza for the year ended December 31, 2003 was $47,484 (2002 - $107,159). The equity carrying value of the investment includes goodwill of $131,972 (2002 - $173,182). During 2003, the Company received $84,718 (2002 - $26,302) from Femsa Cerveza as a dividend. The Company received technical fees from Femsa Cerveza during the year of $16,275 (2002 - $18,708).

The cumulative translation adjustment related to the investments in Femsa Cerveza at December 31, 2003, resulting from the devaluation of the Mexican peso was $330,049 (2002 - $164,348). During the year, a special dividend of $63,233 was received resulting in a pro rata reduction of the cumulative translation adjustment of $26,238, which has been deducted in arriving at the equity interest in income above.

Femsa Cerveza is the owner of the 30% minority interest in the Company's U.S. brewing operation.

(In thousands of dollars)

5. Investments and other assets (continued):

(b) Effective August 31, 2000, the Company sold an 80% interest in the Toronto Blue Jays Baseball Club ("TBJ") to Rogers Communications Inc. ("RCI") for net cash proceeds of $151,900.

The sale agreement provided that the Company could put the remaining 20% interest in TBJ to RCI at the end of three years, or earlier under certain circumstances, for U.S. $28,000, subject to certain adjustments. Over this three-year period, RCI also had the right to purchase the remaining 20% interest in TBJ on similar terms. On November 12, 2003 the Company received notice that RCI intended to exercise its call option. The Company has reflected the final sales value of $38,344 as per the agreement. All amounts related to the put option, including accrued interest, were collected on January 3, 2004 and accordingly have been included in accounts receivable. The Company used the proceeds to repay the loans payable to affiliates of U.S. $22,000 (note 8 (a)).

(c) Effective February 27, 2002, the Company amended and restated its association agreement with Corporation Alimentaria S.A. The agreement provides the Company exclusive rights to brew, sell, import and distribute beer in the Cuban market for periods ranging from 15 to 30 years with the possibility of renewal for a further term. In exchange, the Company has advanced an initial access fee. Further payments will be based on volume incentives over the years 2013 - 2022. The Company has provided a guarantee for a final payment in 2023, even if volume incentives have not been reached. The present value of this obligation of $42,442 (2002 - $46,940) is included in long-term liabilities. The Company has capitalized certain other fees amounting to $4,412 (2002 - $3,798). The asset is being amortized over the projected incremental volume over the next 15 years.

(d) On September 3, 2002, the Company entered into an agreement to purchase from Diageo plc, all of Guinness Bass Import Company's rights, title and interest pursuant to or arising under the 1998 Distribution Agreement and the License Agreement to import and distribute Bass Ale in the United States of America for U.S. $95,000 commencing July 1, 2003. In addition, the Company committed to certain working capital adjustments amounting to U.S. $10,000. As of December 31, 2003, the Company has paid U.S. $103,665. The Company has capitalized certain other related fees amounting to U.S. $3,072. The asset is being amortized over the life of the contract commencing July 1, 2003 and ending June 30, 2016.

On June 1, 2002, the Company acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd for $5,816. The asset is being amortized over the life of the contract ending December 31, 2006.

(In thousands of dollars)

6. Long-term debt:

	2003	2002
Senior credit facility (a):		
Canadian dollar term loans	$ 150,000	$ 300,000
U.S. dollar revolving loan (U.S. - $107,669)	138,392	–
Senior Notes (b):		
Series A	208,227	255,659
Series B	50,000	50,000
	546,619	605,659
Less current portion	50,000	100,000
	$ 496,619	$ 505,659

(a) Effective December 12, 2002, the Company entered into a $600,000 senior credit facility with a consortium of banks. The senior credit facility, which is utilized to finance the Company's Canadian and United States brewing operations (the "Restricted Businesses"), provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual installments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of $300,000 and has a maturity date of December 12, 2005. The June 2004 installment was prepaid on December 12, 2003.

Borrowings under both facilities bear interest at the bankers' acceptance rate (Canadian dollars) or U.S. LIBOR rate (U.S. dollars) plus the applicable margin, which is subject to a maximum of 0.95% for the revolving facility and 0.90% for the term facility. As at December 31, 2003, the average bankers' acceptance rate on the debt was 2.8% (2002 - 2.87%) and the applicable margin was 0.45%. The average U.S. LIBOR rate was 1.16% and the applicable margin was 0.50.

(b) Effective July 23, 1998, the Company entered into an agreement to borrow U.S. $162,000 Series A Senior Notes and Cdn. $50,000 Series B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% on the U.S. dollar portion and 6.07% on the Canadian dollar portion and are repayable on July 23, 2008.

(In thousands of dollars)

6. Long-term debt (continued):

(c) Effective July 23, 1998, the Company entered into cross currency swap agreements which effectively convert the U.S. $162,000 denominated fixed rate Notes into Cdn. $236,115 floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56%. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at December 31, 2003 is ($2,157) (2002 - $58,420), representing a financial (obligation) benefit for the Company. The cross currency swap has been recorded as an (liability) asset of ($27,888) (2002 - $19,544) (notes 5 and 7), representing the value of the foreign exchange component of the cross currency swap.

As at December 31, 2003, the Company had entered into interest rate swap agreements which effectively convert Cdn $210,000 and U.S. $92,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% for Cdn. dollar denominated amounts and 1.18% to 1.24% for U.S. dollar denominated amounts. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at December 31, 2003 is ($8,901) (2002 - ($10,275)), representing a financial obligation for the Company.

As at December 31, 2003, the Company had entered into agreements which have the effect of limiting the interest rates on $75,000 floating rate debt to a range between 4.40% and 6.00%. These agreements have expiry dates ranging from January 30, 2004 to January 31, 2006. The fair value of these agreements on December 31, 2003 was ($867) (2002 - ($1,904)), representing a financial obligation for the Company.

The above fair values are based on investment dealer quotes or quotes from the Company's banker. The fair value of these instruments generally reflects the estimated amounts that the Company would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

The above agreements expose the Company to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, the Company enters into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

(In thousands of dollars)

6. Long-term debt (continued):

(d) Included in interest expense is interest on long-term debt, including the impact of related hedging instruments, of $28,300 (2002 - $33,974) and the amortization of deferred financing costs of $891 (2002 - $120).

(e) Principal repayments on the long-term debt facility due within the next five years ending December 31 are as follows:

2004	$ 50,000
2005	238,392
2006	–
2007	–
2008	258,227
	$ 546,619

7. Long-term liabilities:

	Pension plans	Other post-retirement plans	2003 Total	2002 Total
Projected benefit obligation	$ 975,379	$ 126,388	$ 1,101,767	$ 982,443
Plan assets	(706,475)	–	(706,475)	(578,484)
Plan deficit	268,904	126,388	395,292	403,959
Unamortized actuarial adjustments	(230,734)	(33,945)	(264,679)	(203,895)
Net liability	$ 38,170	$ 92,443	130,613	200,064
Other benefit plans			3,684	5,020
Company plans (a)			134,297	205,084
Distribution affiliates' plans (b)			80,897	82,092
Total net pension liability			215,194	287,176
Association agreement guarantee (note 5(d))			42,442	46,940
Other financing			13,263	14,058
Cross currency swap (note 6(c))			27,888	–
			$ 298,787	$ 348,174

(In thousands of dollars)

7. Long-term liabilities (continued):

(a) The Company has retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

	2003	2002
Projected benefit obligation	$ 959,459	$ 879,888
Fair value of plan assets	696,979	578,484
	$ 262,480	$ 301,404

The net expense for the Company's benefit plans is as follows:

	2003		2002	
	Pension plans	Other post-retirement plans	Pension plans	Other post-retirement plans
Defined benefit plans	$ 42,938	$ 9,164	$ 33,005	$ 8,446
Defined contribution plans	2,996	–	2,694	–

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

	2003		2002	
	Pension plans	Other post-retirement plans	Pension plans	Other post-retirement plans
Weighted average assumptions:				
Discount rate	6.00%	6.00%	6.52%	6.54%
Expected long-term rate of return on plan assets	8.02%	–	8.04%	–
Rate of compensation increase	3.12%	4.00%	3.22%	4.75%

(In thousands of dollars)

7. Long-term liabilities (continued):

For measurement purposes, a weighted average rate of 9.86% of increase in the per capita cost of covered health care benefits for the year was assumed for 2003. The rate was assumed to decrease gradually to a weighted average rate of 5% in 2013.

Other information about the Company's defined benefit plans are as follows:

	2003		2002	
	Pension plans	Other post-retirement plans	Pension plans	Other post-retirement plans
Employer contributions	$ 110,237	$ 4,756	$ 50,430	$ 4,522
Employees' contributions	1,220	–	989	–
Benefits paid	66,383	4,576	48,737	4,312

(b) The obligation under the distribution affiliates' plans represents the Company's pro rata share of obligations under such plans that will be funded by the Company through future service charge allocations from these affiliates.

8. Loans and subordinated debt payable to affiliates:

	2003	2002
Loans to finance Excluded Net Assets (a):		
U.S. LIBOR plus 1.34%		
(U.S. $22,000; 2002 - U.S. $22,000)	$ 28,380	$ 34,720
Subordinated debt:		
Excluded Net Assets funding (a):		
Canadian LIBOR rate plus 1.60% (c)	$ 328,559	$ 328,559
9% ((d) and note 2)	1,800,000	1,800,000
8.5% (b)	753,100	753,100
	$ 2,881,659	$ 2,881,659

(In thousands of dollars)

8. Loans and subordinated debt payable to affiliates (continued):

(a) The Company has loans payable to certain subsidiaries of Interbrew related to the funding of the Company's 30% investment in Femsa Cerveza, it's 100% investment in Issima and certain other non-brewing assets and liabilities (the "Excluded Net Assets"). Certain Excluded Net Assets are pledged as collateral under these loans.

With the exception of the subordinated debt, these loans are payable on demand from the proceeds of the Excluded Net Assets. Under the terms of the senior credit facility, the Company can only make payments of interest and principal on these loans out of cash flows derived from the Excluded Net Assets or if the payment meets the definition of a Permitted Distribution. As a result of the final sale of TBJ (note 5(b)) the U.S. $22,000 was repaid in January 2004. All of the other loans payable to affiliates have been presented was long-term liabilities.

(b) In March 2001, the Company borrowed $753,100 from IIBV, bearing interest at 8.5% and repayable on March 23, 2011. On February 5, 2002, IIBV assigned the debt to one of its wholly owned subsidiaries, Brandbrew S.A. ("Brandbrew"). The terms and conditions remain unchanged.

(c) In September 1999, the Company issued a subordinated debenture in favour of IIBV in the amount of $328,559, maturing on May 20, 2005. The note bears interest at Canadian LIBOR plus 1.60%. On February 5, 2002, this debenture was assigned to Brandbrew. The terms and conditions remain unchanged.

(d) The Company has borrowed $1,800,000, bearing interest at 9% and maturing on October 24, 2010, as consideration for the 100% transfer of the common shares of U.K. Holdings (note 2). These borrowings were assigned to Brandbrew on February 5, 2002. The terms and conditions remain unchanged.

The Company has negotiated a revolving credit facility with Brandbrew. The total credit available under this facility is $130,000.

Included in interest expense is interest on loans payable to affiliates of $242,163 (2002 - $244,352).

Accounts payable and accrued charges include $52,061 (2002 - $2,327) of accrued interest payable to affiliates

LABATT BREWING COMPANY LIMITED

Notes to Specified-Purpose Financial Statements (continued)
(In thousands of dollars)

Year ended December 31, 2003

9. Share capital:

(a) The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

	2003		2002	
	Number	Amount	Number	Amount
Issued and outstanding:				
Common shares	1,922	$ 1,807,639	1,922	$ 1,807,639

(b) During the year, the Company paid dividends of nil (2002 - $1,962) to its parent company in order to realize a recovery of refundable taxes paid on income received from the Company's investment in securities.

10. Income taxes:

The Company's effective income tax rate is derived as follows:

	2003	2002
Combined statutory rate (after manufacturing and processing deduction)	34.8 %	36.2 %
Adjustment of prior year taxes	(9.0)%	–
Expenses not deductible for taxes and revenue not taxable	3.9 %	1.1 %
Tax-free dividends	–	(0.5)%
	29.7 %	36.8 %

(In thousands of dollars)

11. Specified-purpose statement of cash flows:

The change in non-cash operating working capital consists of the following:

	2003	2002
Decrease (increase) in current assets:		
Accounts receivable	$ (4,841)	$ (12,845)
Inventories	(12,988)	(16,681)
Prepaid expenses	4,337	(17,950)
Increase (decrease) in current liabilities:		
Accounts payable and accrued charges	8,884	(10,731)
Income taxes payable	(28,292)	69,533
Other taxes payable	13,471	(741)
	$ (19,429)	$ 10,585

Interest paid in cash was $256,519 (2002 - $316,440). Income taxes paid in cash were $70,497 (2002 - $19,243).

During 2002, the Company acquired intangible assets of $47,981 in exchange for a long-term liability (note 5(c)).

12. Commitments and contingencies:

The Company has entered into operating leases, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years and thereafter are as follows:

2004	$ 13,660
2005	11,949
2006	6,934
2007	3,918
2008	2,568
Thereafter	5,911
	$ 44,940

(In thousands of dollars)

12. Commitments and contingencies (continued):

Various claims and legal proceedings have been asserted or instituted against the Company, some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

It is possible that the final resolution of some of these matters may require the Company to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

The Company has entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, the Company may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, the Company may be required to repurchase any inventory held by the distribution company that was purchased from the Company.

The Company has provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to $5,903 (2002 - $2,203).

13. Financial Instruments:

In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 6(c), the Company uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at December 31, 2003, the Company had contracts outstanding to sell Mexican pesos 55,395 for U.S. $4,972 at various dates from January 12, 2004 to June 10, 2004. The fair value of these forward foreign exchange contracts is $126, representing a financial benefit to the Company. The Company has also entered into forward foreign exchange contracts with Brandbrew to purchase 20,000 euro for Cdn. $31,830; 960 GBP for Cdn. $2,161 at various dates from January 20, 2004 to January 20, 2005. The fair value of these contracts is ($733) representing a financial obligation to the Company.

(In thousands of dollars)

13. Financial Instruments (continued):

The fair value of cash and short term investments, accounts receivable and accounts payable and accrued charges approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility and the LIBOR-based loans payable to affiliates approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

Series A Senior Notes	$ 235,300
Series B Senior Notes	53,470
8.5% loan payable to affiliate	790,951
9% loan payable to affiliate	1,926,108

The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to the Company for similar debt instruments.

14. Related party transactions:

In addition to transactions disclosed elsewhere in the financial statements, the Company enters into transactions with affiliates and partly owned businesses on competitive, commercial terms similar to those with unrelated parties in the normal course of business. Included in cost of sales, selling and administration expenses are purchases and fees of $85,911 (2002 - $46,403) from affiliates and $170,257 (2002 - $158,893) from partly owned distribution businesses.

15. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Pro Forma Unaudited Income Statements of Labatt Canada for the Years 2001, 2002 and 2003

These Pro Forma Unaudited Income Statements have been prepared to reflect the stand-alone results of operations of the Canadian brewing operations of Labatt which are the object of the *Incorporação* Agreement. Reference is made to the Explanation of Adjustments section for more information on the basis of preparation of the Unaudited Pro Forma Income Statements.

Labatt Canada Pro Forma Unaudited Income Statements

	2001	2002	2003	2003
	in C$ million	in C$ million	in C$ million	in € million[1]
Net turnover	1,882	1,951	2,005	1,227
Cost of sales	-663	-694	-737	-451
Gross profit	**1,219**	**1,257**	**1,268**	**766**
Distribution expenses	-330	-357	-376	-230
Sales & Marketing expenses	-296	-282	-280	-171
Administrative expenses	-142	-133	-135	-83
Other operating income/expense	-4	3	3	2
Result from operations	**446**	**487**	**481**	**294**
Net financing costs	-47	-33	-33	-20
Income from associates	1	1	1	0
Profit before tax	**399**	**455**	**448**	**274**
Income tax expense	-154	-169	-147	-90
Profit after tax	**245**	**286**	**301**	**184**
Minority interests	0	0	0	0
Net profit from ordinary activities	**245**	**286**	**301**	**184**
Extraordinary items	0	0	0	0
Net profit for the year	**245**	**286**	**301**	**184**
For information				
EBITDA	541	585	584	357

(1) Translated in € using a rate of €1/C$1,6336

EXPLANATION OF ADJUSTMENTS

The Pro Forma Unaudited Income Statements have been prepared to reflect the stand-alone results of operations of the Canadian brewing and distribution operations of Labatt Brewing Company Limited ("LBCL"), in accordance with Interbrew S.A./N.V.'s ("Interbrew") accounting policies. This basis of presentation is materially consistent with the proposed transaction except for the fact that it does not include the interest charges (and offsetting tax benefit) relating to the additional external financing of C$700 million which was incurred by LBCL in May 2004 as part of the capital restructuring of LBCL.This additional external financing carries an interest rate of 2.68% generating additional interest charges of circa C$19 million before taxes or C$12 million after taxes.

The audited Specified-Purpose Financial Statements of Labatt Brewing Company Limited are prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP) except that (i) certain elements have been accounted under International Financial Reporting Standards (as mentioned in point 2 of paragraph 3 hereunder) and (ii) LBCL's subsidiary Issima Luxembourg International Société a responsabilité limitée unipersonelle has not been consolidated. All other subsidiaries have been consolidated.

Accordingly, the following adjustments have been made to the audited Specified-Purpose Statement of Operations of Labatt Brewing Company Limited.

(A) DEDUCT THE INCOME STATEMENTS FOR THE NON-BREWING, NON-CANADIAN ENTITIES, AS FOLLOWS:

- Labatt USA, L.L.C. ("LUSA") – the 70% owned partnership with brewing and distribution operations in the United States of America ("U.S.");
- Labatt Holdings Inc. – the parent company of LUSA, which also includes Interbrew group fees for the U.S., tax expenses and Bass U.S. marketing costs;
- Bucanero – the 50% owned Cuban operating business;
- Cerbuco – the holding company for Bucanero;
- Beer.com - a division that captures web-site costs in excess of LBCL's commercial budget;
- John Labatt Limited – the holding company for LBCL's investments in Femsa Cerveza, S.A. de C.V. (the Mexican brewer in which LBCL indirectly holds a 30% equity interest), Issima (a holding company for various international investments in brewing operations), a 20% interest in the Toronto Blue Jays (a baseball team) that is subject to a put and call agreement, and related loans and debentures from Interbrew affiliates, and
- U.S. Inactives – relating to the former dairy businesses in the United States.

(B) ADJUST TO CONFORM WITH INTERBREW ACCOUNTING POLICIES FOR:

- full absorption costing which relates to adjustment to reflect full absorption costing, as LBCL's audited financial statements are prepared using variable costing;
- bottle accounting which reclassifies bottles as a fixed asset with related depreciation expense, and a related deposit liability, as LBCL's audited financial statements classify bottles as inventory, which is permitted under Canadian GAAP;
- goodwill amortization to comply with International Financial Reporting Standards, since under Canadian GAAP, goodwill is not amortized; and
- pension accounting to comply with International Financial Reporting Standards for the recognition of past services costs, which are amortized over a longer period under Canadian GAAP.

(C) ADJUST TO REVERSE INTER-COMPANY TRANSACTIONS FROM THE FINANCIAL STATEMENTS AS FOLLOWS:

- elimination of expenses related to Canadian ex-patriates in Cuba;
- elimination of Interbrew Group fees and Corporate Costs which relate to global functions, including technology and development, taxation, audit, legal, human resources, etc. and Corporate Center expenses in Belgium. No adjustment has been made for the portion of such costs that would be retained in stand-alone Canadian brewing structure;
- reversal of technical fees earned from Fomento Economico Mexicano S.A. de C.V. ("FEMSA");
- reversal of parent contribution paid to LUSA relating to marketing support by LBCL to LUSA for Labatt brands, which support did not occur in 2003;
- elimination of amortization of goodwill resulting from Interbrew acquisition;
- elimination of interest expense relating to long-term intercompany balances; and
- other adjustments relating to true-up of taxes and interest on excess cash.

Statutory Auditor's Report

1 Mission

As statutory auditor of Interbrew NV/SA (hereafter referred to as Interbrew) we were engaged by the Board of Directors of Interbrew to report on a proposed capital increase by means of a contribution in kind in accordance with article 602 of the Belgian Companies Code (BCC).

Article 602 of the Companies Code provides that:

"When a capital increase consists of contributions in kind, a report must be prepared in advance, either by the statutory auditor, or, for companies which do not have a statutory auditor, by the auditor appointed by the board of directors.

This report should address the description of each contribution in kind and the valuation methods adopted. The report should indicate whether the valuation which results from the valuation methods adopted corresponds at least to the number and the nominal value, or, in the absence of nominal value, the book value and, if applicable, the issue premium of the shares to be issued as consideration. The report should indicate what the effective remuneration of the contributions is.

This report should be attached to the special report prepared by the board of directors which addresses the interest which the contribution and the capital increase represent for the company, as well as, if need be, the reasons why the conclusions reached in the special board report differ from the conclusions reached in the auditor's report.

The auditor's report and the special board report must be submitted to the commercial court in accordance with Article 75.

If the capital increase is submitted to the general meeting of shareholders in accordance with Article 581, the reports referred to in paragraph 3 should be indicated in the agenda of the shareholders' meeting. A copy can be obtained in accordance with Article 535.

In the absence of the reports required by this article, any decision taken by the general meeting of shareholders is void."

2 Description of the contribution and related transactions

2.1 Deal structure

The deal consists of a number of interrelated transactions resulting in Interbrew obtaining a majority of the voting and economic interests in Companhia de Bebidas das Américas-AmBev (hereafter referred to as AmBev), a company incorporated under the laws of Brazil. The transactions are laid out in formal agreements, each of which is dated as of March 3, 2004. These agreements include (i) the Contribution and Subscription Agreement (hereafter referred to as the CSA) among Interbrew, BRC S.à.R.L., a company incorporated under the laws of Luxemburg (hereafter referred to as BRC), Tinsel Investments SA, a company incorporated under the laws of Luxemburg (hereafter referred to as Tinsel Investments) and the other parties named therein, and (ii) the Incorporação Agreement (hereafter referred to as the Incorporação Agreement and, together with the CSA, referred to as the Transaction Agreements) among Interbrew, AmBev, Labatt Brewing Company Limited, an indirect wholly owned subsidiary of Interbrew incorporated under the laws of Canada (hereafter referred to as Labatt) and the other party named therein.

The Transaction Agreements describe the terms and conditions upon which the parties thereto will complete the principal transactions that will lead to the combination of Interbrew and AmBev, namely:

- pursuant to the CSA, the contribution by BRC to Interbrew of AmBev common shares (indirectly by means of contribution of Tinsel Investments shares as explained further) in exchange for newly issued Interbrew shares; and

- pursuant to the Incorporação Agreement, the indirect transfer of all of the outstanding capital stock of Labatt from Interbrew to AmBev in exchange for a specified number of newly issued AmBev shares.

<u>CSA Contributions.</u> Upon the closing of the CSA, BRC will contribute to Interbrew 100% of the capital stock of Tinsel Investments, an entity indirectly owning approximately 52,8% of the common (voting) shares of AmBev (represented by Tinsel Investments' ownership of 100% of the capital stock of Braco Investimentos SA, an entity owning, directly and indirectly, in the aggregate, 8.253.913.260 common shares of AmBev), in exchange for 141.712.000 newly issued Interbrew shares. As a result of the contribution, Interbrew will obtain indirect ownership of a majority of the voting shares of AmBev.

As a result of, and following the completion of the contribution contemplated by the CSA, Interbrew will be required to launch a mandatory tender offer ("MTO") to acquire all remaining common shares of AmBev owned by the public, at a price and pursuant to other terms that are subject to approval by the Brazilian Securities Commission ("CVM").

Incorporação. Upon the closing of the transactions contemplated by the Incorporação Agreement (hereinafter referred to as the Incorporação), a wholly owned subsidiary of Interbrew that will indirectly own all of the shares of Labatt will be merged into AmBev (with AmBev being the surviving company). Pursuant to the Incorporação Agreement, Labatt transferred its indirect 30% equity interest in Mexican brewer Femsa Cerveza, S.A. de C.V. and its indirect 70% equity interest in Labatt USA L.L.C. to another subsidiary of Interbrew that is not a subsidiary of Labatt. Furthermore, Labatt and its subsidiaries transferred the other non-Canadian businesses owned by Labatt to other subsidiaries of Interbrew that is not a subsidiary of Labatt. These assets will therefore not be contributed to AmBev pursuant to the Incorporação. In accordance with the Incorporação, Labatt, which will only consist of its Canadian brewing and distribution operations, will be contributed to AmBev in exchange for the issuance by AmBev to Interbrew of 19.264.363.201 new shares (consisting of 7.866.181.882 common (voting) shares and 11.398.181.319 preferred (non-voting) shares). Labatt, at the time it is contributed to AmBev pursuant to the Incorporação, will, together with Labatt's subsidiaries, have an aggregate third party net debt of C$1,3 billion.

For further details on the structure of the deal and transactions contemplated by the CSA and the Incorporação Agreement, reference is made to sections 2 and 3 of the special report prepared by the Board of Directors dated July 30, 2004 (hereafter referred to as Board of Directors Report).

2.2 Impact of the contribution in kind of the Tinsel Investments shares; Incorporação

Completion of the contribution pursuant to the CSA is conditional upon the Incorporação being able to be completed pursuant to the Incorporação Agreement. Accordingly, the transactions under each of the Transaction Agreements will only happen as a whole and will occur substantially concurrently.

The ownership rights to be obtained by Interbrew as a result of the contribution in kind are all shares of Tinsel Investments (representing an indirect investment in 8.253.913.260 common (voting) shares of AmBev). The indirect ownership rights to be obtained by Interbrew as a result of the Incorporação are 7.866.181.882 common (voting) shares and 11.398.181.319 preferred (non-voting) shares of AmBev. The resulting impact will be that Interbrew, upon completion of all of the transactions contemplated by the Transaction Agreements, will indirectly obtain 19.703.309.948 common (voting) shares[1] and 11.398.181.319 preferred (non-voting) shares of AmBev, representing, approximately 83,9%

[1] Including an estimated 3.583.214.806 common shares (representing approximately 6,3% of the total number of shares) resulting from a successful MTO.

of the voting power in AmBev and 54,4%[2] of the total number of issued and outstanding shares of AmBev[3].

We also note that the transactions as a whole are expected by Interbrew's management to generate significant synergies, as described in Section 7.5 of the Board of Directors Report.

2.3 Valuation of the assets and net rights contributed

In order to determine the fair value of Interbrew's investment in AmBev to be acquired as a result of the Interbrew capital increase, one has to take into account the market value of the AmBev investment and consider the dilution in control over Labatt as a result of the shift of control from a 100% subsidiary into a subgroup (AmBev) with a 45,6%[4] minority stake.

The value of the AmBev investment (prior to the shift of Labatt from Interbrew to AmBev) was determined by a project team under control of Interbrew's management, including members of Interbrew's mergers & acquisition and finance department, and assisted by external advisors from two international investment banks.

The project team first established a valuation model based on a discounted cash-flow model using projected cash-flows for the years 2004 through 2013, including a terminal value calculation. Inputs in the model were:

- Macro-economic, market and operational assumptions;
- Financial information as included in forecasts of AmBev's business furnished to us by Interbrew's management; and
- Adjustments based on financial evaluations and Interbrew's market evaluations.

We refer to Section 7.4 of the Board of Directors Report for further details in relation to the valuation method being used.

The model we reviewed was based on February 25 input, a perpetuity growth rate of 4,5% and a discount rate of 12,5% and such model indicated a value of EUR 9,0 billion. Without differentiating between voting and non-voting stock, a 54,4% interest in AmBev represents a value of EUR 4,9 billion (the Board of Directors Report indicates a value between EUR 3,9 billion and EUR 6,2 billion or an average value of EUR 5,1 billion).

[2] Or 54,3% if one excludes the economic interest held by the 1,36% minority shareholder of ECAP, an intermediate holding between Braco Investmentos SA and AmBev.
[3] These percentages may increase as a result of the share buyback programs on preferred AmBev shares launched by AmBev in May and July 2004.
[4] Or a 51,9% minority stake if the MTO transaction is excluded.

In order to determine the value of the contribution based on the above mentioned EUR 9,0 billion and the upper-scale of the costs[5] resulting from the contribution of Labatt into AmBev (as indicated in the table included under Section 7 of the Board of Directors Report), but excluding the impact of the MTO, we obtain the following value for the contribution:

	Millions EUR
1. Value of AmBev shares: EUR 9 billion x 54,4%	4.896
2. Less: impact[6] of the MTO[7] transaction which will be concluded subsequent to the date of contribution	-1.250
3. Less: cost of loss of ownership in Labatt due to minority shareholders in AmBev: EUR 4,2[8] billion x 51,9%[9]	-2.180
4. Plus: synergy-effects[10]	2.230
Value of the contribution	3.696

[5] Representing the loss of ownership of part of Labatt to minority shareholders of AmBev resulting from the contribution of Labatt into AmBev.

[6] Being the average cost as included under Section 7.2 of the Board of Directors Report.

[7] Without the MTO the ownership rights in AmBev decrease from 54,4% to 48,1% (with however control remaining well above 50% with a control percentage of 68,6%).

[8] Being the highest of the equity values as per Section 7.3 of the Board of Directors Report.

[9] Without the MTO the minority rights in AmBev increase from 45,6% to 51,9%.

[10] Being the amount of EUR 2,3 billion as in the Board Report adjusted for the decreased ownership in AmBev by excluding the MTO transaction.

3 Remuneration of the contribution in kind

The Board of Directors proposes to issue 141.712.000 shares of Interbrew as remuneration for the contribution in kind.

The value of the new shares issued as consideration for the contribution of Tinsel Investments amounts to EUR 3.341.568.960 (141.712.000 newly issued Interbrew shares at EUR 23,58 per share (as at close of business on February 25, 2004, being the date agreed for the purposes of the Board of Directors Report for the valuation of the transaction).

It can thus be concluded that the value of the assets contributed is at least equal to the number and par value of the newly issued Interbrew shares (EUR 109.118.240[11]) increased with the share premium of EUR 3.232.450.720.

[11] Being 141.712.000 shares x EUR 0.77p/share.

4 Work performed

We performed or relied on the following work:

- Audit of the Interbrew consolidated financial statements over the past three years;

- Review of working papers of the external auditor of AmBev in connection with the 2003 financial statements of AmBev (Brazilian GAAP);

- KPMG Corporate Finance review of the AmBev valuation model, including evaluation of the underlying assumptions using input of KPMG Brazil; review of external information such as recent analyst reports on the value of AmBev's American Depositary Receipts, which trade on the New York Stock Exchange; comparison with recent transactions within the sector and publications on main assumptions used;

- Audit of Labatt's Canadian financial statements over the past three years;

- ISA 810 review of the 2004/2005/2006 forecasted figures;

- Obtaining confirmation regarding Tinsel Investments's (indirect) ownership of the AmBev shares and ability to freely contribute such shares at closing; review of the terms of the CSA to ensure Tinsel Investments SA should not have any assets, liabilities or contingent liabilities other than its indirect investment in AmBev shares; and

- Obtaining confirmation that the AmBev shares to be contributed are free of any pledges.

5 Conclusion

The contribution in kind increases the share capital of Interbrew through the contribution of 100% of the capital stock of Tinsel Investments to Interbrew and will be effected along with the merger of Labatt into AmBev.

Upon completion of our procedures performed, we are of the opinion that:

- the transaction was reviewed in accordance with the standard of the Belgian Institute of Chartered Accountants (IBR-IRE) on the audit of contributions in kind. The Board of Directors of Interbrew is responsible for the valuation of the assets contributed and for the determination of the number of new shares issued by Interbrew as remuneration for the contribution in kind;

- the description of the contribution in kind meets normal requirements of precision and clarity;

- the valuation methods applied are economically justified and lead to a value, which corresponds, at least to the number and the par value of the newly issued Interbrew shares increased with the share premium.

The remuneration of the contribution comprises 141.712.000 shares of Interbrew without nominal value.

We would finally like to remind the reader that our engagement does not consist in expressing a fairness opinion. Our report is provided on the basis that it is for the intended recipients' information only and can only be used in the context of the transactions described above.

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren - Reviseurs d'Entreprises
Statutory Auditor
represented by

Erik Helsen
Partner

Brussels, July 30, 2004

Exhibit C.5

RECEIVED
2004 DEC -8

Summary of documents sent to registered shareholders pursuant to Rule 12g3-2(b)(4) under the Securities Exchange Act of 1934

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

This document includes a summary of (1) the Board Report on the issuance of subscription rights, dated March 2, 2004 and (2) the Board Report concerning the inapplicability of pre-emptive rights to the issuance of subscription rights, dated March 2, 2004 ((1) and (2), collectively, the "Board Reports") and (3) the Statutory Auditors' report dated March 24, 2004 relating to the foregoing (the "Auditors Report"). Dutch and French versions of these reports are available on InBev NV/SA's (the "Company") website. No English translation was made of these documents. Information about the issuance of subscription rights and the terms thereof will be included in the Company's Annual Report for 2004 under the section "Corporate Governance".

The Board Reports affirm (1) a issuance of 5,000,000 subscription rights pursuant to the Company's Long Term Incentive Plan principally to certain senior management employees of the Company and accessorily to the Directors of the Company, being Messrs. Pierre Jean Everaert, Allan Chapin, Jean-Luc Dehaene, Bernard Hanon, Kees J, Storm, Peter Harf, Alexandre van Damme, Frederic de Mevius, Philippe de Spoelberch, Arnoud de Pret Roose de Calesberg, Remmert Laan and Charles Adriaenssen, (2) the inapplicability of pre-emptive rights to the aforementioned issuance of subscription rights. The conditions for the Company's Long Term Incentive Plan are attached to the Board Reports.

The Auditors Report confirms that (1) the financial information in the Board Reports is complete and correct and (2) the issue price of the aforementioned subscription rights complies with the requirements of article 598 of the "Wetboek van Vennootschappen" (Companies Laws).

Exhibit C.6

Summary of documents sent to registered shareholders pursuant to Rule 12g3-2(b)(4) under the Securities Exchange Act of 1934

This document includes a summary of (1) the Board Report on Increased Capital, dated March 18, 2003 (2) the Board Report on the issuance of subscription rights, dated March 18, 2003 (3) the Board Report concerning the inapplicability of pre-emptive rights to the issuance of subscription rights, dated March 18, 2003 ((1), (2) and (3), collectively, the "Board Reports") and (4) the Statutory Auditors' report dated March 31, 2003 relating to the foregoing (the "Auditors Report"). Dutch and French versions of these reports are available on InBev NV/SA's (the "Company") website. No English translation was made of these documents. Information about the issuance of subscription rights and the terms thereof is included in the Company's Annual Report for 2003 under the section "Corporate Governance".

The Board Reports affirm (1) a renewal of the authorization to increase the Company's capital to euro 495,800,000 for three years, (2) the issuance of 66,096 subscription rights pursuant to the Company's Long Term Incentive Plan to certain Directors of the Company, being Messrs. Ch. Adriaenssen, F. de Mevius, A. de Pret Roose de Calesberg, Ph. De Spoelberch, R. Laan, A. Van Damme, and (3) the inapplicability of pre-emptive rights to the aforementioned issuance of subscription rights. The conditions for the Company's Long Term Incentive Plan are attached to the Board Reports.

The Auditors Report confirms that (1) the financial information in the Board Reports is complete and correct and (2) the issue price of the aforementioned subscription rights complies with the requirements of article 598 of the "Wetboek van Vennootschappen" (Companies Laws).